                                                        Registration No.
                                                                      811-04867

   As filed with the Securities and Exchange Commission on December 31, 2012

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-6

                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT II
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2727-A Allen Parkway
                             Houston, Texas 77019
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (800) 871-2000
              (Depositor's Telephone Number, including Area Code)

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                              (Name of Guarantor)
                        175 Water Street, 18/th/ Floor
                           New York, New York 10038

                                (212) 770-7000
              (Guarantor's Telephone Number, including Area Code)

                              Manda Ghaferi, Esq.
                            AIG Life and Retirement
                           1999 Avenue of the Stars
                      Los Angeles, California 90067-6121
(Name and Address of Agent for Service for Depositor, Registrant and Guarantor)

It is proposed that this filing will become effective (check appropriate box)

      [  ]   immediately upon filing pursuant to paragraph (b)

      [  ]   on (date) pursuant to paragraph (b)

      [  ]   60 days after filing pursuant to paragraph (a)(1)

      [  ]   on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

      [ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of securities being registered: Gallery Life flexible premium variable universal life individual and Flexible Premium variable universal life individual policies and a guarantee related to insurance obligations under the policies.

Approximate date of proposed public offering:

      [ ] Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

                                     NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under the following policies (collectively referred to as the "Policies"):

     Gallery Life(R) flexible premium variable universal life individual policies
     Flexible Premium variable universal life individual policies on a new Form S-6. Interests under the Policies were previously registered on Form S-6 (File No. 33-90684) and funded by American General Life Insurance Company of Delaware Variable Account II (formerly AIG Life Insurance Company Variable Account II) (File No. 811-04867). Upon effectiveness of a merger between American General Life Insurance Company of Delaware ("AGLD") with and into American General Life Insurance Company ("AGL"), (i) AGL became the Depositor of the Policies and (ii) American General Life Insurance Company of Delaware Variable Account II was transferred intact to AGL and renamed American General Life Insurance Company Separate Account II.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive policies, Depositor no longer files annual post-effective amendments to this Form S-6.

The content of Post-Effective Amendment No. 8 under the Securities Act of 1933 and to the Registration Statement on Form S-6, filed with the Securities and Exchange Commission on May 1, 2001 (File Nos. 33-90684 and 811-04867; Accession No. 0001005477-01-500125) and Post-Effective Amendment No 7 under the Securities Act and to the Registration Statement on Form S-6, filed on May 1, 2000, Accession No. 0000820627-00-000021, are incorporated herein by reference including Part I--Prospectus, as supplemented by this filing, which supplement includes updated Financial Statements.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT II

                               GEMSTONE LIFE (R)
                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                         GROUP AND INDIVIDUAL POLICIES
                               POLARIS LIFE (R)
                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                         GROUP AND INDIVIDUAL POLICIES
                               GALLERY LIFE (R)
                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                              INDIVIDUAL POLICIES
                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                              INDIVIDUAL POLICIES
                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                                GROUP POLICIES
                         POLARIS SURVIVORSHIP LIFE (R)
                   FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
                         GROUP AND INDIVIDUAL POLICIES

                       SUPPLEMENT DATED JANUARY 2, 2013
                                      TO
                                 PROSPECTUSES
                      DATED MAY 1, 2001, AS SUPPLEMENTED

American General Life Insurance Company ("AGL") is amending the prospectuses for the above flexible premium variable universal life group and individual policies ("Policies") for the purpose of providing information regarding the merger of American General Life Insurance Company of Delaware ("AGLD") into AGL effective December 31, 2012.

The name "American General Life Insurance Company of Delaware" in the prospectuses is replaced with "American General Life Insurance Company", the insurer that issues the Policy. The terms "we," "us" and "our" are also used to identify the issuing company.

The names "Variable Account" and "Variable Account II" in the prospectuses are replaced with "Separate Account" and "Separate Account II", respectively.

The following paragraphs are added to each prospectus:

   THE MERGER

   Effective December 31, 2012, American General Life Insurance Company of Delaware ("AGLD"), an affiliate of AGL, merged with and into AGL ("Merger"). Before the Merger, Policies were issued by AGLD. Upon the Merger, all Policy obligations of AGLD became obligations of AGL. Accordingly, all references in the prospectus to AGLD as the issuer of the Policies and owner of the Separate Account assets are amended to refer to AGL.

   The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to reflect the change to the company that provides your Policy benefits from AGLD to AGL. You will receive a Policy endorsement from AGL that reflects the change from AGLD to AGL. The Merger also did not result in any adverse tax consequences for any Policy owners.

   Until we update all the forms to reflect the AGLD merger into AGL, we may provide you with forms, statements or reports that still reflect AGLD as the issuer. You may also contact AGL. You can contact AGL at its Administrative Office, VUL Administration, P.O. Box 4880, Houston, Texas 77210-4880 (for

   U. S. Mail); VUL Administration, 2727-A Allen Parkway, Houston, Texas 77019-2191 (for Express Delivery). Telephone Number: (800) 340-2765.

The following replaces the paragraph of the section in the prospectus entitled "The Company":

   AMERICAN GENERAL LIFE INSURANCE COMPANY

   We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 7019-2191. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

   AIG is a leading international insurance organization serving customers in more than 130 countries. AIG companies serve commercial, institutional, and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.

   AGL is regulated for the benefit of Policy owners by the insurance regulator in its state of domicile and also by all state insurance departments where it is licensed to conduct business. AGL is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to Policy owners. Insurance regulations also require AGL to maintain additional surplus to protect against a financial impairment; the amount of which surplus is based on the risks inherent in AGL's operations.

The following replaces the first paragraph of the section in the prospectus entitled "The Variable Account":

   THE SEPARATE ACCOUNT

   Before December 31, 2012, Separate Account II ("Separate Account") was a separate account of AGLD, named Variable Account II and originally established under Delaware law on June 5, 1986. On December 31, 2012, and in conjunction with the merger of AGL and AGLD, the Separate Account was transferred to and became a separate account of AGL under Texas law. It may be used to support the Policy and other variable life insurance policies, and used for other permitted purposes. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the federal securities laws.

The following replaces all references to the "National Union Guarantee" that appear in the prospectus and supplements:

   GUARANTEE OF INSURANCE OBLIGATIONS

   Insurance obligations under all Policies issued by AGLD prior to December 29, 2006 at 4:00 p.m. Eastern time are guaranteed (the "Guarantee") by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"), an affiliate of AGL.

   As of December 29, 2006 at 4:00 p.m. Eastern Time (the "Point of Termination"), the Guarantee was terminated for prospectively issued Policies. The Guarantee will not cover any Policies with a date of issue later than the Point of Termination. The Guarantee will continue to cover all Policies with a date of issue earlier than the Point of Termination until all insurance obligations under such Policies are satisfied in full. Insurance obligations include, without limitation, Account Value invested in any available fixed investment option, death benefits, and income options. The Guarantee does not guarantee variable Account Value or the investment performance of the variable investment options available under the Policies. The Guarantee provides that individual Policy owners can enforce the Guarantee directly.

   Guarantees for Policies issued prior to the Merger will continue after the Merger. As a result, the Merger of AGLD into AGL will not impact the insurance obligations under the Guarantee.

   National Union is a stock property-casualty insurance company incorporated under the laws of the Commonwealth of Pennsylvania on February 14, 1901. National Union's principal executive office is located at 175 Water Street, 18/th/ Floor, New York, New York 10038. National Union is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. National Union, an affiliate of AGL, is an indirect wholly owned subsidiary of AIG.

The following replaces the paragraph under the section in the prospectus entitled "Legal Proceedings":

   LEGAL PROCEEDINGS

   AGL has received industry-wide regulatory inquiries, including a multi-state audit and market conduct examination covering compliance with unclaimed property laws and a directive from the New York Department of Financial Services regarding claims settlement practices and other related state regulatory inquiries. In the three months ended September 30, 2012, AGL, together with its life insurance company affiliates, worked to resolve multi-state examinations relating to the handling of unclaimed property and the use of the Social Security Administration Death Master File ("SSDMF") to identify death claims that have not been submitted to AGL or its insurance company affiliates, as the case may be, in the normal course of business. The final settlement of these examinations was announced on October 22, 2012. AGL is taking enhanced measures to, among other things, routinely match policyholder records with the SSDMF to determine if its insured parties, annuitants, or retained account holders have died and locate beneficiaries when a claim is payable.

   Although AGL has reached final settlement on the multi-state examinations, it is possible that the settlement remediation requirements and/or remaining inquiries and other regulatory activity could result in the payment of additional death claims and additional escheatment of funds deemed abandoned under state laws. AGL believes that it has adequately reserved for such claims as of December 31, 2012, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate.

   In addition, the state of West Virginia has two lawsuits pending against AGL relating to alleged violations of the West Virginia Uniform Unclaimed Property Act, in connection with policies issued by AGL and by American General Life and Accident Insurance Company (which merged into AGL on December 31, 2012). The State of West Virginia has also filed similar lawsuits against other insurers.

   In addition, AGL invested a total of $490.7 million in WG Trading Company, L.P. ("WG Trading") in two separate transactions. AGL received back a total amount of $567.2 million from these investments. In August 2010, a court-appointed Receiver filed a lawsuit against AGL and other defendants seeking to recover any funds distributed in excess of the entities' investments. The Receiver asserts that WG Trading and WG Trading Investors, L.P. were operated as a "ponzi" scheme.

   There are no pending legal proceedings affecting the Separate Account. Various lawsuits against AGL have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of AGL, such as through financial examinations, market conduct exams or regulatory inquiries. As of December 31, 2012, AGL believes it is not likely that contingent liabilities arising from the above matters will have a material adverse effect on the financial condition of AGL.

The following paragraphs are added to the OTHER INFORMATION section of the prospectus:

   On September 22, 2008, AIG entered into a revolving credit facility ("FRBNY Credit Facility") with the Federal Reserve Bank of New York ("NY Fed"). On January 14, 2011, AIG completed a series of integrated transactions (the "Recapitalization") to recapitalize AIG. In the Recapitalization, AIG repaid the NY Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under the FRBNY Credit Facility, and the facility was terminated. As a result of the Recapitalization, AIG was controlled by the Department of Treasury. As of December 14, 2012, the Department of Treasury sold its remaining shares of AIG Common Stock.

   These transactions described above do not alter our obligations to you. More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov.

The following is added under the FINANCIAL STATEMENTS header of the prospectus:

   PricewaterhouseCoopers LLP, located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, serves as the independent registered public accounting firm for Variable Account II, AGL, the life companies listed below and American International Group, Inc.

   We are required to include additional life companies' financial statements in the Registration Statement to reflect the effect of the Merger.

   You may obtain a free copy of these financial statements if you write us at our Administrative Office or call us at (800) 340-2765. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

   The following financial statements are included in the Registration Statement in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

           . Audited Financial Statements of Variable Account II of American General Life Insurance Company of Delaware for the year ended December 31, 2011

           . Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009

           . Audited Statutory Financial Statements of American General Assurance Company for years ended December 31, 2011 and 2010

           . Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010

           . Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009

           . Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010

           . Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

           . Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

           . Audited Statutory Financial Statements of National Union Fire Insurance Company of Pittsburgh, Pa. for the years ended December 31, 2011 and 2010

The following financial statements are also included in the Registration
Statement:

           . Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011

   The financial statements of the life companies listed above should be considered only as bearing on the ability of AGL to meet its obligations under the Policies.

   You should only consider the statutory financial statements of National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") that we include in the Registration Statement as bearing on the ability of National Union, as guarantor, to meet its obligations under the guarantee of insurance obligations under Policies issued prior to December 29, 2006, at 4:00 p.m. Eastern Time ("Point of Termination"). Policies with an issue date after the Point of Termination are not covered by the National Union guarantee.

   AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

   On March 30, 2011, American International Group, Inc. and AGL entered into an Unconditional Capital Maintenance Agreement. As a result, the financial statements of American International Group, Inc. are incorporated by reference below. American International Group, Inc. does not underwrite any Policies referenced herein.

   The following financial statements are incorporated by reference in the Registration Statement in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

           . Consolidated Financial Statements and Financial Statement Schedules of American International Group, Inc.'s Current Report on Form 8-K dated May 4, 2012 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting)

           . American International Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011

   The following financial statements are also incorporated by reference in the Registration Statement in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting:

           . Consolidated Financial Statements of AIA Group Limited incorporated by reference to American International Group, Inc.'s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2011

               Please keep this Supplement with your Prospectus

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              Separate Account I

--------------------------------------------------------------------------------

                SUPPLEMENT TO THE PROSPECTUSES, AS SUPPLEMENTED

            OVATION ADVISOR VARIABLE ANNUITY May 2, 2005
            OVATION PLUS VARIABLE ANNUITY May 1, 2002
            THE VARIABLE ANNUITY May 1, 1997
            OLD PROFILE VARIABLE ANNUITY (SINGLE PREMIUM) May 1, 2002 PARADIGM VARIABLE ANNUITY May 1, 2002
            PROFILE VARIABLE ANNUITY (FLEX PREMIUM) May 1, 2002
            TRILOGY VARIABLE ANNUITY May 1, 2002
            GALLERY VARIABLE ANNUITY April 29, 2004

--------------------------------------------------------------------------------

American General Life Insurance Company ("AGL") is amending the prospectuses for the above variable annuity contracts (the "Contracts") for the purpose of providing information regarding the merger of American General Life Insurance Company of Delaware ("AGLD") into AGL effective December 31, 2012.

The following information is added to and updates each prospectus:

   AMERICAN GENERAL LIFE INSURANCE COMPANY

   AGL is a stock life insurance company organized under the laws of the state of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is successor in interest to a company originally organized under the laws of Delaware on January 10, 1917.

   Effective December 31, 2012, AGLD, an affiliate of AGL, merged with and into AGL ("Merger"). Before the Merger, Contracts in all states except New York were issued by AGLD. Upon the Merger, all contractual obligations of AGLD became obligations of AGL. Accordingly, all references in the prospectus to AGLD as the issuer of the Contracts and owner of the separate account assets are amended to refer to AGL.

   The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to reflect the change to the company that provides your Contract benefits from AGLD to AGL. You will receive a Contract endorsement from AGL that reflects the change from AGLD to AGL. The Merger also did not result in any adverse tax consequences for any Contract owners.

   Until we update all the forms to reflect the AGLD merger into AGL, we may provide you with forms, statements or reports that still reflect AGLD as the issuer. You may also contact AGL at its Annuity Service Center, P.O. Box 758569, Topeka, KS 66636-8569 or call us at 1-800-255-8402.

   OWNERSHIP STRUCTURE OF AGL

   AGL is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.

   AGL is regulated for the benefit of Contract owners by the insurance regulator in its state of domicile and also by all state insurance departments where it is licensed to conduct business. AGL is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to Contract owners. Insurance regulations also require AGL to maintain additional surplus to protect against a financial impairment; the amount of which surplus is based on the risks inherent in AGL's operations.

   AIG is a leading international insurance organization serving customers in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.

   On September 22, 2008, AIG entered into a revolving credit facility ("FRBNY Credit Facility") with the Federal Reserve Bank of New York ("NY Fed"). On January 14, 2011, AIG completed a series of integrated transactions (the "Recapitalization") to recapitalize AIG. In the Recapitalization, AIG repaid the NY Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under the FRBNY Credit Facility, and the facility was terminated. As a result of the Recapitalization, AIG was controlled by the Department of Treasury. As of December 14, 2012, the Department of Treasury sold its remaining shares of AIG Common Stock.

   The transactions described above do not alter our obligations to you. More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov.

   SEPARATE ACCOUNT I

   Before December 31, 2012, Separate Account I was a separate account of AGLD, named Variable Account I and originally established under Delaware law on June 5, 1986. On December 31, 2012, and in conjunction with the Merger of AGL and AGLD, Separate Account I was transferred to and became a separate account of AGL under Texas law. It may be used to support the Contract and other variable annuity contracts, and used for other permitted purposes. Separate Account I is registered with the Securities and Exchange Commission as a unit investment trust under the federal securities laws.

   GUARANTEE OF INSURANCE OBLIGATIONS

   Insurance obligations under all Contracts issued by AGLD prior to December 29, 2006 at 4:00 p.m. Eastern Time are guaranteed (the "Guarantee") by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"), an affiliate of AGL.

   As of December 29, 2006 at 4:00 p.m. Eastern Time (the "Point of Termination"), the Guarantee was terminated for prospectively issued Contracts. The Guarantee will not cover any Contracts or certificates with a date of issue later than the Point of Termination. The Guarantee will continue to cover Contracts and certificates with a date of issue earlier than the Point of Termination until all insurance obligations under such Contracts or certificates are satisfied in full. Insurance obligations include, without limitation, Contract value invested in any available fixed investment option, death benefits, and income options. The Guarantee does not guarantee Contract value or the investment performance of the variable investment options available under the Contracts. The Guarantee provides that individual Contract owners and certificate holders can enforce the Guarantee directly.

   Guarantees for Contracts and certificates issued prior to the Merger will continue after the Merger. As a result, the Merger of AGLD into AGL will not impact the insurance obligations under the Guarantee.

   National Union is a stock property-casualty insurance company incorporated under the laws of the Commonwealth of Pennsylvania on February 14, 1901. National Union's principal executive office is located at 175 Water Street, 18/th/ Floor, New York, New York 10038. National Union is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. National Union, an affiliate of AGL, is an indirect wholly owned subsidiary of AIG.

   LEGAL PROCEEDINGS

   AGL has received industry-wide regulatory inquiries, including a multi-state audit and market conduct examination covering compliance with unclaimed property laws and a directive from the New York Department of Financial Services regarding claims settlement practices and other related state regulatory inquiries. In the three months ended September 30, 2012, AGL, together with its life insurance company affiliates, worked to resolve multi-state examinations relating to the handling of unclaimed property and the use of the Social Security Administration Death Master File ("SSDMF") to identify death claims that have not been submitted to AGL or its insurance company affiliates, as the case may be, in the normal course of business. The final settlement of these examinations was announced on October 22, 2012. AGL is taking enhanced measures to, among other things, routinely match policyholder records with the SSDMF to determine if its insured parties, annuitants, or retained account holders have died and locate beneficiaries when a claim is payable.

   Although AGL has reached final settlement on the multi-state examinations, it is possible that the settlement remediation requirements and/or remaining inquiries and other regulatory activity could result in the payment of additional death claims and additional escheatment of funds deemed abandoned under state laws. AGL believes that it has adequately reserved for such claims as of December 31, 2012, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate.

   In addition, the state of West Virginia has two lawsuits pending against AGL relating to alleged violations of the West Virginia Uniform Unclaimed Property Act, in connection with policies issued by AGL and by American General Life and Accident Insurance Company (which merged into AGL on December 31, 2012). The State of West Virginia has also filed similar lawsuits against other insurers.

   In addition, AGL invested a total of $490.7 million in WG Trading Company, L.P. ("WG Trading") in two separate transactions. AGL received back a total amount of $567.2 million from these investments. In August 2010, a court-appointed Receiver filed a lawsuit against AGL and other defendants seeking to recover any funds distributed in excess of the entities' investments. The Receiver asserts that WG Trading and WG Trading Investors, L.P. were operated as a "ponzi" scheme.

   There are no pending legal proceedings affecting the Separate Account. Various lawsuits against AGL have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of AGL, such as through financial examinations, market conduct exams or regulatory inquiries. As of December 31, 2012, AGL believes it is not likely that contingent liabilities arising from the above matters will have a material adverse effect on the financial condition of AGL.

   FINANCIAL STATEMENTS

   PricewaterhouseCoopers LLP, located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, serves as the independent registered public accounting firm for Variable Account I, AGL, the life companies listed below and American International Group, Inc.

   We are required to include additional life companies' financial statements in the Registration Statement to reflect the effect of the Merger.

   You may obtain a free copy of these financial statements if you write us at our Annuity Service Center, P.O. Box 758569, Topeka, KS 66636-8569 or call us at 1-800-255-8402. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

   The following financial statements are included in the Registration Statement in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

           . Audited Financial Statements of Variable Account I of American General Life Insurance Company of Delaware for the year ended December 31, 2011

           . Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009

           . Audited Statutory Financial Statements of American General Assurance Company for years ended December 31, 2011 and 2010

           . Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010

           . Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009

           . Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010

           . Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

           . Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

           . Audited Statutory Financial Statements of National Union Fire Insurance Company of Pittsburgh, Pa. for the years ended December 31, 2011 and 2010

   The following financial statements are also included in the Registration
   Statement:

           . Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011

   The financial statements of the life companies listed above should be considered only as bearing on the ability of AGL to meet its obligations under the Contracts.

   You should only consider the statutory financial statements of National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") that we include in the Registration Statement as bearing on the ability of National Union, as guarantor, to meet its obligations under the guarantee of insurance obligations under Contracts issued prior to December 29, 2006, at 4:00 p.m. Eastern Time ("Point of Termination"). Contracts with an issue date after the Point of Termination are not covered by the National Union guarantee.

   AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

   On March 30, 2011, American International Group, Inc. and AGL entered into an Unconditional Capital Maintenance Agreement. As a result, the financial statements of American International Group, Inc. are incorporated by reference below. American International Group, Inc. does not underwrite any Contracts referenced herein.

   The following financial statements are incorporated by reference in the Registration Statement in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

           . Consolidated Financial Statements and Financial Statement Schedules of American International Group, Inc.'s Current Report on Form 8-K dated May 4, 2012 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting)

           . American International Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011

   The following financial statements are also incorporated by reference in the Registration Statement in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting:

       . Consolidated Financial Statements of AIA Group Limited incorporated by reference to American International Group, Inc.'s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2011

Dated: January 2, 2013

               Please keep this Supplement with your Prospectus

AMERICAN GENERAL
Life Companies

                                                            Variable Account II
                                              Variable Universal Life Insurance

                                                                           2011

                                                                  Annual Report

                                                              December 31, 2011

                            American General Life Insurance Company of Delaware

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American General Life Insurance Company of Delaware and Policy Owners of American General Life Insurance Company of Delaware Variable Account II

   In our opinion, the accompanying statements of assets and liabilities, including the schedules of portfolio investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the Sub-Accounts listed in Note 1 of American General Life Insurance Company of Delaware Variable Account II at December 31, 2011, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and each of their financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the management of American General Life Insurance Company of Delaware; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investment securities at December 31, 2011 by correspondence with the mutual fund companies, provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
Houston, Texas
April 25, 2012

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2011

                                                                                      Due from (to)
                                                                                     American General
                                                                       Investment     Life Insurance
                                                                     securities - at    Company of
Sub-accounts                                                           fair value        Delaware      NET ASSETS
------------------------------------------------------------------------------------------------------------------
AllianceBernstein Balanced Wealth Strategy Portfolio - Class A          $    214,804     $          - $    214,804
AllianceBernstein Global Thematic Growth Portfolio - Class A               1,072,533                -    1,072,533
AllianceBernstein Growth and Income Portfolio - Class A                    1,373,571                -    1,373,571
AllianceBernstein Growth Portfolio - Class A                               1,513,334                -    1,513,334
AllianceBernstein Intermediate Bond Portfolio - Class A                       50,522                -       50,522
AllianceBernstein Large Cap Growth Portfolio - Class A                       754,333                -      754,333
AllianceBernstein Money Market Portfolio - Class A                           175,790                -      175,790
AllianceBernstein Real Estate Investment Portfolio - Class A                 590,417                -      590,417
AllianceBernstein Small Cap Growth Portfolio - Class A                       378,816                -      378,816
American Century VP Capital Appreciation Fund - Class I                      248,725                -      248,725
American Century VP Income & Growth Fund - Class I                           150,357                -      150,357
Anchor Series Trust Asset Allocation Portfolio - Class 1                     302,672                -      302,672
Anchor Series Trust Capital Appreciation Portfolio - Class 1               2,431,110                -    2,431,110
Anchor Series Trust Government and Quality Bond Portfolio - Class 1          524,041                -      524,041
Anchor Series Trust Growth Portfolio - Class 1                               930,245                -      930,245
Anchor Series Trust Natural Resources Portfolio - Class 1                    826,142                -      826,142
BlackRock Basic Value V.I. Fund - Class I                                          -                -            -
Dreyfus Stock Index Fund, Inc. - Initial Shares                            3,304,407                -    3,304,407
Fidelity VIP Asset Manager Portfolio - Initial Class                         988,841                -      988,841
Fidelity VIP Contrafund Portfolio - Initial Class                          2,025,569                -    2,025,569
Fidelity VIP Growth Portfolio - Initial Class                              2,813,320                -    2,813,320
Fidelity VIP High Income Portfolio - Initial Class                           456,123                -      456,123
Fidelity VIP Index 500 Portfolio - Initial Class                                   -                -            -
Fidelity VIP Investment Grade Bond Portfolio - Initial Class                 730,922                -      730,922
Fidelity VIP Money Market Portfolio - Initial Class                        2,027,826                -    2,027,826
Fidelity VIP Overseas Portfolio - Initial Class                              256,912                -      256,912
Franklin Templeton Templeton Foreign Securities Fund - Class 2                     -                -            -
Invesco V.I. Capital Appreciation Fund - Series I                            417,913                -      417,913
Invesco V.I. International Growth Fund - Series I                            719,412                -      719,412
JPMorgan Insurance Trust Core Bond Portfolio - Class 1                       112,059                -      112,059
JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1                     113,760                -      113,760
Neuberger Berman AMT Partners Portfolio - Class I                            136,989                -      136,989
Neuberger Berman AMT Short Duration Bond Portfolio - Class I                 126,374                -      126,374
Oppenheimer Global Securities Fund/VA - Non-Service Shares                   462,505                -      462,505
Oppenheimer Main Street Fund/VA - Non-Service Shares                         403,982                -      403,982
PIMCO VIT Real Return Portfolio - Administrative Class                       141,448                -      141,448
PIMCO VIT Total Return Portfolio - Administrative Class                            -                -            -
SunAmerica Aggressive Growth Portfolio - Class 1                           1,449,380                -    1,449,380
SunAmerica Alliance Growth Portfolio - Class 1                             2,706,174                -    2,706,174
SunAmerica Balanced Portfolio - Class 1                                      834,869                -      834,869
SunAmerica Blue Chip Growth Portfolio - Class 1                               42,147                -       42,147
SunAmerica Capital Growth Portfolio - Class 1                                 30,062                -       30,062
SunAmerica Cash Management Portfolio - Class 1                             1,560,002                -    1,560,002
SunAmerica Corporate Bond Portfolio - Class 1                                390,563                -      390,563
SunAmerica Davis Venture Value Portfolio - Class 1                         1,514,206                -    1,514,206
SunAmerica "Dogs" of Wall Street Portfolio - Class 1                         246,490                -      246,490
SunAmerica Emerging Markets Portfolio - Class 1                              828,755                -      828,755
SunAmerica Equity Opportunities Portfolio - Class 1                          325,016                -      325,016
SunAmerica Fundamental Growth Portfolio - Class 1                            681,516                -      681,516
SunAmerica Global Bond Portfolio - Class 1                                   487,675                -      487,675
SunAmerica Global Equities Portfolio - Class 1                               405,958                -      405,958
SunAmerica Growth Opportunities Portfolio - Class 1                          101,146                -      101,146

                            See accompanying notes.

                                   VA II - 2

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF ASSETS AND LIABILITIES - CONTINUED
DECEMBER 31, 2011

                                                                                    Due from (to)
                                                                                   American General
                                                                     Investment     Life Insurance
                                                                   securities - at    Company of
Sub-accounts                                                         fair value        Delaware      NET ASSETS
----------------------------------------------------------------------------------------------------------------
SunAmerica Growth-Income Portfolio - Class 1                          $  1,818,041     $          - $  1,818,041
SunAmerica High-Yield Bond Portfolio - Class 1                             228,976                -      228,976
SunAmerica International Diversified Equities Portfolio - Class 1          406,012                -      406,012
SunAmerica International Growth and Income Portfolio - Class 1             553,292                -      553,292
SunAmerica Marsico Focused Growth Portfolio - Class 1                      584,998                -      584,998
SunAmerica MFS Massachusetts Investors Trust Portfolio - Class 1           436,244                -      436,244
SunAmerica MFS Total Return Portfolio - Class 1                            709,219                -      709,219
SunAmerica Mid-Cap Growth Portfolio - Class 1                            1,975,372                -    1,975,372
SunAmerica Real Estate Portfolio - Class 1                                 452,344                -      452,344
SunAmerica Technology Portfolio - Class 1                                   80,005                -       80,005
SunAmerica Telecom Utility Portfolio - Class 1                             372,382                -      372,382
SunAmerica Total Return Bond Portfolio - Class 1                           280,104                -      280,104
UIF Mid Cap Growth Portfolio - Class I Shares                              188,220                -      188,220
VALIC Company I International Equities Fund                                690,756                -      690,756
VALIC Company I Small Cap Index Fund                                       148,728                -      148,728
Van Eck VIP Emerging Markets Fund - Initial Class                          279,778                -      279,778
Van Eck VIP Global Hard Assets Fund - Initial Class                        250,427                -      250,427
Vanguard VIF Total Bond Market Index Portfolio                                   -                -            -

                            See accompanying notes.

                                   VA II - 3

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

                          A            B           A+B=C          D              E             F              C+D+E+F
                                 Mortality and                                           Net change in
                                  expense risk      NET      Net realized  Capital gain    unrealized        INCREASE
                      Dividends       and        INVESTMENT  gain (loss)   distributions  appreciation   (DECREASE) IN NET
                     from mutual administrative    INCOME         on        from mutual  (depreciation)  ASSETS RESULTING
Sub-accounts            funds       charges        (LOSS)    investments       funds     of investments   FROM OPERATIONS
---------------------------------------------------------------------------------------------------------------------------
AllianceBernstein
  Balanced Wealth
  Strategy
  Portfolio - Class
  A                    $   5,366     $   (1,973)  $   3,393     $     510       $      -    $   (11,690)        $   (7,787)
AllianceBernstein
  Global Thematic
  Growth Portfolio
  - Class A                7,791        (11,549)     (3,758)       (1,971)             -       (333,170)          (338,899)
AllianceBernstein
  Growth and Income
  Portfolio - Class
  A                       21,573        (13,152)      8,421        24,015              -         42,063             74,499
AllianceBernstein
  Growth Portfolio
  - Class A                    -        (14,333)    (14,333)       12,824              -          9,756              8,247
AllianceBernstein
  Intermediate Bond
  Portfolio - Class
  A                        2,507           (463)      2,044           (72)           191            707              2,870
AllianceBernstein
  Large Cap Growth
  Portfolio - Class
  A                        2,725         (6,823)     (4,098)        5,410              -        (33,723)           (32,411)
AllianceBernstein
  Money Market
  Portfolio - Class
  A                           16         (1,442)     (1,426)            -              -              -             (1,426)
AllianceBernstein
  Real Estate
  Investment
  Portfolio - Class
  A                        8,758         (4,389)      4,369           505         66,063        (23,856)            47,081
AllianceBernstein
  Small Cap Growth
  Portfolio - Class
  A                            -         (3,536)     (3,536)        4,068              -          9,895             10,427
American Century VP
  Capital
  Appreciation Fund
  - Class I                    -         (2,072)     (2,072)          825              -        (18,926)           (20,173)
American Century VP
  Income & Growth
  Fund - Class I           2,412         (1,160)      1,252         3,140              -            375              4,767
Anchor Series Trust
  Asset Allocation
  Portfolio - Class
  1                        8,424         (2,327)      6,097         1,483              -         (6,786)               794
Anchor Series Trust
  Capital
  Appreciation
  Portfolio - Class
  1                            -        (21,698)    (21,698)       40,805              -       (220,105)          (200,998)
Anchor Series Trust
  Government and
  Quality Bond
  Portfolio - Class
  1                       14,676         (4,131)     10,545        (9,778)         2,059         30,835             33,661
Anchor Series Trust
  Growth Portfolio
  - Class 1                7,475         (7,774)       (299)      (25,296)             -        (51,552)           (77,147)
Anchor Series Trust
  Natural Resources
  Portfolio - Class
  1                        6,981         (7,831)       (850)      (13,658)       248,273       (459,010)          (225,245)
BlackRock Basic
  Value V.I. Fund -
  Class I                    291           (258)         33        (5,940)             -        (10,857)           (16,764)
Dreyfus Stock Index
  Fund, Inc. -
  Initial Shares          62,755        (29,451)     33,304        24,599         22,788        (43,307)            37,384
Fidelity VIP Asset
  Manager Portfolio
  - Initial Class         20,698         (8,947)     11,751            80          5,025        (52,367)           (35,511)
Fidelity VIP
  Contrafund
  Portfolio -
  Initial Class           21,736        (16,098)      5,638        16,467              -       (110,113)           (88,008)
Fidelity VIP Growth
  Portfolio -
  Initial Class           10,933        (25,801)    (14,868)       14,861         10,119        (28,589)           (18,477)
Fidelity VIP High
  Income Portfolio
  - Initial Class         31,564         (3,931)     27,633        (2,688)             -         (8,993)            15,952
Fidelity VIP Index
  500 Portfolio -
  Initial Class                -           (208)       (208)       (5,340)         3,550         (6,102)            (8,100)
Fidelity VIP
  Investment Grade
  Bond Portfolio -
  Initial Class           23,631         (6,169)     17,462        (6,006)        19,340         13,876             44,672
Fidelity VIP Money
  Market Portfolio
  - Initial Class          2,301        (17,010)    (14,709)            -              -              -            (14,709)
Fidelity VIP
  Overseas
  Portfolio -
  Initial Class            4,278         (2,958)      1,320           460            639        (60,524)           (58,105)
Franklin Templeton
  Templeton Foreign
  Securities Fund -
  Class 2                  3,420           (271)      3,149        (5,193)             -        (13,684)           (15,728)
Invesco V.I.
  Capital
  Appreciation Fund
  - Series I                 706         (3,943)     (3,237)        1,751              -        (38,598)           (40,084)
Invesco V.I.
  International
  Growth Fund -
  Series I                13,623         (7,218)      6,405         7,737              -        (76,237)           (62,095)
JPMorgan Insurance
  Trust Core Bond
  Portfolio - Class
  1                        4,895           (725)      4,170          (822)             -          2,495              5,843
JPMorgan Insurance
  Trust U.S. Equity
  Portfolio - Class
  1                        1,417           (863)        554           886              -         (4,139)            (2,699)
Neuberger Berman
  AMT Partners
  Portfolio - Class
  I                            -         (1,139)     (1,139)        1,758              -        (18,734)           (18,115)
Neuberger Berman
  AMT Short
  Duration Bond
  Portfolio - Class
  I                        5,027         (1,019)      4,008             4              -         (4,487)              (475)
Oppenheimer Global
  Securities Fund/
  VA - Non-Service
  Shares                   6,918         (3,980)      2,938         2,887              -        (52,617)           (46,792)
Oppenheimer Main
  Street Fund/VA -
  Non-Service Shares       3,351         (3,027)        324         1,894              -         (5,553)            (3,335)
PIMCO VIT Real
  Return Portfolio
  - Administrative
  Class                   38,923         (2,815)     36,108        74,441          4,099         68,671            183,319
PIMCO VIT Total
  Return Portfolio
  - Administrative
  Class                    3,870           (316)      3,554        (6,013)             5          9,063              6,609
SunAmerica
  Aggressive Growth
  Portfolio - Class
  1                            -        (11,264)    (11,264)       11,308              -        (43,017)           (42,973)
SunAmerica Alliance
  Growth Portfolio
  - Class 1               14,608        (22,551)     (7,943)       29,623              -       (108,198)           (86,518)
SunAmerica Balanced
  Portfolio - Class
  1                       15,273         (6,249)      9,024         2,537              -            730             12,291
SunAmerica Blue
  Chip Growth
  Portfolio - Class
  1                          102           (360)       (258)        2,176              -         (4,229)            (2,311)
SunAmerica Capital
  Growth Portfolio
  - Class 1                    -           (231)       (231)           89              -           (488)              (630)
SunAmerica Cash
  Management
  Portfolio - Class
  1                            -        (11,537)    (11,537)         (981)             -         (3,297)           (15,815)
SunAmerica
  Corporate Bond
  Portfolio - Class
  1                       25,319         (2,677)     22,642           182          1,888         (5,516)            19,196
SunAmerica Davis
  Venture Value
  Portfolio - Class
  1                       21,500        (12,405)      9,095         8,790              -       (103,288)           (85,403)
SunAmerica "Dogs"
  of Wall Street
  Portfolio - Class
  1                        5,276         (1,707)      3,569         2,715              -         19,856             26,140
SunAmerica Emerging
  Markets Portfolio
  - Class 1                6,210         (8,167)     (1,957)      (10,213)             -       (305,739)          (317,909)
SunAmerica Equity
  Opportunities
  Portfolio - Class
  1                        1,881         (2,365)       (484)          691              -         (2,858)            (2,651)
SunAmerica
  Fundamental
  Growth Portfolio
  - Class 1                    -         (5,602)     (5,602)        9,625              -        (46,111)           (42,088)
SunAmerica Global
  Bond Portfolio -
  Class 1                 10,105         (3,274)      6,831         2,878          6,273          3,630             19,612

                            See accompanying notes.

                                   VA II - 4

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF OPERATIONS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2011

                          A            B           A+B=C          D              E             F              C+D+E+F
                                 Mortality and                                           Net change in
                                  expense risk      NET      Net realized  Capital gain    unrealized        INCREASE
                      Dividends       and        INVESTMENT  gain (loss)   distributions  appreciation   (DECREASE) IN NET
                     from mutual administrative    INCOME         on        from mutual  (depreciation)  ASSETS RESULTING
Sub-accounts            funds       charges        (LOSS)    investments       funds     of investments   FROM OPERATIONS
---------------------------------------------------------------------------------------------------------------------------
SunAmerica Global
  Equities
  Portfolio - Class
  1                    $   4,393      $  (3,437)   $    956      $  2,008       $      -     $  (53,625)        $  (50,661)
SunAmerica Growth
  Opportunities
  Portfolio - Class
  1                            -           (752)       (752)          498              -         (2,216)            (2,470)
SunAmerica
  Growth-Income
  Portfolio - Class
  1                       17,275        (13,798)      3,477        18,327              -        103,905            125,709
SunAmerica
  High-Yield Bond
  Portfolio - Class
  1                       19,479         (1,668)     17,811           356              -        (10,438)             7,729
SunAmerica
  International
  Diversified
  Equities
  Portfolio - Class
  1                       10,267         (3,733)      6,534         2,846              -        (86,934)           (77,554)
SunAmerica
  International
  Growth and Income
  Portfolio - Class
  1                       19,472         (4,947)     14,525         7,602              -       (114,902)           (92,775)
SunAmerica Marsico
  Focused Growth
  Portfolio - Class
  1                        1,974         (4,523)     (2,549)        1,623              -        (12,018)           (12,944)
SunAmerica MFS
  Massachusetts
  Investors Trust
  Portfolio - Class
  1                        3,166         (3,440)       (274)        2,650              -        (14,457)           (12,081)
SunAmerica MFS
  Total Return
  Portfolio - Class
  1                       19,745         (5,703)     14,042         7,976              -        (13,892)             8,126
SunAmerica Mid-Cap
  Growth Portfolio
  - Class 1                    -        (16,433)    (16,433)       24,783              -       (142,510)          (134,160)
SunAmerica Real
  Estate Portfolio
  - Class 1                4,425         (3,528)        897        12,430              -         23,036             36,363
SunAmerica
  Technology
  Portfolio - Class
  1                            -           (851)       (851)         (210)             -         (6,824)            (7,885)
SunAmerica Telecom
  Utility Portfolio
  - Class 1                8,715         (2,738)      5,977         1,851              -         10,809             18,637
SunAmerica Total
  Return Bond
  Portfolio - Class
  1                        3,914         (1,252)      2,662           812          3,025            498              6,997
UIF Mid Cap Growth
  Portfolio - Class
  I Shares                   685           (210)        475           239             85        (15,344)           (14,545)
VALIC Company I
  International
  Equities Fund           21,878         (1,221)     20,657       (16,612)             -       (139,485)          (135,440)
VALIC Company I
  Small Cap Index
  Fund                     1,543           (590)        953       (15,987)             -        (27,908)           (42,942)
Van Eck VIP
  Emerging Markets
  Fund - Initial
  Class                    3,990         (3,461)        529        (9,471)             -       (101,097)          (110,039)
Van Eck VIP Global
  Hard Assets Fund
  - Initial Class          3,689         (2,829)        860           632          3,951        (60,857)           (55,414)
Vanguard VIF Total
  Bond Market Index
  Portfolio                5,564           (217)      5,347          (254)         1,511          1,796              8,400

                            See accompanying notes.

                                   VA II - 5

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

SCHEDULES OF PORTFOLIO INVESTMENTS
DECEMBER 31, 2011

                                                   Net Asset Value Value of Shares Cost of Shares
Sub-accounts                              Shares      Per Share     at Fair Value       Held      Level /(1)/
-------------------------------------------------------------------------------------------------------------
AllianceBernstein Balanced Wealth
  Strategy Portfolio - Class A              19,707        $  10.90    $    214,804   $    218,688          1
AllianceBernstein Global Thematic
  Growth Portfolio - Class A                72,127           14.87       1,072,533      1,326,116          1
AllianceBernstein Growth and Income
  Portfolio - Class A                       76,098           18.05       1,373,571      1,252,947          1
AllianceBernstein Growth Portfolio -
  Class A                                   74,183           20.40       1,513,334      1,432,583          1
AllianceBernstein Intermediate Bond
  Portfolio - Class A                        4,029           12.54          50,522         50,194          1
AllianceBernstein Large Cap Growth
  Portfolio - Class A                       28,084           26.86         754,333        743,619          1
AllianceBernstein Money Market
  Portfolio - Class A                      175,790            1.00         175,790        175,790          1
AllianceBernstein Real Estate
  Investment Portfolio - Class A            50,986           11.58         590,417        598,352          1
AllianceBernstein Small Cap Growth
  Portfolio - Class A                       22,166           17.09         378,816        347,208          1
American Century VP Capital
  Appreciation Fund - Class I               18,814           13.22         248,725        257,766          1
American Century VP Income & Growth
  Fund - Class I                            24,488            6.14         150,357        140,257          1
Anchor Series Trust Asset Allocation
  Portfolio - Class 1                       23,235           13.03         302,672        298,952          1
Anchor Series Trust Capital
  Appreciation Portfolio - Class 1          71,214           34.14       2,431,110      2,493,172          1
Anchor Series Trust Government and
  Quality Bond Portfolio - Class 1          33,655           15.57         524,041        513,484          1
Anchor Series Trust Growth Portfolio -
  Class 1                                   48,185           19.31         930,245        975,382          1
Anchor Series Trust Natural Resources
  Portfolio - Class 1                       33,880           24.38         826,142      1,186,364          1
Dreyfus Stock Index Fund, Inc. -
  Initial Shares                           112,090           29.48       3,304,407      3,166,675          1
Fidelity VIP Asset Manager Portfolio -
  Initial Class                             71,655           13.80         988,841      1,036,455          1
Fidelity VIP Contrafund Portfolio -
  Initial Class                             87,992           23.02       2,025,569      1,997,041          1
Fidelity VIP Growth Portfolio - Initial
  Class                                     76,262           36.89       2,813,320      2,693,397          1
Fidelity VIP High Income Portfolio -
  Initial Class                             84,624            5.39         456,123        493,527          1
Fidelity VIP Investment Grade Bond
  Portfolio - Initial Class                 56,355           12.97         730,922        756,576          1
Fidelity VIP Money Market Portfolio -
  Initial Class                          2,027,826            1.00       2,027,826      2,027,826          1
Fidelity VIP Overseas Portfolio -
  Initial Class                             18,849           13.63         256,912        301,135          1
Invesco V.I. Capital Appreciation Fund
  - Series I                                19,510           21.42         417,913        436,229          1
Invesco V.I. International Growth Fund
  - Series I                                27,281           26.37         719,412        741,659          1
JPMorgan Insurance Trust Core Bond
  Portfolio - Class 1                        9,570           11.71         112,059        110,649          1
JPMorgan Insurance Trust U.S. Equity
  Portfolio - Class 1                        7,474           15.22         113,760        110,690          1
Neuberger Berman AMT Partners Portfolio
  - Class I                                 13,713            9.99         136,989        144,727          1
Neuberger Berman AMT Short Duration
  Bond Portfolio - Class I                  11,712           10.79         126,374        131,256          1
Oppenheimer Global Securities Fund/VA -
  Non-Service Shares                        16,843           27.46         462,505        484,468          1
Oppenheimer Main Street Fund/VA -
  Non-Service Shares                        19,507           20.71         403,982        387,862          1
PIMCO VIT Real Return Portfolio -
  Administrative Class                      10,140           13.95         141,448        137,376          1
SunAmerica Aggressive Growth Portfolio
  - Class 1                                149,390            9.70       1,449,380      1,384,646          1
SunAmerica Alliance Growth Portfolio -
  Class 1                                  121,482           22.28       2,706,174      2,649,380          1
SunAmerica Balanced Portfolio - Class 1     57,858           14.43         834,869        804,671          1
SunAmerica Blue Chip Growth Portfolio -
  Class 1                                    6,103            6.91          42,147         42,807          1
SunAmerica Capital Growth Portfolio -
  Class 1                                    3,539            8.49          30,062         29,160          1
SunAmerica Cash Management Portfolio -
  Class 1                                  146,594           10.64       1,560,002      1,563,851          1
SunAmerica Corporate Bond Portfolio -
  Class 1                                   29,374           13.30         390,563        396,407          1
SunAmerica Davis Venture Value
  Portfolio - Class 1                       69,145           21.90       1,514,206      1,517,705          1
SunAmerica "Dogs" of Wall Street
  Portfolio - Class 1                       28,953            8.51         246,490        218,606          1
SunAmerica Emerging Markets Portfolio -
  Class 1                                  120,064            6.90         828,755      1,056,155          1
SunAmerica Equity Opportunities
  Portfolio - Class 1                       28,211           11.52         325,016        311,256          1
SunAmerica Fundamental Growth Portfolio
  - Class 1                                 43,759           15.57         681,516        693,483          1
SunAmerica Global Bond Portfolio -
  Class 1                                   39,114           12.47         487,675        479,554          1
SunAmerica Global Equities Portfolio -
  Class 1                                   32,498           12.49         405,958        433,599          1
SunAmerica Growth Opportunities
  Portfolio - Class 1                       14,543            6.95         101,146         99,189          1
SunAmerica Growth-Income Portfolio -
  Class 1                                   85,948           21.15       1,818,041      1,603,651          1
SunAmerica High-Yield Bond Portfolio -
  Class 1                                   42,719            5.36         228,976        236,241          1
SunAmerica International Diversified
  Equities Portfolio - Class 1              53,607            7.57         406,012        459,670          1
SunAmerica International Growth and
  Income Portfolio - Class 1                72,697            7.61         553,292        617,135          1
SunAmerica Marsico Focused Growth
  Portfolio - Class 1                       64,923            9.01         584,998        571,204          1
SunAmerica MFS Massachusetts Investors
  Trust Portfolio - Class 1                 32,017           13.63         436,244        426,058          1

                            See accompanying notes.

                                   VA II - 6

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

SCHEDULES OF PORTFOLIO INVESTMENTS - CONTINUED
DECEMBER 31, 2011


                                                             Net Asset Value Value of Shares Cost of Shares
Sub-accounts                                         Shares     Per Share     at Fair Value       Held      Level /(1)/
------------                                         ------- --------------- --------------- -------------- ----------
SunAmerica MFS Total Return Portfolio - Class 1       48,980        $  14.48    $    709,219   $    697,020          1
SunAmerica Mid-Cap Growth Portfolio - Class 1        185,330           10.66       1,975,372      1,986,119          1
SunAmerica Real Estate Portfolio - Class 1            35,925           12.59         452,344        412,281          1
SunAmerica Technology Portfolio - Class 1             29,591            2.70          80,005         82,356          1
SunAmerica Telecom Utility Portfolio - Class 1        33,644           11.07         372,382        347,022          1
SunAmerica Total Return Bond Portfolio - Class 1      31,085            9.01         280,104        280,017          1
UIF Mid Cap Growth Portfolio - Class I Shares         16,775           11.22         188,220        194,888          1
VALIC Company I International Equities Fund          127,681            5.41         690,756        786,245          1
VALIC Company I Small Cap Index Fund                  10,936           13.60         148,728        147,727          1
Van Eck VIP Emerging Markets Fund - Initial Class     26,902           10.40         279,778        362,987          1
Van Eck VIP Global Hard Assets Fund - Initial Class    8,144           30.75         250,427        283,189          1

/(1)/ Represents the level within the fair value hierarchy under which the portfolio is classified as defined in ASC 820 and described in Note 3 to the financial statements.

                            See accompanying notes.

                                   VA II - 7

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                        Sub-accounts
                      --------------------------------------------------------------------------------
                       AllianceBernstein    AllianceBernstein   AllianceBernstein
                        Balanced Wealth      Global Thematic        Growth and      AllianceBernstein
                      Strategy Portfolio -  Growth Portfolio -  Income Portfolio -  Growth Portfolio -
                            Class A              Class A             Class A             Class A
FOR THE YEAR ENDED
  DECEMBER 31, 2011
OPERATIONS:
   Net investment
     income (loss)              $    3,393        $     (3,758)       $      8,421        $    (14,333)
   Net realized
     gain (loss) on
     investments                       510              (1,971)             24,015              12,824
   Capital gain
     distributions
     from mutual
     funds                               -                   -                   -                   -
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments                (11,690)           (333,170)             42,063               9,756
                               -----------       -------------       -------------       -------------
Increase (decrease)
  in net assets
  resulting from
  operations                        (7,787)           (338,899)             74,499               8,247
                               -----------       -------------       -------------       -------------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                         31,448             115,742             113,190             127,125
   Cost of insurance               (29,286)           (119,845)           (145,665)           (158,119)
   Policy loans                     (3,269)             (7,669)              8,009             (17,293)
   Death benefits                        -                   -                   -                   -
   Withdrawals                        (716)            (87,896)           (308,373)            (79,628)
                               -----------       -------------       -------------       -------------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                      (1,823)            (99,668)           (332,839)           (127,915)
                               -----------       -------------       -------------       -------------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                            (9,610)           (438,567)           (258,340)           (119,668)
NET ASSETS:
   Beginning of year               224,414           1,511,100           1,631,911           1,633,002
                               -----------       -------------       -------------       -------------
   End of year                  $  214,804        $  1,072,533        $  1,373,571        $  1,513,334
                               ===========       =============       =============       =============
FOR THE YEAR ENDED
  DECEMBER 31, 2010
OPERATIONS:
   Net investment
     income (loss)              $    4,743        $     18,028        $    (13,048)       $     (9,572)
   Net realized
     gain (loss) on
     investments                     1,169              37,571            (117,980)             77,406
   Capital gain
     distributions
     from mutual
     funds                               -                   -                   -                   -
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments                 14,543             175,879             311,813             136,290
                               -----------       -------------       -------------       -------------
Increase (decrease)
  in net assets
  resulting from
  operations                        20,455             231,478             180,785             204,124
                               -----------       -------------       -------------       -------------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                        (13,809)            100,257              98,974             151,412
   Cost of insurance               (28,400)           (129,606)           (168,217)           (161,318)
   Policy loans                    (22,515)             (8,535)            (34,886)             (8,671)
   Death benefits                        -             (17,459)             (2,882)            (21,815)
   Withdrawals                        (452)            (82,995)            (96,465)           (130,186)
                               -----------       -------------       -------------       -------------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                     (65,176)           (138,338)           (203,476)           (170,578)
                               -----------       -------------       -------------       -------------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                           (44,721)             93,140             (22,691)             33,546
NET ASSETS:
   Beginning of year               269,135           1,417,960           1,654,602           1,599,456
                               -----------       -------------       -------------       -------------
   End of year                  $  224,414        $  1,511,100        $  1,631,911        $  1,633,002
                               ===========       =============       =============       =============

                            See accompanying notes.

                                   VA II - 8

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010


                                                         Sub-accounts
                      ----------------------------------------------------------------------------------
                                                                                      AllianceBernstein
                       AllianceBernstein    AllianceBernstein    AllianceBernstein       Real Estate
                       Intermediate Bond    Large Cap Growth       Money Market          Investment
                      Portfolio - Class A  Portfolio - Class A  Portfolio - Class A  Portfolio - Class A
FOR THE YEAR ENDED
  DECEMBER 31, 2011
OPERATIONS:
   Net investment
     income (loss)              $   2,044           $   (4,098)          $   (1,426)          $    4,369
   Net realized
     gain (loss) on
     investments                      (72)               5,410                    -                  505
   Capital gain
     distributions
     from mutual
     funds                            191                    -                    -               66,063
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments                   707              (33,723)                   -              (23,856)
                               ----------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  operations                        2,870              (32,411)              (1,426)              47,081
                               ----------          -----------          -----------          -----------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                         2,870               88,950              194,561               19,355
   Cost of insurance               (5,951)             (69,043)             (20,617)             (27,110)
   Policy loans                        23                  384             (148,517)              (5,880)
   Death benefits                       -                    -                    -                    -
   Withdrawals                     (1,672)             (55,294)                   -              (24,345)
                               ----------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                     (4,730)             (35,003)              25,427              (37,980)
                               ----------          -----------          -----------          -----------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                           (1,860)             (67,414)              24,001                9,101
NET ASSETS:
   Beginning of year               52,382              821,747              151,789              581,316
                               ----------          -----------          -----------          -----------
   End of year                  $  50,522           $  754,333           $  175,790           $  590,417
                               ==========          ===========          ===========          ===========
FOR THE YEAR ENDED
  DECEMBER 31, 2010
OPERATIONS:
   Net investment
     income (loss)              $   2,088           $   (2,628)          $   (1,239)          $    3,221
   Net realized
     gain (loss) on
     investments                      300               10,846                    -              (72,283)
   Capital gain
     distributions
     from mutual
     funds                              -                    -                    -                    -
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments                 1,155               61,732                    -              187,521
                               ----------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  operations                        3,543               69,950               (1,239)             118,459
                               ----------          -----------          -----------          -----------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                        10,909               89,999              320,857               50,426
   Cost of insurance               (5,281)             (68,798)             (22,500)             (25,453)
   Policy loans                        42               (2,441)            (166,888)                (172)
   Death benefits                       -               (1,528)                   -                 (301)
   Withdrawals                          -              (26,191)                   -              (26,307)
                               ----------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                      5,670               (8,959)             131,469               (1,807)
                               ----------          -----------          -----------          -----------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                            9,213               60,991              130,230              116,652
NET ASSETS:
   Beginning of year               43,169              760,756               21,559              464,664
                               ----------          -----------          -----------          -----------
   End of year                  $  52,382           $  821,747           $  151,789           $  581,316
                               ==========          ===========          ===========          ===========

                            See accompanying notes.

                                   VA II - 9

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010


                                                        Sub-accounts
                      -------------------------------------------------------------------------------
                                            American Century    American Century     Anchor Series
                       AllianceBernstein       VP Capital         VP Income &         Trust Asset
                       Small Cap Growth    Appreciation Fund -   Growth Fund -        Allocation
                      Portfolio - Class A        Class I            Class I       Portfolio - Class 1
FOR THE YEAR ENDED
  DECEMBER 31, 2011
OPERATIONS:
   Net investment
     income (loss)             $   (3,536)          $   (2,072)       $    1,252           $    6,097
   Net realized
     gain (loss) on
     investments                    4,068                  825             3,140                1,483
   Capital gain
     distributions
     from mutual
     funds                              -                    -                 -                    -
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments                 9,895              (18,926)              375               (6,786)
                              -----------          -----------       -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  operations                       10,427              (20,173)            4,767                  794
                              -----------          -----------       -----------          -----------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                        65,631               20,820            13,706               11,694
   Cost of insurance              (18,029)             (13,835)          (11,268)             (21,151)
   Policy loans                     2,651                  (82)             (103)               1,009
   Death benefits                       -                    -            (1,655)                   -
   Withdrawals                    (28,547)             (18,548)          (24,398)              (4,681)
                              -----------          -----------       -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                     21,706              (11,645)          (23,718)             (13,129)
                              -----------          -----------       -----------          -----------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                           32,133              (31,818)          (18,951)             (12,335)
NET ASSETS:
   Beginning of year              346,683              280,543           169,308              315,007
                              -----------          -----------       -----------          -----------
   End of year                 $  378,816           $  248,725        $  150,357           $  302,672
                              ===========          ===========       ===========          ===========
FOR THE YEAR ENDED
  DECEMBER 31, 2010
OPERATIONS:
   Net investment
     income (loss)             $   (2,697)          $   (1,450)       $    1,277           $    5,748
   Net realized
     gain (loss) on
     investments                    1,346                3,262           (14,738)             (22,350)
   Capital gain
     distributions
     from mutual
     funds                              -                    -                 -                    -
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments                98,907               61,307            33,612               54,030
                              -----------          -----------       -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  operations                       97,556               63,119            20,151               37,428
                              -----------          -----------       -----------          -----------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                        18,632              117,100             8,094               10,867
   Cost of insurance              (16,656)             (11,196)          (12,233)             (25,801)
   Policy loans                     9,419               (1,455)           (1,261)              (3,202)
   Death benefits                 (13,506)                   -                 -                    -
   Withdrawals                    (33,035)             (21,710)          (10,345)             (25,684)
                              -----------          -----------       -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                    (35,146)              82,739           (15,745)             (43,820)
                              -----------          -----------       -----------          -----------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                           62,410              145,858             4,406               (6,392)
NET ASSETS:
   Beginning of year              284,273              134,685           164,902              321,399
                              -----------          -----------       -----------          -----------
   End of year                 $  346,683           $  280,543        $  169,308           $  315,007
                              ===========          ===========       ===========          ===========

                            See accompanying notes.

                                  VA II - 10

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010


                                                         Sub-accounts
                      ----------------------------------------------------------------------------------
                         Anchor Series        Anchor Series                             Anchor Series
                         Trust Capital      Trust Government       Anchor Series        Trust Natural
                         Appreciation       and Quality Bond       Trust Growth           Resources
                      Portfolio - Class 1  Portfolio - Class 1  Portfolio - Class 1  Portfolio - Class 1
FOR THE YEAR ENDED
  DECEMBER 31, 2011
OPERATIONS:
   Net investment
     income (loss)           $    (21,698)          $   10,545           $     (299)          $     (850)
   Net realized
     gain (loss) on
     investments                   40,805               (9,778)             (25,296)             (13,658)
   Capital gain
     distributions
     from mutual
     funds                              -                2,059                    -              248,273
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments              (220,105)              30,835              (51,552)            (459,010)
                            -------------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  operations                     (200,998)              33,661              (77,147)            (225,245)
                            -------------          -----------          -----------          -----------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                        25,154                 (503)              44,133               68,666
   Cost of insurance             (199,735)             (74,783)             (94,819)             (74,307)
   Policy loans                   (38,910)                 778               (9,806)              (1,348)
   Death benefits                    (924)                   -                    -                 (556)
   Withdrawals                   (132,100)            (110,772)             (42,761)             (44,177)
                            -------------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                   (346,515)            (185,280)            (103,253)             (51,722)
                            -------------          -----------          -----------          -----------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                         (547,513)            (151,619)            (180,400)            (276,967)
NET ASSETS:
   Beginning of year            2,978,623              675,660            1,110,645            1,103,109
                            -------------          -----------          -----------          -----------
   End of year               $  2,431,110           $  524,041           $  930,245           $  826,142
                            =============          ===========          ===========          ===========
FOR THE YEAR ENDED
  DECEMBER 31, 2010
OPERATIONS:
   Net investment
     income (loss)           $    (16,301)          $   24,901           $     (656)          $    1,674
   Net realized
     gain (loss) on
     investments                  (36,528)               6,627              (84,415)            (128,951)
   Capital gain
     distributions
     from mutual
     funds                              -                    -                    -               64,234
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments               583,198                 (612)             212,375              215,282
                            -------------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  operations                      530,369               30,916              127,304              152,239
                            -------------          -----------          -----------          -----------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                       230,338               82,754               71,352              121,625
   Cost of insurance             (189,736)             (78,927)             (90,855)             (76,196)
   Policy loans                   (55,098)              (6,741)              (9,587)             (11,086)
   Death benefits                  (3,127)              (9,312)              (1,065)              (5,321)
   Withdrawals                   (140,495)             (79,060)             (33,602)             (77,037)
                            -------------          -----------          -----------          -----------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                   (158,118)             (91,286)             (63,757)             (48,015)
                            -------------          -----------          -----------          -----------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                          372,251              (60,370)              63,547              104,224
NET ASSETS:
   Beginning of year            2,606,372              736,030            1,047,098              998,885
                            -------------          -----------          -----------          -----------
   End of year               $  2,978,623           $  675,660           $1,110,645           $1,103,109
                            =============          ===========          ===========          ===========

                            See accompanying notes.

                                  VA II - 11

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                        Sub-accounts
                      -------------------------------------------------------------------------------
                                                                                     Fidelity VIP
                       BlackRock Basic     Dreyfus Stock     Fidelity VIP Asset       Contrafund
                      Value V.I. Fund -  Index Fund, Inc. -  Manager Portfolio -  Portfolio - Initial
                           Class I         Initial Shares       Initial Class            Class
FOR THE YEAR ENDED
  DECEMBER 31, 2011
OPERATIONS:
   Net investment
     income (loss)           $       33        $     33,304         $     11,751         $      5,638
   Net realized
     gain (loss) on
     investments                 (5,940)             24,599                   80               16,467
   Capital gain
     distributions
     from mutual
     funds                            -              22,788                5,025                    -
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments             (10,857)            (43,307)             (52,367)            (110,113)
                            -----------       -------------        -------------        -------------
Increase (decrease)
  in net assets
  resulting from
  operations                    (16,764)             37,384              (35,511)             (88,008)
                            -----------       -------------        -------------        -------------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                          (2)            328,842               91,754              134,486
   Cost of insurance             (2,726)           (310,393)             (96,515)            (165,034)
   Policy loans                       -             (74,530)              (3,211)             (19,537)
   Death benefits                     -              (1,746)                   -               (1,923)
   Withdrawals                 (173,774)           (147,201)             (28,501)            (439,706)
                            -----------       -------------        -------------        -------------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                 (176,502)           (205,028)             (36,473)            (491,714)
                            -----------       -------------        -------------        -------------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                       (193,266)           (167,644)             (71,984)            (579,722)
NET ASSETS:
   Beginning of year            193,266           3,472,051            1,060,825            2,605,291
                            -----------       -------------        -------------        -------------
   End of year               $        -        $  3,304,407         $    988,841         $  2,025,569
                            ===========       =============        =============        =============
FOR THE YEAR ENDED
  DECEMBER 31, 2010
OPERATIONS:
   Net investment
     income (loss)           $    2,579        $     30,540         $      8,573         $     12,307
   Net realized
     gain (loss) on
     investments                 (1,649)             40,877              (10,603)            (421,318)
   Capital gain
     distributions
     from mutual
     funds                            -                   -                5,155                1,081
   Net change in
     unrealized
     appreciation
     (depreciation)
     of investments              20,680             347,487              122,406              769,994
                            -----------       -------------        -------------        -------------
Increase (decrease)
  in net assets
  resulting from
  operations                     21,610             418,904              125,531              362,064
                            -----------       -------------        -------------        -------------
PRINCIPAL
  TRANSACTIONS:
   Net premiums and
     transfers from
     (to) other
     Sub-accounts
     or fixed rate
     option                           2             338,815              119,935              128,275
   Cost of insurance             (3,347)           (327,308)             (97,557)            (180,930)
   Policy loans                       -               5,019              (14,532)              (8,625)
   Death benefits                     -             (19,672)                   -                 (917)
   Withdrawals                        -            (144,007)             (63,476)            (739,250)
                            -----------       -------------        -------------        -------------
Increase (decrease)
  in net assets
  resulting from
  principal
  transactions                   (3,345)           (147,153)             (55,630)            (801,447)
                            -----------       -------------        -------------        -------------
TOTAL INCREASE
  (DECREASE) IN NET
  ASSETS                         18,265             271,751               69,901             (439,383)
NET ASSETS:
   Beginning of year            175,001           3,200,300              990,924            3,044,674
                            -----------       -------------        -------------        -------------
   End of year               $  193,266        $  3,472,051         $  1,060,825         $  2,605,291
                            ===========       =============        =============        =============

                            See accompanying notes.

                                  VA II - 12

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                   Sub-accounts
                                                   ----------------------------------------------------------------------------
                                                                                                                 Fidelity VIP
                                                      Fidelity VIP     Fidelity VIP High   Fidelity VIP Index  Investment Grade
                                                   Growth Portfolio -  Income Portfolio -   500 Portfolio -    Bond Portfolio -
                                                     Initial Class       Initial Class       Initial Class      Initial Class
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                          $    (14,868)         $   27,633           $    (208)        $  17,462
   Net realized gain (loss) on investments                     14,861              (2,688)             (5,340)           (6,006)
   Capital gain distributions from mutual funds                10,119                   -               3,550            19,340
   Net change in unrealized appreciation
     (depreciation) of investments                            (28,589)             (8,993)             (6,102)           13,876
                                                       --------------         -----------          ----------        ----------
Increase (decrease) in net assets resulting from
  operations                                                  (18,477)             15,952              (8,100)           44,672
                                                       --------------         -----------          ----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                        243,006              60,646                 (14)           72,059
   Cost of insurance                                         (239,568)            (45,287)             (2,044)          (69,220)
   Policy loans                                                (4,282)            (17,178)                  -           (10,080)
   Death benefits                                              (1,831)                  -                   -                 -
   Withdrawals                                                (70,279)            (30,208)           (145,703)          (59,207)
                                                       --------------         -----------          ----------        ----------
Increase (decrease) in net assets resulting from
  principal transactions                                      (72,954)            (32,027)           (147,761)          (66,448)
                                                       --------------         -----------          ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       (91,431)            (16,075)           (155,861)          (21,776)
NET ASSETS:
   Beginning of year                                        2,904,751             472,198             155,861           752,698
                                                       --------------         -----------          ----------        ----------
   End of year                                           $  2,813,320          $  456,123           $       -         $ 730,922
                                                       ==============         ===========          ==========        ==========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                          $    (15,001)         $   30,823           $   2,536         $  19,789
   Net realized gain (loss) on investments                      8,736             (20,908)             (1,290)           18,894
   Capital gain distributions from mutual funds                 8,730                   -               2,615             8,387
   Net change in unrealized appreciation
     (depreciation) of investments                            557,497              52,651              16,271            17,285
                                                       --------------         -----------          ----------        ----------
Increase (decrease) in net assets resulting from
  operations                                                  559,962              62,566              20,132            64,355
                                                       --------------         -----------          ----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                        194,841              46,486                   1            22,625
   Cost of insurance                                         (230,198)            (47,815)             (2,503)         (108,954)
   Policy loans                                                59,868             (16,555)                  -            (8,072)
   Death benefits                                              (3,417)               (330)                  -                 -
   Withdrawals                                               (111,803)            (89,997)                  -          (123,027)
                                                       --------------         -----------          ----------        ----------
Increase (decrease) in net assets resulting from
  principal transactions                                      (90,709)           (108,211)             (2,502)         (217,428)
                                                       --------------         -----------          ----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                       469,253             (45,645)             17,630          (153,073)
NET ASSETS:
   Beginning of year                                        2,435,498             517,843             138,231           905,771
                                                       --------------         -----------          ----------        ----------
   End of year                                           $  2,904,751          $  472,198           $ 155,861         $ 752,698
                                                       ==============         ===========          ==========        ==========

                            See accompanying notes.

                                  VA II - 13

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                         Sub-accounts
                                         ---------------------------------------------------------------------------
                                                                                     Franklin           Franklin
                                                                                     Templeton         Templeton
                                         Fidelity VIP Money     Fidelity VIP     Templeton Foreign  Templeton Global
                                         Market Portfolio -  Overseas Portfolio  Securities Fund -  Asset Allocation
                                           Initial Class      - Initial Class         Class 2        Fund - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                $    (14,709)         $    1,320         $    3,149         $       -
   Net realized gain (loss) on
     investments                                          -                 460             (5,193)                -
   Capital gain distributions from
     mutual funds                                         -                 639                  -                 -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                          -             (60,524)           (13,684)                -
                                              -------------         -----------        -----------        ----------
Increase (decrease) in net assets
  resulting from operations                         (14,709)            (58,105)           (15,728)                -
                                              -------------         -----------        -----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          99,303              21,572                 (3)                -
   Cost of insurance                               (193,098)            (25,376)            (2,898)                -
   Policy loans                                          31              (1,005)                 -                 -
   Death benefits                                         -                   -                  -                 -
   Withdrawals                                     (204,937)            (39,412)          (185,063)                -
                                              -------------         -----------        -----------        ----------
Increase (decrease) in net assets
  resulting from principal transactions            (298,701)            (44,221)          (187,964)                -
                                              -------------         -----------        -----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (313,410)           (102,326)          (203,692)                -
NET ASSETS:
   Beginning of year                              2,341,236             359,238            203,692                 -
                                              -------------         -----------        -----------        ----------
   End of year                                 $  2,027,826          $  256,912         $        -         $       -
                                              =============         ===========        ===========        ==========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                $    (14,089)         $    1,026         $    3,122         $  23,859
   Net realized gain (loss) on
     investments                                          -             (75,899)              (513)         (228,017)
   Capital gain distributions from
     mutual funds                                     1,474                 625                  -            37,082
   Net change in unrealized
     appreciation (depreciation) of
     investments                                          -             124,905             12,714           183,492
                                              -------------         -----------        -----------        ----------
Increase (decrease) in net assets
  resulting from operations                         (12,615)             50,657             15,323            16,416
                                              -------------         -----------        -----------        ----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                         770,246              26,640                  3          (453,969)
   Cost of insurance                               (208,331)            (32,472)            (3,567)           (6,163)
   Policy loans                                     (11,966)             (2,187)                 -            (2,370)
   Death benefits                                   (13,092)             (9,238)                 -                 -
   Withdrawals                                     (278,001)            (87,992)                 -               (22)
                                              -------------         -----------        -----------        ----------
Increase (decrease) in net assets
  resulting from principal transactions             258,856            (105,249)            (3,564)         (462,524)
                                              -------------         -----------        -----------        ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             246,241             (54,592)            11,759          (446,108)
NET ASSETS:
   Beginning of year                              2,094,995             413,830            191,933           446,108
                                              -------------         -----------        -----------        ----------
   End of year                                 $  2,341,236          $  359,238         $  203,692         $       -
                                              =============         ===========        ===========        ==========

                            See accompanying notes.

                                  VA II - 14

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                    Sub-accounts
                                                   -----------------------------------------------------------------------------
                                                                         Invesco V.I.        JPMorgan             JPMorgan
                                                   Invesco V.I. Capital  International    Insurance Trust      Insurance Trust
                                                   Appreciation Fund -   Growth Fund -       Core Bond           U.S. Equity
                                                         Series I          Series I     Portfolio - Class 1  Portfolio - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                              $   (3,237)    $    6,405           $    4,170           $      554
   Net realized gain (loss) on investments                        1,751          7,737                 (822)                 886
   Capital gain distributions from mutual funds                       -              -                    -                    -
   Net change in unrealized appreciation
     (depreciation) of investments                              (38,598)       (76,237)               2,495               (4,139)
                                                            -----------    -----------          -----------          -----------
Increase (decrease) in net assets resulting from
  operations                                                    (40,084)       (62,095)               5,843               (2,699)
                                                            -----------    -----------          -----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                           46,384         40,804               35,283               10,000
   Cost of insurance                                            (38,092)       (62,250)              (8,643)              (7,467)
   Policy loans                                                  (3,001)         7,107                   40               (2,819)
   Death benefits                                                     -              -               (1,490)                   -
   Withdrawals                                                  (20,746)      (120,720)             (15,868)                   -
                                                            -----------    -----------          -----------          -----------
Increase (decrease) in net assets resulting from
  principal transactions                                        (15,455)      (135,059)               9,322                 (286)
                                                            -----------    -----------          -----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                         (55,539)      (197,154)              15,165               (2,985)
NET ASSETS:
   Beginning of year                                            473,452        916,566               96,894              116,745
                                                            -----------    -----------          -----------          -----------
   End of year                                               $  417,913     $  719,412           $  112,059           $  113,760
                                                            ===========    ===========          ===========          ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                              $     (382)    $   12,777           $    2,821           $      155
   Net realized gain (loss) on investments                        6,903         41,692                2,308                2,902
   Capital gain distributions from mutual funds                       -              -                    -                    -
   Net change in unrealized appreciation
     (depreciation) of investments                               53,106         48,472                2,699               10,056
                                                            -----------    -----------          -----------          -----------
Increase (decrease) in net assets resulting from
  operations                                                     59,627        102,941                7,828               13,113
                                                            -----------    -----------          -----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other
     Sub-accounts or fixed rate option                           48,929         91,983               (1,494)               7,459
   Cost of insurance                                            (37,395)       (66,598)              (8,464)              (6,833)
   Policy loans                                                    (400)       (10,548)                (511)              (2,718)
   Death benefits                                                  (202)        (1,366)                   -                    -
   Withdrawals                                                  (21,724)       (76,459)              (8,107)              (5,434)
                                                            -----------    -----------          -----------          -----------
Increase (decrease) in net assets resulting from
  principal transactions                                        (10,792)       (62,988)             (18,576)              (7,526)
                                                            -----------    -----------          -----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                          48,835         39,953              (10,748)               5,587
NET ASSETS:
   Beginning of year                                            424,617        876,613              107,642              111,158
                                                            -----------    -----------          -----------          -----------
   End of year                                               $  473,452     $  916,566           $   96,894           $  116,745
                                                            ===========    ===========          ===========          ===========

                            See accompanying notes.

                                  VA II - 15

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                        Sub-accounts
                                         -------------------------------------------------------------------------
                                                                  Neuberger
                                              Neuberger           Berman AMT        Oppenheimer      Oppenheimer
                                              Berman AMT        Short Duration   Global Securities   Main Street
                                         Partners Portfolio -  Bond Portfolio -   Fund/VA - Non-    Fund/VA - Non-
                                               Class I             Class I        Service Shares    Service Shares
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                    $   (1,139)       $    4,008         $    2,938      $      324
   Net realized gain (loss) on
     investments                                        1,758                 4              2,887           1,894
   Capital gain distributions from
     mutual funds                                           -                 -                  -               -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                      (18,734)           (4,487)           (52,617)         (5,553)
                                                  -----------       -----------        -----------     -----------
Increase (decrease) in net assets
  resulting from operations                           (18,115)             (475)           (46,792)         (3,335)
                                                  -----------       -----------        -----------     -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                            15,278             7,596             30,448          48,096
   Cost of insurance                                  (14,341)          (12,625)           (43,834)        (26,807)
   Policy loans                                          (479)           (2,341)            (7,304)         (3,677)
   Death benefits                                           -                 -                  -          (3,408)
   Withdrawals                                         (5,439)          (13,767)           (24,661)        (19,044)
                                                  -----------       -----------        -----------     -----------
Increase (decrease) in net assets
  resulting from principal transactions                (4,981)          (21,137)           (45,351)         (4,840)
                                                  -----------       -----------        -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               (23,096)          (21,612)           (92,143)         (8,175)
NET ASSETS:
   Beginning of year                                  160,085           147,986            554,648         412,157
                                                  -----------       -----------        -----------     -----------
   End of year                                     $  136,989        $  126,374         $  462,505      $  403,982
                                                  ===========       ===========        ===========     ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                    $      (47)       $    6,709         $    3,866      $    1,964
   Net realized gain (loss) on
     investments                                        7,395            (1,606)            (7,366)        (17,779)
   Capital gain distributions from
     mutual funds                                           -                 -                  -               -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                       14,143               932             78,985          70,005
                                                  -----------       -----------        -----------     -----------
Increase (decrease) in net assets
  resulting from operations                            21,491             6,035             75,485          54,190
                                                  -----------       -----------        -----------     -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                            24,426             2,925             36,958         (37,264)
   Cost of insurance                                  (11,983)          (10,483)           (37,173)        (30,700)
   Policy loans                                          (608)              387             (8,518)         (2,820)
   Death benefits                                           -                 -               (639)           (278)
   Withdrawals                                        (13,288)           (1,623)           (39,386)        (41,169)
                                                  -----------       -----------        -----------     -----------
Increase (decrease) in net assets
  resulting from principal transactions                (1,453)           (8,794)           (48,758)       (112,231)
                                                  -----------       -----------        -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                20,038            (2,759)            26,727         (58,041)
NET ASSETS:
   Beginning of year                                  140,047           150,745            527,921         470,198
                                                  -----------       -----------        -----------     -----------
   End of year                                     $  160,085        $  147,986         $  554,648      $  412,157
                                                  ===========       ===========        ===========     ===========

                            See accompanying notes.

                                  VA II - 16

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                           Sub-accounts
                                         -------------------------------------------------------------------------------
                                           PIMCO VIT Real     PIMCO VIT Total        SunAmerica
                                         Return Portfolio -  Return Portfolio -      Aggressive          SunAmerica
                                           Administrative      Administrative    Growth Portfolio -    Alliance Growth
                                               Class               Class              Class 1        Portfolio - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                $     36,108          $    3,554        $    (11,264)        $     (7,943)
   Net realized gain (loss) on
     investments                                     74,441              (6,013)             11,308               29,623
   Capital gain distributions from
     mutual funds                                     4,099                   5                   -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                     68,671               9,063             (43,017)            (108,198)
                                              -------------         -----------       -------------        -------------
Increase (decrease) in net assets
  resulting from operations                         183,319               6,609             (42,973)             (86,518)
                                              -------------         -----------       -------------        -------------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                             (11)                  -             199,608              208,998
   Cost of insurance                                (31,409)             (3,233)           (132,595)            (276,885)
   Policy loans                                           -                   -              (4,582)             (75,814)
   Death benefits                                         -                   -                (919)              (3,197)
   Withdrawals                                   (2,158,599)           (245,632)            (96,783)            (240,288)
                                              -------------         -----------       -------------        -------------
Increase (decrease) in net assets
  resulting from principal transactions          (2,190,019)           (248,865)            (35,271)            (387,186)
                                              -------------         -----------       -------------        -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS          (2,006,700)           (242,256)            (78,244)            (473,704)
NET ASSETS:
   Beginning of year                              2,148,148             242,256           1,527,624            3,179,878
                                              -------------         -----------       -------------        -------------
   End of year                                 $    141,448          $        -        $  1,449,380         $  2,706,174
                                              =============         ===========       =============        =============
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                $     28,308          $    5,283        $    (10,070)        $      2,631
   Net realized gain (loss) on
     investments                                     25,308                 496              27,211              102,275
   Capital gain distributions from
     mutual funds                                    18,677               7,142                   -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                    104,897               5,008             242,771              161,330
                                              -------------         -----------       -------------        -------------
Increase (decrease) in net assets
  resulting from operations                         177,190              17,929             259,912              266,236
                                              -------------         -----------       -------------        -------------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                         (42,521)                 (1)            153,702              408,605
   Cost of insurance                                (43,782)             (4,469)           (123,092)            (279,383)
   Policy loans                                           -                   -             (10,518)             (94,643)
   Death benefits                                         -                   -                   -               (2,501)
   Withdrawals                                     (271,703)                  -             (48,988)            (166,895)
                                              -------------         -----------       -------------        -------------
Increase (decrease) in net assets
  resulting from principal transactions            (358,006)             (4,470)            (28,896)            (134,817)
                                              -------------         -----------       -------------        -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (180,816)             13,459             231,016              131,419
NET ASSETS:
   Beginning of year                              2,328,964             228,797           1,296,608            3,048,459
                                              -------------         -----------       -------------        -------------
   End of year                                 $  2,148,148          $  242,256        $  1,527,624         $  3,179,878
                                              =============         ===========       =============        =============

                            See accompanying notes.

                                  VA II - 17

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                            Sub-accounts
                                         ---------------------------------------------------------------------------------
                                             SunAmerica        SunAmerica Blue        SunAmerica         SunAmerica Cash
                                         Balanced Portfolio      Chip Growth        Capital Growth         Management
                                             - Class 1       Portfolio - Class 1  Portfolio - Class 1  Portfolio - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                  $    9,024            $    (258)           $    (231)        $    (11,537)
   Net realized gain (loss) on
     investments                                      2,537                2,176                   89                 (981)
   Capital gain distributions from
     mutual funds                                         -                    -                    -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                        730               (4,229)                (488)              (3,297)
                                                -----------           ----------           ----------        -------------
Increase (decrease) in net assets
  resulting from operations                          12,291               (2,311)                (630)             (15,815)
                                                -----------           ----------           ----------        -------------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          81,208               (1,050)               1,717              611,421
   Cost of insurance                                (66,847)              (2,178)              (1,620)            (200,267)
   Policy loans                                      (2,728)                  (2)                   -              (14,970)
   Death benefits                                    (2,219)                   -                    -                    -
   Withdrawals                                      (12,123)             (32,557)                   -             (210,023)
                                                -----------           ----------           ----------        -------------
Increase (decrease) in net assets
  resulting from principal transactions              (2,709)             (35,787)                  97              186,161
                                                -----------           ----------           ----------        -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS               9,582              (38,098)                (533)             170,346
NET ASSETS:
   Beginning of year                                825,287               80,245               30,595            1,389,656
                                                -----------           ----------           ----------        -------------
   End of year                                   $  834,869            $  42,147            $  30,062         $  1,560,002
                                                ===========           ==========           ==========        =============
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                  $    9,324            $    (325)           $    (298)        $    (13,158)
   Net realized gain (loss) on
     investments                                     (5,211)              (1,703)                 839              (30,344)
   Capital gain distributions from
     mutual funds                                         -                    -                    -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                     80,903               10,237                  536               26,255
                                                -----------           ----------           ----------        -------------
Increase (decrease) in net assets
  resulting from operations                          85,016                8,209                1,077              (17,247)
                                                -----------           ----------           ----------        -------------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          55,695                6,360               (8,793)             155,023
   Cost of insurance                                (64,229)              (2,446)              (1,135)            (185,774)
   Policy loans                                     (21,005)                  (6)                   -              (20,407)
   Death benefits                                    (9,470)                   -                    -             (189,772)
   Withdrawals                                     (115,776)                   -                    -             (735,595)
                                                -----------           ----------           ----------        -------------
Increase (decrease) in net assets
  resulting from principal transactions            (154,785)               3,908               (9,928)            (976,525)
                                                -----------           ----------           ----------        -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS             (69,769)              12,117               (8,851)            (993,772)
NET ASSETS:
   Beginning of year                                895,056               68,128               39,446            2,383,428
                                                -----------           ----------           ----------        -------------
   End of year                                   $  825,287            $  80,245            $  30,595         $  1,389,656
                                                ===========           ==========           ==========        =============

                            See accompanying notes.

                                  VA II - 18

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                            Sub-accounts
                                         ---------------------------------------------------------------------------------
                                                                                       SunAmerica
                                             SunAmerica        SunAmerica Davis      "Dogs" of Wall        SunAmerica
                                           Corporate Bond        Venture Value     Street Portfolio -   Emerging Markets
                                         Portfolio - Class 1  Portfolio - Class 1       Class 1        Portfolio - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                   $   22,642         $      9,095          $    3,569         $     (1,957)
   Net realized gain (loss) on
     investments                                         182                8,790               2,715              (10,213)
   Capital gain distributions from
     mutual funds                                      1,888                    -                   -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                      (5,516)            (103,288)             19,856             (305,739)
                                                 -----------        -------------         -----------        -------------
Increase (decrease) in net assets
  resulting from operations                           19,196              (85,403)             26,140             (317,909)
                                                 -----------        -------------         -----------        -------------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                           73,457               77,069              24,914                8,235
   Cost of insurance                                 (22,408)            (115,297)            (11,333)             (76,843)
   Policy loans                                       (1,756)             (22,629)             (1,578)                (394)
   Death benefits                                          -                 (721)                  -                 (884)
   Withdrawals                                       (21,649)            (106,509)             (8,325)             (36,723)
                                                 -----------        -------------         -----------        -------------
Increase (decrease) in net assets
  resulting from principal transactions               27,644             (168,087)              3,678             (106,609)
                                                 -----------        -------------         -----------        -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS               46,840             (253,490)             29,818             (424,518)
NET ASSETS:
   Beginning of year                                 343,723            1,767,696             216,672            1,253,273
                                                 -----------        -------------         -----------        -------------
   End of year                                    $  390,563         $  1,514,206          $  246,490         $    828,755
                                                 ===========        =============         ===========        =============
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                   $   24,079         $        (30)         $    4,113         $      7,589
   Net realized gain (loss) on
     investments                                      18,787             (186,176)            (13,151)            (207,556)
   Capital gain distributions from
     mutual funds                                          -                    -                   -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                      (3,181)             361,061              37,462              385,387
                                                 -----------        -------------         -----------        -------------
Increase (decrease) in net assets
  resulting from operations                           39,685              174,855              28,424              185,420
                                                 -----------        -------------         -----------        -------------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          (11,557)             224,603              31,972               87,334
   Cost of insurance                                 (22,643)            (129,941)             (9,077)             (79,180)
   Policy loans                                       (5,684)             (36,854)             (9,000)             (16,681)
   Death benefits                                          -               (1,323)                  -               (4,556)
   Withdrawals                                       (30,561)            (122,078)                  -              (37,997)
                                                 -----------        -------------         -----------        -------------
Increase (decrease) in net assets
  resulting from principal transactions              (70,445)             (65,593)             13,895              (51,080)
                                                 -----------        -------------         -----------        -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS              (30,760)             109,262              42,319              134,340
NET ASSETS:
   Beginning of year                                 374,483            1,658,434             174,353            1,118,933
                                                 -----------        -------------         -----------        -------------
   End of year                                    $  343,723         $  1,767,696          $  216,672         $  1,253,273
                                                 ===========        =============         ===========        =============

                            See accompanying notes.

                                  VA II - 19

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                 Sub-accounts
                                              ---------------------------------------------------------------------------------
                                                  SunAmerica           SunAmerica
                                                    Equity            Fundamental          SunAmerica           SunAmerica
                                                 Opportunities     Growth Portfolio -      Global Bond        Global Equities
                                              Portfolio - Class 1       Class 1        Portfolio - Class 1  Portfolio - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                        $     (484)         $   (5,602)          $    6,831           $      956
   Net realized gain (loss) on investments                    691               9,625                2,878                2,008
   Capital gain distributions from mutual
     funds                                                      -                   -                6,273                    -
   Net change in unrealized appreciation
     (depreciation) of investments                         (2,858)            (46,111)               3,630              (53,625)
                                                      -----------         -----------          -----------          -----------
Increase (decrease) in net assets resulting
  from operations                                          (2,651)            (42,088)              19,612              (50,661)
                                                      -----------         -----------          -----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate option               31,801              82,806               94,935               23,666
   Cost of insurance                                      (22,410)           (112,883)             (36,372)             (37,222)
   Policy loans                                               166                 214               (2,050)              (4,614)
   Death benefits                                               -                   -                    -                 (718)
   Withdrawals                                             (1,848)            (77,716)              (5,066)              (8,106)
                                                      -----------         -----------          -----------          -----------
Increase (decrease) in net assets resulting
  from principal transactions                               7,709            (107,579)              51,447              (26,994)
                                                      -----------         -----------          -----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                     5,058            (149,667)              71,059              (77,655)
NET ASSETS:
   Beginning of year                                      319,958             831,183              416,616              483,613
                                                      -----------         -----------          -----------          -----------
   End of year                                         $  325,016          $  681,516           $  487,675           $  405,958
                                                      ===========         ===========          ===========          ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                        $      (90)         $   (5,608)          $   14,971           $    4,370
   Net realized gain (loss) on investments                (44,963)                706                2,797               (3,347)
   Capital gain distributions from mutual
     funds                                                      -                   -                7,972                    -
   Net change in unrealized appreciation
     (depreciation) of investments                         88,629             118,802               (2,786)              56,627
                                                      -----------         -----------          -----------          -----------
Increase (decrease) in net assets resulting
  from operations                                          43,576             113,900               22,954               57,650
                                                      -----------         -----------          -----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate option               30,425              91,025               52,772               41,952
   Cost of insurance                                      (22,268)            (97,478)             (31,306)             (37,757)
   Policy loans                                            (4,128)             (2,553)              (3,580)              (5,465)
   Death benefits                                          (1,043)                  -                 (346)                   -
   Withdrawals                                             (5,059)            (43,065)             (31,636)             (14,307)
                                                      -----------         -----------          -----------          -----------
Increase (decrease) in net assets resulting
  from principal transactions                              (2,073)            (52,071)             (14,096)             (15,577)
                                                      -----------         -----------          -----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                    41,503              61,829                8,858               42,073
NET ASSETS:
   Beginning of year                                      278,455             769,354              407,758              441,540
                                                      -----------         -----------          -----------          -----------
   End of year                                         $  319,958          $  831,183           $  416,616           $  483,613
                                                      ===========         ===========          ===========          ===========

                            See accompanying notes.

                                  VA II - 20

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                             Sub-accounts
                                         -----------------------------------------------------------------------------------
                                                                                                             SunAmerica
                                             SunAmerica                                                    International
                                               Growth             SunAmerica        SunAmerica High-        Diversified
                                            Opportunities        Growth-Income         Yield Bond       Equities Portfolio -
                                         Portfolio - Class 1  Portfolio - Class 1  Portfolio - Class 1        Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                   $     (752)        $      3,477           $   17,811            $    6,534
   Net realized gain (loss) on
     investments                                         498               18,327                  356                 2,846
   Capital gain distributions from
     mutual funds                                          -                    -                    -                     -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                      (2,216)             103,905              (10,438)              (86,934)
                                                 -----------        -------------          -----------           -----------
Increase (decrease) in net assets
  resulting from operations                           (2,470)             125,709                7,729               (77,554)
                                                 -----------        -------------          -----------           -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                           13,942               71,938               34,409                (1,916)
   Cost of insurance                                  (3,785)            (133,535)             (14,741)              (54,231)
   Policy loans                                            -              (21,732)                 (61)                1,345
   Death benefits                                          -                    -                    -                  (480)
   Withdrawals                                             -              (94,380)             (13,255)              (20,152)
                                                 -----------        -------------          -----------           -----------
Increase (decrease) in net assets
  resulting from principal transactions               10,157             (177,709)               6,352               (75,434)
                                                 -----------        -------------          -----------           -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                7,687              (52,000)              14,081              (152,988)
NET ASSETS:
   Beginning of year                                  93,459            1,870,041              214,895               559,000
                                                 -----------        -------------          -----------           -----------
   End of year                                    $  101,146         $  1,818,041           $  228,976            $  406,012
                                                 ===========        =============          ===========           ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                   $     (463)        $      3,911           $   25,295            $   16,091
   Net realized gain (loss) on
     investments                                      (4,732)             (45,400)             (30,547)                9,961
   Capital gain distributions from
     mutual funds                                          -                    -                    -                     -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                      18,169              227,003               41,606                 6,237
                                                 -----------        -------------          -----------           -----------
Increase (decrease) in net assets
  resulting from operations                           12,974              185,514               36,354                32,289
                                                 -----------        -------------          -----------           -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                           23,908              272,980                  440                78,536
   Cost of insurance                                  (1,834)            (128,250)             (14,439)              (54,308)
   Policy loans                                            -              (20,920)              (1,313)               (4,031)
   Death benefits                                          -                 (533)                   -                  (968)
   Withdrawals                                          (965)             (69,068)             (33,981)              (49,068)
                                                 -----------        -------------          -----------           -----------
Increase (decrease) in net assets
  resulting from principal transactions               21,109               54,209              (49,293)              (29,839)
                                                 -----------        -------------          -----------           -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               34,083              239,723              (12,939)                2,450
NET ASSETS:
   Beginning of year                                  59,376            1,630,318              227,834               556,550
                                                 -----------        -------------          -----------           -----------
   End of year                                    $   93,459         $  1,870,041           $  214,895            $  559,000
                                                 ===========        =============          ===========           ===========

                            See accompanying notes.

                                  VA II - 21

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                           Sub-accounts
                                         --------------------------------------------------------------------------------
                                             SunAmerica
                                           International         SunAmerica        SunAmerica MFS
                                             Growth and       Marsico Focused       Massachusetts       SunAmerica MFS
                                         Income Portfolio -  Growth Portfolio -    Investors Trust       Total Return
                                              Class 1             Class 1        Portfolio - Class 1  Portfolio - Class 1
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                  $   14,525          $   (2,549)          $     (274)          $   14,042
   Net realized gain (loss) on
     investments                                      7,602               1,623                2,650                7,976
   Capital gain distributions from
     mutual funds                                         -                   -                    -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                   (114,902)            (12,018)             (14,457)             (13,892)
                                                -----------         -----------          -----------          -----------
Increase (decrease) in net assets
  resulting from operations                         (92,775)            (12,944)             (12,081)               8,126
                                                -----------         -----------          -----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          33,548              37,157               30,033               87,205
   Cost of insurance                                (55,794)            (38,045)             (34,992)            (102,188)
   Policy loans                                      (1,349)                437              (10,122)              (3,988)
   Death benefits                                         -                   -                    -                    -
   Withdrawals                                      (52,220)             (8,528)              (2,113)             (70,497)
                                                -----------         -----------          -----------          -----------
Increase (decrease) in net assets
  resulting from principal transactions             (75,815)             (8,979)             (17,194)             (89,468)
                                                -----------         -----------          -----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (168,590)            (21,923)             (29,275)             (81,342)
NET ASSETS:
   Beginning of year                                721,882             606,921              465,519              790,561
                                                -----------         -----------          -----------          -----------
   End of year                                   $  553,292          $  584,998           $  436,244           $  709,219
                                                ===========         ===========          ===========          ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                  $   22,751          $   (1,850)          $      930           $   19,729
   Net realized gain (loss) on
     investments                                    (84,740)            (24,983)              10,826              (71,482)
   Capital gain distributions from
     mutual funds                                         -                   -                    -                    -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                    100,744             117,253               31,314              130,207
                                                -----------         -----------          -----------          -----------
Increase (decrease) in net assets
  resulting from operations                          38,755              90,420               43,070               78,454
                                                -----------         -----------          -----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          45,412              19,013               42,536                1,151
   Cost of insurance                                (61,256)            (36,490)             (36,646)             (94,484)
   Policy loans                                     (16,197)             (7,670)             (26,454)             (17,775)
   Death benefits                                         -                (288)              (1,862)                   -
   Withdrawals                                      (36,456)             (8,052)             (20,493)             (46,467)
                                                -----------         -----------          -----------          -----------
Increase (decrease) in net assets
  resulting from principal transactions             (68,497)            (33,487)             (42,919)            (157,575)
                                                -----------         -----------          -----------          -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             (29,742)             56,933                  151              (79,121)
NET ASSETS:
   Beginning of year                                751,624             549,988              465,368              869,682
                                                -----------         -----------          -----------          -----------
   End of year                                   $  721,882          $  606,921           $  465,519           $  790,561
                                                ===========         ===========          ===========          ===========

                            See accompanying notes.

                                  VA II - 22

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                  Sub-accounts
                               ---------------------------------------------------------------------------------
                                 SunAmerica Mid-     SunAmerica Real        SunAmerica           SunAmerica
                                   Cap Growth       Estate Portfolio -      Technology         Telecom Utility
                               Portfolio - Class 1       Class 1        Portfolio - Class 1  Portfolio - Class 1
FOR THE YEAR ENDED
  DECEMBER 31, 2011
OPERATIONS:
   Net investment income
     (loss)                           $    (16,433)         $      897            $    (851)          $    5,977
   Net realized gain (loss)
     on investments                         24,783              12,430                 (210)               1,851
   Capital gain distributions
     from mutual funds                           -                   -                    -                    -
   Net change in unrealized
     appreciation
     (depreciation) of
     investments                          (142,510)             23,036               (6,824)              10,809
                                     -------------         -----------           ----------          -----------
Increase (decrease) in net
  assets resulting from
  operations                              (134,160)             36,363               (7,885)              18,637
                                     -------------         -----------           ----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers
     from (to) other
     Sub-accounts or fixed
     rate option                            99,427             (36,349)               1,718               31,305
   Cost of insurance                      (186,143)            (35,018)              (2,727)             (17,192)
   Policy loans                            (13,829)             (4,516)               1,478                 (122)
   Death benefits                           (2,716)                  -                    -                 (762)
   Withdrawals                            (127,299)            (54,670)             (27,080)              (7,597)
                                     -------------         -----------           ----------          -----------
Increase (decrease) in net
  assets resulting from
  principal transactions                  (230,560)           (130,553)             (26,611)               5,632
                                     -------------         -----------           ----------          -----------
TOTAL INCREASE (DECREASE) IN
  NET ASSETS                              (364,720)            (94,190)             (34,496)              24,269
NET ASSETS:
   Beginning of year                     2,340,092             546,534              114,501              348,113
                                     -------------         -----------           ----------          -----------
   End of year                        $  1,975,372          $  452,344            $  80,005           $  372,382
                                     =============         ===========           ==========          ===========
FOR THE YEAR ENDED
  DECEMBER 31, 2010
OPERATIONS:
   Net investment income
     (loss)                           $    (14,610)         $    5,365            $    (752)          $    6,714
   Net realized gain (loss)
     on investments                         44,764             (71,875)              (1,981)                 502
   Capital gain distributions
     from mutual funds                           -                   -                    -                    -
   Net change in unrealized
     appreciation
     (depreciation) of
     investments                           419,311             144,346               21,730               31,073
                                     -------------         -----------           ----------          -----------
Increase (decrease) in net
  assets resulting from
  operations                               449,465              77,836               18,997               38,289
                                     -------------         -----------           ----------          -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers
     from (to) other
     Sub-accounts or fixed
     rate option                           309,823             114,122                9,346               28,306
   Cost of insurance                      (175,534)            (33,321)              (2,632)             (16,216)
   Policy loans                            (13,213)             (6,910)               2,934               (2,175)
   Death benefits                             (284)                  -                    -                    -
   Withdrawals                             (92,590)            (10,533)              (5,322)                (830)
                                     -------------         -----------           ----------          -----------
Increase (decrease) in net
  assets resulting from
  principal transactions                    28,202              63,358                4,326                9,085
                                     -------------         -----------           ----------          -----------
TOTAL INCREASE (DECREASE) IN
  NET ASSETS                               477,667             141,194               23,323               47,374
NET ASSETS:
   Beginning of year                     1,862,425             405,340               91,178              300,739
                                     -------------         -----------           ----------          -----------
   End of year                        $  2,340,092          $  546,534            $ 114,501           $  348,113
                                     =============         ===========           ==========          ===========

                            See accompanying notes.

                                  VA II - 23

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                        Sub-accounts
                                         -------------------------------------------------------------------------
                                          SunAmerica Total       UIF Mid Cap      VALIC Company I  VALIC Company I
                                             Return Bond      Growth Portfolio -   International   Small Cap Index
                                         Portfolio - Class 1    Class I Shares     Equities Fund        Fund
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                   $    2,662          $      475     $     20,657       $      953
   Net realized gain (loss) on
     investments                                         812                 239          (16,612)         (15,987)
   Capital gain distributions from
     mutual funds                                      3,025                  85                -                -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                         498             (15,344)        (139,485)         (27,908)
                                                 -----------         -----------    -------------      -----------
Increase (decrease) in net assets
  resulting from operations                            6,997             (14,545)        (135,440)         (42,942)
                                                 -----------         -----------    -------------      -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                          194,781                  (2)               -               (2)
   Cost of insurance                                 (17,416)             (3,402)         (17,277)          (6,984)
   Policy loans                                          133                   -                -                -
   Death benefits                                          -                   -                -                -
   Withdrawals                                             -                   -         (302,007)        (287,829)
                                                 -----------         -----------    -------------      -----------
Increase (decrease) in net assets
  resulting from principal transactions              177,498              (3,404)        (319,284)        (294,815)
                                                 -----------         -----------    -------------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS              184,495             (17,949)        (454,724)        (337,757)
NET ASSETS:
   Beginning of year                                  95,609             206,169        1,145,480          486,485
                                                 -----------         -----------    -------------      -----------
   End of year                                    $  280,104          $  188,220     $    690,756       $  148,728
                                                 ===========         ===========    =============      ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                   $    1,025          $   (1,306)    $     20,058       $    2,304
   Net realized gain (loss) on
     investments                                       1,943             (12,224)        (768,003)        (203,282)
   Capital gain distributions from
     mutual funds                                          -                   -                -                -
   Net change in unrealized
     appreciation (depreciation) of
     investments                                         558              90,632          740,109          298,989
                                                 -----------         -----------    -------------      -----------
Increase (decrease) in net assets
  resulting from operations                            3,526              77,102           (7,836)          98,011
                                                 -----------         -----------    -------------      -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to)
     other Sub-accounts or fixed rate
     option                                           49,354             (13,809)          92,606          (19,664)
   Cost of insurance                                  (3,981)             (5,334)         (28,438)          (9,434)
   Policy loans                                         (636)                  -                -                -
   Death benefits                                          -                   -                -                -
   Withdrawals                                        (9,487)           (358,072)      (1,496,532)        (261,021)
                                                 -----------         -----------    -------------      -----------
Increase (decrease) in net assets
  resulting from principal transactions               35,250            (377,215)      (1,432,364)        (290,119)
                                                 -----------         -----------    -------------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               38,776            (300,113)      (1,440,200)        (192,108)
NET ASSETS:
   Beginning of year                                  56,833             506,282        2,585,680          678,593
                                                 -----------         -----------    -------------      -----------
   End of year                                    $   95,609          $  206,169     $  1,145,480       $  486,485
                                                 ===========         ===========    =============      ===========

                            See accompanying notes.

                                  VA II - 24

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II

STATEMENTS OF CHANGES IN NET ASSETS - CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

                                                                                  Sub-accounts
                                                             ------------------------------------------------------
                                                                                    Van Eck VIP
                                                                 Van Eck VIP        Global Hard     Vanguard VIF
                                                               Emerging Markets    Assets Fund -  Total Bond Market
                                                             Fund - Initial Class  Initial Class   Index Portfolio
FOR THE YEAR ENDED DECEMBER 31, 2011
OPERATIONS:
   Net investment income (loss)                                        $      529     $      860         $    5,347
   Net realized gain (loss) on investments                                 (9,471)           632               (254)
   Capital gain distributions from mutual funds                                 -          3,951              1,511
   Net change in unrealized appreciation (depreciation) of
     investments                                                         (101,097)       (60,857)             1,796
                                                                      -----------    -----------        -----------
Increase (decrease) in net assets resulting from operations              (110,039)       (55,414)             8,400
                                                                      -----------    -----------        -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other Sub-accounts
     or fixed rate option                                                  21,839         14,591                 (1)
   Cost of insurance                                                      (35,690)       (26,739)            (2,235)
   Policy loans                                                            (7,762)          (282)                 -
   Death benefits                                                               -              -                  -
   Withdrawals                                                            (17,824)       (15,589)          (172,724)
                                                                      -----------    -----------        -----------
Increase (decrease) in net assets resulting from principal
  transactions                                                            (39,437)       (28,019)          (174,960)
                                                                      -----------    -----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                  (149,476)       (83,433)          (166,560)
NET ASSETS:
   Beginning of year                                                      429,254        333,860            166,560
                                                                      -----------    -----------        -----------
   End of year                                                         $  279,778     $  250,427         $        -
                                                                      ===========    ===========        ===========
FOR THE YEAR ENDED DECEMBER 31, 2010
OPERATIONS:
   Net investment income (loss)                                        $   (1,227)    $   (1,572)        $    5,502
   Net realized gain (loss) on investments                                (30,845)        12,379                155
   Capital gain distributions from mutual funds                                 -              -                284
   Net change in unrealized appreciation (depreciation) of
     investments                                                          118,331         47,349              4,044
                                                                      -----------    -----------        -----------
Increase (decrease) in net assets resulting from operations                86,259         58,156              9,985
                                                                      -----------    -----------        -----------
PRINCIPAL TRANSACTIONS:
   Net premiums and transfers from (to) other Sub-accounts
     or fixed rate option                                                  69,731       (115,539)                (1)
   Cost of insurance                                                      (32,807)       (28,561)            (3,129)
   Policy loans                                                            (8,405)        (1,846)                 -
   Death benefits                                                               -        (20,629)                 -
   Withdrawals                                                            (10,712)       (13,816)                 -
                                                                      -----------    -----------        -----------
Increase (decrease) in net assets resulting from principal
  transactions                                                             17,807       (180,391)            (3,130)
                                                                      -----------    -----------        -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                   104,066       (122,235)             6,855
NET ASSETS:
   Beginning of year                                                      325,188        456,095            159,705
                                                                      -----------    -----------        -----------
   End of year                                                         $  429,254     $  333,860         $  166,560
                                                                      ===========    ===========        ===========

                            See accompanying notes.

                                  VA II - 25

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION

Variable Account II (the "Account") was established by American General Life Insurance Company of Delaware (formerly AIG Life Insurance Company) (the "Company") on June 5, 1986, to fund individual and group flexible premium variable universal life insurance policies issued by the Company. Effective in the state of Delaware on December 8, 2009, the Company changed its name from AIG Life Insurance Company to American General Life Insurance Company of Delaware. The Executive Advantage(R) policy is currently offered by the Account. Gallery Life, Gemstone Life, Polaris Life, Polaris Survivorship Life, and the Variable Universal Life Policy are no longer offered. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. The Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The Account is divided into "Sub-accounts" that invest in independently managed mutual fund portfolios ("Funds"). The Funds available to policy owners through the various Sub-accounts are as follows:

     AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS): (2)
             Invesco V.I. Capital Appreciation Fund - Series I (3)
               Invesco V.I. High Yield Fund - Series I (1) (12)
             Invesco V.I. International Growth Fund - Series I (4)
       Invesco Van Kampen V.I. High Yield Fund - Series I (1) (10) (12)
        Invesco Van Kampen V.I. Mid Cap Value Fund - Series I (1) (11)

 ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. ("ALLIANCEBERNSTEIN"):
        AllianceBernstein Balanced Wealth Strategy Portfolio - Class A
         AllianceBernstein Global Thematic Growth Portfolio - Class A
            AllianceBernstein Growth and Income Portfolio - Class A
                 AllianceBernstein Growth Portfolio - Class A
            AllianceBernstein Intermediate Bond Portfolio - Class A
        AllianceBernstein International Growth Portfolio - Class A (1)
            AllianceBernstein Large Cap Growth Portfolio - Class A
              AllianceBernstein Money Market Portfolio - Class A
         AllianceBernstein Real Estate Investment Portfolio - Class A
            AllianceBernstein Small Cap Growth Portfolio - Class A

      AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. ("AMERICAN CENTURY VP"):
            American Century VP Capital Appreciation Fund - Class I
              American Century VP Income & Growth Fund - Class I
             American Century VP International Fund - Class I (1)

                             ANCHOR SERIES TRUST:
           Anchor Series Trust Asset Allocation Portfolio - Class 1
         Anchor Series Trust Capital Appreciation Portfolio - Class 1
      Anchor Series Trust Government and Quality Bond Portfolio - Class 1
                Anchor Series Trust Growth Portfolio - Class 1
           Anchor Series Trust Natural Resources Portfolio - Class 1

             BLACKROCK VARIABLE SERIES FUNDS, INC. ("BLACKROCK"):
                   BlackRock Basic Value V.I. Fund - Class I
          BlackRock Capital Appreciation V.I. Fund - Class I (1) (6)
          BlackRock U.S. Government Bond V.I. Fund - Class I (1) (13)
             BlackRock Value Opportunities V.I. Fund - Class I (1)

                    CREDIT SUISSE TRUST ("CREDIT SUISSE"):
        Credit Suisse International Equity Flex III Portfolio (1) (14)
              Credit Suisse U.S. Equity Flex I Portfolio (1) (15)

                DREYFUS STOCK INDEX FUND, INC. - INITIAL SHARES

                                   VA II -26

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 1 - ORGANIZATION - CONTINUED

         FIDELITY(R) VARIABLE INSURANCE PRODUCTS ("FIDELITY(R) VIP"):
          Fidelity(R) VIP Asset Manager(SM) Portfolio - Initial Class
            Fidelity(R) VIP Balanced Portfolio - Initial Class (1)
            Fidelity(R) VIP Contrafund(R) Portfolio - Initial Class
               Fidelity(R) VIP Growth Portfolio - Initial Class
             Fidelity(R) VIP High Income Portfolio - Initial Class
              Fidelity(R) VIP Index 500 Portfolio - Initial Class
        Fidelity(R) VIP Investment Grade Bond Portfolio - Initial Class
            Fidelity(R) VIP Money Market Portfolio - Initial Class
              Fidelity(R) VIP Overseas Portfolio - Initial Class

 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST ("FRANKLIN TEMPLETON"):
 Franklin Templeton Templeton Developing Markets Securities Fund - Class 2 (1)
        Franklin Templeton Templeton Foreign Securities Fund - Class 2 Franklin Templeton Templeton Global Asset Allocation Fund - Class 1 (1) (5)
       Franklin Templeton Templeton Growth Securities Fund - Class 2 (1)

         GOLDMAN SACHS VARIABLE INSURANCE TRUST ("GOLDMAN SACHS VIT"):
 Goldman Sachs VIT Strategic International Equity Fund - Institutional Shares
     Goldman Sachs VIT Structured U.S. Equity Fund - Institutional Shares

                           JPMORGAN INSURANCE TRUST:
            JPMorgan Insurance Trust Core Bond Portfolio - Class 1
        JPMorgan Insurance Trust Small Cap Core Portfolio - Class 1 (1)
           JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1

     NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST ("NEUBERGER BERMAN AMT"):
               Neuberger Berman AMT Partners Portfolio - Class I
         Neuberger Berman AMT Short Duration Bond Portfolio - Class I

              OPPENHEIMER VARIABLE ACCOUNT FUNDS ("OPPENHEIMER"):
          Oppenheimer Global Securities Fund/VA - Non-Service Shares
             Oppenheimer Main Street Fund/VA - Non-Service Shares

                 PIMCO VARIABLE INSURANCE TRUST ("PIMCO VIT"):
           PIMCO VIT High Yield Portfolio - Administrative Class (1)
   PIMCO VIT Long-Term U.S. Government Portfolio - Administrative Class (1)
            PIMCO VIT Real Return Portfolio - Administrative Class
           PIMCO VIT Short-Term Portfolio - Administrative Class (1)
            PIMCO VIT Total Return Portfolio - Administrative Class

                    SUNAMERICA SERIES TRUST ("SUNAMERICA"):
             SunAmerica "Dogs" of Wall Street Portfolio - Class 1
               SunAmerica Aggressive Growth Portfolio - Class 1
                SunAmerica Alliance Growth Portfolio - Class 1
                    SunAmerica Balanced Portfolio - Class 1
                SunAmerica Blue Chip Growth Portfolio - Class 1
                 SunAmerica Capital Growth Portfolio - Class 1
                SunAmerica Cash Management Portfolio - Class 1
                 SunAmerica Corporate Bond Portfolio - Class 1
              SunAmerica Davis Venture Value Portfolio - Class 1
                SunAmerica Emerging Markets Portfolio - Class 1
              SunAmerica Equity Opportunities Portfolio - Class 1
               SunAmerica Fundamental Growth Portfolio - Class 1
                  SunAmerica Global Bond Portfolio - Class 1
                SunAmerica Global Equities Portfolio - Class 1
              SunAmerica Growth Opportunities Portfolio - Class 1

                                  VA II - 27

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 1 - ORGANIZATION - CONTINUED

              SUNAMERICA SERIES TRUST ("SUNAMERICA"): - CONTINUED
                 SunAmerica Growth-Income Portfolio - Class 1
                SunAmerica High-Yield Bond Portfolio - Class 1
       SunAmerica International Diversified Equities Portfolio - Class 1
        SunAmerica International Growth and Income Portfolio - Class 1
             SunAmerica Marsico Focused Growth Portfolio - Class 1
       SunAmerica MFS Massachusetts Investors Trust Portfolio - Class 1
                SunAmerica MFS Total Return Portfolio - Class 1
                 SunAmerica Mid-Cap Growth Portfolio - Class 1
                  SunAmerica Real Estate Portfolio - Class 1
                   SunAmerica Technology Portfolio - Class 1
                SunAmerica Telecom Utility Portfolio - Class 1
               SunAmerica Total Return Bond Portfolio - Class 1

               THE UNIVERSAL INSTITUTIONAL FUNDS, INC. ("UIF"):
           UIF Core Plus Fixed Income Portfolio - Class I Shares (1)
          UIF Emerging Markets Equity Portfolio - Class I Shares (1)
                 UIF Mid Cap Growth Portfolio - Class I Shares

                               VALIC COMPANY I:
                  VALIC Company I International Equities Fund
                    VALIC Company I Mid Cap Index Fund (1)
                     VALIC Company I Small Cap Index Fund

                      VAN ECK VIP TRUST ("VAN ECK"): (7)
             Van Eck VIP Emerging Markets Fund - Initial Class (8)
            Van Eck VIP Global Hard Assets Fund - Initial Class (9)

           VANGUARD(R) VARIABLE INSURANCE FUND ("VANGUARD(R) VIF"):
               Vanguard(R) VIF Total Bond Market Index Portfolio
            Vanguard(R) VIF Total Stock Market Index Portfolio (1)

(1)  Sub-accounts had no activity in current year.
(2) Effective April 30, 2010, AIM Variable Insurance Funds changed its name to AIM Variable Insurance Funds (Invesco Variable Insurance Funds).
(3) Effective April 30, 2010, AIM V.I. Capital Appreciation Fund - Series I changed its name to Invesco V.I. Capital Appreciation Fund - Series I.
(4) Effective April 30, 2010, AIM V.I. International Growth Fund - Series I changed its name to Invesco V.I. International Growth Fund - Series I.
(5) Effective April 30, 2010, Franklin Templeton Templeton Global Asset Allocation Fund - Class 1 was closed and liquidated.
(6) Effective May 1, 2010, BlackRock Fundamental Growth V.I. Fund - Class I changed its name to BlackRock Capital Appreciation V.I. Fund - Class I.
(7) Effective May 1, 2010, Van Eck Worldwide Insurance Trust changed its name to Van Eck VIP Trust.
(8) Effective May 1, 2010, Van Eck Worldwide Emerging Markets Fund - Initial Class changed its name to Van Eck VIP Emerging Markets Fund - Initial Class.
(9) Effective May 1, 2010, Van Eck Worldwide Hard Assets Fund - Initial Class changed its name to Van Eck VIP Global Hard Assets Fund - Initial Class.
(10) Effective June 1, 2010, UIF High Yield Portfolio - Class I Shares was acquired by Invesco Van Kampen V.I. High Yield Fund - Series I.
(11) Effective June 1, 2010, UIF U.S. Mid Cap Value Portfolio - Class I Shares was acquired by Invesco Van Kampen V.I. Mid Cap Value Fund - Series I.
(12) Effective April 29, 2011, Invesco Van Kampen V.I. High Yield Fund - Series I was acquired by Invesco V.I. High Yield Fund - Series I.

                                  VA II - 28

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 1 - ORGANIZATION - CONTINUED

(13) Effective October 1, 2011, BlackRock Government Income V.I. Fund - Class I changed its name to BlackRock U.S. Government Bond V.I. Fund - Class I.
(14) Effective October 21, 2011, Credit Suisse International Equity Flex III Portfolio was closed and liquidated.
(15) Effective October 21, 2011, Credit Suisse U.S. Equity Flex I Portfolio was closed and liquidated.

SunAmerica Asset Management Corp., an affiliate of the Company, serves as the investment advisor to Anchor Series Trust and SunAmerica Series Trust.

The Variable Annuity Life Insurance Company, an affiliate of the Company, serves as the investment advisor to VALIC Company I.

In addition to the Sub-accounts above, policy owners may allocate funds to a fixed account that is part of the Company's general account. Policy owners should refer to the appropriate policy prospectus and prospectus supplements for a complete description of the available Funds and the fixed account.

The assets of the Account are segregated from the Company's other assets. The operations of the Account are part of the Company.

Net premiums from the policies are allocated to the Sub-accounts and invested in the funds in accordance with policy owner instructions. The premiums are recorded as principal transactions in the Statements of Changes in Net Assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The accompanying financial statements of the Account have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The accounting principals followed by the Account and the methods of applying those principles are presented below.

USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the year. Actual results could differ from those estimates.

SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME - Security transactions which represent purchases and sales of investments are accounted for on the trade date at fair value. Realized gains and losses from security transactions are determined on the basis of first-in first-out. Dividend income and distributions of capital gains are recorded on the ex-dividend date and reinvested upon receipt.

POLICY LOANS - When a policy loan is made, the loan amount is transferred to the Company from the policy owner's selected investment Sub-account(s), and held as collateral. Interest on this collateral amount is credited to the policy. Loan repayments are invested in the policy owner's selected investment Sub-account(s), after they are first used to repay all loans taken from the declared fixed interest account option.

FEDERAL INCOME TAXES - The Company is taxed as a life insurance company under the Internal Revenue Code and includes operations of the Account in determining its federal income tax liability. As a result, the Account is not taxed as a "Regulated Investment Company" under subchapter M of the Internal Revenue Code. Under existing federal income tax law, the investment income and capital gains from sales of investments realized by the Account are not taxable. Therefore, no federal income tax provision has been made.

ACCUMULATION UNIT - This is a measuring unit used to calculate the policy owner's interest. Such units are valued on each day that the New York Stock Exchange ("NYSE") is open for business to reflect investment performance and the prorated daily deduction for mortality and expense risk charges.

                                  VA II - 29

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE 3 - FAIR VALUE MEASUREMENTS

Assets and liabilities recorded at fair value in the Account balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Account considers factors specific to the asset or liability.

Level 1-- Fair value measurements that are quoted prices (unadjusted) in active markets that the Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most Account assets and most mutual funds.

Level 2-- Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, and derivative contracts.

Level 3-- Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include fixed maturities.

The Account assets measured at fair value as of December 31, 2011 consist of investments in registered mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2011, and respective hierarchy levels. As all assets of the Account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) for Level 3 assets still held as of December 31, 2011, is presented.

NOTE 4 - POLICY CHARGES

DEDUCTIONS FROM PREMIUM PAYMENTS - The deductions from each premium payment are for state premium taxes and for other expenses associated with selling and distributing the policy. A summary of premium expense charges for each policy follows:

---------------------------------------------------------------------------------
POLICIES                            PREMIUM EXPENSE CHARGES
---------------------------------------------------------------------------------
Variable Universal Life Policy and  5% of each premium payment plus the state
Gallery Life                        specific premium taxes.
---------------------------------------------------------------------------------
Executive Advantage                 The maximum charge is 9% of each premium
                                    payment.
---------------------------------------------------------------------------------
Gemstone Life                       5% of each premium payment up to the target
                                    premium amount plus 2% of any premium paid
                                    in excess of the target premium amount for
                                    policy years 1-10. 3% of each premium
                                    payment up to the target premium amount plus
                                    2% of any premium paid in excess of the
                                    target premium amount beginning in policy
                                    year 11. The maximum charge is 8% of each
                                    premium payment.
---------------------------------------------------------------------------------
Polaris Life and Polaris            Currently 5% for the first 10 policy years
Survivorship Life                   and 3% thereafter. The maximum charge
                                    allowed is 8% of each premium payment.
---------------------------------------------------------------------------------

MORTALITY AND EXPENSE RISK AND ADMINISTRATIVE CHARGES - Deductions for administrative expenses and mortality and expense risks assumed by the Company are assessed through the daily unit value calculation and paid to the Company from the daily net asset value of the Sub-accounts. A summary of the charges by policy follows:

                                  VA II - 30

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 4 - POLICY CHARGES - CONTINUED


                                    MORTALITY AND EXPENSE RISK AND MORTALITY AND EXPENSE RISK AND
                                    ADMINISTRATIVE CHARGES CURRENT     ADMINISTRATIVE CHARGES
POLICIES                                 MINIMUM ANNUAL RATE            MAXIMUM ANNUAL RATE
-------------------------------------------------------------------------------------------------
Variable Universal Life Policy and
Gallery Life                                     0.90%                          0.90%
-------------------------------------------------------------------------------------------------
Executive Advantage                              0.10%                          1.00%
-------------------------------------------------------------------------------------------------
Gemstone Life                                    0.75%                          0.90%
-------------------------------------------------------------------------------------------------
Polaris Life and Polaris
Survivorship Life                                0.75%                          0.90%
-------------------------------------------------------------------------------------------------

MONTHLY ADMINISTRATIVE AND EXPENSE CHARGES - Monthly administrative charges are paid to the Company for the administrative services provided under the current policies. The Company may charge a maximum fee of $15 for the monthly administrative charge. The Company may deduct an additional monthly expense charge for expenses associated with acquisition, administrative and underwriting of your policy. The monthly expense charge is applied against each $1,000 of base coverage. This charge varies according to the ages, gender and the premium classes of both of the contingent insurers, as well as the amount of coverage.

There may be an additional monthly administrative charge during the first policy year and the 12 months after an increase in face amount per insured. This charge will not exceed $25 a month per insured. The monthly administrative and expense charges are paid by redemption of units outstanding. Monthly administrative and expense charges are included with cost of insurance in the Statements of Changes in Net Assets under principal transactions.

COST OF INSURANCE CHARGE - Since determination of both the insurance rate and the Company's net amount at risk depends upon several factors, the cost of insurance deduction may vary from month to month. Policy accumulation value, specified amount of insurance and certain characteristics of the insured person are among the variables included in the calculation for the monthly cost of insurance deduction. The cost of insurance charges are paid by redemption of units outstanding. Cost of insurance charges are included in the Statements of Changes in Net Assets under principal transactions.

OPTIONAL RIDER CHARGES - Monthly charges are deducted if the policy owner selects additional benefit riders. The charges for any rider selected will vary by policy within a range based on either the personal characteristics of the insured person or the specific coverage chosen under the rider. The rider charges are paid by redemption of units outstanding. Optional rider charges are included with cost of insurance in the Statements of Changes in Net Assets under principal transactions.

TRANSFER CHARGES - A transfer charge of $25 may be assessed for each transfer in excess of twelve each policy year. Transfer requests are subject to the Company's published rules concerning market timing. A policy owner who violates these rules will for a period of time (typically six months), have certain restrictions placed on transfers. The transfer charges are paid by redemption of units outstanding. Transfer charges are included with net premiums and transfers from (to) other sub-accounts or fixed rate option in the Statements of Changes in Net Assets under principal transactions.

SURRENDER CHARGE - A surrender charge may be applicable to certain withdrawal amounts and is payable to the Company. The amount of the surrender charge is based on a table of charges and the premiums paid under the policy or the face amount of the policy (including increases and decreases in the face amount of the policy). For any partial surrender, the Company may charge a maximum transaction fee per policy equal to the lesser of 2% of the amount withdrawn or $25. The surrender and partial withdrawal charges are paid by redemption of units outstanding. Surrender and partial withdrawal charges are included with withdrawals in the Statements of Changes in Net Assets under principal transactions.

POLICY LOAN - A loan may be requested against the policy while the policy has a net cash surrender value. The daily interest charge on the loan is paid to the Company for the expenses of administering and providing policy loans. The interest charge is collected through any loan repayment from the policyholder.

                                  VA II - 31

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE 5 - PURCHASES AND SALES OF INVESTMENTS

For the year ended December 31, 2011, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                  Proceeds from
Sub-accounts                                    Cost of Purchases     Sales
-------------------------------------------------------------------------------
AllianceBernstein Balanced Wealth Strategy
  Portfolio - Class A                               $      31,607 $      30,047
AllianceBernstein Global Thematic Growth
  Portfolio - Class A                                      95,179       198,605
AllianceBernstein Growth and Income Portfolio
  - Class A                                                86,567       410,984
AllianceBernstein Growth Portfolio - Class A               45,011       187,256
AllianceBernstein Intermediate Bond Portfolio
  - Class A                                                 4,650         7,145
AllianceBernstein Large Cap Growth Portfolio -
  Class A                                                  76,696       115,796
AllianceBernstein Money Market Portfolio -
  Class A                                                 193,898       169,897
AllianceBernstein Real Estate Investment
  Portfolio - Class A                                     104,032        71,580
AllianceBernstein Small Cap Growth Portfolio -
  Class A                                                  62,839        44,659
American Century VP Capital Appreciation Fund
  - Class I                                                15,239        28,956
American Century VP Income & Growth Fund -
  Class I                                                  11,968        34,434
Anchor Series Trust Asset Allocation Portfolio
  - Class 1                                                23,439        30,471
Anchor Series Trust Capital Appreciation
  Portfolio - Class 1                                     187,316       555,528
Anchor Series Trust Government and Quality
  Bond Portfolio - Class 1                                108,787       281,463
Anchor Series Trust Growth Portfolio - Class 1             62,900       166,457
Anchor Series Trust Natural Resources
  Portfolio - Class 1                                     438,333       242,631
BlackRock Basic Value V.I. Fund - Class I                     291       176,759
Dreyfus Stock Index Fund, Inc. - Initial Shares           250,178       399,113
Fidelity VIP Asset Manager Portfolio - Initial
  Class                                                    82,385       102,082
Fidelity VIP Contrafund Portfolio - Initial
  Class                                                   119,794       605,863
Fidelity VIP Growth Portfolio - Initial Class             131,189       208,892
Fidelity VIP High Income Portfolio - Initial
  Class                                                    84,318        88,714
Fidelity VIP Index 500 Portfolio - Initial
  Class                                                     3,549       147,957
Fidelity VIP Investment Grade Bond Portfolio -
  Initial Class                                           126,833       156,476
Fidelity VIP Money Market Portfolio - Initial
  Class                                                   306,530       619,945
Fidelity VIP Overseas Portfolio - Initial Class            21,853        64,114
Franklin Templeton Templeton Foreign
  Securities Fund - Class 2                                 3,421       188,236
Invesco V.I. Capital Appreciation Fund -
  Series I                                                 30,570        49,264
Invesco V.I. International Growth Fund -
  Series I                                                 71,524       200,170
JPMorgan Insurance Trust Core Bond Portfolio -
  Class 1                                                  45,525        32,033
JPMorgan Insurance Trust U.S. Equity Portfolio
  - Class 1                                                11,460        11,191
Neuberger Berman AMT Partners Portfolio -
  Class I                                                  12,657        18,776
Neuberger Berman AMT Short Duration Bond
  Portfolio - Class I                                      12,944        30,073
Oppenheimer Global Securities Fund/VA -
  Non-Service Shares                                       49,491        91,904
Oppenheimer Main Street Fund/VA - Non-Service
  Shares                                                   48,761        53,276
PIMCO VIT Real Return Portfolio -
  Administrative Class                                     43,020     2,192,833
PIMCO VIT Total Return Portfolio -
  Administrative Class                                      3,875       249,181
SunAmerica Aggressive Growth Portfolio - Class
  1                                                       134,545       181,081
SunAmerica Alliance Growth Portfolio - Class 1            180,120       575,249
SunAmerica Balanced Portfolio - Class 1                    59,244        52,932
SunAmerica Blue Chip Growth Portfolio - Class 1             1,551        37,596
SunAmerica Capital Growth Portfolio - Class 1               1,676         1,809
SunAmerica Cash Management Portfolio - Class 1            644,299       469,673
SunAmerica Corporate Bond Portfolio - Class 1             115,089        62,915
SunAmerica Davis Venture Value Portfolio -
  Class 1                                                 113,429       272,423
SunAmerica "Dogs" of Wall Street Portfolio -
  Class 1                                                  41,178        33,932
SunAmerica Emerging Markets Portfolio - Class 1            56,024       164,590
SunAmerica Equity Opportunities Portfolio -
  Class 1                                                  22,882        15,658
SunAmerica Fundamental Growth Portfolio -
  Class 1                                                  59,541       172,722
SunAmerica Global Bond Portfolio - Class 1                155,154        90,612
SunAmerica Global Equities Portfolio - Class 1             34,014        60,052
SunAmerica Growth Opportunities Portfolio -
  Class 1                                                  19,013         9,608

                                  VA II - 32

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 5 - PURCHASES AND SALES OF INVESTMENTS - CONTINUED


For the year ended December 31, 2011, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                 Proceeds from
 Sub-accounts                                  Cost of Purchases     Sales
 ------------------------------------------------------------------------------
 SunAmerica Growth-Income Portfolio - Class 1     $      100,459 $      274,691
 SunAmerica High-Yield Bond Portfolio - Class
   1                                                      54,417         30,254
 SunAmerica International Diversified
   Equities Portfolio - Class 1                           50,801        119,703
 SunAmerica International Growth and Income
   Portfolio - Class 1                                    68,082        129,372
 SunAmerica Marsico Focused Growth Portfolio
   - Class 1                                              26,965         38,491
 SunAmerica MFS Massachusetts Investors Trust
   Portfolio - Class 1                                    29,195         46,664
 SunAmerica MFS Total Return Portfolio -
   Class 1                                               101,516        176,943
 SunAmerica Mid-Cap Growth Portfolio - Class 1           122,618        369,612
 SunAmerica Real Estate Portfolio - Class 1               45,722        175,376
 SunAmerica Technology Portfolio - Class 1                56,836         84,298
 SunAmerica Telecom Utility Portfolio - Class
   1                                                      35,515         23,906
 SunAmerica Total Return Bond Portfolio -
   Class 1                                               218,275         35,089
 UIF Mid Cap Growth Portfolio - Class I Shares               771          3,615
 VALIC Company I International Equities Fund              21,878        320,505
 VALIC Company I Small Cap Index Fund                      1,544        295,405
 Van Eck VIP Emerging Markets Fund - Initial
   Class                                                  37,564         76,472
 Van Eck VIP Global Hard Assets Fund -
   Initial Class                                          36,332         59,539
 Vanguard VIF Total Bond Market Index
   Portfolio                                               7,076        175,177

                                  VA II - 33

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE 6 - SUMMARY OF CHANGES IN UNITS

Summary of Changes in Units for the year ended December 31, 2011.

                            Accumulation Units Accumulation Units  Net Increase
Sub-accounts                      Issued            Redeemed        (Decrease)
--------------------------------------------------------------------------------
1   AllianceBernstein
    Balanced Wealth
    Strategy Portfolio -
    Class A                              2,216             (2,706)         (490)
2   AllianceBernstein
    Balanced Wealth
    Strategy Portfolio -
    Class A                              1,118               (754)          364
3   AllianceBernstein
    Global Thematic Growth
    Portfolio - Class A                  8,238            (13,220)       (4,982)
6   AllianceBernstein
    Global Thematic Growth
    Portfolio - Class A                  6,617             (7,741)       (1,124)
3   AllianceBernstein
    Growth and Income
    Portfolio - Class A                  5,983            (11,259)       (5,276)
5   AllianceBernstein
    Growth and Income
    Portfolio - Class A                      -            (17,621)      (17,621)
3   AllianceBernstein
    Growth Portfolio -
    Class A                              7,617            (13,554)       (5,937)
1   AllianceBernstein
    Intermediate Bond
    Portfolio - Class A                    258               (643)         (385)
1   AllianceBernstein
    Large Cap Growth
    Portfolio - Class A                  5,758             (6,043)         (285)
2   AllianceBernstein
    Large Cap Growth
    Portfolio - Class A                    479               (330)          149
6   AllianceBernstein
    Large Cap Growth
    Portfolio - Class A                  3,469             (7,817)       (4,348)
2   AllianceBernstein
    Money Market Portfolio
    - Class A                           15,465            (13,444)        2,021
2   AllianceBernstein Real
    Estate Investment
    Portfolio - Class A                      1                 (1)            -
6   AllianceBernstein Real
    Estate Investment
    Portfolio - Class A                  1,604             (2,933)       (1,329)
1   AllianceBernstein
    Small Cap Growth
    Portfolio - Class A                  4,685             (3,480)        1,205
6   American Century VP
    Capital Appreciation
    Fund - Class I                       1,529             (2,418)         (889)
6   American Century VP
    Income & Growth Fund -
    Class I                              1,345             (3,462)       (2,117)
4   Anchor Series Trust
    Asset Allocation
    Portfolio - Class 1                 17,937            (18,743)         (806)
4   Anchor Series Trust
    Capital Appreciation
    Portfolio - Class 1                 96,052           (110,350)      (14,298)
6   Anchor Series Trust
    Capital Appreciation
    Portfolio - Class 1                  5,152            (10,827)       (5,675)
4   Anchor Series Trust
    Government and Quality
    Bond Portfolio - Class
    1                                   39,200            (50,280)      (11,080)
4   Anchor Series Trust
    Growth Portfolio -
    Class 1                             54,735            (63,256)       (8,521)
6   Anchor Series Trust
    Growth Portfolio -
    Class 1                              2,365             (2,316)           49
4   Anchor Series Trust
    Natural Resources
    Portfolio - Class 1                 10,272            (11,018)         (746)
6   Anchor Series Trust
    Natural Resources
    Portfolio - Class 1                  2,965             (3,343)         (378)
5   BlackRock Basic Value
    V.I. Fund - Class I                      -            (19,913)      (19,913)
1   Dreyfus Stock Index
    Fund, Inc. - Initial
    Shares                              13,691            (21,356)       (7,665)
6   Dreyfus Stock Index
    Fund, Inc. - Initial
    Shares                               6,993             (8,314)       (1,321)
1   Fidelity VIP Asset
    Manager Portfolio -
    Initial Class                        2,724             (4,461)       (1,737)
6   Fidelity VIP Asset
    Manager Portfolio -
    Initial Class                        3,030             (2,699)          331
1   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                        4,806            (10,187)       (5,381)
5   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                            -            (23,312)      (23,312)
5   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                            -               (559)         (559)
6   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                        5,790            (11,465)       (5,675)
1   Fidelity VIP Growth
    Portfolio - Initial
    Class                               11,369            (13,941)       (2,572)
6   Fidelity VIP Growth
    Portfolio - Initial
    Class                                4,999             (6,814)       (1,815)
1   Fidelity VIP High
    Income Portfolio -
    Initial Class                        2,821             (3,287)         (466)
6   Fidelity VIP High
    Income Portfolio -
    Initial Class                        1,478             (2,774)       (1,296)
5   Fidelity VIP Index 500
    Portfolio - Initial
    Class                                    -            (13,818)      (13,818)
1   Fidelity VIP
    Investment Grade Bond
    Portfolio - Initial
    Class                                4,103             (5,307)       (1,204)
6   Fidelity VIP
    Investment Grade Bond
    Portfolio - Initial
    Class                                1,737             (4,182)       (2,445)
1   Fidelity VIP Money
    Market Portfolio -
    Initial Class                       14,365            (28,080)      (13,715)
6   Fidelity VIP Money
    Market Portfolio -
    Initial Class                       22,334            (30,113)       (7,779)
1   Fidelity VIP Overseas
    Portfolio - Initial
    Class                                1,788             (4,152)       (2,364)
5   Franklin Templeton
    Templeton Foreign
    Securities Fund -
    Class 2                                  1            (21,498)      (21,497)
1   Invesco V.I. Capital
    Appreciation Fund -
    Series I                             2,778             (3,650)         (872)
6   Invesco V.I. Capital
    Appreciation Fund -
    Series I                             3,055             (3,871)         (816)
1   Invesco V.I.
    International Growth
    Fund - Series I                      3,474             (8,368)       (4,894)
6   Invesco V.I.
    International Growth
    Fund - Series I                      2,232             (5,080)       (2,848)
6   JPMorgan Insurance
    Trust Core Bond
    Portfolio - Class 1                  3,696             (2,984)          712
6   JPMorgan Insurance
    Trust U.S. Equity
    Portfolio - Class 1                    882               (878)            4
6   Neuberger Berman AMT
    Partners Portfolio -
    Class I                              1,535             (1,855)         (320)

                                  VA II - 34

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 6 - SUMMARY OF CHANGES IN UNITS - CONTINUED


Summary of Changes in Units for the year ended December 31, 2011.

                            Accumulation Units Accumulation Units  Net Increase
Sub-accounts                      Issued            Redeemed        (Decrease)
--------------------------------------------------------------------------------
6   Neuberger Berman AMT
    Short Duration Bond
    Portfolio - Class I                    771             (2,453)       (1,682)
6   Oppenheimer Global
    Securities Fund/VA -
    Non-Service Shares                   5,077             (8,687)       (3,610)
6   Oppenheimer Main
    Street Fund/VA -
    Non-Service Shares                   6,166             (6,642)         (476)
5   PIMCO VIT Real Return
    Portfolio -
    Administrative Class                     -           (178,326)     (178,326)
5   PIMCO VIT Real Return
    Portfolio -
    Administrative Class                     -               (179)         (179)
5   PIMCO VIT Total Return
    Portfolio -
    Administrative Class                     -            (19,517)      (19,517)
4   SunAmerica Aggressive
    Growth Portfolio -
    Class 1                            143,532           (148,943)       (5,411)
6   SunAmerica Aggressive
    Growth Portfolio -
    Class 1                              9,119             (7,246)        1,873
4   SunAmerica Alliance
    Growth Portfolio -
    Class 1                            239,225           (280,095)      (40,870)
6   SunAmerica Alliance
    Growth Portfolio -
    Class 1                              5,343             (7,826)       (2,483)
4   SunAmerica Balanced
    Portfolio - Class 1                 47,030            (47,173)         (143)
6   SunAmerica Balanced
    Portfolio - Class 1                  3,488             (3,618)         (130)
4   SunAmerica Blue Chip
    Growth Portfolio -
    Class 1                              7,549            (12,788)       (5,239)
4   SunAmerica Capital
    Growth Portfolio -
    Class 1                              2,054             (2,041)           13
4   SunAmerica Cash
    Management Portfolio -
    Class 1                            139,196           (123,769)       15,427
4   SunAmerica Corporate
    Bond Portfolio - Class
    1                                   16,216            (14,946)        1,270
4   SunAmerica Davis
    Venture Value
    Portfolio - Class 1                 66,817            (74,817)       (8,000)
4   SunAmerica "Dogs" of
    Wall Street Portfolio
    - Class 1                           17,462            (17,183)          279
4   SunAmerica Emerging
    Markets Portfolio -
    Class 1                             35,610            (39,609)       (3,999)
4   SunAmerica Equity
    Opportunities
    Portfolio - Class 1                 26,226            (25,552)          674
4   SunAmerica Fundamental
    Growth Portfolio -
    Class 1                             94,341           (107,888)      (13,547)
4   SunAmerica Global Bond
    Portfolio - Class 1                 15,535            (15,372)          163
6   SunAmerica Global Bond
    Portfolio - Class 1                  3,795             (1,000)        2,795
4   SunAmerica Global
    Equities Portfolio -
    Class 1                             37,947            (40,479)       (2,532)
4   SunAmerica Growth
    Opportunities
    Portfolio - Class 1                 12,592            (10,813)        1,779
4   SunAmerica
    Growth-Income
    Portfolio - Class 1                 85,864            (97,368)      (11,504)
6   SunAmerica
    Growth-Income
    Portfolio - Class 1                  6,090            (13,892)       (7,802)
4   SunAmerica High-Yield
    Bond Portfolio - Class
    1                                   10,995            (10,609)          386
4   SunAmerica
    International
    Diversified Equities
    Portfolio - Class 1                 38,250            (45,962)       (7,712)
4   SunAmerica
    International Growth
    and Income Portfolio -
    Class 1                             54,107            (60,396)       (6,289)
6   SunAmerica Marsico
    Focused Growth
    Portfolio - Class 1                  4,124             (4,822)         (698)
4   SunAmerica MFS
    Massachusetts
    Investors Trust
    Portfolio - Class 1                 44,207            (45,780)       (1,573)
4   SunAmerica MFS Total
    Return Portfolio -
    Class 1                             44,941            (50,439)       (5,498)
4   SunAmerica Mid-Cap
    Growth Portfolio -
    Class 1                             97,122           (109,424)      (12,302)
6   SunAmerica Mid-Cap
    Growth Portfolio -
    Class 1                             12,227            (22,729)      (10,502)
4   SunAmerica Real Estate
    Portfolio - Class 1                 21,381            (26,499)       (5,118)
4   SunAmerica Technology
    Portfolio - Class 1                 42,237            (53,526)      (11,289)
4   SunAmerica Telecom
    Utility Portfolio -
    Class 1                             31,662            (31,235)          427
4   SunAmerica Total
    Return Bond Portfolio
    - Class 1                           13,410             (5,038)        8,372
5   UIF Mid Cap Growth
    Portfolio - Class I
    Shares                                   -               (258)         (258)
5   VALIC Company I
    International Equities
    Fund                                     -            (39,405)      (39,405)
5   VALIC Company I
    International Equities
    Fund                                     -             (1,428)       (1,428)
5   VALIC Company I Small
    Cap Index Fund                           -            (29,634)      (29,634)
5   VALIC Company I Small
    Cap Index Fund                           1               (227)         (226)
1   Van Eck VIP Emerging
    Markets Fund - Initial
    Class                                1,894             (3,629)       (1,735)
1   Van Eck VIP Global
    Hard Assets Fund -
    Initial Class                          854             (1,562)         (708)
5   Vanguard VIF Total
    Bond Market Index
    Portfolio                                -            (14,380)      (14,380)

                                  VA II - 35

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 6 - SUMMARY OF CHANGES IN UNITS - CONTINUED



Summary of Changes in Units for the year ended December 31, 2010.

                            Accumulation Units Accumulation Units  Net Increase
Sub-accounts                      Issued            Redeemed        (Decrease)
--------------------------------------------------------------------------------
1   AllianceBernstein
    Balanced Wealth
    Strategy Portfolio -
    Class A                              2,352             (8,714)       (6,362)
2   AllianceBernstein
    Balanced Wealth
    Strategy Portfolio -
    Class A                                485               (447)           38
3   AllianceBernstein
    Global Thematic Growth
    Portfolio - Class A                  5,338            (11,886)       (6,548)
6   AllianceBernstein
    Global Thematic Growth
    Portfolio - Class A                  5,237            (10,222)       (4,985)
3   AllianceBernstein
    Growth and Income
    Portfolio - Class A                  5,088            (12,864)       (7,776)
5   AllianceBernstein
    Growth and Income
    Portfolio - Class A                      -               (339)         (339)
3   AllianceBernstein
    Growth Portfolio -
    Class A                              8,153            (17,236)       (9,083)
1   AllianceBernstein
    Intermediate Bond
    Portfolio - Class A                    930               (454)          476
1   AllianceBernstein
    Large Cap Growth
    Portfolio - Class A                  3,154             (5,259)       (2,105)
2   AllianceBernstein
    Large Cap Growth
    Portfolio - Class A                    236               (218)           18
6   AllianceBernstein
    Large Cap Growth
    Portfolio - Class A                  6,612             (4,181)        2,431
2   AllianceBernstein
    Money Market Portfolio
    - Class A                           27,422            (17,112)       10,310
2   AllianceBernstein Real
    Estate Investment
    Portfolio - Class A                      -                (18)          (18)
6   AllianceBernstein Real
    Estate Investment
    Portfolio - Class A                  2,108             (2,141)          (33)
1   AllianceBernstein
    Small Cap Growth
    Portfolio - Class A                  2,286             (4,731)       (2,445)
6   American Century VP
    Capital Appreciation
    Fund - Class I                      10,299             (2,832)        7,467
6   American Century VP
    Income & Growth Fund -
    Class I                              1,892             (3,548)       (1,656)
4   Anchor Series Trust
    Asset Allocation
    Portfolio - Class 1                  1,428             (4,446)       (3,018)
4   Anchor Series Trust
    Capital Appreciation
    Portfolio - Class 1                 11,995            (20,548)       (8,553)
6   Anchor Series Trust
    Capital Appreciation
    Portfolio - Class 1                  5,646             (8,373)       (2,727)
4   Anchor Series Trust
    Government and Quality
    Bond Portfolio - Class
    1                                    5,742            (11,282)       (5,540)
4   Anchor Series Trust
    Growth Portfolio -
    Class 1                              7,737             (8,670)         (933)
6   Anchor Series Trust
    Growth Portfolio -
    Class 1                              2,802             (8,463)       (5,661)
4   Anchor Series Trust
    Natural Resources
    Portfolio - Class 1                  1,774             (2,862)       (1,088)
6   Anchor Series Trust
    Natural Resources
    Portfolio - Class 1                  2,074             (1,791)          283
5   BlackRock Basic Value
    V.I. Fund - Class I                      -               (386)         (386)
1   Dreyfus Stock Index
    Fund, Inc. - Initial
    Shares                              12,851            (19,032)       (6,181)
6   Dreyfus Stock Index
    Fund, Inc. - Initial
    Shares                               7,324             (9,348)       (2,024)
1   Fidelity VIP Asset
    Manager Portfolio -
    Initial Class                        2,668             (5,622)       (2,954)
6   Fidelity VIP Asset
    Manager Portfolio -
    Initial Class                        4,566             (3,878)          688
1   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                        8,528             (8,230)          298
5   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                            1               (454)         (453)
5   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                            -           (105,688)     (105,688)
5   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                      108,964            (74,246)       34,718
6   Fidelity VIP
    Contrafund Portfolio -
    Initial Class                        4,291            (12,415)       (8,124)
1   Fidelity VIP Growth
    Portfolio - Initial
    Class                               14,234            (16,469)       (2,235)
6   Fidelity VIP Growth
    Portfolio - Initial
    Class                                5,346            (10,365)       (5,019)
1   Fidelity VIP High
    Income Portfolio -
    Initial Class                        1,646             (6,833)       (5,187)
6   Fidelity VIP High
    Income Portfolio -
    Initial Class                        1,178             (2,453)       (1,275)
5   Fidelity VIP Index 500
    Portfolio - Initial
    Class                                    1               (250)         (249)
5   Fidelity VIP Index 500
    Portfolio - Initial
    Class                                    -                  -             -
1   Fidelity VIP
    Investment Grade Bond
    Portfolio - Initial
    Class                                1,578            (10,807)       (9,229)
6   Fidelity VIP
    Investment Grade Bond
    Portfolio - Initial
    Class                                1,330             (2,357)       (1,027)
1   Fidelity VIP Money
    Market Portfolio -
    Initial Class                       14,910            (13,525)        1,385
6   Fidelity VIP Money
    Market Portfolio -
    Initial Class                       44,742            (24,748)       19,994
1   Fidelity VIP Overseas
    Portfolio - Initial
    Class                                1,905             (7,251)       (5,346)
5   Franklin Templeton
    Templeton Foreign
    Securities Fund -
    Class 2                                  -               (418)         (418)
6   Franklin Templeton
    Templeton Global Asset
    Allocation Fund -
    Class 1                                293            (28,444)      (28,151)
1   Invesco V.I. Capital
    Appreciation Fund -
    Series I                             3,701             (4,422)         (721)
6   Invesco V.I. Capital
    Appreciation Fund -
    Series I                             2,863             (3,504)         (641)
1   Invesco V.I.
    International Growth
    Fund - Series I                      2,305             (6,452)       (4,147)
6   Invesco V.I.
    International Growth
    Fund - Series I                      4,333             (3,322)        1,011

                                  VA II - 36

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 6 - SUMMARY OF CHANGES IN UNITS - CONTINUED


Summary of Changes in Units for the year ended December 31, 2010.

                            Accumulation Units Accumulation Units  Net Increase
Sub-accounts                      Issued            Redeemed        (Decrease)
--------------------------------------------------------------------------------
6   JPMorgan Insurance
    Trust Core Bond
    Portfolio - Class 1                  1,063             (2,790)       (1,727)
6   JPMorgan Insurance
    Trust U.S. Equity
    Portfolio - Class 1                    568             (1,139)         (571)
6   Neuberger Berman AMT
    Partners Portfolio -
    Class I                              1,977             (2,027)          (50)
6   Neuberger Berman AMT
    Short Duration Bond
    Portfolio - Class I                    506             (1,268)         (762)
6   Oppenheimer Global
    Securities Fund/VA -
    Non-Service Shares                   3,245             (7,354)       (4,109)
6   Oppenheimer Main
    Street Fund/VA -
    Non-Service Shares                   4,387            (16,539)      (12,152)
5   PIMCO VIT Real Return
    Portfolio -
    Administrative Class                     -            (34,229)      (34,229)
5   PIMCO VIT Real Return
    Portfolio -
    Administrative Class                     -             (3,604)       (3,604)
5   PIMCO VIT Real Return
    Portfolio -
    Administrative Class                34,888            (23,772)       11,116
5   PIMCO VIT Total Return
    Portfolio -
    Administrative Class                     -               (370)         (370)
4   SunAmerica Aggressive
    Growth Portfolio -
    Class 1                             19,684            (20,764)       (1,080)
6   SunAmerica Aggressive
    Growth Portfolio -
    Class 1                              4,885             (7,826)       (2,941)
4   SunAmerica Alliance
    Growth Portfolio -
    Class 1                             43,878            (59,964)      (16,086)
6   SunAmerica Alliance
    Growth Portfolio -
    Class 1                              5,435             (6,695)       (1,260)
4   SunAmerica Balanced
    Portfolio - Class 1                  5,480            (16,566)      (11,086)
6   SunAmerica Balanced
    Portfolio - Class 1                  3,104             (7,996)       (4,892)
4   SunAmerica Blue Chip
    Growth Portfolio -
    Class 1                              1,021               (403)          618
4   SunAmerica Capital
    Growth Portfolio -
    Class 1                                546             (2,145)       (1,599)
4   SunAmerica Cash
    Management Portfolio -
    Class 1                             13,330            (93,655)      (80,325)
4   SunAmerica Corporate
    Bond Portfolio - Class
    1                                    1,557             (4,907)       (3,350)
4   SunAmerica Davis
    Venture Value
    Portfolio - Class 1                 11,841            (15,453)       (3,612)
4   SunAmerica "Dogs" of
    Wall Street Portfolio
    - Class 1                            1,841               (745)        1,096
4   SunAmerica Emerging
    Markets Portfolio -
    Class 1                              3,469             (5,507)       (2,038)
4   SunAmerica Equity
    Opportunities
    Portfolio - Class 1                  3,351             (3,664)         (313)
4   SunAmerica Fundamental
    Growth Portfolio -
    Class 1                             13,842            (21,901)       (8,059)
4   SunAmerica Global Bond
    Portfolio - Class 1                  2,039             (2,639)         (600)
6   SunAmerica Global Bond
    Portfolio - Class 1                  1,284             (1,466)         (182)
4   SunAmerica Global
    Equities Portfolio -
    Class 1                              4,904             (6,532)       (1,628)
4   SunAmerica Growth
    Opportunities
    Portfolio - Class 1                  3,848               (558)        3,290
4   SunAmerica
    Growth-Income
    Portfolio - Class 1                 18,603            (17,487)        1,116
6   SunAmerica
    Growth-Income
    Portfolio - Class 1                 15,024             (8,823)        6,201
4   SunAmerica High-Yield
    Bond Portfolio - Class
    1                                      903             (3,597)       (2,694)
4   SunAmerica
    International
    Diversified Equities
    Portfolio - Class 1                  7,557            (11,446)       (3,889)
4   SunAmerica
    International Growth
    and Income Portfolio -
    Class 1                              7,412            (13,856)       (6,444)
6   SunAmerica Marsico
    Focused Growth
    Portfolio - Class 1                  3,792             (6,449)       (2,657)
4   SunAmerica MFS
    Massachusetts
    Investors Trust
    Portfolio - Class 1                  4,419             (8,757)       (4,338)
4   SunAmerica MFS Total
    Return Portfolio -
    Class 1                              8,588            (18,372)       (9,784)
4   SunAmerica Mid-Cap
    Growth Portfolio -
    Class 1                             21,065            (17,554)        3,511
6   SunAmerica Mid-Cap
    Growth Portfolio -
    Class 1                             11,857            (14,770)       (2,913)
4   SunAmerica Real Estate
    Portfolio - Class 1                  4,625             (2,001)        2,624
4   SunAmerica Technology
    Portfolio - Class 1                  5,627             (3,447)        2,180
4   SunAmerica Telecom
    Utility Portfolio -
    Class 1                              2,640             (1,856)          784
4   SunAmerica Total
    Return Bond Portfolio
    - Class 1                            2,418               (660)        1,758
5   UIF Mid Cap Growth
    Portfolio - Class I
    Shares                                   -            (47,743)      (47,743)
5   UIF Mid Cap Growth
    Portfolio - Class I
    Shares                              50,308            (34,279)       16,029
5   VALIC Company I
    International Equities
    Fund                                     -           (255,778)     (255,778)
5   VALIC Company I
    International Equities
    Fund                                     -               (746)         (746)
5   VALIC Company I
    International Equities
    Fund                               278,696           (189,899)       88,797
5   VALIC Company I Small
    Cap Index Fund                           -            (47,053)      (47,053)
5   VALIC Company I Small
    Cap Index Fund                           -               (559)         (559)
5   VALIC Company I Small
    Cap Index Fund                      44,227            (30,136)       14,091
1   Van Eck VIP Emerging
    Markets Fund - Initial
    Class                                2,541             (1,817)          724

                                  VA II - 37

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 6 - SUMMARY OF CHANGES IN UNITS - CONTINUED

Summary of Changes in Units for the year ended December 31, 2010.

                            Accumulation Units Accumulation Units  Net Increase
Sub-accounts                      Issued            Redeemed        (Decrease)
--------------------------------------------------------------------------------
1   Van Eck VIP Global
    Hard Assets Fund -
    Initial Class                          470             (6,117)       (5,647)
5   Vanguard VIF Total
    Bond Market Index
    Portfolio                                -               (275)         (275)

Footnotes
 1 Variable Universal Life Policy product.
 2 Gallery Life product.
 3 Variable Universal Life Policy product or Gallery Life product. 4 Polaris product or Polaris Survivorship product.
 5 Executive Advantage product.
 6 Gemstone Life product.

                                  VA II - 38

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE 7 - FINANCIAL HIGHLIGHTS

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                          At December 31                                For the year ended December 31
                ----------------------------------   --------------------------------------------------------------------
                                                         Investment Income
                          Unit Value                          Ratio               Expense Ratio             Total Return
                 Units  Lowest to Highest Net Assets Lowest to Highest /(1)/  Lowest to Highest/(2)/  Lowest to Highest/(3)/
-------------------------------------------------    --------------------------------------------------------------------
AllianceBernstein Balanced Shares Portfolio -
  Class A /(6)/
-------------------------------------------------
2008                  - $    -            $        -  8.44%    to     9.15%   0.90%                   -15.98%
2007             18,817  13.92  to  19.13    262,373  2.54%    to     2.76%   0.90%                     2.12%
AllianceBernstein Balanced Wealth Strategy
  Portfolio - Class A /(6)/
-------------------------------------------------
2011             19,970 $10.76            $  214,804  2.44%                   0.90%                    -3.68%
2010             20,096  11.17               224,414  2.76%    to    29.72%   0.90%                     9.62%
2009             26,420  10.19               269,135  0.77%    to     1.22%   0.90%                    23.76%
2008             17,357   8.23               142,865  0.00%                   0.90%                   -17.69%
AllianceBernstein Global Bond Portfolio - Class A
  /(5)/
-------------------------------------------------
2008                  - $    -            $        - 22.27%                   0.90%                     5.10%
2007              3,433  15.13                51,944  2.96%                   0.90%                     9.36%
AllianceBernstein Global Thematic Growth Portfolio
  - Class A
-------------------------------------------------
2011            103,616 $ 5.83  to  14.26 $1,072,533  0.60%                   0.75%    to     0.90%   -23.92%   to   -23.80%
2010            109,722   7.65  to  18.74  1,511,100  1.53%                   0.75%    to     0.90%    17.87%   to    18.05%
2009            121,255   6.48  to  15.90  1,417,960  0.00%                   0.75%    to     0.90%    52.11%   to    52.34%
2008            131,585   4.25  to  10.45  1,026,747  0.00%                   0.75%    to     0.90%   -47.84%   to   -47.76%
2007            135,857   8.14  to  20.04  2,085,235  0.00%                   0.75%    to     0.90%    19.12%   to    19.29%
AllianceBernstein Growth and Income Portfolio -
  Class A
-------------------------------------------------
2011             45,992 $10.76  to  29.87 $1,373,571  1.44%                   0.20%    to     0.90%     5.37%   to     6.10%
2010             68,889  10.14  to  28.34  1,631,911  0.00%                   0.20%    to     0.90%    12.08%   to    12.87%
2009             77,004   8.99  to  25.29  1,654,602  3.79%    to     4.02%   0.20%    to     0.90%    19.74%   to    20.58%
2008             91,577   7.08  to  21.12  1,683,840  2.10%    to     2.90%   0.20%    to     0.90%   -41.14%   to   -40.72%
2007            126,262  11.98  to  35.88  3,526,488  1.56%    to     2.17%   0.20%    to     0.90%     4.17%   to     4.91%
AllianceBernstein Growth Portfolio - Class A
-------------------------------------------------
2011             71,793 $21.08            $1,513,334  0.00%                   0.90%                     0.34%
2010             77,730  21.01             1,633,002  0.26%                   0.90%                    14.03%
2009             86,813  18.42             1,599,456  0.00%                   0.90%                    32.04%
2008            104,344  13.95             1,455,971  0.00%                   0.90%                   -42.99%
2007            122,194  24.47             2,990,652  0.00%                   0.90%                    12.01%
AllianceBernstein High Yield Portfolio - Class
  A/ (5)/
-------------------------------------------------
2008                  - $    -            $        -  0.00%                   0.90%                    -0.79%
AllianceBernstein Intermediate Bond Portfolio -
  Class A /(5)/
-------------------------------------------------
2011              4,022 $12.56            $   50,522  4.87%                   0.90%                     5.68%
2010              4,407  11.89                52,382  5.27%                   0.90%                     8.22%
2009              3,931  10.98                43,169  3.46%                   0.90%                    17.45%
2008              4,855   9.35                45,397  0.00%                   0.90%                    -6.49%

                                  VA II - 39

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED


A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                         At December 31                               For the year ended December 31
                ---------------------------------   -------------------------------------------------------------------
                                                        Investment Income
                         Unit Value                         Ratio               Expense Ratio             Total Return
                Units  Lowest to Highest Net Assets Lowest to Highest/(1)/  Lowest to Highest/(2)/  Lowest to Highest/(3)/
------------------------------------------------    -------------------------------------------------------------------
AllianceBernstein Large Cap Growth Portfolio -
  Class A
------------------------------------------------
2011            73,460 $ 7.83  to  13.54 $  754,333 0.35%                   0.75%    to     0.90%    -3.91%   to    -3.77%
2010            77,944   8.14  to  14.09    821,747 0.44%    to     0.54%   0.75%    to     0.90%     9.11%   to     9.28%
2009            77,598   7.45  to  12.91    760,756 0.14%    to     0.15%   0.75%    to     0.90%    36.29%   to    36.49%
2008            84,958   5.46  to   9.47    623,471 0.00%                   0.75%    to     0.90%   -40.20%   to   -40.11%
2007            93,704   9.11  to  16.50  1,176,244 0.00%                   0.20%    to     0.90%    12.89%   to    13.69%
AllianceBernstein Money Market Portfolio - Class A
------------------------------------------------
2011            14,020 $12.54            $  175,790 0.01%                   0.90%                    -0.88%
2010            11,999  12.65               151,789 0.02%                   0.90%                    -0.89%
2009             1,689  12.76                21,559 0.25%                   0.90%                    -0.73%
2008             5,760  12.86                74,058 2.79%                   0.90%                     0.98%
2007             1,827  12.73                23,259 4.30%                   0.90%                     3.40%
AllianceBernstein Real Estate Investment
  Portfolio - Class A
------------------------------------------------
2011            20,278 $27.69  to  29.12 $  590,417 1.49%                   0.75%    to     0.90%     8.06%   to     8.22%
2010            21,607  25.63  to  26.90    581,316 0.72%    to     1.37%   0.75%    to     0.90%    25.21%   to    25.40%
2009            21,659  20.47  to  21.45    464,664 2.50%    to     3.02%   0.75%    to     0.90%    28.30%   to    28.49%
2008            25,177  15.95  to  16.70    420,331 1.90%    to     2.04%   0.75%    to     0.90%   -36.26%   to   -36.17%
2007            27,098  25.03  to  26.16    708,671 1.45%    to     1.56%   0.75%    to     0.90%   -15.30%   to   -15.17%
AllianceBernstein Small Cap Growth Portfolio -
  Class A
------------------------------------------------
2011            22,939 $16.51            $  378,816 0.00%                   0.90%                     3.53%
2010            21,734  15.95               346,683 0.00%                   0.90%                    35.68%
2009            24,179  11.76               284,273 0.00%                   0.90%                    40.49%
2008            29,187   8.37               244,260 0.00%                   0.90%                   -46.03%
2007            30,679  15.51               475,730 0.00%                   0.90%                    13.05%
AllianceBernstein Utility Income Portfolio -
  Class A /(10)/
------------------------------------------------
2009                 - $    -            $        - 8.66%                   0.75%                     8.93%
2008            21,061   9.74               205,197 3.16%                   0.75%                   -37.06%
2007            20,016  15.48               309,854 2.12%                   0.75%                    21.43%
American Century VP Capital Appreciation Fund -
  Class I
------------------------------------------------
2011            19,055 $13.05            $  248,725 0.00%                   0.75%                    -7.20%
2010            19,944  14.07               280,543 0.00%                   0.75%                    30.31%
2009            12,477  10.79               134,685 0.67%                   0.75%                    36.05%
2008            10,325   7.93                81,919 0.00%                   0.75%                   -46.59%
2007            12,961  14.85               192,530 0.00%                   0.75%                    44.71%
American Century VP Income & Growth Fund - Class I
------------------------------------------------
2011            13,892 $10.82            $  150,357 1.51%                   0.75%                     2.34%
2010            16,009  10.58               169,308 1.50%                   0.75%                    13.29%
2009            17,665   9.33               164,902 4.27%                   0.75%                    17.21%
2008            19,220   7.96               153,066 2.15%                   0.75%                   -35.08%
2007            23,079  12.27               283,091 1.95%                   0.75%                    -0.82%

                                  VA II - 40

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED


A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                          At December 31                               For the year ended December 31
                ----------------------------------   -------------------------------------------------------------------
                                                         Investment Income
                          Unit Value                         Ratio                  Expense Ratio             Total Return
                 Units  Lowest to Highest Net Assets Lowest to Highest/(1)/     Lowest to Highest/(2)/  Lowest to Highest/(3)/
-------------------------------------------------    -------------------------------------------------------------------
American Century VP International Fund - Class I
-------------------------------------------------
2011                  - $11.84  to  15.85 $        - 0.00%                      0.20%    to     0.65%   -12.61%   to   -12.22%
2010                  -  13.49  to  18.14          - 0.00%                      0.20%    to     0.65%    12.56%   to    13.07%
2009                  -  11.93  to  16.11          - 0.00%                      0.20%    to     0.65%    32.90%   to    33.50%
2008                  -   8.94  to  12.12          - 0.00%                      0.20%    to     0.65%   -45.18%   to   -44.93%
2007                  -  16.23  to  22.12          - 1.44%                      0.20%    to     0.65%    17.29%   to    17.82%
Anchor Series Trust Asset Allocation Portfolio -
  Class 1
-------------------------------------------------
2011             18,924 $15.99            $  302,672 2.73%                      0.75%                     0.17%
2010             19,730  15.97               315,007 2.53%                      0.75%                    13.01%
2009             22,748  14.13               321,399 3.48%                      0.75%                    21.39%
2008             40,448  11.64               470,794 3.42%                      0.75%                   -23.62%
2007             40,886  15.24               623,068 3.05%                      0.75%                     7.63%
Anchor Series Trust Capital Appreciation Portfolio
  - Class 1
-------------------------------------------------
2011            159,681 $12.67  to  17.14 $2,431,110 0.00%                      0.75%                    -7.74%
2010            179,654  13.73  to  18.58  2,978,623 0.12%                      0.75%                    21.82%
2009            190,935  11.27  to  15.25  2,606,372 0.00%                      0.75%                    35.74%
2008            245,353   8.30  to  11.24  2,514,877 0.00%                      0.75%                   -40.80%
2007            279,015  14.02  to  18.98  4,883,469 0.34%                      0.75%                    26.75%
Anchor Series Trust Government and Quality Bond
  Portfolio - Class 1
-------------------------------------------------
2011             29,913 $17.52            $  524,041 2.45%                      0.75%                     6.29%
2010             40,993  16.48               675,660 4.33%                      0.75%                     4.20%
2009             46,533  15.82               736,030 4.36%                      0.75%                     3.49%
2008             58,861  15.28               899,660 4.57%                      0.75%                     3.56%
2007             49,193  14.76               726,076 3.88%                      0.75%                     5.49%
Anchor Series Trust Growth Portfolio - Class 1
-------------------------------------------------
2011             79,944 $10.43  to  12.17 $  930,245 0.73%                      0.75%                    -6.95%
2010             88,416  11.21  to  13.08  1,110,645 0.66%                      0.75%                    13.29%
2009             95,010   9.89  to  11.55  1,047,098 0.95%                      0.75%                    37.36%
2008            133,591   7.20  to   8.41  1,084,015 0.79%                      0.75%                   -40.86%
2007            147,537  12.18  to  14.21  2,017,728 0.72%                      0.75%                     9.37%
Anchor Series Trust Natural Resources Portfolio -
  Class 1
-------------------------------------------------
2011             20,363 $35.51  to  44.83 $  826,142 0.72%                      0.75%                   -20.86%
2010             21,487  44.87  to  56.65  1,103,109 0.85%                      0.75%                    15.33%
2009             22,292  38.91  to  49.12    998,885 1.48%                      0.75%                    56.88%
2008             29,464  24.80  to  31.31    846,311 1.18%                      0.75%                   -50.17%
2007             30,812  49.77  to  62.83  1,746,629 1.11%                      0.75%                    39.15%
BlackRock Basic Value V.I. Fund - Class I
-------------------------------------------------
2011                  - $ 9.45            $        - 0.30%                      0.20%                    -2.64%
2010             19,913   9.71               193,266 1.59%                      0.20%                    12.58%
2009             20,299   8.62               175,001 2.05%                      0.20%                    30.88%
2008             20,700   6.59  to  10.05    136,361 2.43%                      0.20%    to     0.65%   -37.18%   to   -34.13%
2007             13,713  15.99               219,289 1.59%                      0.65%                     1.16%

                                  VA II - 41

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED


A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                          At December 31                               For the year ended December 31
                ----------------------------------   -------------------------------------------------------------------
                                                         Investment Income
                          Unit Value                         Ratio               Expense Ratio             Total Return
                 Units  Lowest to Highest Net Assets Lowest to Highest/(1)/  Lowest to Highest/(2)/  Lowest to Highest/(3)/
-------------------------------------------------    -------------------------------------------------------------------
Dreyfus Stock Index Fund, Inc. - Initial Shares
-------------------------------------------------
2011            180,429 $10.33  to  24.63 $3,304,407 1.85%                   0.75%    to     0.90%     0.97%   to     1.12%
2010            189,415  10.22  to  24.40  3,472,051 1.73%    to     1.76%   0.75%    to     0.90%    13.81%   to    13.98%
2009            197,620   8.96  to  21.44  3,200,300 1.90%    to     1.98%   0.75%    to     0.90%    25.20%   to    25.39%
2008            227,770   7.15  to  17.12  2,973,977 2.14%    to     2.21%   0.75%    to     0.90%   -37.71%   to   -37.61%
2007            248,195  11.46  to  27.49  5,333,695 1.66%    to     1.72%   0.75%    to     0.90%     4.31%   to     4.46%
Dreyfus VIF Small Company Stock Portfolio -
  Initial Shares /(4)/
-------------------------------------------------
2007                  - $    -            $        - 0.00%                   0.75%    to     0.90%     8.62%   to     8.67%
Fidelity VIP Asset Manager Portfolio - Initial
  Class
-------------------------------------------------
2011             52,446 $13.17  to  23.25 $  988,841 2.02%                   0.75%    to     0.90%    -3.43%   to    -3.29%
2010             53,852  13.62  to  24.08  1,060,825 1.66%                   0.75%    to     0.90%    13.24%   to    13.41%
2009             56,118  12.01  to  21.26    990,924 2.31%                   0.75%    to     0.90%    27.96%   to    28.15%
2008             60,288   9.37  to  16.62    849,376 2.69%                   0.75%    to     0.90%   -29.36%   to   -29.25%
2007             66,707  13.25  to  23.52  1,345,593 5.88%                   0.75%    to     0.90%    14.46%   to    14.64%
Fidelity VIP Contrafund Portfolio - Initial Class
-------------------------------------------------
2011            125,095 $10.38  to  21.61 $2,025,569 0.94%                   0.10%    to     0.90%    -3.40%   to    -2.62%
2010            160,022  10.66  to  22.37  2,605,291 0.84%    to     2.09%   0.10%    to     0.90%    16.17%   to    25.76%
2009            239,270   9.61  to  19.26  3,044,674 1.32%    to     1.47%   0.20%    to     0.90%    34.49%   to    35.44%
2008            236,440   7.11  to  14.32  2,309,457 1.00%    to     1.48%   0.20%    to     0.90%   -43.03%   to   -42.63%
2007            182,960  12.42  to  25.13  3,602,358 0.68%    to     0.95%   0.20%    to     0.90%    16.53%   to    17.36%
Fidelity VIP Growth Portfolio - Initial Class
-------------------------------------------------
2011            168,048 $ 8.74  to  21.89 $2,813,320 0.38%                   0.75%    to     0.90%    -0.69%   to    -0.54%
2010            172,435   8.79  to  22.04  2,904,751 0.27%                   0.75%    to     0.90%    23.06%   to    23.25%
2009            179,689   7.13  to  17.91  2,435,498 0.42%                   0.75%    to     0.90%    27.14%   to    27.33%
2008            196,670   5.60  to  14.09  2,148,511 0.84%                   0.75%    to     0.90%   -47.64%   to   -47.56%
2007            204,009  10.68  to  26.91  4,380,654 0.83%                   0.75%    to     0.90%    25.82%   to    26.01%
Fidelity VIP High Income Portfolio - Initial Class
-------------------------------------------------
2011             25,590 $17.42  to  18.04 $  456,123 6.80%                   0.75%    to     0.90%     3.10%   to     3.26%
2010             27,352  16.87  to  17.49    472,198 7.10%                   0.75%    to     0.90%    12.80%   to    12.97%
2009             33,813  14.93  to  15.51    517,843 8.08%                   0.75%    to     0.90%    42.67%   to    42.88%
2008             37,026  10.45  to  10.87    397,433 9.25%                   0.75%    to     0.90%   -25.66%   to   -25.55%
2007             39,841  14.04  to  14.62    574,892 8.04%                   0.75%    to     0.90%     1.86%   to     2.01%
Fidelity VIP Index 500 Portfolio - Initial Class
-------------------------------------------------
2011                  - $11.49            $        - 0.00%                   0.20%                     1.84%
2010             13,818  11.28  to  15.81    155,861 1.92%                   0.20%    to     0.65%    14.28%   to    14.79%
2009             14,068   9.83  to  13.83    138,231 2.46%                   0.20%    to     0.65%    25.79%   to    26.35%
2008             14,328   7.34  to  11.00    111,419 0.61%                   0.20%    to     0.65%   -37.41%   to   -37.12%
2007             80,631  11.71  to  17.57  1,004,086 4.13%                   0.20%    to     0.65%     4.75%   to     5.23%

                                  VA II - 42

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED


A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                          At December 31                               For the year ended December 31
                ----------------------------------   -------------------------------------------------------------------
                                                         Investment Income
                          Unit Value                         Ratio                  Expense Ratio             Total Return
                 Units  Lowest to Highest Net Assets Lowest to Highest/(1)/     Lowest to Highest/(2)/  Lowest to Highest/(3)/
-------------------------------------------------    -------------------------------------------------------------------
Fidelity VIP Investment Grade Bond Portfolio -
  Initial Class
-------------------------------------------------
2011             34,988 $17.42  to  22.89 $  730,922  3.19%                     0.75%    to     0.90%     6.37%   to     6.53%
2010             38,637  16.35  to  21.52    752,698  3.34%                     0.75%    to     0.90%     6.84%   to     7.00%
2009             48,893  15.28  to  20.14    905,771  8.69%                     0.75%    to     0.90%    14.69%   to    14.86%
2008             54,366  13.30  to  17.56    868,177  4.17%                     0.75%    to     0.90%    -4.12%   to    -3.97%
2007             56,889  13.85  to  18.32    949,487  4.09%                     0.75%    to     0.90%     3.41%   to     3.56%
Fidelity VIP Money Market Portfolio - Initial Class
-------------------------------------------------
2011            158,362 $11.80  to  14.97 $2,027,826  0.11%                     0.75%    to     0.90%    -0.79%   to    -0.64%
2010            179,856  11.87  to  15.09  2,341,236  0.18%                     0.75%    to     0.90%    -0.66%   to    -0.51%
2009            158,477  11.93  to  15.19  2,094,995  0.77%                     0.75%    to     0.90%    -0.18%   to    -0.03%
2008            177,442  11.94  to  15.21  2,375,847  3.02%                     0.75%    to     0.90%     2.10%   to     2.25%
2007            193,843  11.67  to  14.90  2,547,711  5.78%                     0.75%    to     0.90%     4.26%   to     4.42%
Fidelity VIP Overseas Portfolio - Initial Class
-------------------------------------------------
2011             15,981 $16.08            $  256,912  1.39%                     0.90%                   -17.91%
2010             18,345  19.58               359,238  1.19%                     0.90%                    12.10%
2009             23,691  17.47               413,830  1.80%                     0.90%                    25.40%
2008             32,797  13.93               456,874  2.65%                     0.90%                   -44.31%
2007             35,633  25.01               891,301  3.36%                     0.90%                    16.26%
Franklin Templeton Franklin Money Market Fund -
  Class 1/ (7)/
-------------------------------------------------
2008                  - $    -            $        -  2.44%                     0.45%                     0.90%
2007             25,178  10.62  to  10.75    267,311  5.79%                     0.20%    to     0.65%     3.83%   to     4.30%
Franklin Templeton Templeton Foreign Securities
  Fund - Class 2
-------------------------------------------------
2011                  - $ 8.45            $        -  3.36%                     0.20%                   -10.81%
2010             21,497   9.48               203,692  1.77%                     0.20%                     8.19%
2009             21,915   8.76               191,933  3.07%                     0.20%                    36.77%
2008             22,350   6.40  to  10.11    143,120  2.43%                     0.20%    to     0.65%   -40.76%   to   -35.96%
2007             14,304  17.07               244,106  1.98%                     0.65%                    14.71%
Franklin Templeton Templeton Global Asset
  Allocation Fund - Class 1 /(11)/
-------------------------------------------------
2010                  - $    -            $        - 11.22%                     0.75%                     3.74%
2009             28,151  15.85               446,108  8.90%                     0.75%                    21.30%
2008             28,845  13.06               376,848 11.00%                     0.75%                   -25.53%
2007             31,206  17.54               547,451 19.65%                     0.75%                     9.49%
Invesco V.I. Capital Appreciation Fund - Series I
-------------------------------------------------
2011             47,770 $ 6.92  to  10.03 $  417,913  0.16%                     0.75%    to     0.90%    -8.73%   to    -8.60%
2010             49,458   7.57  to  10.99    473,452  0.72%                     0.75%    to     0.90%    14.45%   to    14.63%
2009             50,821   6.61  to   9.60    424,617  0.62%                     0.75%    to     0.90%    19.99%   to    20.17%
2008             54,284   5.50  to   8.00    382,790  0.00%                     0.75%    to     0.90%   -43.01%   to   -42.92%
2007             60,658   9.63  to  14.04    752,584  0.00%                     0.75%    to     0.90%    11.00%   to    11.17%

                                  VA II - 43

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED


A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                         At December 31                               For the year ended December 31
                ---------------------------------   -------------------------------------------------------------------
                                                        Investment Income
                         Unit Value                         Ratio                  Expense Ratio             Total Return
                Units  Lowest to Highest Net Assets Lowest to Highest/(1)/     Lowest to Highest/(2)/  Lowest to Highest/(3)/
------------------------------------------------    -------------------------------------------------------------------
Invesco V.I. International Growth Fund - Series I
------------------------------------------------
2011            43,929 $14.34  to  17.85 $  719,412  1.67%                     0.75%    to     0.90%    -7.58%   to    -7.44%
2010            51,671  15.49  to  19.31    916,566  2.24%                     0.75%    to     0.90%    11.85%   to    12.02%
2009            54,806  13.83  to  17.27    876,613  1.41%                     0.75%    to     0.90%    34.03%   to    34.23%
2008            64,578  10.30  to  12.88    771,456  0.50%                     0.75%    to     0.90%   -40.92%   to   -40.83%
2007            78,045  17.41  to  21.80  1,590,198  0.44%                     0.75%    to     0.90%    13.69%   to    13.86%
Invesco Van Kampen V.I. Mid Cap Value Fund -
  Series I
------------------------------------------------
2011                 - $12.19            $        -  0.00%                     0.45%                     0.47%
2010                 -  12.13                     -  0.00%                     0.45%                    21.69%
2009                 -   9.97                     -  0.00%                     0.45%                    38.58%
2008                 -   7.19                     -  1.62%                     0.45%                   -41.55%
2007            23,060  12.31  to  22.65    283,772  1.15%                     0.20%    to     0.65%     7.14%   to     7.63%
JPMorgan Bond Portfolio/ (8)/
------------------------------------------------
2009                 - $    -            $        - 11.94%                     0.75%                    -1.64%
2008            11,176  10.77               120,362  9.07%                     0.75%                   -16.58%
2007            11,652  12.91               150,436  6.87%                     0.75%                     0.57%
JPMorgan Insurance Trust Core Bond Portfolio -
  Class 1 /(8)/
------------------------------------------------
2011             9,163 $12.23            $  112,059  4.69%                     0.75%                     6.66%
2010             8,451  11.47                96,894  3.47%                     0.75%                     8.42%
2009            10,178  10.58               107,642  0.00%                     0.75%                     5.76%
JPMorgan Insurance Trust U.S. Equity Portfolio -
  Class 1 /(9)/
------------------------------------------------
2011             7,784 $14.61            $  113,760  1.23%                     0.75%                    -2.60%
2010             7,780  15.00               116,745  0.84%                     0.75%                    12.73%
2009             8,351  13.31               111,158  0.00%                     0.75%                    33.11%
JPMorgan U.S. Large Cap Core Equity
  Portfolio /(9)/
------------------------------------------------
2009                 - $    -            $        -  4.97%                     0.75%                    -1.30%
2008            10,255   6.78                69,526  1.33%                     0.75%                   -34.47%
2007            10,766  10.35               111,387  1.04%                     0.75%                     0.90%
Neuberger Berman AMT Partners Portfolio - Class I
------------------------------------------------
2011            11,371 $12.05            $  136,989  0.00%                     0.75%                   -12.02%
2010            11,691  13.69               160,085  0.70%                     0.75%                    14.80%
2009            11,741  11.93               140,047  2.17%                     0.75%                    54.91%
2008            17,886   7.70               137,716  0.65%                     0.75%                   -52.75%
2007            17,450  16.30               284,355  0.72%                     0.75%                     8.51%
Neuberger Berman AMT Short Duration Bond
  Portfolio - Class I
------------------------------------------------
2011            10,151 $12.45            $  126,374  3.66%                     0.75%                    -0.46%
2010            11,833  12.51               147,986  5.17%                     0.75%                     4.50%
2009            12,595  11.97               150,745  8.65%                     0.75%                    12.48%
2008            10,881  10.64               115,782  4.56%                     0.75%                   -14.08%
2007            12,474  12.38               154,465  2.69%                     0.75%                     3.98%

                                  VA II - 44

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED


A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                           At December 31                                     For the year ended December 31
                ------------------------------------  -----------------------------------------------------------------------
                                                          Investment Income
                            Unit Value                         Ratio                Expense Ratio              Total Return
                 Units  Lowest to Highest Net Assets  Lowest to Highest /(1)/   Lowest to Highest /(2)/  Lowest to Highest /(3)/
---------------------------------------------------   -----------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA - Non-Service
  Shares
------------------------------------------------------
2011             39,404 $ 11.74           $   462,505 1.36%                     0.75%                     -8.97%
2010             43,014   12.89               554,648 1.42%                     0.75%                     15.10%
2009             47,123   11.20               527,921 2.22%                     0.75%                     38.73%
2008             53,478    8.08               431,867 1.53%                     0.75%                    -40.64%
2007             53,541   13.60               728,350 1.24%                     0.75%                      5.52%
Oppenheimer Main Street Fund/VA - Non-Service Shares
------------------------------------------------------
2011             38,139 $ 10.59           $   403,982 0.82%                     0.75%                     -0.76%
2010             38,615   10.67               412,157 1.15%                     0.75%                     15.24%
2009             50,767    9.26               470,198 1.87%                     0.75%                     27.33%
2008             57,343    7.27               417,120 1.62%                     0.75%                    -38.93%
2007             61,059   11.91               727,276 0.96%                     0.75%                      3.64%
PIMCO VIT Real Return Portfolio - Administrative
  Class
------------------------------------------------------
2011             10,937 $ 12.62 to  12.93 $   141,448 3.40%                     0.10%    to     0.20%     11.44%   to    11.55%
2010            189,442   11.32 to  13.19   2,148,148 1.44%                     0.10%    to     0.45%      2.89%   to     7.89%
2009            216,159   10.50 to  12.26   2,328,964 3.04%                     0.20%    to     0.45%     17.83%   to    18.12%
2008            213,380    8.89 to  11.07   1,937,932 3.69%                     0.20%    to     0.65%    -11.15%   to    -7.45%
2007            172,055   11.24 to  11.99   2,046,406 4.95%                     0.45%    to     0.65%      9.91%   to    10.13%
PIMCO VIT Total Return Portfolio - Administrative
  Class
------------------------------------------------------
2011                  - $ 12.83           $         - 3.19%                     0.20%                      3.40%
2010             19,517   12.41               242,256 2.45%                     0.20%                      7.89%
2009             19,887   11.50               228,797 5.27%                     0.20%                     13.81%
2008             20,272   10.11 to  12.13     204,927 4.78%                     0.20%    to     0.65%      1.09%   to     4.32%
2007             38,170   11.31 to  11.65     437,539 5.15%                     0.45%    to     0.65%      8.03%   to     8.25%
SunAmerica Aggressive Growth Portfolio - Class 1
------------------------------------------------------
2011            165,733 $  7.07 to   9.26 $ 1,449,380 0.00%                     0.75%                     -2.71%
2010            169,271    7.27 to   9.52   1,527,624 0.00%                     0.75%                     20.26%
2009            173,292    6.04 to   7.91   1,296,608 0.14%                     0.75%                     39.43%
2008            170,282    4.33 to   5.68     915,539 0.65%                     0.75%                    -52.99%
2007            184,839    9.22 to  12.07   2,114,418 0.63%                     0.75%                     -1.24%
SunAmerica Alliance Growth Portfolio - Class 1
------------------------------------------------------
2011            311,279 $  8.61 to   8.71 $ 2,706,174 0.50%                     0.75%                     -3.03%
2010            354,632    8.88 to   8.98   3,179,878 0.80%                     0.75%                      9.42%
2009            371,977    8.11 to   8.21   3,048,459 0.60%                     0.75%                     39.98%
2008            410,595    5.80 to   5.86   2,404,044 0.16%                     0.75%                    -41.18%
2007            456,661    9.86 to   9.97   4,546,600 0.05%                     0.75%                     13.74%
SunAmerica Balanced Portfolio - Class 1
------------------------------------------------------
2011             78,163 $ 10.35 to  10.84 $   834,869 1.84%                     0.75%                      1.51%
2010             78,436   10.20 to  10.68     825,287 1.81%                     0.75%                     11.00%
2009             94,413    9.19 to   9.62     895,056 3.00%                     0.75%                     23.10%
2008            128,726    7.46 to   7.81     994,589 3.34%                     0.75%                    -26.45%
2007            149,012   10.14 to  10.62   1,565,780 2.91%                     0.75%                      4.61%

                                  VA II - 45

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                   At December 31                                           For the year ended December 31
       --------------------------------------       -----------------------------------------------------------------------
                                                        Investment Income
                    Unit Value                               Ratio                Expense Ratio               Total Return
        Units  Lowest to Highest        Net Assets  Lowest to Highest /(1)/   Lowest to Highest /(2)/   Lowest to Highest /(3)/
--------------------------------------------        -----------------------------------------------------------------------
SunAmerica Blue Chip Growth Portfolio -
  Class 1
----------------------------------------------------
2011     6,682 $  6.31                  $    42,147 0.17%                     0.75%                      -6.29%
2010    11,921    6.73                       80,245 0.28%                     0.75%                      11.68%
2009    11,303    6.03                       68,128 0.29%                     0.75%                      35.82%
2008    15,760    4.44                       69,944 0.55%                     0.75%                     -39.46%
2007    21,873    7.33                      160,346 0.34%                     0.75%                      13.21%
SunAmerica Capital Growth Portfolio - Class 1
----------------------------------------------------
2011     4,033 $  7.45                  $    30,062 0.00%                     0.75%                      -2.05%
2010     4,020    7.61                       30,595 0.00%                     0.75%                       8.42%
2009     5,619    7.02                       39,446 0.00%                     0.75%                      42.42%
2008     9,895    4.93                       48,772 0.00%                     0.75%                     -45.57%
2007     7,118    9.06                       64,465 0.95%                     0.75%                      12.70%
SunAmerica Cash Management Portfolio - Class
  1
----------------------------------------------------
2011   130,453 $ 11.96                  $ 1,560,002 0.00%                     0.75%                      -1.02%
2010   115,026   12.08                    1,389,656 0.00%                     0.75%                      -0.98%
2009   195,351   12.20                    2,383,428 2.53%                     0.75%                      -0.70%
2008   198,311   12.29                    2,436,538 2.93%                     0.75%                       0.42%
2007   193,122   12.23                    2,362,757 3.88%                     0.75%                       3.72%
SunAmerica Corporate Bond Portfolio - Class 1
----------------------------------------------------
2011    18,021 $ 21.67                  $   390,563 6.90%                     0.75%                       5.62%
2010    16,751   20.52                      343,723 7.57%                     0.75%                      10.14%
2009    20,101   18.63                      374,483 6.92%                     0.75%                      29.99%
2008    15,476   14.33                      221,803 4.49%                     0.75%                      -8.47%
2007    18,613   15.66                      291,427 3.75%                     0.75%                       4.68%
SunAmerica Davis Venture Value Portfolio -
  Class 1
----------------------------------------------------
2011    72,926 $ 20.76                  $ 1,514,206 1.31%                     0.75%                      -4.94%
2010    80,926   21.84                    1,767,696 0.71%                     0.75%                      11.35%
2009    84,538   19.62                    1,658,434 1.42%                     0.75%                      32.51%
2008   116,856   14.80                    1,730,056 1.73%                     0.75%                     -38.62%
2007   139,771   24.12                    3,371,406 0.89%                     0.75%                       4.86%
SunAmerica "Dogs" of Wall Street Portfolio -
  Class 1
----------------------------------------------------
2011    16,499 $ 14.94                  $   246,490 2.28%                     0.75%                      11.84%
2010    16,220   13.36                      216,672 2.83%                     0.75%                      15.87%
2009    15,124   11.53                      174,353 3.99%                     0.75%                      19.25%
2008    21,755    9.67                      210,320 3.34%                     0.75%                     -27.14%
2007    26,790   13.27                      355,467 2.38%                     0.75%                      -2.67%
SunAmerica Emerging Markets Portfolio -
  Class 1
----------------------------------------------------
2011    36,557 $ 22.67                  $   828,755 0.60%                     0.75%                     -26.64%
2010    40,556   30.90                    1,253,273 1.34%                     0.75%                      17.63%
2009    42,594   26.27                    1,118,933 0.00%                     0.75%                      75.33%
2008    59,199   14.98                      886,971 1.79%                     0.75%                     -56.94%
2007    61,230   34.79                    2,130,462 1.99%                     0.75%                      40.32%

                                  VA II - 46

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                  At December 31                                     For the year ended December 31
       ------------------------------------  -----------------------------------------------------------------------
                                                 Investment Income
                   Unit Value                          Ratio               Expense Ratio               Total Return
        Units  Lowest to Highest Net Assets  Lowest to Highest /(1)/   Lowest to Highest /(2)/   Lowest to Highest /(3)/
------------------------------------------   -----------------------------------------------------------------------
SunAmerica Equity Opportunities Portfolio -
  Class 1
---------------------------------------------
2011    28,161 $ 11.54           $   325,016  0.58%                    0.75%                      -0.85%
2010    27,487   11.64               319,958  0.69%                    0.75%                      16.22%
2009    27,800   10.02               278,455  1.19%                    0.75%                      31.11%
2008    34,960    7.64               267,085  1.57%                    0.75%                     -38.93%
2007    34,314   12.51               429,288  1.75%                    0.75%                      -0.64%
SunAmerica Fundamental Growth Portfolio -
  Class 1
---------------------------------------------
2011    93,966 $  7.25           $   681,516  0.00%                    0.75%                      -6.19%
2010   107,513    7.73               831,183  0.00%                    0.75%                      16.13%
2009   115,572    6.66               769,354  0.00%                    0.75%                      34.96%
2008   131,731    4.93               649,762  0.00%                    0.75%                     -45.25%
2007   141,156    9.01             1,271,719  0.00%                    0.75%                      14.28%
SunAmerica Global Bond Portfolio - Class 1
---------------------------------------------
2011    27,259 $ 16.95 to  18.51 $   487,675  2.23%                    0.75%                       4.96%
2010    24,301   16.15 to  17.64     416,616  4.40%                    0.75%                       5.49%
2009    25,083   15.31 to  16.72     407,758  2.81%                    0.75%                       6.69%
2008    38,928   14.35 to  15.67     592,223  3.58%                    0.75%                       4.88%
2007    39,853   13.68 to  14.94     574,307  0.57%                    0.75%                      10.54%
SunAmerica Global Equities Portfolio -
  Class 1
---------------------------------------------
2011    42,486 $  9.56           $   405,958  0.99%                    0.75%                     -11.05%
2010    45,018   10.74               483,613  1.65%                    0.75%                      13.49%
2009    46,646    9.47               441,540  2.53%                    0.75%                      28.43%
2008    58,075    7.37               428,034  2.36%                    0.75%                     -43.81%
2007    58,621   13.12               769,002  1.23%                    0.75%                      11.03%
SunAmerica Growth Opportunities Portfolio -
  Class 1
---------------------------------------------
2011    17,012 $  5.95           $   101,146  0.00%                    0.75%                      -3.09%
2010    15,233    6.14                93,459  0.00%                    0.75%                      23.41%
2009    11,943    4.97                59,376  0.00%                    0.75%                      17.37%
2008    17,092    4.24                72,397  0.00%                    0.75%                     -36.36%
2007    21,342    6.66               142,042  0.00%                    0.75%                      20.65%
SunAmerica Growth-Income Portfolio - Class 1
---------------------------------------------
2011   182,086 $  9.55 to  10.29 $ 1,818,041  0.94%                    0.75%                       7.53%
2010   201,392    8.88 to   9.57   1,870,041  0.93%                    0.75%                      10.67%
2009   194,075    8.02 to   8.65   1,630,318  1.38%                    0.75%                      27.22%
2008   224,461    6.30 to   6.80   1,482,523  1.17%                    0.75%                     -43.33%
2007   247,908   11.13 to  12.00   2,895,990  0.95%                    0.75%                      10.28%
SunAmerica High-Yield Bond Portfolio -
  Class 1
---------------------------------------------
2011    13,465 $ 17.01           $   228,976  8.78%                    0.75%                       3.50%
2010    13,079   16.43               214,895 12.36%                    0.75%                      13.75%
2009    15,773   14.44               227,834  9.48%                    0.75%                      40.96%
2008    13,854   10.25               141,964 11.73%                    0.75%                     -32.66%
2007    14,869   15.22               226,263  7.32%                    0.75%                       0.62%

                                  VA II - 47

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                  At December 31                                     For the year ended December 31
       ------------------------------------  -----------------------------------------------------------------------
                                                 Investment Income
                   Unit Value                         Ratio                Expense Ratio               Total Return
        Units  Lowest to Highest Net Assets  Lowest to Highest /(1)/   Lowest to Highest /(2)/   Lowest to Highest /(3)/
------------------------------------------   -----------------------------------------------------------------------
SunAmerica International Diversified
  Equities Portfolio - Class 1
---------------------------------------------
2011    46,195 $  8.79           $   406,012 2.13%                     0.75%                     -15.24%
2010    53,907   10.37               559,000 3.56%                     0.75%                       7.69%
2009    57,796    9.63               556,550 1.21%                     0.75%                      28.18%
2008    75,503    7.51               567,220 3.52%                     0.75%                     -39.92%
2007    77,423   12.50               968,063 2.04%                     0.75%                      14.48%
SunAmerica International Growth and Income
  Portfolio - Class 1
---------------------------------------------
2011    54,049 $ 10.24           $   553,292 3.05%                     0.75%                     -14.44%
2010    60,338   11.96               721,882 3.78%                     0.75%                       6.30%
2009    66,782   11.25               751,624 0.00%                     0.75%                      26.80%
2008    73,158    8.88               649,356 2.74%                     0.75%                     -46.31%
2007    89,375   16.53             1,477,656 1.66%                     0.75%                       6.36%
SunAmerica Marsico Focused Growth Portfolio
  - Class 1
---------------------------------------------
2011    46,720 $ 12.52           $   584,998 0.33%                     0.75%                      -2.17%
2010    47,418   12.80               606,921 0.39%                     0.75%                      16.53%
2009    50,075   10.98               549,988 0.81%                     0.75%                      29.73%
2008    55,696    8.47               471,549 0.52%                     0.75%                     -41.26%
2007    57,506   14.41               828,903 0.21%                     0.75%                      12.80%
SunAmerica MFS Massachusetts Investors
  Trust Portfolio - Class 1
---------------------------------------------
2011    40,439 $ 10.79           $   436,244 0.70%                     0.75%                      -2.64%
2010    42,012   11.08               465,519 0.90%                     0.75%                      10.36%
2009    46,350   10.04               465,368 1.36%                     0.75%                      25.79%
2008    44,657    7.98               356,447 1.09%                     0.75%                     -32.94%
2007    52,625   11.90               626,413 1.12%                     0.75%                       9.74%
SunAmerica MFS Total Return Portfolio -
  Class 1
---------------------------------------------
2011    43,060 $ 16.47           $   709,219 2.63%                     0.75%                       1.17%
2010    48,558   16.28               790,561 3.18%                     0.75%                       9.22%
2009    58,342   14.91               869,682 3.54%                     0.75%                      17.59%
2008    73,915   12.68               936,964 3.38%                     0.75%                     -22.60%
2007    81,599   16.38             1,336,467 2.70%                     0.75%                       3.46%
SunAmerica Mid-Cap Growth Portfolio - Class
  1
---------------------------------------------
2011   218,790 $  6.80 to  11.23 $ 1,975,372 0.00%                     0.75%                      -6.63%
2010   241,594    7.29 to  12.02   2,340,092 0.00%                     0.75%                      24.52%
2009   240,995    5.85 to   9.66   1,862,425 0.00%                     0.75%                      41.36%
2008   281,282    4.14 to   6.83   1,582,403 0.00%                     0.75%                     -43.79%
2007   305,617    7.36 to  12.15   3,086,681 0.26%                     0.75%                      16.06%
SunAmerica Real Estate Portfolio - Class 1
---------------------------------------------
2011    17,238 $ 26.24           $   452,344 0.89%                     0.75%                       7.34%
2010    22,356   24.45               546,534 1.84%                     0.75%                      19.00%
2009    19,732   20.54               405,340 1.88%                     0.75%                      28.82%
2008    25,194   15.95               401,775 3.59%                     0.75%                     -44.32%
2007    29,385   28.64               841,550 1.46%                     0.75%                     -14.99%

                                  VA II - 48

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                  At December 31                                     For the year ended December 31
       ------------------------------------  -----------------------------------------------------------------------
                                                 Investment Income
                   Unit Value                        Ratio                Expense Ratio              Total Return
        Units  Lowest to Highest Net Assets  Lowest to Highest /(1)/  Lowest to Highest /(2)/  Lowest to Highest /(3)/
------------------------------------------   -----------------------------------------------------------------------
SunAmerica Technology Portfolio - Class 1
---------------------------------------------
2011    32,812 $  2.44           $    80,005 0.00%                    0.75%                     -6.09%
2010    44,101    2.60               114,501 0.00%                    0.75%                     19.37%
2009    41,921    2.17                91,178 0.00%                    0.75%                     49.28%
2008    65,192    1.46                94,982 0.00%                    0.75%                    -51.50%
2007    55,541    3.00               166,856 0.00%                    0.75%                     21.02%
SunAmerica Telecom Utility Portfolio -
  Class 1
---------------------------------------------
2011    30,494 $ 12.21           $   372,382 2.42%                    0.75%                      5.47%
2010    30,067   11.58               348,113 2.76%                    0.75%                     12.74%
2009    29,283   10.27               300,739 5.27%                    0.75%                     31.08%
2008    30,913    7.84               242,205 2.67%                    0.75%                    -37.91%
2007    27,255   12.62               343,922 2.83%                    0.75%                     20.00%
SunAmerica Total Return Bond Portfolio -
  Class 1
---------------------------------------------
2011    13,089 $ 21.40           $   280,104 2.08%                    0.75%                      5.57%
2010     4,717   20.27                95,609 1.92%                    0.75%                      5.55%
2009     2,959   19.20                56,833 1.66%                    0.75%                     10.76%
2008     4,195   17.34                72,733 3.19%                    0.75%                      4.29%
2007     5,333   16.63                88,672 5.56%                    0.75%                      4.75%
UIF Core Plus Fixed Income Portfolio -
  Class I Shares
---------------------------------------------
2011         - $ 12.20 to  13.50 $         - 0.00%                    0.20%    to     0.65%      4.96%   to      5.44%
2010         -   11.58 to  12.86           - 0.00%                    0.20%    to     0.65%      6.45%   to      6.93%
2009         -   10.83 to  12.08           - 0.00%                    0.20%    to     0.65%      8.93%   to      9.43%
2008         -    9.89 to  11.09           - 0.00%                    0.20%    to     0.65%    -10.79%   to    -10.38%
2007         -   11.04 to  12.43           - 9.34%                    0.20%    to     0.65%      4.77%   to      5.24%
UIF Mid Cap Growth Portfolio - Class I
  Shares
---------------------------------------------
2011    15,771 $ 11.93           $   188,220 0.35%                    0.10%                     -7.21%
2010    16,029   12.86 to  13.97     206,169 0.00%                    0.10%    to     0.45%     30.68%   to     31.72%
2009    47,743   10.60               506,282 0.00%                    0.45%                     56.95%
2008    43,869    6.76               296,394 0.64%                    0.45%                    -47.01%
2007    17,827   12.75               227,278 0.00%                    0.45%                     22.11%
VALIC Company I International Equities Fund
---------------------------------------------
2011    87,369 $  7.41 to   7.91 $   690,756 2.38%                    0.10%    to     0.20%    -13.27%   to    -13.19%
2010   128,202    8.55 to   9.58   1,145,480 0.41%                    0.10%    to     0.45%      7.98%   to     24.39%
2009   295,929    7.90 to   8.87   2,585,680 2.85%                    0.20%    to     0.45%     29.02%   to     29.34%
2008   248,541    6.10 to  11.81   1,677,157 5.02%                    0.20%    to     0.65%    -43.76%   to    -38.95%
2007    98,155   12.20 to  21.00   1,385,545 2.94%                    0.45%    to     0.65%      8.06%   to      8.28%
VALIC Company I Small Cap Index Fund
---------------------------------------------
2011    13,865 $ 10.58 to  10.73 $   148,728 0.49%                    0.10%    to     0.20%     -4.50%   to     -4.40%
2010    43,725   11.08 to  11.22     486,485 0.46%    to     1.32%    0.10%    to     0.45%     25.98%   to     30.13%
2009    77,246    8.77 to   8.79     678,593 1.77%                    0.20%    to     0.45%     27.65%   to     27.97%
2008    71,576    6.86 to  11.00     492,030 2.16%                    0.20%    to     0.65%    -34.90%   to    -31.44%
2007    36,738   10.56 to  16.89     510,636 1.42%                    0.45%    to     0.65%     -2.53%   to     -2.33%

                                  VA II - 49

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED

A summary of units outstanding, unit values, and net assets for the variable life policies and the investment income ratios, expense ratios (excluding expenses of the underlying Sub-accounts) and total returns for each of the five years in the period ended December 31, 2011 are as follows:

                 At December 31                                    For the year ended December 31
       ----------------------------------  -----------------------------------------------------------------------
                                               Investment Income
                  Unit Value                        Ratio                Expense Ratio              Total Return
       Units  Lowest to Highest Net Assets Lowest to Highest /(1)/   Lowest to Highest /(2)/  Lowest to Highest /(3)/
----------------------------------------   -----------------------------------------------------------------------
Van Eck VIP Emerging Markets Fund -
  Initial Class
-------------------------------------------
2011   13,425 $ 20.84           $ 279,778  1.13%                     0.90%                    -26.40%
2010   15,160   28.32             429,254  0.52%                     0.90%                     25.70%
2009   14,436   22.53             325,188  0.18%                     0.90%                    111.27%
2008   18,209   10.66             194,144  0.00%                     0.90%                    -65.10%
2007   21,582   30.55             659,252  0.48%                     0.90%                     36.38%
Van Eck VIP Global Hard Assets Fund -
  Initial Class
-------------------------------------------
2011    6,823 $ 36.71           $ 250,427  1.26%                     0.90%                    -17.20%
2010    7,531   44.33             333,860  0.42%                     0.90%                     28.08%
2009   13,178   34.61             456,095  0.28%                     0.90%                     56.12%
2008   17,599   22.17             390,151  0.36%                     0.90%                    -46.61%
2007   20,292   41.52             842,576  0.09%                     0.90%                     44.05%
Vanguard VIF Total Bond Market Index
  Portfolio
-------------------------------------------
2011        - $ 12.44           $       -  6.68%                     0.20%                      7.44%
2010   14,380   11.58             166,560  3.58%                     0.20%                      6.29%
2009   14,655   10.90             159,705  4.28%                     0.20%                      5.73%
2008   14,941   10.31 to  11.98   154,002  4.24%                     0.20%    to     0.65%      3.07%    to    4.55%
2007   12,980   11.46             148,788  3.94%                     0.65%                      6.29%

/(1)/ These amounts represent the dividends, excluding capital gain distributions from mutual funds, received by the Sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that result in direct reduction in the unit value. The recognition of investment income by the Sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the Sub-accounts invest. In 2011 these amounts represent the aggregate ratio of each underlying fund, rather than a range as presented in prior years.

/(2)/ These amounts represent the annualized policy expenses of the Account, consisting primarily of mortality and expense risk charges, for each year indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

/(3)/ These amounts represent the total return for the years indicated, including changes in the value of the underlying Sub-account, and reflect deductions for those expenses that result in a direct reduction to unit values. The total return does not include policy charges deducted directly from account values. For the years ended December 31, 2011, 2010, 2009, 2008, and 2007, a total return was calculated using the initial unit value for the Sub-account if the Sub-account became an available investment option during the year and the underlying Fund was not available at the beginning of the year.

/(4)/ Effective April 30, 2007, Dreyfus VIF Small Company Stock Portfolio -
      Initial Shares was closed and liquidated.

/(5)/ Effective April 25, 2008, AllianceBernstein Global Bond Portfolio - Class
      A and AllianceBernstein High Yield Portfolio - Class A were acquired by AllianceBernstein U.S. Government/High Grade Securities Portfolio - Class A, which subsequently changed its name to AllianceBernstein Intermediate Bond Portfolio - Class A.

/(6)/ Effective September 26, 2008, AllianceBernstein Balanced Shares - Class A was acquired by AllianceBernstein Balanced Wealth Strategy Portfolio - Class A.

/(7)/ Effective April 24, 2009, Franklin Templeton Franklin Money Market Fund -
      Class 1 was closed and liquidated.

/(8)/ Effective April 24, 2009, JPMorgan Bond Portfolio was acquired by
      JPMorgan Insurance Trust Core Bond Portfolio - Class 1.

                                  VA II - 50

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 7 - FINANCIAL HIGHLIGHTS - CONTINUED

/(9)/ Effective April 24, 2009, JPMorgan U.S. Large Cap Core Equity Portfolio was acquired by JPMorgan Insurance Trust Diversified Equity Portfolio - Class 1, which subsequently changed its name to JPMorgan Insurance Trust U.S. Equity Portfolio - Class 1.

/(10)/Effective September 25, 2009, AllianceBernstein Utility Income Portfolio
      - Class A was closed and liquidated.

/(11)/Effective April 30, 2010, Franklin Templeton Templeton Global Asset
      Allocation Fund - Class 1 was closed and liquidated.

                                  VA II - 51

AMERICAN GENERAL LIFE INSURANCE COMPANY OF DELAWARE
VARIABLE ACCOUNT II
NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 8 - OTHER MATTERS


The Company is a subsidiary of American International Group. Information on American International Group is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC").

                                  VA II - 52

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                              UNAUDITED PRO FORMA
                           CONDENSED FINANCIAL DATA
                            AS OF DECEMBER 31, 2011

On December 31, 2012, American General Life Insurance Company of Delaware ("AGD"), American General Assurance Company ("AGAC"), American General Life and Accident ("AGLA"), Western National Life Insurance Company ("WNL"), SunAmerica Annuity and Life Assurance Company ("SAAL") and SunAmerica Life Insurance Company ("SALIC") (collectively the "Merged Entities") will merge with and into American General Life Insurance Company ("AGL") (the "Merger"). AGL, AGD, AGLA and WNL are wholly-owned subsidiaries of AGC Life Insurance Company ("AGC Life"), AGAC and SALIC are wholly-owned subsidiaries of SunAmerica Financial Group, Inc. and SAAL is a wholly-owned subsidiary of SALIC. The ultimate parent of all entities is American International Group, Inc. ("AIG"). Also on
December 31, 2012, the ownership of The Variable Annuity Life Insurance Company ("VALIC") will be transferred from AGL to AGC Life. The primary purpose of the Merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth certain unaudited pro forma condensed financial data of AGL, and are based on the historical financial data prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") of AGL and the Merged Entities. The Unaudited Pro Forma Condensed Financial Statements of AGL have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining AGL's and the Merged Entities' results of operations as if AGL and the Merged Entities had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying Unaudited Pro Forma Condensed Financial Statements should be read in conjunction with the historical financial statements of AGL and the Merged Entities.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                                                December 31, 2011
                                                         ----------------------------------------------------------------------
                                                                                                                   VALIC
                                                           AGL      AGD    AGAC    AGLA     WNL     SALIC   Deconsolidation (a)
                                                         -------- ------  -----  -------  -------  -------  -------------------
                                                                                         (In Millions, except share data)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................ $ 67,802 $6,329  $ 148  $ 8,650  $41,327  $ 9,726       $(34,328)
 Fixed maturity securities, trading, at fair value......      509     52     --       58      460      150           (276)
 Hybrid securities, at fair value.......................       25     22     --        9      131       24            (25)
 Equity securities, available for sale, at fair
   value................................................       69     11      5       22       61       34            (47)
 Mortgage and other loans receivable....................    6,282    454     --      956    2,695    1,951         (3,912)
 Policy loans...........................................    1,718    235     --      417       32      140           (901)
 Investment real estate.................................      166     18     --        6      119      103            (88)
 Partnerships and other invested assets.................    3,418    157      1      247    2,460    2,662         (2,183)
 Aircraft...............................................      540     --     --       --      555       --             --
 Short-term investments.................................      622     98      9       62      532    2,058           (287)
 Derivative assets, at fair value.......................       64      1     --       --       33      603            (29)
                                                         -------- ------  -----  -------  -------  -------       --------
Total investments.......................................   81,215  7,377    163   10,427   48,405   17,451        (42,076)
Cash....................................................      144      2     --       18       11      365           (136)
Restricted cash.........................................       44     --     --       --       49        2             --
Reinsurance receivables.................................    1,084     81     40       63       --      574             --
Deferred policy acquisition costs and value of
  business acquired.....................................    5,163    108     --      628    1,239      434         (1,736)
Deferred sales inducements..............................      221     --     --       --      380      117           (178)
Income taxes receivable.................................       --     --      1       --       70       --             --
Deferred tax asset......................................       --     --     --       --       --      422             --
Other assets............................................    1,271     88     20      228      469      502           (329)
Separate account assets, at fair value..................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL ASSETS                                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits................................. $ 16,726 $3,024  $  90  $ 4,558  $ 2,992  $   772       $    (23)
 Policyholder contract deposits.........................   50,253  3,434      1    3,128   40,040   13,795        (36,205)
 Policy claims and benefits payable.....................      483    100     14      211        3       11             --
 Other policyholders' funds.............................    1,905     29      5       86       --        1             --
 Income taxes payable...................................    2,540     33     --       12       --      153           (148)
 Deferred income taxes payable..........................       --     --     (8)     467      313       --           (884)
 Derivative liabilities, at fair value..................       39      5     --        2       --      698            (27)
 Other liabilities......................................    1,163     63      9      139      762    1,014           (225)
 Separate account liabilities...........................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES                                          99,170  8,862    111    8,603   44,170   37,483        (61,743)
                                                         -------- ------  -----  -------  -------  -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        1     --     --       --       --       --             --
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................        6      5      3       79        3        6             --
 Additional paid-in capital.............................   12,896  1,005    223    3,358   11,940    4,854         (6,248)
 Retained earnings (Accumulated deficit)................       --   (236)  (119)  (1,324)  (6,326)  (1,532)           504
 Accumulated other comprehensive income.................    3,026    194      6      648      757       95         (1,096)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                             15,929    968    113    2,761    6,374    3,423         (6,840)
                                                         -------- ------  -----  -------  -------  -------       --------
NONCONTROLLING INTERESTS                                      104     --     --       --      139       --           (103)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL EQUITY                                               16,033    968    113    2,761    6,513    3,423         (6,943)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES AND EQUITY                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========

                                                         -------------------------
                                                           Pro Forma     Pro Forma
                                                          Adjustments    Combined
                                                         -----------     ---------

ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................   $   (69)(c)   $ 99,585
 Fixed maturity securities, trading, at fair value......        --            953
 Hybrid securities, at fair value.......................        --            186
 Equity securities, available for sale, at fair
   value................................................        --            155
 Mortgage and other loans receivable....................        --          8,426
 Policy loans...........................................         1(c)       1,642
 Investment real estate.................................        (1)(c)        323
 Partnerships and other invested assets.................       (26)(c)      6,736
 Aircraft...............................................        --          1,095
 Short-term investments.................................        --          3,094
 Derivative assets, at fair value.......................        --            672
                                                           -------       --------
Total investments.......................................       (95)       122,867
Cash....................................................        --            404
Restricted cash.........................................        --             95
Reinsurance receivables.................................        --          1,842
Deferred policy acquisition costs and value of
  business acquired.....................................      (741)(b)      5,095
Deferred sales inducements..............................        15(b)         555
Income taxes receivable.................................       (71)(c)         --
Deferred tax asset......................................      (422)(b,c)       --
Other assets............................................      (191)(c)      2,058
Separate account assets, at fair value..................        --         25,103
                                                           -------       --------
TOTAL ASSETS                                               $(1,505)      $158,019
                                                           =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits.................................   $     9(c)    $ 28,148
 Policyholder contract deposits.........................        (1)(c)     74,445
 Policy claims and benefits payable.....................        (1)(c)        821
 Other policyholders' funds.............................        --          2,026
 Income taxes payable...................................    (2,565)(c)         25
 Deferred income taxes payable..........................     1,819(b,c)     1,707
 Derivative liabilities, at fair value..................        --            717
 Other liabilities......................................       (15)(c)      2,910
 Separate account liabilities...........................        --         25,103
                                                           -------       --------
TOTAL LIABILITIES                                             (754)       135,902
                                                           -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        --              1
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................       (96)(c)          6
 Additional paid-in capital.............................      (778)(c)     27,250
 Retained earnings (Accumulated deficit)................        22(b,c)    (9,011)
 Accumulated other comprehensive income.................        81(b,c)     3,711
                                                           -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                                (771)        21,957
                                                           -------       --------
NONCONTROLLING INTERESTS                                        20(c)         160
                                                           -------       --------
TOTAL EQUITY                                                  (751)        22,117
                                                           -------       --------
TOTAL LIABILITIES AND EQUITY                               $(1,505)      $158,019
                                                           =======       ========

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS)

                                                                                For the year ended December 31, 2011
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,032  $112  $42  $  424  $   20  $  (14)       $    --
 Net investment income (loss)..........................  4,279   415   13     613   2,328     877         (2,164)
 Net realized investment gains (losses)................    396    31   --      44     (41)   (525)          (112)
 Insurance charges.....................................    895   108   --     286      20      64             (9)
 Other.................................................    778    37    2      (1)    111   1,465           (422)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,380   703   57   1,366   2,438   1,867         (2,707)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,561   373   24     616     301      95             (6)
 Interest credited on policyholder contract deposits...  1,856   150   --     132   1,426     468         (1,279)
 Amortization of deferred policy acquisition costs.....    608    12   --     115     378     232           (269)
 Amortization of deferred sales inducements............     23    --   --       3     126      64            (17)
 General and administrative expenses, net of deferrals.    517    76    7     194     146     644           (183)
 Commissions, net of deferrals.........................    159    28   17      71      16     541            (81)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,724   639   48   1,131   2,393   2,044         (1,835)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,656    64    9     235      45    (177)          (872)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................   (196)   22    4      35    (266)    100            153
 Deferred..............................................    198    53   (1)     16     (90)   (305)            30
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................      2    75    3      51    (356)   (205)           183
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,654   (11)   6     184     401      28         (1,055)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................    (29)   --   --      --     (21)     --             29
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,683  $(11) $ 6  $  184  $  422  $   28        $(1,084)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        ----------------------
                                                         Pro Forma   Pro Forma
                                                        Adjustments  Combined
                                                        -----------  ---------

REVENUES:
 Premiums and other considerations.....................    $ (1)(c)   $ 1,615
 Net investment income (loss)..........................      79(c)      6,440
 Net realized investment gains (losses)................     (11)(c)      (218)
 Insurance charges.....................................       1(c)      1,365
 Other.................................................      --         1,970
                                                           ----       -------
TOTAL REVENUES.........................................      68        11,172
                                                           ----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       1(c)      3,965
 Interest credited on policyholder contract deposits...       1(c)      2,754
 Amortization of deferred policy acquisition costs.....     (94)(b)       982
 Amortization of deferred sales inducements............       6(b)        205
 General and administrative expenses, net of deferrals.     127(b,c)    1,528
 Commissions, net of deferrals.........................       7(b,c)      758
                                                           ----       -------
TOTAL BENEFITS AND EXPENSES............................      48        10,192
                                                           ----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......      20           980

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................       1(c)       (147)
 Deferred..............................................     (18)(c)      (117)
                                                           ----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (17)         (264)
                                                           ----       -------
NET INCOME (LOSS)......................................      37         1,244

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................     (14)(c)       (35)
                                                           ----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $ 51       $ 1,279
                                                           ====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2010
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,029  $110  $58  $  438  $   14  $  (16)       $    --
 Net investment income (loss)..........................  4,589   485    9     692   2,604   1,081         (2,253)
 Net realized investment gains (losses)................   (170)   99    2      18      37    (596)           223
 Insurance charges.....................................    962   101   --     268      25      71            (11)
 Other.................................................    775    45    3       1     106   1,310           (380)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,185   840   72   1,417   2,786   1,850         (2,421)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,419   338   22     522      31       5             (7)
 Interest credited on policyholder contract deposits...  1,860   159   --     131   1,471     526         (1,271)
 Amortization of deferred policy acquisition costs.....    642     6    1     142     218     201           (102)
 Amortization of deferred sales inducements............     17    --   --       4      94      75             (8)
 General and administrative expenses, net of deferrals.    519    68   10     195     147     701           (167)
 Commissions, net of deferrals.........................    153    30   23      76      14     474            (79)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,610   601   56   1,070   1,975   1,982         (1,634)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,575   239   16     347     811    (132)          (787)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................    153    15    3     138     (75)   (109)          (141)
 Deferred..............................................   (561)  (79)   4     (72)   (341)   (386)           321
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................   (408)  (64)   7      66    (416)   (495)           180
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,983   303    9     281   1,227     363           (967)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      2    --   --      --      10      --             (2)
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,981  $303  $ 9  $  281  $1,217  $  363        $  (965)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        -----------------------
                                                         Pro Forma    Pro Forma
                                                        Adjustments   Combined
                                                        -----------   ---------

REVENUES:
 Premiums and other considerations.....................    $  (1)(c)   $ 1,632
 Net investment income (loss)..........................        6(c)      7,213
 Net realized investment gains (losses)................      (17)(c)      (404)
 Insurance charges.....................................       --         1,416
 Other.................................................       (1)(c)     1,859
                                                           -----       -------
TOTAL REVENUES.........................................      (13)       11,716
                                                           -----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       (1)(c)     3,329
 Interest credited on policyholder contract deposits...       (1)(c)     2,875
 Amortization of deferred policy acquisition costs.....     (116)(b)       992
 Amortization of deferred sales inducements............       (3)(b)       179
 General and administrative expenses, net of deferrals.      106(b,c)    1,579
 Commissions, net of deferrals.........................        8(b,c)      699
                                                           -----       -------
TOTAL BENEFITS AND EXPENSES............................       (7)        9,653
                                                           -----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       (6)        2,063

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................        1(c)        (15)
 Deferred..............................................        1(c)     (1,113)
                                                           -----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................        2        (1,128)
                                                           -----       -------
NET INCOME (LOSS)......................................       (8)        3,191

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       (3)(c)         7
                                                           -----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $  (5)      $ 3,184
                                                           =====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2009
                                                        -----------------------------------------------------------------
                                                                                                             VALIC
                                                          AGL     AGD  AGAC  AGLA     WNL     SALIC   Deconsolidation (a)
                                                        -------  ----  ---- ------  -------  -------  -------------------
                                                                                             (In Millions)
REVENUES:
 Premiums and other considerations..................... $ 1,038  $111  $67  $  463  $    12  $    (9)       $    --
 Net investment income (loss)..........................   3,841   484   11     621    2,520      866         (2,022)
 Net realized investment gains (losses)................  (1,258)  (30)  (2)    (80)  (1,094)    (463)           906
 Insurance charges.....................................   1,067    98   --     263       73       51             --
 Other.................................................     585    27    3       1      108    1,245           (341)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL REVENUES.........................................   5,273   690   79   1,268    1,619    1,690         (1,457)
                                                        -------  ----  ---  ------  -------  -------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................   2,210   361   20     528       18       64            (12)
 Interest credited on policyholder contract deposits...   1,843   160   --     128    1,529      758         (1,274)
 Amortization of deferred policy acquisition costs.....     517    15    2     120      314      464            (94)
 Amortization of deferred sales inducements............      13    --   --       3      108       25             (3)
 General and administrative expenses, net of deferrals.     535    72   11     203      184      695           (168)
 Commissions, net of deferrals.........................     150    23   30      71       22      472            (82)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL BENEFITS AND EXPENSES............................   5,268   631   63   1,053    2,175    2,478         (1,633)
                                                        -------  ----  ---  ------  -------  -------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       5    59   16     215     (556)    (788)           176

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (14)   57    4     120       (2)    (433)           (49) (c)
 Deferred..............................................     205   (83)  14      61      (63)   1,810            (27) (c)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     191   (26)  18     181      (65)   1,377            (76)
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS)......................................    (186)   85   (2)     34     (491)  (2,165)           252

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      (6)   --   --      --       (3)      --             --
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $  (180) $ 85  $(2) $   34  $  (488) $(2,165)       $   252
                                                        =======  ====  ===  ======  =======  =======        =======

                                                        ---------------------
                                                         Pro Forma  Pro Forma
                                                        Adjustments Combined
                                                        ----------- ---------

REVENUES:
 Premiums and other considerations.....................    $ --      $ 1,682
 Net investment income (loss)..........................      --        6,321
 Net realized investment gains (losses)................      (6)(c)   (2,027)
 Insurance charges.....................................      --        1,552
 Other.................................................      --        1,628
                                                           ----      -------
TOTAL REVENUES.........................................      (6)       9,156
                                                           ----      -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................      --        3,189
 Interest credited on policyholder contract deposits...      --        3,144
 Amortization of deferred policy acquisition costs.....      35(b)     1,373
 Amortization of deferred sales inducements............      --          146
 General and administrative expenses, net of deferrals.      --        1,532
 Commissions, net of deferrals.........................      --          686
                                                           ----      -------
TOTAL BENEFITS AND EXPENSES............................      35       10,070
                                                           ----      -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......     (41)        (914)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (13)(c)     (330)
 Deferred..............................................      --        1,917
                                                           ----      -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (13)       1,587
                                                           ----      -------
NET INCOME (LOSS)......................................     (28)      (2,501)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       2(c)        (7)
                                                           ----      -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $(30)     $(2,494)
                                                           ====      =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. GENERAL

The following notes set forth the assumptions used in preparing the Unaudited Pro Forma Condensed Financial Statements. The pro forma adjustments are based on estimates made by AGL's management using information currently available.

2. PRO FORMA ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Condensed Balance Sheet are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on total assets $(68,686) million; total liabilities $(61,743) million; equity $(6,943) million.

    (b)Deferred policy acquisition cost adjustments per the adoption of the Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") ASU 2010-26 on January 1, 2012. Impact on total assets $(467) million; total liabilities $5 million; equity $(472) million.

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust and Castle 2003-2 Trust consolidation / elimination adjustments to re-compute the controlling/noncontrolling interests from the deconsolidation of VALIC and merging of WNL.

       .  Intercompany elimination entries.

       . Common stock to additional paid in capital ("APIC") reclasses to cancel the common stock of the Merged Entities.

       .  Current and deferred tax asset / liability reclasses.

       . Impact of various consolidation adjustments on total assets $(1,038) million; total liabilities $(759) million; equity $(279) million.

The adjustments to the accompanying Unaudited Pro Forma Condensed Statements of Income (Loss) are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(872) million

           .  2010 - $(787) million

           .  2009 - $176 million

    (b)Deferred policy acquisition cost adjustments per the adoption of FASB ASU 2010-26 on January 1, 2012. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(48) million

           .  2010 - $3 million

           .  2009 - $(35) million

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust, Castle 2003-2 Trust and intercompany elimination adjustments. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $68 million

           .  2010 - $(9) million

           .  2009 - $(6) million

       .  Income tax expense (benefit) adjustments.

                     NATIONAL UNION FIRE INSURANCE COMPANY
                              OF PITTSBURGH, PA.

                               NAIC CODE: 19445

                     STATUTORY BASIS FINANCIAL STATEMENTS

                       DECEMBER 31, 2011, 2010 AND 2009

                     NATIONAL UNION FIRE INSURANCE COMPANY
                              OF PITTSBURGH, PA.

                     STATUTORY BASIS FINANCIAL STATEMENTS

                       DECEMBER 31, 2011, 2010 AND 2009

                               TABLE OF CONTENTS

Report of Independent Auditors.......................................................  2
Statements of Admitted Assets........................................................  3
Statements of Liabilities, Capital and Surplus.......................................  4
Statements of Operations and Changes in Capital and Surplus..........................  5
Statements of Cash Flow..............................................................  6
Note 1 - Organization and Summary of Significant Statutory Basis Accounting Policies.  7
Note 2 - Accounting Adjustments to Statutory Basis Financial Statements.............. 19
Note 3 - Investments................................................................. 24
Note 4 - Reserves for Losses and LAE................................................. 36
Note 5 - Related Party Transactions.................................................. 41
Note 6 - Reinsurance................................................................. 53
Note 7 - Deposit Accounting Assets and Liabilities................................... 57
Note 8 - Federal Income Taxes........................................................ 58
Note 9 - Pension Plans and Deferred Compensation Arrangements........................ 66
Note 10 - Capital and Surplus and Dividend Restrictions.............................. 70
Note 11 - Contingencies.............................................................. 72
Note 12 - Other Significant Matters.................................................. 85
Note 13 - Subsequent Events.......................................................... 87

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of National Union Fire Insurance Company of Pittsburgh, Pa.:

We have audited the accompanying statutory statements of admitted assets, liabilities, capital and surplus of National Union Fire Insurance Co. of Pittsburgh, Pa. (the Company) as of December 31, 2011 and 2010, and the related statutory statements of operations and changes in capital and surplus, and cash flow for each of the three years then ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for each of the three years then ended December 31, 2011.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years then ended December 31, 2011, on the basis of accounting described in Note 1.

As described in Note 2 to the financial statements, during 2009 the Company adopted SSAP No. 10R, INCOME TAXES - REVISED, A TEMPORARY REPLACEMENT TO SSAP NO. 10 and SSAP No. 43R--REVISED LOAN-BACKED AND STRUCTURED SECURITIES. The Company has reflected the effects of these adoptions within CHANGES IN ACCOUNTING PRINCIPLES on the Statements of Changes in Capital and Surplus.

/s/ PricewaterhouseCoopers LLP

April 25, 2012
New York, New York

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                         STATEMENTS OF ADMITTED ASSETS
                              STATUTORY BASIS AS
                         OF DECEMBER 31, 2011 AND 2010
                                (000'S OMITTED)



AS OF DECEMBER 31,                                                                                    2011         2010
------------------                                                                                -----------  -----------
Cash and invested assets:
   Bonds, primarily at amortized cost (fair value: 2011--$15,244,619; 2010--$14,120,892)......... $14,912,275  $13,919,307
   Stocks:.......................................................................................
   Common stocks, at fair value adjusted for non admitted assets (cost: 2011--$1,524,721; 2010--
     $1,495,718).................................................................................   6,911,789    6,511,306
   Preferred stocks, primarily at fair value (cost: 2011--$0; 2010--$217)........................          --          217
   Other invested assets (cost: 2011--$3,441,378; 2010--$2,655,674)..............................   3,938,581    3,238,585
   Derivatives...................................................................................       2,509           --
   Short-term investments, at amortized cost (approximates fair value)...........................     135,690    1,621,934
   Overdraft and cash equivalents................................................................    (137,545)    (134,915)
   Receivable for securities.....................................................................       3,639          565
                                                                                                  -----------  -----------
       TOTAL CASH AND INVESTED ASSETS............................................................  25,766,938   25,156,999
                                                                                                  -----------  -----------
Investment income due and accrued................................................................     155,112      180,797
Agents' balances or uncollected premiums:
   Premiums in course of collection..............................................................     458,922      377,660
   Premiums and installments booked but deferred and not yet due.................................     363,136      432,688
   Accrued retrospective premiums................................................................   1,453,867    1,528,069
Amounts billed and receivable from high deductible policies......................................      40,229       34,708
Reinsurance recoverable on loss payments.........................................................     378,204      416,132
Funds held by or deposited with reinsurers.......................................................      75,887       43,767
Federal income taxes recoverable from affiliates.................................................          --       34,361
Net deferred tax assets..........................................................................     873,540    1,000,337
Equities in underwriting pools and associations..................................................     281,764      575,123
Receivables from parent, subsidiaries and affiliates.............................................     167,165    2,026,969
Other admitted assets............................................................................     390,680      440,464
                                                                                                  -----------  -----------
       TOTAL ADMITTED ASSETS..................................................................... $30,405,444  $32,248,074
                                                                                                  ===========  ===========

               See Notes to Statutory Basis Financial Statements

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                STATEMENTS OF LIABILITIES, CAPITAL AND SURPLUS
                                STATUTORY BASIS
                       AS OF DECEMBER 31, 2011 AND 2010
                   (000'S OMITTED EXCEPT SHARE INFORMATION)


AS OF DECEMBER 31,                                                                                2011        2010
------------------                                                                             ----------- -----------
                                                     LIABILITIES

Reserves for losses and loss adjustment expenses.............................................. $12,342,958 $14,214,768
Unearned premium reserves.....................................................................   2,567,425   2,996,516
Commissions, premium taxes, and other expenses payable........................................     319,077     238,588
Reinsurance payable on paid loss and loss adjustment expenses.................................      87,857     163,698
Current federal taxes payable to parent.......................................................      61,853          --
Funds held by company under reinsurance treaties..............................................   1,031,053     139,264
Provision for reinsurance.....................................................................      77,539     101,251
Ceded reinsurance premiums payable, net of ceding commissions.................................     363,527     383,332
Collateral deposit liability..................................................................     384,576     431,011
Payable to parent, subsidiaries and affiliates................................................     180,971     367,961
Derivatives...................................................................................          --      11,263
Other liabilities.............................................................................     374,601     459,607
                                                                                               ----------- -----------
   TOTAL LIABILITIES..........................................................................  17,791,437  19,507,259
                                                                                               ----------- -----------
                                           CAPITAL AND SURPLUS

Common capital stock, $5.00 par value, 1,000,000 shares authorized, 895,750 shares issued and
  outstanding                                                                                        4,479       4,479
Capital in excess of par value................................................................   6,379,762   6,237,997
Unassigned surplus............................................................................   5,628,656   5,898,315
Special surplus tax--SSAP 10R.................................................................     600,868     599,502
Special surplus funds from retroactive reinsurance............................................         242         522
                                                                                               ----------- -----------
   TOTAL CAPITAL AND SURPLUS..................................................................  12,614,007  12,740,815
                                                                                               ----------- -----------
   TOTAL LIABILITIES, CAPITAL, AND SURPLUS.................................................... $30,405,444 $32,248,074
                                                                                               =========== ===========

               See Notes to Statutory Basis Financial Statements

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
          STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS
                                STATUTORY BASIS
             FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


FOR THE YEARS ENDED DECEMBER 31,                                                             2011         2010         2009
--------------------------------                                                         -----------  -----------  -----------
                                                  STATEMENTS OF OPERATIONS
Underwriting income:
 Premiums earned........................................................................ $ 5,195,920  $ 5,244,486  $ 6,071,466
                                                                                         -----------  -----------  -----------
Underwriting deductions:
 Losses incurred........................................................................   3,760,257    4,787,494    4,753,215
 Loss adjustment expenses incurred......................................................     600,635      921,320      774,866
 Other underwriting expenses incurred...................................................   1,312,793    1,392,409    1,439,581
                                                                                         -----------  -----------  -----------
Total underwriting deductions...........................................................   5,673,685    7,101,223    6,967,662
                                                                                         -----------  -----------  -----------
Net underwriting loss...................................................................    (477,765)  (1,856,737)    (896,196)
                                                                                         -----------  -----------  -----------
Investment income:
 Net investment income earned...........................................................     963,300    1,095,908    1,032,274
 Net realized capital gains (net of capital gains tax: 2011--$0; 2010--$17,767; 2009--
   $930,452)............................................................................     172,160        8,838      352,053
                                                                                         -----------  -----------  -----------
Net investment gain.....................................................................   1,135,460    1,104,746    1,384,327
                                                                                         -----------  -----------  -----------
Net (loss) gain from agents' or premium balances charged-off............................     (17,201)      21,847      (37,084)
Finance and service charges not included in premiums....................................          --           --        4,851
Other (expense) income..................................................................     (37,751)      41,388        7,951
                                                                                         -----------  -----------  -----------
INCOME (LOSS) AFTER CAPITAL GAINS TAXES AND BEFORE FEDERAL INCOME TAXES                      602,743     (688,756)     463,849
Federal income tax expense (benefit)....................................................       6,340       (3,590)    (377,136)
                                                                                         -----------  -----------  -----------
 NET INCOME (LOSS)...................................................................... $   596,403  $  (685,166) $   840,985
                                                                                         ===========  ===========  ===========
                                               CHANGES IN CAPITAL AND SURPLUS
Capital and surplus, as of December 31, previous year................................... $12,740,815  $12,658,360  $11,825,423
 Adjustment to beginning surplus........................................................    (372,990)     (50,874)    (126,308)
                                                                                         -----------  -----------  -----------
Capital and surplus, as of January 1,...................................................  12,367,825   12,607,486   11,699,115
 Changes in accounting principles (refer to Note 2).....................................
   Adoption of SSAP 10R.................................................................          --           --      242,874
   Cumulative effect of changes in accounting principles................................          --           --      (91,387)
 Other changes in capital and surplus:..................................................
   Net income...........................................................................     596,403     (685,166)     840,985
   Change in net unrealized capital gains (losses) (net of capital gains tax (benefit)
     expense: 2011--$(3,265); 2010--$63,042; 2009--$(20,011))...........................     390,040      428,758     (434,565)
   Change in net deferred income tax....................................................     170,542       35,165       38,269
   Change in non-admitted assets........................................................    (222,978)      79,498     (201,784)
   Change in SSAP 10R...................................................................       1,366      356,628           --
   Change in provision for reinsurance..................................................      23,712       (7,702)       7,298
   Capital contribution.................................................................     651,765      774,479    1,087,400
   Return of capital....................................................................    (510,000)          --           --
   Dividends to stockholder.............................................................    (861,346)    (889,961)    (537,000)
   Other surplus adjustments............................................................       6,678       45,874        2,933
   Foreign exchange translation.........................................................          --       (4,244)       4,222
                                                                                         -----------  -----------  -----------
 Total changes in capital and surplus...................................................     246,182      133,329      959,245
                                                                                         -----------  -----------  -----------
CAPITAL AND SURPLUS, AS OF DECEMBER 31,                                                  $12,614,007  $12,740,815  $12,658,360
                                                                                         ===========  ===========  ===========

               See Notes to Statutory Basis Financial Statements

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                            STATEMENTS OF CASH FLOW
                                STATUTORY BASIS
             FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


FOR THE YEARS ENDED DECEMBER 31,                                                2011         2010         2009
--------------------------------                                            -----------  -----------  -----------
                                              CASH FROM OPERATIONS
Premiums collected, net of reinsurance..................................... $ 4,827,538  $ 4,985,853  $ 6,012,704
Net investment income......................................................     978,098    1,117,172      879,604
Miscellaneous (expense) income.............................................     (59,138)      18,885      (22,990)
                                                                            -----------  -----------  -----------
   SUB-TOTAL...............................................................   5,746,498    6,121,910    6,869,318
Benefit and loss related payments..........................................   3,805,224    4,307,011    4,612,122
Payment to an affiliate under the asbestos loss portfolio transfer.........     827,363           --           --
Commission and other expense paid..........................................   2,003,194    2,142,679    2,300,255
Dividends paid to policyholders............................................          --           --          246
Federal and foreign income taxes recovered.................................     (35,348)    (140,897)     (43,319)
                                                                            -----------  -----------  -----------
   NET CASH (USED IN) PROVIDED FROM OPERATIONS.............................    (853,935)    (186,883)          14
                                                                            -----------  -----------  -----------
                                              CASH FROM INVESTMENTS
Proceeds from investments sold, matured, or repaid:
   Bonds...................................................................   4,486,411    6,193,496    2,778,983
   Stocks..................................................................   1,468,434      532,652    5,332,526
   Other...................................................................     470,130    1,006,707      613,320
                                                                            -----------  -----------  -----------
   TOTAL PROCEEDS FROM INVESTMENTS SOLD, MATURED, OR REPAID................   6,424,975    7,732,855    8,724,829
                                                                            -----------  -----------  -----------
Cost of investments acquired:
   Bonds...................................................................   5,445,869    7,491,719    2,830,766
   Stocks..................................................................     658,502      621,311      335,841
   Other...................................................................   1,310,840    1,160,055      963,564
                                                                            -----------  -----------  -----------
   TOTAL COST OF INVESTMENT ACQUIRED.......................................   7,415,211    9,273,085    4,130,171
                                                                            -----------  -----------  -----------
   NET CASH (USED IN) PROVIDED FROM INVESTING ACTIVITIES...................    (990,236)  (1,540,230)   4,594,658
                                                                            -----------  -----------  -----------
                                  CASH FROM FINANCING AND MISCELLANEOUS SOURCES
Capital contribution.......................................................   1,387,617           --           --
Return of capital..........................................................    (510,000)          --           --
Dividends to stockholder...................................................    (825,000)    (776,238)    (537,000)
Intercompany receivable and payable, net...................................      96,737    2,163,647   (2,961,854)
Net deposit on deposit-type contracts and other insurance..................      (1,819)      14,051       78,549
Equities in underwriting pools and association.............................     292,276        6,871      113,428
Collateral deposit liability...............................................     (46,435)     (14,667)    (130,248)
Other......................................................................     (38,079)     (75,924)    (200,463)
                                                                            -----------  -----------  -----------
   NET CASH PROVIDED FROM (USED IN) FINANCING AND MISCELLANEOUS ACTIVITIES.     355,297    1,317,740   (3,637,588)
                                                                            -----------  -----------  -----------
   NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS...........................  (1,488,874)    (409,373)     957,084
Cash and short-term investments:
   Beginning of year.......................................................   1,487,019    1,896,392      939,308
                                                                            -----------  -----------  -----------
   END OF YEAR............................................................. $    (1,855) $ 1,487,019  $ 1,896,392
                                                                            ===========  ===========  ===========

               See Notes to Statutory Basis Financial Statements

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

A. ORGANIZATION

   National Union Fire Insurance Company of Pittsburgh, Pa. (the Company or National Union) is a direct wholly-owned subsidiary of Chartis U.S., Inc., a Delaware corporation, which is in turn owned by Chartis, Inc. (Chartis), a Delaware corporation. The Company's ultimate parent is American International Group, Inc. (the Ultimate Parent or AIG). See Note 5 for information about recent developments regarding AIG and Chartis, Inc.

   Chartis conducts the general insurance operations of AIG. Chartis presents its financial information in two operating segments - commercial insurance and consumer insurance - with the supporting claims, actuarial, and underwriting disciplines integrated into these two major business segments.

   On January 17, 2012, Chartis announced that it had aligned its geographic structure to enhance execution of its commercial and consumer strategies and to add greater focus on its growth economies initiatives. Under this framework, Chartis is organized under three major geographic areas: the Americas, Asia and EMEA (Europe, Middle East and Africa). Previously, Chartis was organized in four geographic areas: the United States & Canada, Europe, the Far East, and Growth Economies (primarily consisting of Asia Pacific, the Middle East, and Latin America). This had no impact on the Company.

   The Company writes substantially all lines of property and casualty insurance with an emphasis on U.S. commercial business. In addition to writing substantially all classes of business insurance, including large commercial or industrial property insurance, excess liability, inland marine, environmental, workers' compensation and excess and umbrella coverages, the Company offers many specialized forms of insurance such as aviation, accident and health, warranty, equipment breakdown, directors and officers liability, difference in conditions, kidnap-ransom, export credit and political risk, and various types of errors and omissions coverages. Through AIG's risk management operation, the Company provides insurance and risk management programs to large corporate customers. In addition, through AIG's risk solution operation, the Company provides its customized structured products and through the Private Client Group the Company provides personal lines insurance to high-net-worth individuals.

   The Company remains diversified both in terms of classes of business and geographic locations. For calendar year 2011, 25.8 percent of its net premiums written represented workers' compensation business. During 2011, of the Company's total direct written premium, 12.1 percent, 9.3 percent, 7.4 percent and 7.3 percent were written in California, Texas, New York and Delaware, respectively. Direct premiums written in non-U.S. jurisdictions accounted for 10.2 percent of total Direct Premiums Written. No other jurisdiction accounted for more than 5.0 percent of such premiums.

   The Company is party to that certain Amended and Restated Inter-company Pooling Agreement, dated October 1, 2011 among the companies listed below (the Admitted Pooling Agreement), which nine companies are each a member of the Admitted Companies Pool (the Admitted Pool) governed by the Admitted Pooling Agreement. The changes to the Admitted Companies Pooling Agreement were not material and were intended to clarify certain provisions and to consolidate and modernize the 1978 agreement with 14 addenda into one document. The member companies, their National Association of Insurance Commissioners (NAIC) company codes, inter-company pooling percentages and states of domicile are as follows:

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                                    Pool
                                                         NAIC   Participation   State of
Company                                                 Co Code  Percentage     Domicile
-------                                                 ------- ------------- ------------
(1) National Union *...................................  19445       38%      Pennsylvania
(2) American Home Assurance Company (American Home)....  19380       36%        New York
(3) Commerce and Industry Insurance Company (C&I)......  19410       11%        New York
(4) Chartis Property Casualty Company (Chartis PC).....  19402       5%       Pennsylvania
(5) New Hampshire Insurance Company (New Hampshire)....  23841       5%       Pennsylvania
(6) The Insurance Company of the State of Pennsylvania
  (ISOP)...............................................  19429       5%       Pennsylvania
(7) Chartis Casualty Company...........................  40258       0%       Pennsylvania
(8) Granite State Insurance Company....................  23809       0%       Pennsylvania
(9) Illinois National Insurance Co.....................  23817       0%         Illinois
* Lead Company

   The accompanying financial statements include the Company's U.S. operation and its participation in the Chartis Overseas Association (the Association).

   The Company accepts business mainly from insurance brokers, enabling selection of specialized markets and retention of underwriting control. Any licensed insurance broker is able to submit business to the Company, but such broker has no authority to commit the Company to accept risk. In addition, the Company utilizes certain managing general agents and third party administrators for policy issuance and administration, underwriting, and claims adjustment services.

   The Company has significant transactions with AIG and affiliates and participates in the Chartis U.S. Admitted Pool. Refer to Note 5 for additional information.

B. SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

   PRESCRIBED OR PERMITTED STATUTORY ACCOUNTING PRACTICES:

   The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania (PA SAP).

   PA SAP recognizes only statutory accounting practices prescribed or permitted by the Commonwealth of Pennsylvania for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the Pennsylvania Insurance Law. The NAIC ACCOUNTING PRACTICES AND PROCEDURES MANUAL (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the Commonwealth of Pennsylvania. The Commissioner of the Insurance Department of the Commonwealth of Pennsylvania (the Commissioner) has the right to permit other specific practices that deviate from prescribed practices.

   PA SAP has adopted certain accounting practices that differ from those found in NAIC SAP, specifically, the prescribed practice of allowing the discounting of workers' compensation known case loss reserves on a non-tabular basis (under NAIC SAP, non-tabular discounting reserves is not permitted). PA SAP has allowed the calculation of the provision for reinsurance in accordance with NY Regulation 20. A reconciliation of the

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   Company's net income and capital and surplus between NAIC SAP and practices prescribed or permitted by PA SAP is shown below:

DECEMBER 31,                                            2011         2010         2009
------------                                        -----------  -----------  -----------
NET INCOME (LOSS), PA SAP.......................... $   596,403  $  (685,166) $   840,985
State prescribed practices--addition (deduction):
   Non-tabular discounting.........................     221,772     (267,788)     (48,951)
                                                    -----------  -----------  -----------
NET INCOME (LOSS), NAIC SAP........................ $   818,175  $  (952,954) $   792,034
                                                    ===========  ===========  ===========
STATUTORY SURPLUS, PA SAP.......................... $12,614,007  $12,740,815  $12,658,360
State prescribed or permitted practices--(charge):
   Non-tabular discounting.........................    (986,282)  (1,208,054)    (940,266)
   Credits for reinsurance.........................    (100,092)    (181,992)    (200,449)
                                                    -----------  -----------  -----------
STATUTORY SURPLUS, NAIC SAP........................ $11,527,633  $11,350,769  $11,517,645
                                                    ===========  ===========  ===========

   With the concurrence of the Pennsylvania Insurance Department (PA DOI), the Company has discounted certain of its asbestos reserves, specifically, those for which future payments have been identified as fixed and determinable.

   The use of the aforementioned prescribed practices has not adversely affected the Company's ability to comply with the NAIC's risk based capital and surplus requirements for the 2011, 2010 and 2009 reporting periods.

   STATUTORY ACCOUNTING PRACTICES AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

   NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (GAAP). NAIC SAP and PA SAP vary in certain respects from GAAP. A description of certain of these accounting differences is set forth below:

   Under GAAP:

    a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are deferred and amortized over the periods covered by the underlying policies or reinsurance agreements;

    b. Statutory basis adjustments, such as non-admitted assets and unauthorized reinsurance, are restored to surplus;

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


    c. The equity in earnings of affiliates with ownership between 20.0 percent and 50.0 percent is included in net income, and investments in subsidiaries with greater than 50.0 percent ownership are consolidated;

    d. The reserves for losses and loss adjustment expenses (LAE) and unearned premium reserves are presented gross of ceded reinsurance by establishing a reinsurance asset;

    e. Debt and equity securities deemed to be available-for-sale and trading securities are reported at fair value. The difference between cost and fair value of securities available-for-sale is reflected net of related deferred income tax, as a separate component of accumulated other comprehensive income in shareholder's equity. For trading and fair value option securities, the difference between cost and fair value is included in income, while securities held to maturity are valued at amortized cost;

    f. Direct written premium contracts that do not have sufficient risk transfer are treated as deposit accounting liabilities;

    g. Insurance and reinsurance contracts recorded as retroactive require the deferral and amortization of accounting gains over the settlement period of the ceded claim recoveries. Losses are recognized in the STATEMENTS OF OPERATIONS;

    h. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. The provision for deferred income taxes is reported in the STATEMENTS OF OPERATIONS;

    i. For structured settlements in which the reporting entity has not been legally released from its obligation with the claimant (i.e. remains as the primary obligor), GAAP requires the deferral of any gain resulting from the purchase of a structured settlement annuity and to present an asset for the amounts to be recovered from such annuities;

    j. Entities termed variable interest entities (VIEs) in which equity investors do not have the characteristics of controlling interest, or do not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties, are subject to consolidation by the entity that will absorb the majority of the VIE's expected losses or residual returns, if they occur;

    k. Investments in limited partnerships, hedge funds and private equity interests over which the Company has influence are accounted for using the equity method with changes in interest included in net realized investment gains. Interest over which the Company does not have influence are reported, net of tax, as a component of accumulated other comprehensive income in shareholder's equity; and

    l. The statement of cash flow defers in certain respects from the presentation required under NAIC, including the presentation of changes in cash and cash equivalents.

   Under NAIC SAP:

    a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are immediately expensed;

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


    b. Statutory basis adjustments, such as non-admitted assets and unauthorized reinsurance are charged directly to surplus;

    c. Subsidiaries are not consolidated. The equity in earnings of affiliates is included in unrealized appreciation/(depreciation) of investments, which is reported directly in surplus. Dividends are reported as investment income;

    d. The reserve for losses and LAE and unearned premium reserves are presented net of ceded reinsurance;

    e. NAIC investment grade debt securities are reported at amortized cost, while NAIC non-investment grade debt securities (NAIC rated 3 to 6) are reported at lower of cost or fair value;

    f. Direct written premium contracts are reported as insurance as long as policies are issued in accordance with insurance requirements;

    g. Insurance and reinsurance contracts recorded as retroactive receive special accounting treatment. Gains and losses are recognized in the STATEMENTS OF OPERATIONS and surplus is segregated to the extent gains are recognized. Certain retroactive intercompany reinsurance contracts are accounted for as prospective reinsurance if there is no gain in surplus as a result of the transaction;

    h. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. Changes in deferred income taxes are charged directly to surplus and have no impact on statutory earnings. The admissibility of deferred tax assets is limited by statutory guidance;

    i. For structured settlement annuities where the claimant is the payee, statutory accounting treats these settlements as completed transactions and considers the earnings process complete (thereby allowing for immediate gain recognition), regardless of whether or not the reporting entity is the owner of the annuity;

    j. NAIC SAP does not require consolidation of VIEs;

    k. Investments in partnerships, hedge funds and private equity interests are carried at the underlying GAAP equity with results from operations reflected in unrealized gains and losses in the STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS; and

    l. The statutory statement of cash flow defers in certain respects from the GAAP presentation, including the presentation of changes in cash and short-term investments instead of cash equivalents and certain miscellaneous sources are excluded from operational cash flows.

   The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   SIGNIFICANT STATUTORY ACCOUNTING PRACTICES:

   A summary of the Company's significant statutory accounting practices are as follows:

   Use of Estimates: The preparation of financial statements in conformity with PA SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, the Company evaluates all of its estimates and assumptions. PA SAP also requires disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from management's estimates. The significant estimates were used for reserves for losses and LAE, certain reinsurance balances, admissibility of deferred taxes, allowance for doubtful accounts and the carrying value of certain investments.

   Invested Assets: The Company's invested assets are accounted for as follows:

    o CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: The Company considers all highly liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase to be short-term investments. Short-term investments are carried at amortized cost which approximates fair value (as designated by the NAIC Capital Markets and Investment Analysis Office, formerly known as NAIC Securities Valuation Office). The Company maximizes its investment return by investing a significant amount of cash-on-hand in short-term investments. Short-term investments are recorded separately from cash in the accompanying financial statements. The Company funds cash accounts daily using funds from short-term investments. Cash is in a negative position when outstanding checks exceed cash-on-hand in operating bank accounts. As described in Note 5, the Company is party to an inter-company reinsurance pooling agreement. As the Company is the lead participant in the pool, the Company makes disbursements on behalf of the pool which is also a cause for the Company's negative cash position. As required by the NAIC SAP, the negative cash balance is presented as an asset. Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less, that are both;
       (a) readily convertible to known amounts of cash; and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

    o BONDS: Bonds with an NAIC designation of 1 and 2 are carried at amortized cost using the scientific method. Bonds with an NAIC designation of 3 to 6 are carried at the lower of amortized cost or fair value. Bonds that have not been filed with the NAIC Capital Markets and Investment Analysis Office within one year of purchase receive a "6*" rating and are carried at zero value, with a charge to unrealized investment loss. Bonds filed with the NAIC Capital Markets and Investment Analysis Office which receive a "6*" can carry a value greater than zero. If a bond is determined to have an other-than-temporary impairment (OTTI) in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to NET REALIZED CAPITAL GAINS/(LOSSES) as a realized loss.

       In periods subsequent to the recognition of an OTTI loss for bonds, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

       Loan-backed and structured securities are carried at amortized cost and generally are more likely to be prepaid than other fixed maturities. As of December 31, 2011 and 2010, the fair value of the Company's loan-backed and structured securities approximated $5,159,229 and $2,675,599, respectively. Loan-backed

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

       and structured securities include prepayment assumptions used at the purchase date and valuation changes caused by changes in estimated cash flow, and are valued using the retrospective method. Prepayment assumptions for loan-backed and structured securities were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

       As described in Note 2 - Accounting Changes, the Company adopted a change in its OTTI accounting principle pertaining to loan-backed and structured securities in the third quarter of 2009 when it adopted SSAP No. 43R (Revised) LOAN-BACKED AND STRUCTURED SECURITIES (SSAP
       43R). Under SSAP 43R, credit-related OTTI for loan-backed and structured securities is based on projected discounted cash flows, whereas, credit-related OTTI for loan-backed and structured securities was previously based on projected undiscounted cash flows under SSAP 43.

    o COMMON AND PREFERRED STOCKS: Unaffiliated common stocks are carried principally at fair value. Perpetual preferred stocks with an NAIC rating of P1 or P2 are carried at fair value. Redeemable preferred stocks with an NAIC rating of RP1 or RP2 that are subject to a 100 percent mandatory sinking fund or paid-in-kind are carried at amortized cost. All below investment grade, NAIC 3 to 6 preferred stocks, are carried at the lower of amortized cost or fair value.

       Investments in non-publicly traded affiliates are recorded based on the underlying audited equity of the respective entity's financial statements. The Company's share of undistributed earnings and losses of the affiliates are reported in the Unassigned Surplus as unrealized gains and losses.

    o OTHER INVESTED ASSETS: Other invested assets include primarily joint ventures and partnerships. Fair values are based on the net asset value of the respective entity's financial statements. Joint ventures and partnership investments are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains or losses. For investments in joint ventures and partnerships that are determined to have an OTTI in value, the cost basis is written down to fair value as the new cost basis, with the corresponding charge to NET REALIZED CAPITAL GAINS/(LOSSES) as a realized loss. Investments in collateral loans are carried at their outstanding principal balance plus related accrued interest, less impairments, if any, and are admitted assets to the extent the fair value of the underlying collateral value equals or exceeds 100 percent of the recorded loan balance.

    o DERIVATIVES: The fair values of derivatives are determined using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company's cross-currency swaps are accounted for under SSAP No. 86, entitled "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING TRANSACTIONS" (SSAP 86). None of the cross-currency swaps meet the hedging requirements under SSAP 86, and therefore the change in fair value of such derivatives are recorded as unrealized gains or losses in UNASSIGNED SURPLUS in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS. When the contract expires, realized gains and losses are recorded in investment income.

    o NET INVESTMENT GAINS: Net investment gains consist of net investment income earned and realized gains or losses from the disposition or impairment of investments. Net investment income earned includes accrued interest, accrued dividends and distributions from partnerships and joint ventures. Investment income is recorded as earned. Realized gains or losses on the disposition of investments are determined on the basis of specific identification.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


       Investment income due and accrued is assessed for collectability. The Company writes off investment income due and accrued when it is probable that the amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts over 90 days past due which have not been written-off are non-admitted by the Company. As of December 31, 2011 and 2010, no material amount of investment income due and accrued was determined to be uncollectible or non-admitted.

    o UNREALIZED GAINS (LOSSES): Unrealized gains (losses) on all stocks, bonds carried at fair value, joint ventures, partnerships, derivatives and foreign currency translation are credited or charged to UNASSIGNED SURPLUS.

   OTHER THAN TEMPORARY IMPAIRMENT:

   The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of their investment portfolio.

   The Company's policy for determining OTTI has been established in accordance with the prescribed NAIC SAP guidance, including SSAP 43R, SSAP No. 26 - BONDS, EXCLUDING LOAN BACKED AND STRUCTURED SECURITIES, SSAP No. 30 - INVESTMENTS IN COMMON STOCK (excluding investments in common stock of subsidiary, controlled, or affiliated entities), SSAP No 48 - JOINT VENTURES, PARTNERSHIPS AND LIMITED LIABILITY COMPANIES and INT 06-07 DEFINITION OF PHRASE "OTHER THAN TEMPORARY".

   For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. For loan-backed and structured securities, when a credit-related OTTI is present, the amount of OTTI recognized as a realized loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. If a bond is determined to have an OTTI in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Losses. In general, a security is considered a candidate for OTTI if it meets any of the following criteria:

    . Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer); or

    . The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation, (ii) the issuer seeking protection from creditors under the bankruptcy law as or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

    . The Company may not realize a full recovery on their investment, irrespective of the occurrence of one of the foregoing events.

   Common and preferred stock investments whose fair value is less than their book value for a period greater than twelve months are considered a candidate for OTTI. Once a candidate for impairment has been identified, the

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   investment must be analyzed to determine if any impairment would be considered other than temporary. Factors include:

       .  The Company may not realize a full recovery on its investment;

       .  Fundamental credit issues of the issuer;

       . An intent to sell the investment prior to the recovery of cost of the investment; or

       . Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

   Limited partnership investments whose fair value is less than its book value for a period greater than twelve months are considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors to consider include:

       . An order of liquidation or other fundamental credit issues with the partnership;

       . Evaluation of the cash flow activity between the Company and the partnership or fund during the year;

       .  Evaluation of the current stage of the life cycle of the investment;

       . An intent to sell the investment prior to the recovery of cost of the investment; or

       . Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

   Revenue Recognition: Direct written premiums are primarily earned on a pro rata basis over the terms of the policies to which they relate. For policies with exposure periods greater than thirteen months, premiums are earned in accordance with the methods prescribed in SSAP No. 65, PROPERTY AND CASUALTY CONTRACTS (SSAP 65). Accordingly, unearned premiums represent the portion of premiums written which are applicable to the unexpired terms of policies in force. Ceded premiums are amortized into income over the contract period in proportion to the protection received.

   Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred. In accordance with SSAP No. 66, RETROSPECTIVELY RATED CONTRACTS (SSAP 66), the Company estimates accrued retrospectively rated premium adjustments using the application of historical ratios of retrospectively rated premium development. The Company records accrued retrospectively rated premiums as an adjustment to written and earned premiums. The Company establishes non-admitted assets for 100 percent of amounts recoverable where any agent's balance or uncollected premium has been classified as non-admitted, and thereafter for 10 percent of any amounts recoverable not offset by retrospectively rated premiums or collateral. At December 31, 2011 and 2010, accrued premiums related to the Company's retrospectively rated contracts amounted to $1,453,867 and $1,528,069, respectively, net of non-admitted premium balances of $61,447 and $59,016, respectively.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


Net written premiums that were subject to retrospective rating features were as follows:

FOR THE YEARS ENDED DECEMBER 31,                         2011      2010      2009
--------------------------------                       --------  --------  --------
Net written premiums subject to retrospectively rated
  premiums............................................ $370,201  $551,967  $555,691
Percentage of total net written premiums..............      7.8%     11.7%      9.2%

   Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date. In accordance with SSAP No. 53, PROPERTY AND CASUALTY CONTRACTS - PREMIUMS (SSAP 53), the Company records the audit premium estimates as an adjustment to written premium, and earns these premiums immediately. For premium estimates that result in a return of premium to the policyholder, the Company immediately reduces earned premiums. When the premium exceeds the amount of collateral held, a non-admitted asset (equivalent to 10.0 percent of this excess amount) is recorded.

   In accordance with SSAP 53, the Company reviews its ultimate losses with respect to its unearned premium reserves. A premium deficiency liability is established if the unearned premium reserves are not sufficient to cover the ultimate loss projection and associated acquisition expenses. Investment income is not considered in the calculation.

   For certain lines of business for which an insurance policy is issued on a claims-made basis, the Company offers to its insureds the option to purchase an extended reporting endorsement which permits the extended reporting of insured events after the termination of the claims-made contract. Extended reporting endorsements modify the discovery period of the underlying contract and can be for a defined period (e.g., six months, one year, five years) or an indefinite period. For defined reporting periods, premiums are earned over the term of the fixed period. For indefinite reporting periods, premiums are fully earned as written and loss and LAE liabilities associated with the unreported claims are recognized immediately.

   For warranty insurance, the Company will generally offer reimbursement coverage on service contracts issued by an authorized administrator and sold through a particular retail channel. Premiums are recognized over the life of the reimbursement policy in proportion to the expected loss emergence. The expected loss emergence can vary substantially by policy due to the characteristics of products sold by the retailer, the terms and conditions of service contracts sold as well as the duration of an original warranty provided by the equipment manufacturer. The Company reviews all such factors to produce earnings curves which approximate the expected loss emergence for a particular contract in order to recognize the revenue earned.

   Reinsurance: Ceded premiums, commissions, expense reimbursements and reserves related to ceded business are accounted for on a basis consistent with that used in accounting for the original contracts issued and the terms of the reinsurance contract. Ceded premiums are reported as a reduction of premium earned. Amounts applicable to ceded reinsurance for unearned premium reserves, and reserves for losses and LAE have been reported as a reduction of these items, and expense allowances received in connection with ceded reinsurance are accounted for as a reduction of the related acquisition cost.

   Retroactive Reinsurance: Retroactive reinsurance reserves are reported separately in the balance sheet. Gains or losses are recognized in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS as part of OTHER

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   INCOME. Surplus gains are reported as segregated UNASSIGNED SURPLUS until the actual retroactive reinsurance recovered exceeds the consideration paid.

   Deposit Accounting: Assumed and ceded reinsurance contracts which, based on internal analysis, do not transfer a sufficient amount of insurance risk are recorded as deposit accounting transactions. In accordance with SSAP
   No. 62R, the Company records the net consideration paid or received as a deposit asset or liability, respectively. The deposit asset is reported as admitted if; i) the assuming company is licensed, accredited or qualified by PA DOI, or, ii) the collateral (i.e.: funds withheld, letters of credit or trusts provided by the reinsurer) meets all the requirements of PA SAP. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and the expected future payments with a corresponding credit or charge to OTHER INCOME in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS.

   High Deductible Policies: In accordance with SSAP 65, the Company establishes loss reserves for high deductible policies net of deductibles (or reserve credits). As of December 31, 2011 and 2010, the amount of reserve credits recorded for high deductibles on unpaid claims amounted to $3,904,458 and $3,839,157, respectively.

   The Company establishes a non-admitted asset for 10 percent of paid loss recoverables, on high deductible policies, in excess of collateral held on an individual insured basis, or for 100 percent of paid loss recoverables where no collateral is held. As of December 31, 2011 and 2010, the net amount billed and recoverable on paid claims was $66,624 and $70,530, respectively, of which $26,395 and $35,822, respectively, were non-admitted. Additionally, the Company establishes an allowance for doubtful accounts for such paid loss recoverables in excess of collateral and after non-admitted assets, and does not recognize reserve credits where paid loss credits are deemed by the Company to be uncollectible.

   Foreign Property Casualty Business: As agreed with the PA DOI, the Company accounts for its participation in the business of the Association by:
   (a) recording its net (after pooling) participation of such business as direct writings in its statutory financial statements; (b) recording in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS its participation in the results of underwriting and investment income; and,
   (c) recording in the STATEMENTS OF ADMITTED ASSETS and LIABILITIES, CAPITAL AND SURPLUS, its participation in the significant insurance and reinsurance balances; its net participation in all other assets (such as the invested assets) and liabilities has been recorded in EQUITIES IN UNDERWRITING POOLS AND ASSOCIATIONS.

   Commissions and Underwriting Expenses: Commissions, premium taxes, and certain underwriting expenses related to premiums written are charged to income at the time the premiums are written and are included in OTHER UNDERWRITING EXPENSES INCURRED. In accordance with SSAP 62R, the Company records a liability, equal to the difference between the acquisition cost and the reinsurance commissions received, on those instances where ceding commissions paid exceed the acquisition cost of the business ceded. The liability is amortized pro rata over the effective period of the reinsurance agreement in proportion to the amount of coverage provided under the reinsurance contract.

   Reserves for Losses and LAE: The reserves for losses and LAE, including IBNR losses, are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated as needed, and any resulting adjustments are recorded in the current period. Accordingly, reserves for losses and LAE are charged to income as incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   The Company discounts its loss reserves on workers' compensation claims and certain of its asbestos reserves as follows:

   The calculation of the Company's workers' compensation tabular discount is based upon the 1979-81 Decennial Mortality Table, and applying a 3.5 percent interest rate. As of December 31, 2011 and 2010, the Company's tabular discount amounted to $214,052 and $300,082, respectively, all of which were applied against the Company's case reserves.

   As prescribed by the Pennsylvania Insurance statutes, the calculation of the Company's workers' compensation non-tabular discount is determined as follows:

    o For accident years 2001 and prior--based upon the industry payout pattern and a 6.0 percent interest rate.

    o For accident years 2002 and subsequent--At December 31, 2011 and 2010, with the approval of the Commissioner, the Company discounted its workers compensation loss reserves for accident years 2002 and subsequent at an interest rate no greater than 4.39 percent, which is commensurate with the average yield on its bond portfolio with maturities consistent with the expected payout pattern.

   As of December 31, 2011, the Company's non-tabular discount amounted to $986,282, of which $405,872 and $580,410 were applied to case reserves and IBNR, respectively. As of December 31, 2010, the Company's non-tabular discount amounted to $1,208,054, of which $469,326 and $738,728 were applied to case reserves and IBNR, respectively. As of December 31, 2011 and 2010, the discounted reserves for losses (net of reinsurance) were $3,743,396 and $4,472,358, respectively.

   Foreign Exchange: Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the close of the reporting period. Revenues, expenses, gains, losses and surplus adjustments are translated using weighted average exchange rates. Unrealized gains and losses from translating balances from foreign currency into United States currency are recorded as adjustments to surplus. Realized gains and losses resulting from foreign currency transactions are included in OTHER INCOME in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS.

   Statutory Basis Reserves: Certain required statutory basis reserves, principally the provision for reinsurance, are charged to surplus and reflected as a liability of the Company.

   Policyholders' Dividends: Dividends to policyholders are charged to income as declared.

   Capital and Surplus: Common capital stock and capital in excess of par value represent amounts received by the Company in exchange for shares issued. The common capital stock represents the number of shares issued multiplied by par value per share. Capital in excess of par value represents the value received by the Company in excess of the par value per share and subsequent capital contributions in cash or in kind from its shareholders.

   Non-Admitted Assets: Certain assets, principally electronic data processing
   (EDP) equipment, software, leasehold improvements, certain overdue agents' balances, accrued retrospective premiums, certain deposit accounting assets that do not meet all of the PA SAP requirements for admissibility, prepaid expenses, certain deferred taxes that exceed statutory guidance and unsupported current taxes are designated as non-admitted assets and are

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   directly charged to UNASSIGNED SURPLUS. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding 5 years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement. Depreciation and amortization expense for the years ended December 31, 2011 and 2010, amounted to $15,193 and $19,494, respectively, and accumulated depreciation as of December 31, 2011 and 2010 amounted to $162,459 and $147,266, respectively.

   Reclassifications: Certain balances contained in the 2010 and 2009 financial statements have been reclassified to conform to the current year's presentation.

NOTE 2--ACCOUNTING ADJUSTMENTS TO STATUTORY BASIS FINANCIAL STATEMENTS

A. CHANGES IN ACCOUNTING PRINCIPLES:

   In 2011 the Company adopted the following change in accounting principles:

   SSAP 35R:

   The Company adopted SSAP 35 - Revised--Guaranty Fund and Other Assessments (SSAP 35R) effective for the reporting period beginning January 1, 2011. Under the new guidance, entities subject to assessments would recognize liabilities only when all of the following conditions would be met:

       1. An assessment has been imposed or information available prior to the issuance of the statutory financial statements indicates that it is probable that an assessment will be imposed;

       2. The event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the statutory financial statements; and

       3. The amount of the assessment can be reasonably estimated.

   For premium based assessments, the amount to be accrued would be based only on current year premiums written and not estimated future premiums written.

   Under SSAP 35R, accounting for guaranty fund assessments would be determined in accordance with the type of guaranty fund assessment imposed. Additionally, SSAP 35R allows the anticipated recoverables from policy surcharges and premium tax offsets from accrued liability assessments to be an admitted asset.

   The adoption of SSAP 35R did not impact the Company's surplus as the accrual was consistent with the new guidelines.

   In 2010 the Company adopted the following change in accounting principles:

   SSAP 100:

   The Company adopted SSAP No. 100, FAIR VALUE MEASUREMENTS (SSAP 100), effective for reporting periods ending December 31, 2010 and thereafter. SSAP 100 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   guidance about whether an asset or liability is carried at fair value. There were no changes in surplus as a result of this adoption.

   In 2009, the Company adopted the following changes in accounting principles:

   SSAP 43R:

   In the third quarter of 2009, the Company adopted SSAP 43R. Pursuant to SSAP 43R, if the fair value of a loan-backed or structured security is less than its amortized cost basis at the balance sheet date, an entity shall assess whether the impairment is other-than temporary. When an impairment is present, SSAP 43R requires the recognition of credit-related OTTI for loan-backed and structured securities when the projected discounted cash flows for a particular security are less than the security's amortized cost. When a credit-related OTTI is present, the amount of OTTI recognized as a realized loss shall be equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. Under the prescribed OTTI guidance for loan-backed and structured securities in the SSAP 43 that was in effect prior to the third quarter of 2009, OTTI was recognized when the amortized cost basis of a security exceeded undiscounted cash flows and such securities were written down to the amount of the undiscounted cash flows.

   SSAP 43R required application to existing and new investments held by a reporting entity on or after September 30, 2009. The guidance in SSAP 43R that was effective in the third quarter of 2009 required the identification of all the loan-backed and structured securities for which an OTTI had been previously recognized and may result in OTTI being recognized on certain securities that previously were not considered impaired under SSAP 43. For this population of securities, if a reporting entity did not intend to sell the security, and had the intent and ability to retain the investment in the security for a period of time sufficient to recover the amortized cost basis, the reporting entity should have recognized the cumulative effect of initially applying SSAP 43R as an adjustment to the opening balance of unassigned funds with a corresponding adjustment to applicable financial statement elements.

   As a result of the adoption of SSAP 43R, the Company recognized the following cumulative effect adjustment (CEA) in its 2009 statutory-basis financial statements, net of the related tax effect:

                                                                                               DIRECT (CHARGE) OR CREDIT TO
                                                                                                    UNASSIGNED SURPLUS
                                                                                               ----------------------------
2009 Gross cumulative effect adjustment (CEA)--Net increase in the amortized cost of loan-
  backed and structured securities at adoption................................................          $(140,595)
2009 Deferred tax on gross CEA................................................................             49,208
                                                                                                        ---------
2009 Net cumulative effect of change in Accounting Principle included in Statements of Income
  and Changes in Capital and Surplus..........................................................          $ (91,387)
                                                                                                        =========

   SSAP 10R:

   On December 7, 2009, the NAIC voted to approve SSAP No. 10R, INCOME TAXES - REVISED, A TEMPORARY REPLACEMENT OF SSAP NO. 10 (SSAP 10R). The new standard is effective December 31, 2009 for 2009 and 2010

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   interim and annual periods. The Company adopted SSAP 10R to account for its income taxes in its 2009 annual filing. Income tax expense and deferred tax are recorded, and deferred tax assets are admitted in accordance with SSAP 10R. In addition to the admissibility test on deferred tax assets, SSAP 10R requires assessing the need for a valuation allowance on deferred tax assets. In accordance with the additional requirements, the Company assesses its ability to realize deferred tax assets primarily based on the earnings history, the future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the Company when recognizing deferred tax assets.

   In its 2009 annual filing, the Company admitted additional deferred tax assets of $242,874 as a result of the adoption of SSAP 10R.

B. OTHER ADJUSTMENTS TO SURPLUS:

   The Company has dedicated significant effort to the resolution of ongoing weaknesses in internal controls. As a result of these remediation efforts, management concluded that adjustments should be made to the Assets, Liabilities, and Capital and Surplus as reported in the Company's 2010, 2009, and 2008 annual statutory basis financial statements. While these adjustments were noteworthy, after evaluating the quantitative and qualitative aspects of these corrections, the Company concluded that its prior period financial statements were not materially misstated and, therefore, no restatement was required. These adjustments resulted in after tax statutory (charges) credits that in accordance with SSAP No. 3 ACCOUNTING CHANGES AND CORRECTION OF ERRORS have been reported as an adjustment to UNASSIGNED SURPLUS as of January 1, 2011, 2010, and 2009. The impact of these adjustments on policyholder surplus as of January 1, 2011, 2010, and 2009 is as follows:

                                                               POLICYHOLDERS TOTAL ADMITTED
                                                                  SURPLUS        ASSETS     TOTAL LIABILITIES
                                                               ------------- -------------- -----------------
BALANCE AT DECEMBER 31, 2010..................................  $12,740,815   $32,248,074      $19,507,259
Adjustments to beginning Capital and Surplus:
   Asset realization..........................................     (151,676)     (151,676)              --
   Liability correction.......................................     (211,366)           --          211,366
   Income taxes...............................................       (9,948)       (9,948)              --
                                                                -----------   -----------      -----------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS.....     (372,990)     (161,624)         211,366
                                                                -----------   -----------      -----------
BALANCE AT JANUARY 1, 2011, AS ADJUSTED.......................  $12,367,825   $32,086,450      $19,718,625
                                                                ===========   ===========      ===========

   An explanation for each of the adjustments for prior period's corrections is described below:

   Asset realization--The decrease in net admitted assets is primarily the result of: (a) adjusting cross ownership interest in affiliated companies;
   (b) a miscellaneous non-admitted asset adjustment; (c) a pooling correction in equities and deposits in pools and associations; (d) a correction to the valuation of SSAP 97 investments; and (e) a correction of non-admitted assets related to retro premium and high deductible recoverables; partially offset by (f) miscellaneous reserve adjustments; (g) a reclassification of paid losses; (h) a miscellaneous surplus adjustment; and (i) other small miscellaneous adjustments.

   Liability correction--The increase in total liabilities is primarily the result of: (a) a deferral of $184 million in gain associated with investment transfers and sale amongst affiliates in 2010 (this gain was realized in 2011, when the securities were sold to third parties); (b) an increase in IBNR as a result of the reversal of asbestos

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   reserves related to coverage in place agreements; and (c) adjustment of paid losses and loss reserves; partially offset by (d) miscellaneous reserve adjustments; and (e) other small miscellaneous adjustments.

   Income taxes--The decrease in taxes is primarily the result of:
   (a) adjustments to the current and deferred tax assets and tax liabilities, and (b) the tax effect of the corresponding change in asset realization and liability corrections.

                                                               POLICYHOLDERS TOTAL ADMITTED
                                                                  SURPLUS        ASSETS     TOTAL LIABILITIES
                                                               ------------- -------------- -----------------
BALANCE AT DECEMBER 31, 2009..................................  $12,658,360   $32,031,866      $19,373,506
Adjustments to beginning Capital and Surplus:
   Asset realization (includes $173,473 of deemed capital
     contribution)............................................      (49,793)      (49,793)              --
   Liability correction.......................................      (25,122)           --           25,122
   Income taxes...............................................       24,041        24,041               --
                                                                -----------   -----------      -----------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS.....      (50,874)      (25,752)          25,122
                                                                -----------   -----------      -----------
BALANCE AT JANUARY 1, 2010, AS ADJUSTED.......................  $12,607,486   $32,006,114      $19,398,628
                                                                ===========   ===========      ===========

   An explanation for each of the adjustments for prior period's corrections is described below:

   Asset realization--The decrease in net admitted assets is primarily the result of: (a) a decrease in the value of the affiliated common stock of United Guaranty Corporation (UGC), resulting from miscellaneous 2009 audit adjustments identified at UGC after the filing of the Company's 2009 financial statements; (b) a decrease in miscellaneous accounts receivable that should have been recorded in prior periods; and (c) a decrease in the value of investments in subsidiaries resulting from miscellaneous 2009 audit adjustments recorded during 2010; partially offset by, (d) an increase in equities and deposits in pools and association resulting from miscellaneous 2009 audit adjustments identified at the Association after the filing of National Union's 2009 financial statements; and, (e) other small miscellaneous adjustments.

   Liability correction--The increase in total liabilities is primarily the result of: (a) an increase in loss reserves to correct prior year calculations related to insolvent reinsurers and commuted reinsurance agreements; (b) an increase in IBNR; (c) a correction of deposit liability balances; and, (d) other small miscellaneous adjustments.

   Income taxes--The (increase)/decrease in taxes is primarily the result of:
   (a) adjustments to the deferred tax inventory; and (b) the tax effect of the corresponding change in asset realization and liability corrections.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                               POLICYHOLDERS TOTAL ADMITTED
                                                                  SURPLUS        ASSETS     TOTAL LIABILITIES
                                                               ------------- -------------- -----------------
BALANCE AT DECEMBER 31, 2008..................................  $11,825,423   $33,560,936      $21,735,513
Adjustments to beginning Capital and Surplus:
   Asset realization..........................................      (94,074)      (94,074)              --
   Liability correction.......................................      (52,996)           --           52,996
   Income taxes, net of capital contributions of $83,361......       20,762        20,762               --
                                                                -----------   -----------      -----------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS.....     (126,308)      (73,312)          52,996
                                                                -----------   -----------      -----------
BALANCE AT JANUARY 1, 2009, AS ADJUSTED.......................  $11,699,115   $33,487,624      $21,788,509
                                                                ===========   ===========      ===========

   An explanation for each of the adjustments for prior period's corrections is described below:

   The decrease in admitted assets is primarily the result of: (a) adjustments reported by the Association as of December 31, 2009 (carrying value of affiliates, foreign exchange, and reinsurance balances); (b) the reversal of a duplicate reinsurance payable balance (which had been netted against reinsurance recoverables); and, (c) decreases to the carrying values of certain affiliates.

   The increase in liabilities is primarily the result of: (a) adjustments to historical carried case and unearned premium reserves; (b) an adjustment to the revenue recognition policy for a specific insurance contract, resulting in the re-establishment of unearned premium reserves; (c) the accrual of an unrecorded liability for claim handling expenses; and, (d) several remediation-related reinsurance accounting adjustments (including reconciliation adjustments and insolvency/commutation write-offs).

   The decrease in federal income taxes is primarily the result of:
   (a) non-admitted prior year income tax receivables that were not settled at year end; (b) adjustment to tax discounting on loss reserves for workers' compensation; (c) deferred tax asset reconciliation to book unrealized gains and unrealized foreign exchange gains, offset by corresponding changes in non-admitted tax assets; (d) removal of duplicated tax deduction for affiliate dividends; and, (e) tax deduction for nontaxable book gain.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


NOTE 3 - INVESTMENTS

STATUTORY FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following table presents the carrying values and statutory fair values of the Company's financial instruments as of December 31, 2011 and 2010:

                                                     2011                     2010
                                           ------------------------  -----------------------
                                             CARRYING    STATUTORY    CARRYING   STATUTORY
                                              VALUE      FAIR VALUE    VALUE     FAIR VALUE
                                           -----------  -----------  ----------- -----------
ASSETS:
   Bonds.................................. $14,912,275  $15,244,619  $13,919,307 $14,120,892
   Common stocks..........................   6,911,789    6,911,789    6,511,306   6,511,306
   Preferred stocks.......................          --        1,867          217         217
   Derivatives............................       2,509        2,509           --          --
   Other invested assets..................   3,938,581    3,938,581    3,238,585   3,238,585
   Cash, cash equivalents and short-term
     investments..........................      (1,855)      (1,855)   1,487,019   1,487,019
   Receivable for securities..............       3,639        3,639          565         565
   Equities and deposits in pool &
     associations.........................     281,764      281,764      575,123     575,123
LIABILITIES:
   Derivatives liability.................. $        --  $        --  $    11,263 $    11,263
   Collateral deposit liability...........     384,576      384,576      431,011     431,011
                                           ===========  ===========  =========== ===========

The methods and assumptions used in estimating the statutory fair values of financial instruments are as follows:

    o The fair values of bonds, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arm's length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchange, broker or custodian or NAIC Capital Markets and Investment Analysis Office, formerly known as the NAIC Securities Valuation Office.

    o The statutory fair values of affiliated common stocks are based on the underlying equity of the respective entity's financial statements.

    o Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements.

    o The fair values of derivatives are valued using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

    o The carrying value of all other financial instruments approximates fair value.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


The carrying values and fair values of the Company's bond investments as of December 31, 2011 and 2010 are outlined in the tables below:

                                                                                             GROSS      GROSS
                                                                                CARRYING   UNREALIZED UNREALIZED    FAIR
                                                                                VALUE *      GAINS      LOSSES      VALUE
                                                                               ----------- ---------- ---------- -----------
AS OF DECEMBER 31, 2011:
   U.S. governments........................................................... $   449,041  $ 16,115   $      1  $   465,155
   All other governments......................................................   1,684,864    79,258      2,925    1,761,197
   States, territories and possessions........................................   1,015,256    76,787         --    1,092,043
   Political subdivisions of states, territories and possessions..............   1,379,428    95,323      2,672    1,472,079
   Special revenue and special assessment obligations and all non-guaranteed obligations of agencies and authorities and their political
     subdivisions.............................................................   3,180,713   169,988     11,761    3,338,940
   Industrial and miscellaneous...............................................   7,202,973   104,936    192,704    7,115,205
                                                                               -----------  --------   --------  -----------
       TOTAL BONDS, AS OF DECEMBER 31, 2011................................... $14,912,275  $542,407   $210,063  $15,244,619
                                                                               ===========  ========   ========  ===========
                                                                                             GROSS      GROSS
                                                                                CARRYING   UNREALIZED UNREALIZED    FAIR
                                                                                VALUE *      GAINS      LOSSES      VALUE
                                                                               ----------- ---------- ---------- -----------
AS OF DECEMBER 31, 2010:
   U.S. governments........................................................... $ 1,162,832  $ 18,076   $    364  $ 1,180,544
   All other governments......................................................   1,268,834    46,286        434    1,314,686
   States, territories and possessions........................................   1,297,328    58,223      6,401    1,349,150
   Political subdivisions of states, territories and possessions..............   1,705,809    78,616     15,444    1,768,981
   Special revenue and special assessment obligations and all non-guaranteed
     obligations of agencies and authorities and their political subdivisions.   3,856,178   100,055     45,533    3,910,700
   Public utilities...........................................................
   Industrial and miscellaneous...............................................   4,628,326    54,914     86,409    4,596,831
                                                                               -----------  --------   --------  -----------
       TOTAL BONDS, AS OF DECEMBER 31, 2010................................... $13,919,307  $356,170   $154,585  $14,120,892
                                                                               ===========  ========   ========  ===========

At December 31, 2011 the Company held hybrid securities with a fair value of $74,546 and carrying value of $73,504. At December 31, 2010 the fair value was $68,590 and the carrying value was $65,830. These securities are included in Industrial and miscellaneous.

The carrying values and fair values of bonds at December 31, 2011, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.
--------
* Includes bonds with NAIC designation of 3 to 6 that are reported at the lower of amortized cost or fair value. As of December 31, 2011 and 2010, the carrying value of those bonds amounted to $221,322 and $30,246, respectively.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                              CARRYING
                                              VALUE *    MARKET VALUE
                                             ----------- ------------
           Due in one year or less.......... $   636,940 $   638,723
           Due after one year through five
             years..........................   5,685,421   5,927,292
           Due after five years through ten
             years..........................   2,312,539   2,439,351
           Due after ten years..............   1,022,304   1,080,024
           Structured securities............   5,255,071   5,159,229
                                             ----------- -----------
              TOTAL BONDS................... $14,912,275 $15,244,619
                                             =========== ===========

Proceeds from sales and gross realized gains and gross realized losses were as follows:

FOR THE YEARS ENDED DECEMBER 31,           2011                    2010                   2009
--------------------------------  ----------------------  ---------------------  ----------------------
                                                EQUITY                  EQUITY                 EQUITY
                                     BONDS    SECURITIES     BONDS    SECURITIES    BONDS    SECURITIES
                                  ----------  ----------  ----------  ---------- ----------  ----------
     Proceeds from sales......... $3,352,794  $1,314,510  $5,085,708   $111,224  $2,429,677  $3,160,576
     Gross realized gains........    102,621       1,850     198,111     14,691      40,059   1,945,047
     Gross realized losses.......     (2,701)     (1,062)    (29,723)    (3,240)    (51,351)   (283,808)

The cost, fair value and carrying value of the Company's common and preferred stocks, as of December 31, 2011 and 2010, are set forth in the tables below:

                                            DECEMBER 31, 2011
                   -------------------------------------------------------------------
                    COST OR     GROSS      GROSS
                   AMORTIZED  UNREALIZED UNREALIZED   FAIR     NON-ADMITTED  CARRYING
                     COST       GAINS      LOSSES     VALUE       ASSET       VALUE
                   ---------- ---------- ---------- ---------- ------------ ----------
COMMON STOCKS:
 Affiliated....... $1,426,160 $5,371,730  $10,159   $6,787,731     $--      $6,787,731
 Non-affiliated...     98,561     25,667      170      124,058      --         124,058
                   ---------- ----------  -------   ----------     ---      ----------
     TOTAL........ $1,524,721 $5,397,397  $10,329   $6,911,789     $--      $6,911,789
                   ========== ==========  =======   ==========     ===      ==========
PREFERRED STOCKS:
 Non-affiliated... $       -- $    1,867  $    --   $    1,867     $--      $       --
                   ---------- ----------  -------   ----------     ---      ----------
     TOTAL........ $       -- $    1,867  $    --   $    1,867     $--      $       --
                   ========== ==========  =======   ==========     ===      ==========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                            DECEMBER 31, 2010
                   -------------------------------------------------------------------
                    COST OR     GROSS      GROSS
                   AMORTIZED  UNREALIZED UNREALIZED   FAIR     NON-ADMITTED  CARRYING
                     COST       GAINS      LOSSES     VALUE       ASSET       VALUE
                   ---------- ---------- ---------- ---------- ------------ ----------
COMMON STOCKS:
   Affiliated..... $1,424,536 $5,007,849   $3,512   $6,428,873     $--      $6,428,873
   Non-affiliated.     71,182     11,251       --       82,433      --          82,433
                   ---------- ----------   ------   ----------     ---      ----------
       TOTAL...... $1,495,718 $5,019,100   $3,512   $6,511,306     $--      $6,511,306
                   ========== ==========   ======   ==========     ===      ==========
PREFERRED STOCKS:
   Non-affiliated. $      217 $       --   $   --   $      217     $--      $      217
                   ---------- ----------   ------   ----------     ---      ----------
       TOTAL...... $      217 $       --   $   --   $      217     $--      $      217
                   ========== ==========   ======   ==========     ===      ==========

The fair value together with the aging of the gross pre-tax unrealized losses with respect to the Company's bonds and stocks as of December 31, 2011 and 2010 is set forth in the tables below:

                                                        LESS THAN 12 MONTHS  12 MONTHS OR LONGER         TOTAL
                                                       --------------------- ------------------- ---------------------
                                                         FAIR     UNREALIZED  FAIR    UNREALIZED   FAIR     UNREALIZED
DESCRIPTION OF SECURITIES                                VALUE      LOSSES    VALUE     LOSSES     VALUE      LOSSES
-------------------------                              ---------- ---------- -------- ---------- ---------- ----------
AS OF DECEMBER 31, 2011:
   U. S. governments.................................. $      881  $      1  $      7  $    --   $      888  $      1
   All other governments..............................    137,882     2,925        --       --      137,882     2,925
   States, territories and possessions................         --        --        --       --           --        --
   Political subdivisions of states, territories and
     possessions......................................         --        --    13,346    2,672       13,346     2,672
   Special revenue....................................     16,330       294    93,431   11,467      109,761    11,761
   Industrial and miscellaneous.......................  3,544,144   130,230   540,308   62,474    4,084,452   192,704
                                                       ----------  --------  --------  -------   ----------  --------
   TOTAL BONDS........................................  3,699,237   133,450   647,092   76,613    4,346,329   210,063
                                                       ----------  --------  --------  -------   ----------  --------
   Affiliated.........................................         --        --    26,287    3,921       26,287     3,921
   Non-affiliated.....................................      1,201       170        --       --        1,201       170
                                                       ----------  --------  --------  -------   ----------  --------
   Total common stocks................................      1,201       170    26,287    3,921       27,488     4,091
                                                       ----------  --------  --------  -------   ----------  --------
   Preferred stock....................................         --        --        --       --           --        --
                                                       ----------  --------  --------  -------   ----------  --------
   TOTAL STOCKS.......................................      1,201       170    26,287    3,921       27,488     4,091
                                                       ----------  --------  --------  -------   ----------  --------
   TOTAL BONDS AND STOCKS                              $3,700,438  $133,620  $673,379  $80,534   $4,373,817  $214,154
                                                       ==========  ========  ========  =======   ==========  ========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                        LESS THAN 12 MONTHS  12 MONTHS OR LONGER         TOTAL
                                                       --------------------- ------------------- ---------------------
                                                         FAIR     UNREALIZED  FAIR    UNREALIZED   FAIR     UNREALIZED
DESCRIPTION OF SECURITIES                                VALUE      LOSSES    VALUE     LOSSES     VALUE      LOSSES
-------------------------                              ---------- ---------- -------- ---------- ---------- ----------
As of December 31, 2010:
   U. S. governments.................................. $  194,316  $    364  $     --  $    --   $  194,316  $    364
   All other governments..............................     51,849       434        --       --       51,849       434
   States, territories and possessions................    231,797     6,401        --       --      231,797     6,401
   Political subdivisions of states, territories and
     possessions......................................    405,656    15,042     5,703      402      411,359    15,444
   Special revenue....................................  1,237,978    31,312    90,184   14,221    1,328,162    45,533
   Industrial and miscellaneous.......................  1,857,998    78,050    58,925    8,359    1,916,923    86,409
                                                       ----------  --------  --------  -------   ----------  --------
   TOTAL BONDS........................................  3,979,594   131,603   154,812   22,982    4,134,406   154,585
                                                       ----------  --------  --------  -------   ----------  --------
   Affiliated.........................................        918        27    11,698    3,485       12,616     3,512
   Non-affiliated.....................................         --        --        --       --           --        --
                                                       ----------  --------  --------  -------   ----------  --------
   Total common stocks................................        918        27    11,698    3,485       12,616     3,512
                                                       ----------  --------  --------  -------   ----------  --------
   Preferred stock....................................         --        --        --       --           --        --
                                                       ----------  --------  --------  -------   ----------  --------
   TOTAL STOCKS.......................................        918        27    11,698    3,485       12,616     3,512
                                                       ----------  --------  --------  -------   ----------  --------
   TOTAL BONDS AND STOCKS............................. $3,980,512  $131,630  $166,510  $26,467   $4,147,022  $158,097
                                                       ==========  ========  ========  =======               ========

The Company reported write-downs on its bond investments due to OTTI in fair value of $60,751, $217,924, and $220,241 in 2011, 2010 and 2009, respectively, and reported write-downs on its common and preferred stock investments due to OTTI in fair value of $1,784, $4,269, and $17,661 during 2011, 2010 and 2009, respectively.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


During 2011, 2010 and 2009, the Company reported the following write-downs on its joint ventures and partnership investments due to an OTTI in fair value:

FOR THE YEARS ENDED DECEMBER 31,                                                                 2011    2010     2009
--------------------------------                                                                ------- ------- --------
   Knowledge Universe Education, L.P........................................................... $13,237 $    -- $     --
   PineBridge Portable Alpha Fund SPC, solely on behalf of Class A--PineBridge Relative Value/
     S&P 500 Portfolio.........................................................................   3,891      --       --
   PineBridge Multi-Strategy Fund-of-Funds LLC, solely on behalf of PineBridge Volatility
     Arbitrage Onshore Series..................................................................   2,955      --       --
   AIG Africa Infrastructure Fund..............................................................   2,844      --       --
   Questor Partners Fund II, L.P...............................................................   2,810      --       --
   Matlin Patterson Global Opportunities Partners II, L.P......................................   2,707   8,699       --
   Doughty Hanson & Co. III, LP................................................................   2,427      --       --
   Warburg Pincus Equity Partners, LP..........................................................   2,383      --       --
   AIG Africa Infrastructure Mgmt Fund LLC.....................................................   2,134      --       --
   Carlyle Europe Partners, L.P................................................................   1,669      --       --
   PineBridge Asia Partners, L.P...............................................................   1,298      --       --
   General Atlantic Partners 82, L.P...........................................................   1,022      --       --
   Satellite Fund II, LP.......................................................................     342   4,382       --
   North Castle II.............................................................................      --   1,900       --
   The Good Steward Enhanced Fund, Ltd.........................................................      --   1,264       --
   Odyssey Investment Partners Funds, LP.......................................................      --   1,121       --
   Blackstone Firestone........................................................................      --      --   66,300
   Capvest Equity Partners, L.P................................................................      --      --   25,070
   KKR European Fund II, LP....................................................................      --      --   23,442
   Blackstone Distressed Securities Fund L.P...................................................      --      --   20,622
   Cisa NPL....................................................................................      --      --   10,408
   Copper River Partners, L.P. (fka: Rocker Partners)..........................................      --      --    8,652
   Blackstone Kalix Fund L.P...................................................................      --      --    7,876
   AIG French Prop FD (Eur)....................................................................      --      --    3,925
   Blackstone III..............................................................................      --      --    2,664
   Greystone Capital Partners I, L.P...........................................................      --      --    2,517
   Blackstone Real Estate Partners III, L.P....................................................      --      --    2,506
   Midocean Partners III.......................................................................      --      --    2,185
   Century Park Capital Partners II, L.P.......................................................      --      --    1,749
   Apollo IV LP................................................................................      --      --    1,546
   Greenwich Street Capital Partners, L.P......................................................      --      --    1,537
   The Second Cinven Fund......................................................................      --      --    1,352
   Items less than $1.0 million................................................................     623   1,187    9,665
                                                                                                ------- ------- --------
   TOTAL....................................................................................... $40,342 $18,553 $192,016
                                                                                                ======= ======= ========

Securities carried at book adjusted carrying value of $3,082,583 and $3,322,428 were deposited with regulatory authorities as required by law as of December 31, 2011 and 2010, respectively.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


During 2011, 2010 and 2009, included in NET INVESTMENT INCOME EARNED were investment expenses of $37,397, $13,003, and $9,235, respectively, and interest expense of $5, $5,328, and $9,292, respectively.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the assets or liabilities being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

The standard defines three "levels" based on observability of inputs available in the marketplace used to measure fair value. Such levels are:

    . Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

    . Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable at commonly quoted intervals.

    . Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

BONDS, COMMON STOCKS, PREFERRED STOCKS AND DERIVATIVES:

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company uses fair values for bonds, common stocks, preferred stocks and derivatives with NAIC ratings of 3 or below where fair value is less than amortized cost. When fair values are not available, fair values are obtained from third party pricing sources.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


The following tables present information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement per SSAP 100 as of December 31, 2011 and 2010:

                                      DECEMBER 31, 2011
                              ----------------------------------
                              LEVEL 1 LEVEL 2  LEVEL 3   TOTAL
                              ------- -------- -------- --------
               Bonds......... $   --  $143,589 $ 27,986 $171,575
               Common stocks.  2,236        --   77,500   79,736
               Derivatives...     --     2,509       --    2,509
                              ------  -------- -------- --------
               Total......... $2,236  $146,098 $105,486 $253,820
                              ======  ======== ======== ========

                                           DECEMBER 31, 2010
                                  ----------------------------------
                                  LEVEL 1  LEVEL 2  LEVEL 3   TOTAL
                                  ------- --------  ------- --------
           Bonds................. $   --  $  1,039  $21,436 $ 22,475
           Common stocks.........  4,933        --   77,500   82,433
           Derivatives liability.     --   (11,263)      --  (11,263)
                                  ------  --------  ------- --------
           Total................. $4,933  $(10,224) $98,936 $ 93,645
                                  ======  ========  ======= ========

The following tables present changes during 2011 and 2010 in Level 3 financial instruments measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in income during 2011 and 2010 related to the Level 3 financial instruments that remained in the balance sheet at December 31, 2011 and 2010:

                                                                                    UNREALIZED
                    BALANCE                           NET REALIZED AND UNREALIZED GAINS (LOSSES) PURCHASES, SALES,  BALANCE AT
                  BEGINNING OF              TRANSFERS GAINS (LOSSES) INCLUDED IN   INCLUDED IN      ISSUANCES,     DECEMBER 31,
                      YEAR     TRANSFERS IN    OUT       NET INVESTMENT INCOME       SURPLUS     SETTLEMENTS, NET      2011
                  ------------ ------------ --------- --------------------------- -------------- ----------------- ------------
Bonds............   $21,436      $28,000    $(22,375)           $(2,319)              $2,286           $958          $ 27,986
Common stocks....    77,500           --          --                 --                   --             --            77,500
Preferred stocks.        --           --          --                 --                   --             --                --
                    -------      -------    --------            -------               ------           ----          --------
Total............   $98,936      $28,000    $(22,375)           $(2,319)              $2,286           $958          $105,486
                    =======      =======    ========            =======               ======           ====          ========

                                                                                 UNREALIZED
                   BALANCE                         NET REALIZED AND UNREALIZED GAINS (LOSSES) PURCHASES, SALES,  BALANCE AT
                  BEGINNING              TRANSFERS GAINS (LOSSES) INCLUDED IN   INCLUDED IN      ISSUANCES,     DECEMBER 31,
                   OF YEAR  TRANSFERS IN    OUT       NET INVESTMENT INCOME       SURPLUS     SETTLEMENTS, NET      2010
                  --------- ------------ --------- --------------------------- -------------- ----------------- ------------
Bonds............ $ 91,515    $21,436    $(44,355)          $(37,890)             $54,372         $(63,642)       $21,436
Common stocks....   77,500         --          --                 --                   --               --         77,500
Preferred stocks.       --         --          --                 --                   --               --             --
                  --------    -------    --------           --------              -------         --------        -------
Total............ $169,015    $21,436    $(44,355)          $(37,890)             $54,372         $(63,642)       $98,936
                  ========    =======    ========           ========              =======         ========        =======

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


OTHER INVESTED ASSETS:

The Company initially estimates the fair value of investments in joint ventures and limited partnerships (predominately private limited partnerships and certain hedge funds) by reference to transaction price. Subsequently, the Company obtains the fair value of these investments generally from net asset value information provided by the general partner or manager of the investments, the financial statements of which are audited annually. The Company considers observable market data and performs due diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

The Company also measures the fair value of certain assets such as joint ventures and limited partnerships included in other invested assets on a non-recurring basis when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The following table presents information about other invested assets carried at fair value on a non-recurring basis and indicates the level of the fair value measurement per SSAP 100 as of December 31, 2011.

                                       DECEMBER 31, 2011
                               ---------------------------------
                               LEVEL 1 LEVEL 2 LEVEL 3   TOTAL
               Other invested
                 assets.......   $--   $6,381  $134,086 $140,467
                                 ---   ------  -------- --------
               Total..........   $--   $6,381  $134,086 $140,467
                                 ===   ======  ======== ========

LOAN-BACKED AND STRUCTURED SECURITIES:

There was no OTTI recorded during the year for loan-backed and structured securities due to the Company's intent to sell or its inability or lack of intent to hold such securities.

At December 31, 2011, the Company held loan-backed and structured securities for which it had recognized credit-related OTTI based on the fact that the present value of projected cash flows expected to be collected was less than the amortized cost of the securities.

BOOK/ADJUSTED CARRYING VALUE   PRESENT VALUE OF
AMORTIZED COST BEFORE CURRENT   PROJECTED CASH                  AMORTIZED COST AFTER
PERIOD OTTI                         FLOWS       RECOGNIZED OTTI         OTTI         FAIR VALUE
-----------------------------  ---------------- --------------- -------------------- -----------
        $ 2,080,817              $ 1,988,360       $ 92,457         $ 1,988,360      $ 1,652,677
        ============             ===========       ========         ===========      ===========

At December 31, 2011 and 2010, the Company held securities with unrealized losses (fair value is less than carrying value) for which OTTI had not been recognized in earnings as a realized loss. Such unrealized losses include securities with a recognized OTTI for non interest (i.e. credit) related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                    DECEMBER 31, 2011
                            -----------------------------------------------------------------
                             Less than 12 Months   12 Months or Longer          Total
                            --------------------- --------------------- ---------------------
                                       Unrealized            Unrealized            Unrealized
Description of Securities   Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------   ---------- ---------- ---------- ---------- ---------- ----------
Loan-backed and Structured
  Securities............... $3,008,063  $132,629   $357,148   $23,821   $3,365,211  $156,450
                            ----------  --------   --------   -------   ----------  --------
Total temporarily impaired
  securities............... $3,008,063  $132,629   $357,148   $23,821   $3,365,211  $156,450
                            ==========  ========   ========   =======   ==========  ========

                                                    DECEMBER 31, 2010
                            -----------------------------------------------------------------
                             Less than 12 Months   12 Months or Longer          Total
                            --------------------- --------------------- ---------------------
                                       Unrealized            Unrealized            Unrealized
Description of Securities   Fair Value   Losses   Fair Value   Losses   Fair Value   Losses
-------------------------   ---------- ---------- ---------- ---------- ---------- ----------
Loan-backed and Structured
  Securities............... $1,772,806  $ 75,479   $ 46,490   $ 8,344   $1,819,296  $ 83,823
                            ----------  --------   --------   -------   ----------  --------
Total temporarily impaired
  securities............... $1,772,806  $ 75,479   $ 46,490   $ 8,344   $1,819,296  $ 83,823
                            ==========  ========   ========   =======   ==========  ========

In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

During 2010, the Company and certain of its affiliated insurance companies purchased various series of Class A Notes from Metropolis II, LLC
(Metropolis). Each series of notes issued by Metropolis are collateralized by a single asset backed security (or in one series, four asset backed securities), primarily, collateralized loan obligations.

The Class A Notes were created as part of securitization transactions during 2010, in which the collateral was transferred to Metropolis by AIG Financial Products Corp. (AIG-FP), an affiliate of the Company, through one of AIG-FP's wholly-owned subsidiaries. In exchange for the underlying collateral, AIG-FP and its wholly-owned subsidiary received cash equal in amount to the purchase price of the Class A Notes and Class B Notes issued by Metropolis as part of the series.

The Company's and its affiliated insurance companies' participation in the purchase of Class A Notes during 2010 is as follows (par and purchase price each converted to US dollars as of the acquisition date):

                                        PAR PURCHASED PURCHASE PRICE
           COMPANY                      ------------- --------------
           National Union..............  $  852,455     $  808,335
           American Home...............     423,421        402,213
           C&I.........................     275,223        261,438
           Lexington Insurance Company.     423,421        402,213
           Chartis Select Insurance
             Company...................     275,223        261,438
                                         ----------     ----------
              Total....................  $2,249,743     $2,135,637
                                         ==========     ==========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


Of the thirteen Class A Notes issued by Metropolis and purchased by the Company and its affiliates, eight series are denominated in euros, the same currency as the collateral underlying that series. The Company and each of the affiliated insurance companies participating in the transactions entered into cross-currency swaps with AIG Markets, Inc. to hedge the foreign currency risk associated with the euro-denominated Class A Notes.

Pursuant to the Company's cross-currency swaps, the Company will periodically make payments in euros in exchange for a receipt of a payment in US dollars on fixed dates and fixed exchange rates. The Company is therefore exposed under this type of contract to fluctuations in value of the swaps due to changes in exchange rates. This exposure in the value of euro payments offsets the Company's exposure to changes in the value of euro receipts on the Metropolis Class A Notes discussed above.

Credit Risk: The current credit exposure of the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral.

Cash Requirements: The Company is not subject to collateral requirements on the cross-currency swaps. On swap payment dates, the Company is required to make a payment in euros equal to the amount of euros physically received on the Metropolis Class A Notes.

The Company has determined that the cross-currency swaps do not qualify for hedge accounting under the criteria set forth in SSAP No. 86, entitled ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING TRANSACTIONS. As a result, the Company's swap agreements are accounted for at fair value and the changes in fair value are recorded as unrealized gains or unrealized losses in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS.

The initial notional amount of each swap matched the par amounts of Class A Notes purchased. The notional amount on these swaps reduces over time, to match reductions in the par amounts of the related Class A Notes owned by the Company and its affiliates (e.g., resulting from principal repayments or sales). The aggregate outstanding notional amount of the swaps as of December 31, 2011 and 2010 was EUR 1,080,300 and EUR 1,252,015, respectively.

The following tables summarize the realized and unrealized capital gains or losses, the notional amounts and the fair values of the cross-currency swaps held by the Company and its affiliates as of and for the years ended December 31, 2011 and 2010:

                                AS OF DECEMBER 31, 2011       YEAR ENDED DECEMBER 31, 2011
                             ------------------------------ --------------------------------
                                                                               UNREALIZED
                               OUTSTANDING   ESTIMATED FAIR REALIZED CAPITAL CAPITAL GAINS /
                             NOTIONAL AMOUNT     VALUE      GAINS / (LOSSES)    (LOSSES)
                             --------------- -------------- ---------------- ---------------
COMPANY
National Union.............. (Euro)  434,192     $2,509         $ (7,961)        $2,509
American Home...............         195,790      1,690           (4,985)         1,690
C&I.........................         127,264      1,148           (2,789)         1,148
Lexington Insurance Company.         195,790      1,690           (4,291)         1,690
Chartis Select Insurance
  Company...................         127,264      1,148           (2,789)         1,148
                             ---------------     ------         --------         ------
   Total.................... (Euro)1,080,300     $8,185         $(22,815)        $8,185
                             ===============     ======         ========         ======

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                AS OF DECEMBER 31, 2010       YEAR ENDED DECEMBER 31, 2010
                             -----------------------------  -------------------------------
                                                                               UNREALIZED
                               OUTSTANDING   ESTIMATED FAIR REALIZED CAPITAL CAPITAL GAINS /
                             NOTIONAL AMOUNT     VALUE      GAINS / (LOSSES)    (LOSSES)
                             --------------- -------------- ---------------- ---------------
COMPANY
National Union.............. (Euro)  493,005    $(11,263)        $2,580         $(11,263)
American Home...............         230,003      (4,250)           913           (4,250)
C&I.........................         149,502      (2,762)           593           (2,762)
Lexington Insurance Company.         230,003      (4,250)           913           (4,250)
Chartis Select Insurance
  Company...................         149,502      (2,762)           593           (2,762)
                             ---------------    --------         ------         --------
   Total.................... (Euro)1,252,015    $(25,287)        $5,592         $(25,287)
                             ===============    ========         ======         ========

The Company owns junior and senior notes issued by Fieldstone Securitization I LLC, a wholly-owned subsidiary of Quartz Holdings LLC ("Quartz"). Quartz is an affiliate of the Company and a wholly-owned subsidiary of Chartis U.S. The Company does not have a controlling interest in Fieldstone Securitization I LLC. The Commissioner has approved that the notes be characterized as non-affiliate debt investments for financial reporting purposes. The junior and senior notes are classified as bonds. During 2011 and 2010, the Company recognized $112,394 and $112,978 of interest income on these bonds, respectively. As of December 31, 2011 the Company's carrying value in the junior and senior bonds was $220,968 and $1,426,168, respectively and as of December 31, 2010 the carrying values were $211,560 and $1,426,168, respectively. During 2010, the Company recorded an impairment loss of $25,560 and $56,206 on the junior and senior bonds, respectively, as at that time the Company intended to sell a portion of the bonds to a third party, prior to a recovery in value. That sale was not completed, however, and the Company is no longer pursuing such a sale.

On February 12, 2010, the Company acquired junior and senior notes of $210,000 and $474,000 respectively from Fieldstone Securitization II LLC, a wholly-owned subsidiary of Quartz. The Company does not have a controlling interest in Fieldstone Securitization II LLC. The junior and senior notes were issued with a maturity date of January 25, 2040, and stated interest rates of 11 percent and 7.75 percent, respectively. In connection with the issuance of the notes, Graphite Management LLC (Graphite) used a portion of the proceeds to repay $834,384 to the Company in connection with an existing liquidity facility between the two parties. On December 9, 2010 Fieldstone Securitization II LLC redeemed the junior notes and senior notes at par plus accrued interest. In connection with this redemption, Graphite borrowed $480,899 from the Company under an existing liquidity facility, which was then contributed by Quartz into Fieldstone Securitization II LLC to provide sufficient cash to repay the outstanding balance of the notes without requiring sale of the securitized assets. Over the course of 2010, the Company recognized interest expense on the Fieldstone Securitization II LLC notes of $49,654.

                             PURCHASE PRICE   NET INVESTMENT INCOME
                             JUNIOR   SENIOR   (INTEREST EXPENSE)
            COMPANY         -------- -------- ---------------------
            National Union. $210,000 $474,000       $(49,654)
            New Hampshire..       --   67,000         (4,284)
            ISOP...........       --   67,000         (4,284)
            Chartis PC.....       --   67,000         (4,284)
                            -------- --------       --------
               Total....... $210,000 $675,000       $(62,506)
                            ======== ========       ========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


Securities Lending

During the third quarter of 2011, the Company entered into financing transactions using municipal bonds to support statutory capital by generating taxable income. In these transactions, certain available for sale high grade municipal bonds were loaned to counterparties, primarily commercial banks and brokerage firms, who receive the tax-exempt income from the bonds. No foreign securities are loaned. In return, the counterparties are required to pay the Company an income stream equal to the bond coupon of the loaned securities, plus a fee. To secure their borrowing of the securities, counterparties are required to post liquid collateral (such as high quality fixed maturity securities and cash) equal to at least 102 percent of the fair value of the loaned securities to third-party custodians for the Company's benefit in the event of default by the counterparties. The collateral is maintained in a third-party custody account and is trued-up daily based on daily fair value measurements from a third-party pricing source. If at any time the fair value of the collateral, inclusive of accrued interest thereon, falls below 102 percent of the fair value of the securities loaned, the Company can demand that the counterparty deliver additional collateral to restore the initial 102 percent collateral requirement. The Company is contractually prohibited from reinvesting any of the collateral it received, including cash collateral, for its securities lending activity. Accordingly, the securities lending collateral is not reported on the Company's balance sheet in accordance with SSAP No. 91R, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES (SSAP 91R). The Company has not pledged any of its assets as collateral. Consequently, the collateral is considered "off balance sheet". The aggregate amount of cash collateral received as of December 31, 2011, inclusive of accrued interest, is $908,778. The aggregate fair value of securities on loan is $865,237.

NOTE 4 - RESERVES FOR LOSSES AND LAE

A reconciliation of the Company's reserves for losses and LAE as of December 31, 2011, 2010 and 2009 is set forth in the table below:

                                                    2011          2010          2009
                                                ------------  ------------  ------------
RESERVES FOR LOSSES AND LAE, END OF PRIOR YEAR  $ 14,214,768  $ 13,570,308  $ 13,354,448
Incurred losses and LAE related to:
   Current accident year.......................    4,007,752     3,810,777     4,412,647
   Prior accident years........................      353,140     1,898,037     1,115,434
                                                ------------  ------------  ------------
       TOTAL INCURRED LOSSES AND LAE...........    4,360,892     5,708,814     5,528,081
                                                ------------  ------------  ------------
Paid losses and LAE related to:
   Current accident year.......................   (1,220,029)   (1,091,835)   (1,360,823)
   Prior accident years........................   (5,012,673)   (3,972,519)   (3,951,398)
                                                ------------  ------------  ------------
       TOTAL PAID LOSSES AND LAE...............   (6,232,702)   (5,064,354)   (5,312,221)
                                                ------------  ------------  ------------
RESERVES FOR LOSSES AND LAE, AS OF
  DECEMBER 31,................................. $ 12,342,958  $ 14,214,768  $ 13,570,308
                                                ============  ============  ============

During 2011, the Company ceded $1,754,629 of its net asbestos and Excess Workers Compensation reserves to Eaglestone Reinsurance Company (Eaglestone) resulting in a decrease to net reserves. For 2011, the Company reported adverse loss and LAE reserve development of $353,140, including accretion of loss reserve discount, of

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

$119,867. The adverse development was mostly attributable to Primary Casualty, Specialty Workers Compensation, and the Environmental classes of business partially offset by favorable development of Financial Lines and Excess Casualty classes of business. Catastrophe losses of $179,740 were also included in the Company's incurred losses and LAE. As discussed in Note 5, the restructure of the foreign branch operations resulted in a decrease of $47,147 of the reserves during 2011.

Following completion of its 2010 annual comprehensive loss reserve review, the Company recorded a $1,590,300 reserve charge for the fourth quarter of 2010 to strengthen loss reserves, reflecting adverse development on prior accident years in classes of business with long reporting tails. Four classes -- Asbestos, Excess Casualty, Excess Workers' Compensation, and primary Workers' Compensation -- comprised approximately 80 percent of the total charge. The majority of the reserve strengthening relates to development in accident years 2005 and prior. These adjustments reflected management's current best estimate of the ultimate value of the underlying claims. These liabilities are necessarily subject to the impact of future changes in claim severity and frequency, as well as numerous other factors. Although the Company believes that these estimated liabilities are reasonable, because of the extended period of time over which such claims are reported and settled, the subsequent development of these liabilities in future periods may not conform to the assumptions inherent in their determination and, accordingly, may vary materially from the amounts previously recorded. To the extent actual emerging loss experience varies from the current assumptions used to determine these liabilities, they will be adjusted to reflect actual experience. Such adjustments, to the extent they occur, will be reported in the period recognized. AIG continues to monitor these liabilities and will take active steps to mitigate future adverse development. Additionally, during 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty Insurance Company (Chartis Specialty) resulting in a net decrease in reserves of $1,245,735, offset by an increase of $838,815 from its commutation of a multi-year reinsurance agreement with American International Reinsurance Company, Ltd. (AIRCO). Refer to Note 6.

For 2009, the Company experienced significant adverse loss and LAE reserve development, including accretion of loss reserve discount. The adverse development was almost entirely attributable to the Excess Casualty and Excess Workers' Compensation classes of business. The Company modified its loss development assumptions for each of these classes of business in 2009 in response to the higher than expected loss emergence.

The Company and some of its affiliates have continued their strategy that started in 2010 to improve the allocation of their reinsurance between traditional reinsurance markets and capital markets. As part of this strategy, they have secured $1.45 billion in protection for U.S. hurricanes and earthquakes through three separate catastrophe bond transactions. In 2011, they secured $575 million in a bond transaction and in 2010, $875 million through two separate bond transactions. These bond transactions in 2011 and 2010 reduced net premiums written by approximately $76,443 and $78,943, respectively.

As of December 31, 2011, 2010 and 2009, the Company's reserves for losses and LAE have been reduced by anticipated salvage and subrogation of $186,051, $179,101, and $176,082, respectively. In addition, as of December 31, 2011 and 2010, the Company recorded $0 and $53,200, respectively, of salvage from a related party as a direct reduction of outstanding reserves.

As of December 31, 2011, 2010 and 2009, the Company's reserves for losses and LAE have been reduced by credits for reinsurance recoverable of $6,161,031, $4,481,518, and $5,508,465, respectively (exclusive of inter-company pooling).

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


ASBESTOS AND ENVIRONMENTAL RESERVES

The Company continues to receive indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

The Company's environmental exposure arises from the sale of general liability, product liability or commercial multi-peril liability insurance, or by assumption of reinsurance within these lines of business.

The Company estimates the full impact of the asbestos and environmental exposure by establishing case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


The Company's asbestos and environmental related loss and LAE reserves (including case & IBNR reserves) for the years ended December 31, 2011, 2010 and 2009, gross and net of reinsurance credits, are as follows:

                                               ASBESTOS LOSSES               ENVIRONMENTAL LOSSES
                                      ---------------------------------  ----------------------------
                                         2011        2010        2009      2011      2010      2009
                                      ----------  ----------  ---------  --------  --------  --------
DIRECT:
Loss and LAE reserves, beginning of
  year............................... $1,621,783  $  940,130  $ 955,576  $ 71,689  $ 93,470  $111,308
   Incurred losses and LAE...........    (59,457)    864,175    185,330     9,184     5,423    (3,945)
   Calendar year paid losses and LAE.   (136,475)   (182,522)  (200,776)  (21,922)  (27,204)  (13,893)
                                      ----------  ----------  ---------  --------  --------  --------
LOSS AND LAE RESERVES, END OF YEAR    $1,425,851  $1,621,783  $ 940,130  $ 58,951  $ 71,689  $ 93,470
                                      ==========  ==========  =========  ========  ========  ========
ASSUMED:
Loss and LAE reserves, beginning of
  year............................... $  162,963  $   90,732  $  91,172  $  5,780  $  6,063  $  5,358
   Incurred losses and LAE...........     28,268      91,861     (1,601)    1,456     1,125       905
   Calendar year paid losses and LAE.    (20,522)    (19,630)     1,161    (1,295)   (1,408)     (200)
                                      ----------  ----------  ---------  --------  --------  --------
LOSS AND LAE RESERVES, END OF YEAR    $  170,709  $  162,963  $  90,732  $  5,941  $  5,780  $  6,063
                                      ==========  ==========  =========  ========  ========  ========
NET OF REINSURANCE:
Loss and LAE reserves, beginning of
  year............................... $  774,116  $  415,105  $ 437,834  $ 44,013  $ 51,470  $ 60,851
   Incurred losses and LAE...........     49,204     445,497     57,182     8,853     7,350     1,900
   Calendar year paid losses and LAE.   (823,320)    (86,486)   (79,911)  (12,136)  (14,807)  (11,281)
                                      ----------  ----------  ---------  --------  --------  --------
LOSS AND LAE RESERVES, END OF YEAR... $       --  $  774,116  $ 415,105  $ 40,730  $ 44,013  $ 51,470
                                      ==========  ==========  =========  ========  ========  ========

The amount of ending reserves for Bulk and IBNR included in the table above for Asbestos and Environmental losses is as follows:

                                  ASBESTOS LOSSES         ENVIRONMENTAL LOSSES
                            ---------------------------- ----------------------
                              2011      2010      2009    2011   2010    2009
                            -------- ---------- -------- ------ ------- -------
 Direct basis.............. $908,718 $1,190,502 $531,709 $9,434 $18,842 $30,707
 Assumed reinsurance basis.  106,903    124,980   44,255    433     416     549
 Net of ceded reinsurance
   basis...................       --    582,792  234,033  4,741   9,023  14,852

The amount of ending reserves for LAE included in the table above for Asbestos and Environmental losses is as follows:

                                   ASBESTOS LOSSES      ENVIRONMENTAL LOSSES
                              ------------------------- ---------------------
                                2011     2010    2009    2011   2010   2009
                              -------- -------- ------- ------ ------ -------
   Direct basis.............. $103,923 $132,278 $59,079 $4,043 $8,075 $13,160
   Assumed reinsurance basis.    9,839    8,084   7,398     96     92     173
   Net of ceded reinsurance
     basis...................       --   58,952  28,484  3,788  3,780   6,302

Management believes that the reserves carried for the asbestos and environmental claims at December 31, 2011 are adequate as they are based on known facts and current law. The Company continues to receive claims asserting

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter collectively referred to as environmental claims) and indemnity claims asserting injuries from asbestos. Estimation of asbestos and environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques.

Asbestos Loss Portfolio Transfer

On March 31, 2011, the Company and certain other Chartis affiliated insurers (collectively, the Chartis Reinsureds) entered into a loss portfolio transfer reinsurance agreement (Asbestos Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone. Under the Asbestos Reinsurance LPT, the Chartis Reinsureds transferred all of their net (net of discount and net of external reinsurance) U.S. asbestos liabilities to Eaglestone. The Chartis Reinsureds made a payment of $2,790,351 to Eaglestone (representing the net carrying value of their asbestos reserves) and Eaglestone agreed to provide coverage up to an aggregate limit of $5,000,000 on the assumed asbestos portfolio. The share of the net reserves (and payment) assumed by Eaglestone from each of Chartis Reinsureds is presented below.

Eaglestone and the Chartis Reinsureds received the required regulatory approvals to enter into the Asbestos Reinsurance LPT. The transaction closed and settled on May 13, 2011. Eaglestone and the Chartis Reinsureds recorded the transaction as prospective reinsurance in accordance with SSAP 62R.

On June 17, 2011, Eaglestone and the Chartis Reinsureds completed a transaction, effective as of January 1, 2011, with National Indemnity Company
(NICO), a subsidiary of Berkshire Hathaway Inc., under which the bulk of the Chartis Reinsureds' U.S. asbestos liabilities that were assumed by Eaglestone under the Asbestos Reinsurance LPT were transferred through a reinsurance agreement by Eaglestone to NICO. The transaction with NICO covers potentially volatile U.S.-related asbestos exposures. The NICO transaction does not cover asbestos accounts that the Chartis reinsureds believe have already been reserved to their limit of liability or certain other ancillary asbestos exposures of Chartis affiliates.

In addition to its assumption of the subject asbestos liabilities and as included as part of its liability under the reinsurance agreement with Eaglestone, NICO assumed the collection risk on the Chartis Reinsureds' third party reinsurance recoverables with respect to the asbestos reserves NICO assumed. With the concurrence of the PA DOI, the Company's provision for reinsurance recoverable both paid and unpaid has been reduced by $86,591 to reflect the transfer to an authorized reinsurer of the collection risk on certain of the Chartis companies' asbestos related third party reinsurance recoverable. This credit is reflected in the "Other allowed offset items" column of the Schedule of Reinsurance of the Company's 2011 Annual Statement.

Excess Workers' Compensation Loss Portfolio Transfer

On March 31, 2011, the Admitted Pool members entered into a loss portfolio transfer agreement (Excess Workers' Compensation Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone to transfer $2,720,102 of net excess workers' compensation liabilities to Eaglestone on a funds withheld basis. Eaglestone established an initial funds withheld asset in the aggregate of $2,720,102 and agreed to provide coverage up to an aggregate limit of $5,500,000 on the assumed exposures. Eaglestone will earn interest of 4.25 percent per annum on the funds withheld balance. The Company's funds held balance including accrued interest was $904,459 at December 31, 2011. This was considered a non cash transaction in the statement of cash flow. The share of the net reserves assumed by Eaglestone from each of the Chartis Reinsureds is presented below:

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                       EXCESS
                                      ASBESTOS LOSS   WORKERS'
     COMPANY                            TRANSFER    COMPENSATION   TOTAL
     -------                          ------------- ------------ ----------
     ADMITTED POOL COMPANIES:
        National Union...............  $  827,363    $  927,266  $1,754,629
        American Home................     783,818     1,092,875   1,876,693
        C&I..........................     239,500       333,934     573,434
        Chartis PC...................     108,863       122,009     230,872
        New Hampshire................     108,863       122,009     230,872
        ISOP.........................     108,863       122,009     230,872
                                       ----------    ----------  ----------
     TOTAL ADMITTED POOL COMPANIES     $2,177,270    $2,720,102  $4,897,372
                                       ==========    ==========  ==========

     SURPLUS LINES POOL COMPANIES:
        Lexington Insurance Company..  $  261,997    $       --  $  261,997
        Chartis Select Insurance
          Company....................      67,370            --      67,370
        Chartis Specialty Insurance
          Company....................      37,428            --      37,428
        Landmark Insurance Company...       7,486            --       7,486
                                       ----------    ----------  ----------
     TOTAL SURPLUS LINES POOL
       COMPANIES.....................  $  374,281    $       --  $  374,281
                                       ==========    ==========  ==========

     CHARTIS INTERNATIONAL:
        Chartis Overseas Ltd.........  $  212,400    $       --  $  212,400
        Other........................      26,400            --      26,400
                                       ----------    ----------  ----------
     TOTAL CHARTIS INTERNATIONAL.....  $  238,800    $       --  $  238,800
                                       ==========    ==========  ==========
     GRAND TOTAL.....................  $2,790,351    $2,720,102  $5,510,453
                                       ==========    ==========  ==========

NOTE 5 - RELATED PARTY TRANSACTIONS

A. ADMITTED POOLING AGREEMENT

   The Company, as well as certain other insurance affiliates, is a party to an inter-company reinsurance pooling agreement. In accordance with the terms and conditions of this agreement, the member companies cede all direct and assumed business (except that of the Japan branch of American Home) to the Company (the lead pooling participant). In turn, each pooling participant receives from the Company their percentage share of the pooled business.

   The Company's share of the pool is 38.0 percent. Accordingly, premiums earned, losses and LAE incurred, and other underwriting expenses, as well as related assets and liabilities, in the accompanying financial statements emanate from the Company's percentage participation in the pool.

   A list of all pooling participants and their respective participation percentages is set forth in Note 1.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


B. CHARTIS OVERSEAS ASSOCIATION POOLING ARRANGEMENT

   AIG formed the Association, a Bermuda unincorporated association, in 1976, as the pooling mechanism for AIG's international general insurance operations. In exchange for membership in the Association at the assigned participation, the members contributed capital in the form of cash and other assets, including rights to future business written by international operations owned by the members. The legal ownership and insurance licenses of these international branches remain in the name of New Hampshire, American Home, and the Company. On an annual basis the Association files audited financial statements with the New York State Department of Financial Services (NY DFS) that have been prepared in accordance with accounting practices prescribed or permitted by the State of New York (NY SAP).

   At the time of forming the Association, the member companies entered into an open-ended reinsurance agreement, cancelable with six months written notice by any member. The reinsurance agreement governs the insurance business pooled in the Association. The initial participation established was subsequently amended for profits and losses for each year derived from reinsurance of risks situated in Japan (excluding certain Japanese situs risks). The participation for Japanese and non-Japanese business underwritten via the Association is set forth in the table below:

                                                  INITIAL       PARTICIPATION
                                      NAIC CO. PARTICIPATION PERCENT SPECIFIC TO
MEMBER COMPANY                          CODE      PERCENT        JAPAN RISK
--------------                        -------- ------------- -------------------
Chartis Overseas Limited.............      -       67.0%            85.0%
Commercial Pool member companies, as
  follows:...........................      -       33.0%            15.0%
   New Hampshire.....................  23841       12.0%            10.0%
   The Company.......................  19445       11.0%             5.0%
   American Home.....................  19380       10.0%             0.0%
                                       =====       ====             ====

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   In accordance with the Admitted Pooling Agreement, the Admitted Pool member companies' participation in the Association is pooled among all Admitted Pool members proportional to their participation in the Admitted Pool. The Company's participation in the Association after the application of its participation in the Admitted Pooling Agreement has been presented in the accompanying financial statements as follows:

         AS OF DECEMBER 31,                          2011       2010
         ------------------                       ---------  ---------
         Assumed reinsurance premiums receivable.   125,964     80,066
         Funds held by ceding reinsurers.........    44,019     13,171
         Reinsurance recoverable.................    35,957     44,411
         Equities in underwriting pools and
           associations..........................   281,764    575,123
                                                  ---------  ---------
         TOTAL ASSETS............................ $ 487,704  $ 712,771
                                                  ---------  ---------
         Loss and LAE reserves...................   553,856    596,272
         Unearned premium reserves...............   218,483    246,029
         Funds held..............................    10,721     13,762
         Ceded balances payable..................    51,022     64,698
         Assumed reinsurance payable.............    56,493     46,534
                                                  ---------  ---------
         TOTAL LIABILITIES....................... $ 890,575  $ 967,295
                                                  ---------  ---------
         TOTAL SURPLUS........................... $(402,871) $(254,524)
                                                  =========  =========

   As of December 31, 2011, the Association reported an asset of $2,401,126 representing the value of subsidiaries and affiliated entities (SCAs). As of December 31, 2011, Chartis Europe S.A. represented $1,748,890 and Chartis UK Holdings represented $542,447, respectively, of this total SCA asset.

   The Company's reporting of its interest in the Association's SCA entities is consistent with the reporting of its interest in the Association and the Admitted Pooling Agreement. At December 31, 2011 the Company's interest in the Association's SCA entities was $301,101 and has been reported as a component of EQUITIES IN UNDERWRITING POOLS AND ASSOCIATIONS.

   As part of its efforts to simplify the legal entity structure, enhance transparency and streamline financial visibility, Chartis continued to restructure the foreign branch operations of the Admitted Pool members. Generally, the results of these foreign branch operations, with the exception of American Home's Japan and former Canadian branches, have historically been reported as part of the operations of the Association by its member companies consistent with the accounting for the Admitted Pooling Agreement, the Admitted Pool. The U.S. member companies of the Association pooled their 33 percent participation with the remaining members of the Admitted Pool.

   On January 1, 2011, American Home transferred the existing business of its Singapore Branch to Chartis Singapore Insurance PTE Ltd. (Chartis Singapore) an indirect wholly owned subsidiary of Chartis International, LLC. American Home also transferred the in force business of its Australia and New Zealand branches to new legal entities formed in those jurisdictions, effective March 1, 2011 and December 1, 2011 respectively. With an effective date of December 1, 2011, American Home also transferred the in force business of its Cyprus and Malta branches to newly formed branches of Chartis Insurance UK Limited (Chartis UK). New Hampshire transferred

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   its in force business of its Philippines branch to Chartis Philippines Insurance Inc., a subsidiary of Chartis Singapore, effective December 1, 2011.

   On December 1, 2011, Chartis Insurance Ireland Limited (CIIL) merged into Chartis UK (n/k/a Chartis Europe Limited). Upon merger, business previously written by CIIL will be written by a newly registered Irish branch of Chartis UK. In connection with this restructuring, certain inter-company reinsurance agreements between CIIL and the Association members were novated to Chartis UK Ireland Branch and repaneled. On that same date, Chartis UK Ireland Branch entered into a quota share and a combined working and catastrophe excess of loss reinsurance agreement directly with the Association members.

   During 2011, the largest restructuring were completed at Chartis Singapore, the Australia branch and the Hong Kong branches. These branches had total assets of $2,315,692 and liabilities of $1,322,618.

   Effective December 1, 2010, the in force business of the Hong Kong branches of the Company, American Home and New Hampshire was transferred to Chartis Insurance Hong Kong Limited, a subsidiary of Chartis Overseas Limited, under
   Section 25D of the Hong Kong Insurance Companies Ordinance. Consistent with the 2011 transactions, this transaction was recorded by the Admitted Pool members in calendar year 2011 with the approval of NY DFS and PA DOI.

   The Association's fiscal year end is November 30th. Although the fiscal year end for the members of the Admitted Pool is December 31, their financial statements have historically and consistently reported the results of their participation in the Association as of the Association's fiscal year end. In order to achieve consistency in their financial reporting, the Admitted Pool members have received approval from the NY DFS and the PA DOI to record the above referenced December 1, 2011 restructuring activities, including the reinsurance transactions associated with the restructuring of Chartis Ireland operations, in their 2012 statutory financial statements. These transactions are not expected to have a material impact on the Company's financial statements.

C. GUARANTEE ARRANGEMENTS

   The Company issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities of any kind arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies, as disclosed in
   Note 11.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


D. INVESTMENTS IN AFFILIATES

   As of December 31, 2011 and 2010, the Company's common stock investments with its affiliates together with the related change in unrealized appreciation were as follows:

                                         AFFILIATE   ACTUAL   CARRYING VALUE    CHANGE IN
                                         OWNERSHIP    COST    AT DECEMBER 31, CARRYING VALUE
AFFILIATED INVESTMENT                     PERCENT     2011         2011            2011
---------------------                    --------- ---------- --------------- --------------
Common stocks:
AIG Lodging Opportunities, Inc..........   100.0%  $    3,234   $    3,930       $    785
Chartis Select Insurance Company........   100.0%     442,228    1,975,192        156,344
Mt. Mansfield Co. Inc...................   100.0%      88,357       82,119          9,257
National Union Fire Ins. Company of Vt..   100.0%      12,530       11,858        (53,546)
Chartis Specialty Insurance Company.....    70.0%     208,138      598,123         60,975
Lexington Insurance Company.............    70.0%     643,111    4,075,918        183,608
Pine Street Real Estate Holding Corp....    22.1%       2,973        1,656            159
American International Realty, Inc......    22.0%       9,931       25,209         (4,476)
Eastgreen, Inc..........................     9.7%      14,705       12,773          5,717
Spruce Peak Realty LLC..................     1.0%         953          953             35
                                           -----   ----------   ----------       --------
   TOTAL COMMON STOCKS-AFFILIATES.......           $1,426,160   $6,787,731       $358,858
                                           =====   ==========   ==========       ========

                                             AFFILIATE   ACTUAL   CARRYING VALUE    CHANGE IN
                                             OWNERSHIP    COST    AT DECEMBER 31, CARRYING VALUE
AFFILIATED INVESTMENT                         PERCENT     2010         2010            2010
---------------------                        --------- ---------- --------------- --------------
Common stocks:
AIG Lodging Opportunities, Inc..........       100.0%  $    3,234   $    3,145      $   1,722
Chartis Select Insurance Company........       100.0%     442,228    1,818,848         92,555
Mt. Mansfield Co. Inc...................       100.0%      76,018       72,862         22,429
National Union Fire Ins. Company of La.. (b)   100.0%          --           --         (7,394)
National Union Fire Ins. Company of Vt..       100.0%      41,000       65,404          4,439
Chartis Specialty Insurance Company.....        70.0%     208,138      537,148         49,174
Lexington Insurance Company.............        70.0%     631,112    3,892,310        261,175
Pine Street Real Estate Holding Corp....        22.1%       2,973        1,497            (40)
American International Realty, Inc......        22.0%       9,912       29,685         15,228
Eastgreen, Inc..........................         9.7%       8,976        7,056             97
Spruce Peak Realty LLC..................         1.0%         945          918            694
Chartis Claims, Inc..................... (a)     0.0%          --           --        (55,461)
United Guaranty Corporation............. (c)     0.0%          --           --       (804,829)
                                         --    -----   ----------   ----------      ---------
   TOTAL COMMON STOCKS--AFFILIATES......               $1,424,536   $6,428,873      $(420,211)
                                         ==    =====   ==========   ==========      =========

(a)As referenced in Note 5E, the Company transferred its ownership in Chartis Claims, Inc to Chartis U.S. Inc.
(b)As referenced in Note 5E, National Union Fire Insurance Company of Louisiana was merged into the Company.
(c)As referenced in Note 5E, the Company transferred its interest in United Guaranty Corporation to AIG.

The remaining equity interest in these investments is owned by other affiliated companies, which are wholly-owned by the Ultimate Parent.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   Lexington Insurance Company's (Lexington) admitted assets, liabilities and capital and surplus as of December 31, 2011 and 2010 and net income for the years ended December 31, 2011 and 2010 are set forth below:

                                           2011        2010
                                        ----------- -----------
                 Total admitted assets. $18,894,006 $18,631,448
                 Total liabilities.....  13,071,267  13,097,341
                 Total capital and
                   surplus.............   5,822,739   5,534,107
                 Net income............     325,630     312,190
                                        ----------- -----------

   On December 31, 2009, National Union acquired a 100 percent interest in Mt. Mansfield/Spruce Peak Realty. As part of this transaction, the Company established negative goodwill in the amount of $125,565. This amount is being amortized over 10 years. Additionally, as part of the transaction Chartis, Inc. has committed to pay a percentage of the positive cash flows from Mt. Mansfield to the Ultimate Parent.

   The Company, with the approval of PA DOI, reflected the redemption of its investment in the Series A preferred shares of AIG Capital Corporation (Issuer) as a Type 1 subsequent event in the 2009 financial statements. On February 19, 2010, the Company received $2 billion from the Issuer as consideration for the redemption as well as $38,333 representing accrued dividends for the 4th quarter of 2009 and 1st quarter of 2010 through the settlement date. The proceeds received from the redemption and the accrued dividends through December 31, 2009 had been reported as part of the balance sheet account "Receivable from parent, subsidiaries and affiliates".

   The Company has ownership interests in certain affiliated real estate holding companies. From time to time, the Company may own investments in partnerships across various other AIG affiliated entities with a combined percentage greater than 10.0 percent. As of December 31, 2011 and 2010, the Company's total investments in partnerships with affiliated entities where AIG's interest was greater than 10.0 percent amounted to $1,020,054 and $2,283,464, respectively.

E. RESTRUCTURING

   DOMESTIC OPERATIONS

   As discussed in Note 6, effective January 1, 2010 and April 1, 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty and a multiyear reinsurance agreement with AIRCO, respectively. The Company recorded its share of these transactions based upon its stated pool percentage.

   As a result of a transaction which closed on February 24, 2011 but was effective December 31, 2010; (i) all of the outstanding shares of United Guaranty Corporation (UGC) owned by the Company and two other insurance company subsidiaries of Chartis U.S., Inc. (Chartis insurance subsidiaries) were transferred to AIG, and; (ii) AIG contributed cash to Chartis, Inc. in an amount equal to the statutory book value of the shares of UGC as at December 31, 2010. As a result, on February 24, the Chartis insurance subsidiaries each received a contribution equal to its pro rata share of the statutory book value of UGC shares owned by such Chartis insurance subsidiary, including $842,206 received by the Company.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   Effective October 7, 2010, National Union Fire Insurance Company of Louisiana (NULA), Audubon Insurance Company (Audubon Insurance) and Audubon Indemnity Company (Audubon Indemnity) were merged with and into the Company. The Company is the surviving company and has assumed all of the existing obligations of the merged companies. The transaction was accounted for as a statutory merger. The Company did not issue any new shares of stock as a result of the merger. The mergers were recorded as of October 1, 2010 with the approval of the PA DOI. As a result of the merger, the Company's total assets increased by $55,529; total liabilities increased by $4,901; gross paid in and contributed capital increased by $7,130; and unassigned surplus increased by $43,498. The increase to the Company's post-merger surplus is net of eliminations of $1,541 that is primarily related to the provision for reinsurance of $1,308. This item is presented as OTHER SURPLUS ADJUSTMENTS in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS. With the approval of the Company's domiciliary regulator, none of the prior years' results or historical schedules have been restated for the merger.
   Chartis, Inc. created Chartis Global Claims Services, Inc. as part of restructuring efforts within Chartis, Inc. National Union distributed its ownership of Chartis Claims, Inc. to Chartis U.S., Inc. as a dividend, which Chartis U.S., Inc. subsequently contributed to Chartis Global Claims Services, Inc.

   In 2009, the Company sold its 32.77 percent interest in the issued and outstanding common stock of International Lease Finance Corporation (ILFC) to AIG Capital Corporation, a wholly owned subsidiary of AIG. As a result of this transaction, the Company received cash equal to the statutory book value of its investment in ILFC common stock and recorded a gain of $1,927,160. In accordance with the tax sharing agreement, the Company was reimbursed $952,593 and recorded such amount as additional paid in capital.

   Effective July 1, 2009, the 21st Century Personal Auto Group (PAG) was sold to Farmers Group, Inc. (FGI), a subsidiary of Zurich Financial Services Group for $1.9 billion. Of the $1.9 billion proceeds received by AIG member companies from the sale of the PAG entities to FGI, $0.2 billion was retained by Chartis U.S., Inc. as consideration for the PAG entities it owned and $1.7 billion was provided to the Chartis U.S. insurance entities. American International Insurance Company (AIIC) was the lead company in the Personal Lines Pool which was the mechanism for sharing the PAG and the Private Client Group (PCG) business underwritten among the Personal Lines Pool members. PCG business was underwritten directly by member companies of the Personal Lines Pool as well as the insurance entities of Chartis U.S., Inc. not subject to this sale ("Chartis U.S., Inc. companies"). The PCG business written by Chartis U.S., Inc. companies was ceded 100 percent to AIIC as the pool lead. The total of the PCG business assumed by AIIC, the PCG business underwritten directly by Personal Lines Pool members, as well as the PAG business retained by AIIC ("net business of the Personal Lines Pool") was then subject to a 50 percent quota share to National Union. The Admitted Pool members participated in this business assumed by the Company at their stated pool percentages.

   In connection with this sale, various reinsurance agreements between the PAG companies and the Chartis U.S., Inc. companies (including the Company) were partially or fully commuted as of June 30, 2009. The major transactions are summarized below:

       1. The quota share reinsurance agreement between the Company and AIIC under which AIIC ceded 50 percent of the net business of the Personal Lines Pool to the Company was commuted as of June 30, 2009.

       2. All liabilities relating to existing PCG business that was written on a direct basis by members of the Personal Lines Pool were transferred to the Company under the terms of the PCG Business Reinsurance and Administration Agreement, effective June 30, 2009.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


       3. All obligations and liabilities relating to the PCG business that was directly written and ceded by Chartis U.S., Inc. companies to AIIC under various quota share reinsurance agreements were commuted as of June 30, 2009.

   Following these transactions the Chartis U.S., Inc. companies settled all amounts due to AIIC in securities and cash totaling $871.9 million. The Company's share of this settlement was $329.9 million.

   The Chartis U.S., Inc. companies which owned 21/st/ Century Insurance Group (a member company of PAG), recorded dividend income and a resulting intangible asset of approximately $527.5 million for the fair value of the PCG business, which was not subject to the PAG sale and was retained by the Chartis U.S., Inc. companies going forward. Additionally, capital contributions were received by the owners of 21/st/ Century Insurance Group of $184.6 million from Chartis U.S. as part of the tax sharing agreement. The Company's share of these transactions was dividend income of $154.8 million and a capital contribution of $54.2 million.

   Following the sale of the PAG entities, which included the Company's ownership in 21st Century Insurance Group and AIIC, the Company received $319.1 million of the $1.7 billion of proceeds received by the Chartis U.S., Inc. companies. As a result of these transactions involving the sale of these PAG entities, the Company recorded a pre-tax loss of $120.9 million.

   FOREIGN OPERATIONS

   Pursuant to a tender offer that expired on March 24, 2011, Chartis Japan Capital Company, LLC (CJCC), a newly formed subsidiary of the Company, acquired 43.59 percent of the outstanding shares of Fuji Fire and Marine Insurance Company, Limited (Fuji Japan). As a result of this transaction, as of March 31, 2011, Chartis owned 98.4 percent of Fuji Japan's outstanding voting shares. In a transaction that closed on August 4, 2011, the Company sold its interest in CJCC to Chartis Japan Holdings, LLC, a subsidiary of Chartis International, LLC, for approximately $586.8 million. The Company realized a loss of $215. Additionally, on the same date, American Home closed a transaction in which it sold its interest in Chartis Non-Life Holding Company (Japan), Inc., an intermediate holding company whose primary asset consisted of approximately 38.6 percent of the common stock of Fuji Japan, to Chartis Pacific Rim Holdings, L.L.C, also a subsidiary of Chartis International, LLC, for approximately $433,574. Chartis' total ownership of Fuji Japan has not changed as a result of these transactions. On July 27, 2011, the PA DOI approved a transaction whereby the Company provided a two year collateral loan of approximately $433,574 to Chartis Pacific Rim Holdings, L.L.C. The collateral loan has a coupon rate of 2.15 percent and the interest is paid in full at maturity on August 4, 2013.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


F. OTHER RELATED PARTY TRANSACTIONS

   The following tables summarize transactions (excluding reinsurance and cost allocation transactions) that occurred during 2011 and 2010 between the Company and any affiliated companies that exceeded one half of one percent of the Company's admitted assets as of December 31, 2011 and 2010 and all capital contributions and dividends:

                                                                                        2011
                                                               -------------------------------------------------------------
                                                                   ASSETS RECEIVED BY
                                                                       THE COMPANY         ASSETS TRANSFERRED BY THE COMPANY
                                                               --------------------------- ---------------------------------
DATE OF                                          NAME OF
TRANSACTION  EXPLANATION OF TRANSACTION         AFFILIATE      STATEMENT VALUE DESCRIPTION STATEMENT VALUE    DESCRIPTION
-----------  --------------------------     ------------------ --------------- ----------- ---------------    -----------
 03/01/11            Dividend               Chartis U.S., Inc.    $     --                    $ 14,930           In kind
 01/07/11            Dividend               Chartis U.S., Inc.                                 325,000              Cash
 09/30/11            Dividend               Chartis U.S., Inc.                                 290,000              Cash
 12/19/11            Dividend               Chartis U.S., Inc.                                 210,000              Cash
 11/01/11            Dividend               Chartis U.S., Inc.                                  21,416           In kind
 06/30/11    Eaglestone capitalization  (a) Chartis U.S., Inc.     620,000           Cash
 06/30/11      Capital contribution         Chartis U.S., Inc.      17,617           Cash
 Various       Capital contribution     (b) Chartis U.S., Inc.      11,112        In kind
 Various       Capital contribution     (c) Chartis U.S., Inc.       3,036        In kind
                                             AIG Inc.Matched
 03/28/11     Purchase of securities        Investment Program     351,143     Securities      351,143              Cash
 03/31/11    Eaglestone capitalization  (a) Chartis U.S., Inc.                                 510,000              Cash
 08/18/11       Sale of securities              Lexington          418,412           Cash      399,788        Securities
             -------------------------  --  ------------------    --------     ----------     --------        ----------

(a)Refer immediately below this table for Eaglestone Reinsurance Company capitalization
(b)Capital contributions in lieu of tax sharing agreement
(c)Other
Lexington: Lexington Insurance Company

   Funding of Eaglestone Capitalization

   On March 31, 2011, the Company, American Home, and New Hampshire (Funding Participants), with the approval of the PA DOI and the NY DFS, returned $1,700,000 of capital to their immediate parent (Chartis U.S., Inc.) as part of a plan to capitalize Eaglestone with each of the companies contributing $510,000, $1,020,000 and $170,000, respectively. Eaglestone was significantly overcapitalized relative to its risk based capital target after the loss portfolio transfer was executed with NICO. Accordingly, on July 26, 2011, Eaglestone received approval from the PA DOI to return $1,030,000 in cash from its gross paid-in and contributed surplus to Chartis U.S., Inc. The distribution was made to Chartis U.S., Inc. on July 27,
   2011. On that same date, Chartis U.S., Inc. contributed $620,000 to the Company, $130,000 to New Hampshire, and $100,000 to Chartis PC.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                                                        2010
                                                               -------------------------------------------------------
                                                                   ASSETS RECEIVED BY         ASSETS TRANSFERRED BY
                                                                       THE COMPANY                 THE COMPANY
DATE OF                                          NAME OF       --------------------------- ---------------------------
TRANSACTION  EXPLANATION OF TRANSACTION         AFFILIATE      STATEMENT VALUE DESCRIPTION STATEMENT VALUE DESCRIPTION
-----------  --------------------------     ------------------ --------------- ----------- --------------- -----------
 03/05/10             Dividend              Chartis U.S., Inc.       $--                      $170,000        Cash
 04/07/10             Dividend              Chartis U.S., Inc.                                   6,238        Cash
 06/29/10             Dividend              Chartis U.S., Inc.                                 250,000        Cash
 09/08/10             Dividend              Chartis U.S., Inc.                                 120,000        Cash
 12/03/10             Dividend              Chartis U.S., Inc.                                 230,000        Cash
 10/20/10             Dividend              Chartis U.S., Inc.                                  46,895     Securities
 12/31/10             Dividend          (c) Chartis U.S., Inc.                                  66,828     Securities
 10/01/10       Capital contribution    (b) Chartis U.S., Inc.      7,130       In kind
 12/31/10       Capital contribution    (a) Chartis U.S., Inc.     11,936       In kind
 Various        Capital contribution        Chartis U.S., Inc.      5,413       In kind
 12/31/10       Capital contribution    (d) Chartis U.S., Inc.     750,000     Receivable
 12/31/10              Other            (d) Chartis U.S., Inc.     842,206     Receivable      842,206     Securities
 03/22/10      Additional investments           Lexington                                      210,000     Securities
 10/20/10         Dividend income               Lexington          46,895      Securities
 12/14/10         Dividend income               Lexington          210,000     Securities
 06/24/10      Purchase of securities         American Home        708,005     Securities      708,005        Cash
               ----------------------   --  ------------------     -------     ----------     --------     ----------

(a)Capital contributions in lieu of tax sharing agreement
(b)Merger of Audubon Insurance, Audubon Indemnity, and NULA.
(c)Transfer of ownership of Chartis Claims, Inc.
(d)Refer to Note 5E--Restructuring--Domestic Operations

   On October 20, 2010, Lexington transferred its ownership of 35,000 shares of JI Accident and Fire Insurance Company, Ltd. to the Company as a dividend, which was valued at $46,895. On the same date the Company transferred these shares to its parent, Chartis U.S Inc. at the same value.

   The Company made an additional contribution to Lexington of $210,000 on March 22, 2010 and received a dividend from Lexington on December 14, 2010 of the same amount.

   In the ordinary course of business, the Company utilizes its affiliates for data center systems, investment services, salvage and subrogation, and claims management. The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred between the Company and its affiliates during 2011, 2010 and 2009 that exceeded one half of one percent of the Company's admitted assets:

      FOR THE YEARS ENDED DECEMBER 31,        2011      2010      2009
      --------------------------------      --------- --------- ---------
      Chartis Global Claims Services, Inc.  $ 263,957 $ 259,062 $ 270,160
      Chartis Global Services, Inc.           287,959         -         -
                                            --------- --------- ---------
         TOTAL                              $ 551,916 $ 259,062 $ 270,160
                                            ========= ========= =========

   Effective January 1, 2011, Chartis Global Services, Inc. is the shared services organization for Chartis U.S., Inc. and Chartis International, LLC. In 2010 and 2009, the expenses were paid by other members of the Admitted Pool and allocated to the Company in accordance with the Pooling Agreement.

   As of December 31, 2011 and 2010, short-term investments included amounts invested in the AIG MANAGED MONEY MARKET FUND of $121,757 and $980,277, respectively.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   On August 25, 2011, the Company amended its existing credit facility with Graphite. Under the amended facility, Lavastone Capital LLC (Lavastone), a wholly-owned subsidiary of Graphite has assumed from Graphite all of Graphite's rights and obligations, and Lavastone has pledged all of its assets (comprised of life insurance policies, cash, and receivables related to matured policies) to the Company. The amended facility is comprised of three separate elements - a 15-year senior term loan of $1,150,000; a 20-year junior term loan of $175,000; and a 20-year revolving component pursuant to which Lavastone may borrow up to $350,000 from time to time for the purpose of keeping its investments in life insurance in force. Interest on each component is due and payable at maturity, but is prepayable, as is principle, based upon the availability of funds. It is expected that Lavastone will repay all of these amounts using funds it receives from its assets. During 2011, the Company accrued $33,856 of investment income related to this credit facility. As of December 31, 2011 the Company's carrying values of the senior term loan, the junior term loan and the revolver were $1,175,092, $180,488 and $123,316, respectively, including in each case accrued interest. No payments of principle or interest were paid on the amended facility during 2011. As of December 31, 2011 the total fair value of the collateral was $1,517,338. AIG has guaranteed Lavastone's performance of its obligations under the credit facility.

   As part of the transaction, the Company paid to Lavastone $267,025, which was distributed to Graphite and used by Graphite to repay in full the principle and accrued interest on another existing credit facility Graphite had with an affiliate of the Company. No gain or loss was recorded by the Company as part of the loan modification.

   Federal and foreign income taxes (payable)/receivable from the Ultimate Parent as of December 31, 2011 and 2010 amounted to $(61,853) and $34,361, respectively.

   As of December 31, 2011 and 2010, the Company had the following balances receivable/payable from/to its affiliates (excluding reinsurance transactions). These balances are net of non-admitted amounts of $29,869 and $45,998, respectively, at December 31, 2011 and 2010.

  AS OF DECEMBER 31,                                         2011      2010
  ------------------                                       -------- ----------
  Balances with admitted pool companies................... $ 41,912 $  337,847
  Balances with less than 0.5% of admitted assets           125,253     96,916
  Capital contributions receivable from Chartis U.S. Inc.        --  1,592,206
                                                           -------- ----------
  RECEIVABLE FROM PARENT, SUBSIDIARIES AND AFFILIATES      $167,165 $2,026,969
                                                           ======== ==========
  Balances with admitted pool companies                    $ 68,493 $  243,867
  Balances with less than 0.5% of admitted assets           112,478    124,094
                                                           -------- ----------
  PAYABLE TO PARENT, SUBSIDIARIES AND AFFILIATES           $180,971 $  367,961
                                                           ======== ==========

   On February 24, 2011, the PA SAP approved National Union's request to report a $750,000 capital contribution from its parent, Chartis U.S., Inc. as a Type I subsequent event in its 2010 Annual Statement, pursuant to SSAP
   No. 72. The $750,000 was received on February 25, 2011. As a result of a transaction which closed on February 24, 2011 but was effective December 31, 2010, National Union, New Hampshire, and ISOP's ownership of United Guaranty Corporation, (UGC) was transferred to AIG through the transfer to AIG of all of the outstanding shares

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   of UGC from National Union, New Hampshire, and ISOP after a contribution of cash by AIG to the Chartis insurance subsidiaries in an amount equal to the statutory book value of the shares of UGC as at December 31, 2010. On February, 24, 2011, National Union, New Hampshire, and ISOP received $842,206, 644,970, and $348,700; respectively, from this transaction. With the concurrence of National Union, New Hampshire, and ISOP's domiciliary regulator, this transaction has been included in the financial statements as a Type I subsequent event pursuant to SSAP 9 and SSAP 72. The capital contribution and the transfer of the UGC ownership of $750,000 and $842,206, respectively were reported as Receivable from Affiliate at December 31, 2010.

   On March 31, 2005 the Company and certain of its affiliates entered into a settlement agreement with an insured to release all the asbestos claims and other products coverage potentially available under the applicable insurance policies by making specified payments to the insured on a quarterly basis from March 2005 to December 2016. Between March 31, 2006 and March 25, 2008 the insured entered into a series of receivable sale agreements with AICC whereby AICC purchased the insured's March 2006 to December 2016 receivables of $365,000 for $278,930. The Company did not reduce its loss reserves for the agreements between the insured and AICC.

   On October 27, 2009 AIG Funding, Inc. (AIGF) entered into an assignment and assumption agreement with AICC whereby AIGF assumed the remaining outstanding receivables from AICC, at net book value, as a partial payment against outstanding intercompany loan principal balances owed to AIGF by AICC. The amount, at net book value, was $225,962.

   Refer to Notes 3, 4, 6, 7, 8, 9, 10 and 13 for other disclosures on transactions with related parties.

G. EVENTS OCCURRING AT THE AIG LEVEL

   In September 2008, liquidity issues resulted in AIG seeking and receiving governmental support through a credit facility from the Federal Reserve Bank of New York (the FRBNY, and such credit facility, the FRBNY Credit Facility) and funding from the United States Department of the Treasury (Department of the Treasury) through the Troubled Asset Relief Program (TARP).

   On January 14, 2011, AIG was recapitalized (the Recapitalization) and the FRBNY Credit Facility was repaid and terminated through a series of transactions that resulted in the Department of the Treasury becoming AIG's majority shareholder with ownership of approximately 92 percent of outstanding AIG Common Stock at that time. AIG understands that, subject to market conditions, the Department of the Treasury intends to dispose of its ownership interest over time, and AIG has granted certain registration rights to the Department of the Treasury to facilitate such sales.

   On May 27, 2011, AIG and the Department of the Treasury, as the selling shareholder, completed a registered public offering of AIG Common Stock. AIG issued and sold 100 million shares of AIG Common Stock for aggregate net proceeds of approximately $2.9 billion and the Department of the Treasury sold 200 million shares of AIG Common Stock. AIG did not receive any of the proceeds from the sale of the shares of AIG Common Stock by the Department of the Treasury. As a result of the sale of AIG Common Stock in this offering, the Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share (the Series G Preferred Stock) was cancelled and the ownership of the outstanding AIG Common Stock by the Department of the Treasury was reduced from approximately 92 percent to approximately 77 percent after the completion of the offering.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


NOTE 6 - REINSURANCE

In the ordinary course of business, the Company reinsures certain risks with affiliates and other companies. Such arrangements serve to limit the Company's maximum loss on catastrophes and large and unusually hazardous risks. To the extent that any reinsuring company might be unable to meet its obligations, the Company would be liable for its respective participation in such defaulted amounts. The Company purchased catastrophe excess of loss reinsurance covers protecting its net exposures from an excessive loss arising from property insurance losses and excessive losses in the event of a catastrophe under workers' compensation contracts issued without limit of loss.

During 2011, 2010 and 2009, the Company's net premiums written and net premiums earned were comprised of the following:

FOR THE YEARS ENDED DECEMBER 31,           2011                    2010                    2009
--------------------------------  ----------------------- ----------------------- -----------------------
                                    WRITTEN     EARNED      WRITTEN     EARNED      WRITTEN     EARNED
                                  ----------- ----------- ----------- ----------- ----------- -----------
 Direct premiums                  $ 7,395,064 $ 7,574,975 $ 7,046,534 $ 7,178,068 $ 6,293,106 $ 6,258,037
 Reinsurance premiums assumed:
    Affiliates...................  10,176,526  11,083,820  10,393,789  11,337,854  13,353,275  15,167,769
    Non-affiliates...............     483,259     574,522     365,317     408,156     560,836     632,527
                                  ----------- ----------- ----------- ----------- ----------- -----------
        GROSS PREMIUMS             18,054,849  19,233,317  17,805,640  18,924,078  20,207,217  22,058,333
                                  ----------- ----------- ----------- ----------- ----------- -----------
 Reinsurance premiums ceded:
    Affiliates...................  11,635,859  12,359,125  11,491,912  12,162,924  13,322,772  14,740,688
    Non-affiliates...............   1,655,724   1,678,272   1,604,992   1,516,668   1,140,940   1,246,179
                                  ----------- ----------- ----------- ----------- ----------- -----------
        NET PREMIUMS............. $ 4,763,266 $ 5,195,920 $ 4,708,736 $ 5,244,486 $ 5,743,505 $ 6,071,466
                                  =========== =========== =========== =========== =========== ===========

The maximum amount of return commissions which would have been due reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2011 and 2010 with the return of the unearned premium reserve is as follows:

                     ASSUMED REINSURANCE    CEDED REINSURANCE           NET
                    --------------------- --------------------- --------------------
                     UNEARNED              UNEARNED             UNEARNED
                     PREMIUM   COMMISSION  PREMIUM   COMMISSION PREMIUM   COMMISSION
                     RESERVES    EQUITY    RESERVES    EQUITY   RESERVES    EQUITY
                    ---------- ---------- ---------- ---------- --------  ----------
DECEMBER 31, 2011:
   Affiliates...... $5,943,041  $782,311  $5,932,243  $702,893  $ 10,798   $79,418
   Non affiliates      462,006    60,816     465,221    55,125    (3,215)    5,691
                    ----------  --------  ----------  --------  --------   -------
   TOTALS.......... $6,405,047  $843,127  $6,397,464  $758,018  $  7,583   $85,109
                    ==========  ========  ==========  ========  ========   =======
DECEMBER 31, 2010:
   Affiliates...... $6,851,086  $795,609  $6,655,509  $754,459  $195,577   $41,150
   Non affiliates..    553,275    64,251     487,769    55,293    65,506     8,958
                    ----------  --------  ----------  --------  --------   -------
   TOTALS.......... $7,404,361  $859,860  $7,143,278  $809,752  $261,083   $50,108
                    ==========  ========  ==========  ========  ========   =======

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


As of December 31, 2011 and 2010, and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

                          UNEARNED PREMIUM PAID LOSSES RESERVES FOR LOSSES
      DECEMBER 31, 2011:      RESERVES       AND LAE         AND LAE
      ------------------  ---------------- ----------- -------------------
         Affiliates......    $5,932,243     $ 93,493       $33,152,985
         Non-affiliates..       465,221      284,711         3,120,018
                             ----------     --------       -----------
         Total...........    $6,397,464     $378,204       $36,273,003
                             ==========     ========       ===========
      DECEMBER 31, 2010:
         Affiliates......    $6,655,509     $100,616       $32,174,635
         Non-affiliates..       487,769      315,516         3,351,435
                             ----------     --------       -----------
         Total...........    $7,143,278     $416,132       $35,526,070
                             ==========     ========       ===========

The Company's unsecured reinsurance recoverables as of December 31, 2011 in excess of 3.0 percent of its capital and surplus is set forth in the table below:

                                                  NAIC CO.
          REINSURER                                 CODE     AMOUNT
          ---------                               -------- -----------
          Affilliates:
             Admitted Pool.......................     --   $36,546,847
             Eaglestone Reinsurance Company......  10651       812,713
             Chartis Overseas Ltd................     --       501,516
             AIU Insurance Company...............  19399       150,677
             Lexington Insurance Company.........  19437        30,120
             United Guaranty Insurance Company...  11715        24,476
             Chartis Europe SA...................     --         6,728
             Chartis Insurance UK Ltd............     --         6,043
             Chartis Specialty Insurance Company.  26883         5,174
             Landmark Insurance Company..........  35637         2,846
             US Life Insurance Company of NY.....  70106         2,568
             Chartis Insurance Company of Canada.     --         1,848
             Chartis Select Insurance Company....  10932         1,814
             Other affiliates less than $1.0
               million...........................     --         4,713
                                                   -----   -----------
             TOTAL AFFILIATES....................          $38,098,083
                                                   -----   -----------
          Non-affilliates:.......................                   --
                                                   -----   -----------
             TOTAL AFFILIATES AND NON-AFFILIATES.          $38,098,083
                                                   =====   ===========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


During 2011, 2010 and 2009, the Company reported in its STATEMENTS OF OPERATIONS statutory losses of $2,272, $142,835 and $11,466, respectively, as a result of losses incurred from commutations with the below reinsurers. The 2011 loss was comprised of losses incurred of $2,265 and premiums earned of $(7); the 2010 loss was comprised of losses incurred of $142,934, commissions incurred $(103) and premiums earned of $(4); the 2009 losses were from losses incurred.

      COMPANY                                       2011    2010    2009
      -------                                      ------ -------- -------
      Argonaut Midwest Insurance Company.......... $1,987 $     -- $    --
      American International Reinsurance Company,
        Ltd.......................................     --  138,942  10,855
      Reliastar Life Insurance Company............     --    1,368      --
      Continental Casualty Company................     --    1,340      --
      Other reinsurers less than $1.0 million.....    285    1,185     611
                                                   ------ -------- -------
      TOTAL                                        $2,272 $142,835 $11,466
                                                   ====== ======== =======

Effective April 1, 2010, the Company commuted a multi-year reinsurance agreement with AIRCO. The commutation resulted in the members of the Admitted Pool recapturing loss and LAE reserves of $2,576,715 in exchange for consideration of $2,211,079, resulting in a loss of $365,636, which was pooled in accordance with the Admitted Pooling Agreement. The commutation was approved by the NY DFS and PA DOI. The Company recorded its share of these transactions based upon its stated pool percentage, as follows:

                                              COMPANY'S POOLED
                                     TOTAL       ALLOCATION
                                   ---------- ----------------
                  Liabilities:
                     Outstanding
                       losses..... $2,576,715     $979,152
                                   ----------     --------
                  P&L:
                     Paid losses..    365,636      138,942
                                   ----------     --------
                     Net cash..... $2,211,079     $840,210
                                   ==========     ========

As of December 31, 2011 and 2010, the Company had reinsurance recoverables on paid losses in dispute of $108,428 and $122,296, respectively.

During 2011, 2010, and 2009, the Company recovered/(wrote-off) reinsurance recoverable balances of $14,875, $(1,292) and $9,450 respectively.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


As described in Note 5, the Company is party to an inter-company pooling agreement. In the ordinary course of business, the Company also assumes business, primarily from affiliated entities. As of December 31, 2011 and 2010, the Company's premium receivable and losses payable on assumed business are as follows:

                            2011
                                                               AFFILIATE NON-AFFILIATE  TOTAL
                                                               --------- ------------- --------
Premiums in course of collection.............................. $174,413     $38,985    $213,398
Reinsurance payable on paid loss and loss adjustment
  expenses....................................................   75,394      12,463      87,857

                            2010
                                                               --------     -------    --------
                                                               AFFILIATE NON-AFFILIATE  TOTAL
                                                               --------- ------------- --------
Premiums in course of collection                               $155,068     $12,648    $167,716
Reinsurance payable on paid loss and loss adjustment expenses   158,679       5,019     163,698

The primary components of the affiliated assumed reinsurance balances summarized above, and excluding members of the Admitted Pool, related to reinsurance agreements with the following:

                                                                 2011                               2010
                                                  ---------------------------------  ----------------------------------
                                                  PREMIUMS IN REINSURANCE PAYABLE ON PREMIUMS IN REINSURANCE PAYABLE ON
                                                   COURSE OF    PAID LOSS AND LOSS    COURSE OF    PAID LOSS AND LOSS
                                                  COLLECTION   ADJUSTMENT EXPENSES   COLLECTION   ADJUSTMENT EXPENSES
                                                  ----------- ---------------------- ----------- ----------------------
Chartis Overseas Ltd.............................   $44,977          $ 13,786          $15,554          $21,167
Chartis Excess Ltd...............................     8,666                38               --               --
Lexington Insurance Company......................     8,429            10,832           17,333           18,715
Chartis Europe SA................................     8,428             9,750            7,963           12,642
Chartis Insurance Company of Canada C$...........     7,578             6,701               --               --
Chartis Insurance UK Ltd.........................     7,333             7,050           11,848            4,277
CA De Seguros American Intl......................     5,563             1,411               --               --
La Meridional Compania Argentina de Seguros S.A..     3,966             1,277               --               --
Chartis Specialty Insurance Company..............     3,373             1,394              410              630
National Union Insurance Company of Vermont......     2,348             9,525               50           16,160
Chartis Insurance Company of Puerto Rico.........     1,555             1,339           11,222              328
United Guaranty Residential Insurance Company....       487           (53,200)             258           21,700
Chartis Australia Insurance Ltd..................        --             5,220               --               --
AIU Insurance Co.................................    (2,680)           (3,825)              --               --

Effective January 1, 2010, Chartis Specialty commuted its quota share and stop loss reinsurance agreements with the Company. In accordance with the commutation agreement, the Company transferred cash and securities totaling $4,041,671 to Chartis Specialty, and in accordance with the pooling agreement, was reimbursed by the other pool participants. This amount was net of a ceding commission of $220,094. The Company recorded its share of these transactions based upon its stated pool percentage and reported the net impact on its financial statements from these transactions as follows:

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                 COMPANY'S POOLED
                                        TOTAL       ALLOCATION
                                      ---------- ----------------
               Liabilities:
                  Outstanding losses. $3,278,251    $1,245,735
                  Unearned premium
                    reserves.........    933,787       354,839
                  Other..............     49,727        18,896
                                      ----------    ----------
                                       4,261,765     1,619,470
                                      ----------    ----------
               P&L:
                  Ceding commission..    220,094        83,636
                                      ----------    ----------
                  Net cash and
                    securities....... $4,041,671    $1,535,834
                                      ==========    ==========

NOTE 7 - DEPOSIT ACCOUNTING ASSETS AND LIABILITIES

Certain of the products offered by the Company include funding components or have been structured in a manner such that little or no insurance risk is transferred. Funds received in connection with these arrangements are recorded as deposit liabilities, rather than premiums and incurred losses. In addition, the Company has entered into several ceded reinsurance arrangements, both treaty and facultative, which were determined to be deposit agreements. Conversely, funds paid in connection with these arrangements are recorded as deposit assets, rather than as ceded premiums and ceded incurred losses.

AS OF DECEMBER 31, 2011 AND 2010, THE COMPANY'S DEPOSIT ASSETS AND LIABILITIES WERE COMPRISED OF THE FOLLOWING:

                                                               FUNDS
                             DEPOSIT   DEPOSIT   FUNDS HELD    HELD
                             ASSETS  LIABILITIES   ASSETS   LIABILITIES
                             ------- ----------- ---------- -----------
         DECEMBER 31, 2011:
            Direct..........  $ --    $103,001    $    --     $   --
            Assumed.........    --          47         --         --
            Ceded...........     4          --         --      5,117
                              ----    --------    -------     ------
            TOTAL...........  $  4    $103,048    $    --     $5,117
                              ====    ========    =======     ======

                                                               FUNDS
                             DEPOSIT   DEPOSIT   FUNDS HELD    HELD
                             ASSETS  LIABILITIES   ASSETS   LIABILITIES
                             ------- ----------- ---------- -----------
         DECEMBER 31, 2010:
            Direct..........  $ --    $106,240    $   333     $   --
            Assumed.........    --      94,201     93,100         --
            Ceded...........   724          --         --      1,045
                              ----    --------    -------     ------
            TOTAL...........  $724    $200,441    $93,433     $1,045
                              ====    ========    =======     ======

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


A reconciliation of the Company's deposit asset and deposit liabilities as of December 31, 2011 and 2010 is set forth in the table below:

                                                                 2011                   2010
                                                        ---------------------  ----------------------
                                                         DEPOSIT     DEPOSIT    DEPOSIT     DEPOSIT
                                                          ASSETS   LIABILITIES   ASSETS   LIABILITIES
                                                        ---------- ----------- ---------- -----------
BALANCE AT JANUARY 1                                     $    724   $ 200,441   $ 1,684    $ 188,394
   Deposit activity, including loss recoveries.........      (720)    (95,807)   (1,712)       8,823

   Interest income or expense, net of amortization of
     margin............................................        --      (1,586)      752        3,224
                                                         --------   ---------   -------    ---------
BALANCE AT DECEMBER 31                                   $      4   $ 103,048   $   724    $ 200,441
                                                         ========   =========   =======    =========

                                                                 2011                   2010
                                                        ---------------------  ----------------------
                                                        FUNDS HELD FUNDS HELD  FUNDS HELD FUNDS HELD
                                                          ASSETS   LIABILITIES   ASSETS   LIABILITIES
                                                        ---------- ----------- ---------- -----------
BALANCE AT JANUARY 1                                     $ 93,433   $   1,045   $93,433    $      --
   Contributions.......................................        --       5,017        --        1,045
   Withdrawals.........................................   (93,433)       (945)       --           --
   Interest............................................        --          --        --           --
                                                         --------   ---------   -------    ---------
BALANCE AT DECEMBER 31                                   $     --   $   5,117   $93,433    $   1,045
                                                         ========   =========   =======    =========

In 2011, the Company determined, based on settlement of related litigation, that an assumed reinsurance deposit transaction had terminated, and the Company eliminated assumed deposit liabilities of $95,000 and related funds held assets of $93,100.

NOTE 8 - FEDERAL INCOME TAXES

The Company files a consolidated U.S. federal income tax return with the Ultimate Parent, AIG. AIG's domestic subsidiaries can be found on Schedule Y of the Company's annual statement.

The Company is allocated U.S. federal income taxes based upon an accounting policy that was amended, effective January 1, 2010. This accounting policy provides that the Company shall reflect in its financial statements the tax liability that would have been paid by the Company if it had filed a separate federal income tax return except that Chartis, Inc. assumes the current liability (and future risks and rewards of the tax position taken) associated with the Company's unrecognized tax benefits by means of a deemed capital contribution transaction. Unrecognized tax benefits is defined as any liability recorded in accordance with Financial Accounting Standards Board Interpretation No. 48 - Accounting for Uncertainty in Income Taxes (FIN 48) which would include any tax liability recorded as the result of an agreed upon adjustment with the tax authorities, except ones arising as a result of errors or omissions.

While the accounting policy described above governs the current and deferred tax recorded to the income tax provision, the amount of cash that will be paid or received for U.S. federal income taxes is governed by an intercompany tax settlement arrangement entered into with Chartis, Inc. The terms of this intercompany cash settlement arrangement are based on principles consistent with the accounting policy for allocating income tax expense or benefit to the Company above, except that:

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


    . Any tax realized by the Company from the creation of a deferred inter-company gain (as determined under Treasury Regulation
       Section 1.1502-13) in which no consideration was received will be paid by the Subgroup Parent.

    . To the extent that (1) tax attributes are created outside of the normal course of business, (2) that cash benefit is received by Chartis, Inc. under its separate tax allocation agreement with Parent in advance of when the attributes are actually utilized in the AIG consolidated U.S. federal tax return, and (3) these identified tax attributes expire unused in the AIG consolidated tax return, Chartis, Inc. shall reimburse Parent for this amount and apportion such amount to the Company to the appropriate extent. The Company shall make any required reimbursements within 90 days after Chartis, Inc. receives notice from Parent. Consistent SSAP 10R principles and the Company's tax accounting policy for allocating taxes, any payment made under this provision would be accounted for as a distribution. At December 31, 2011, the Company has not generated any attributes outside of the normal course of business that could cause this provision of the agreement to become applicable.

The Company had a prior tax sharing agreement in place during the 2008 and 2009 years with Chartis, Inc. The key differences between the 2008/2009 tax sharing agreement and the 2010 tax sharing agreement are: (i) the Company had to pay its separate federal income tax liability without taking into account tax credits, whereas they may take into account tax credits under the 2010 tax sharing agreement; (ii) the Company did not have to pay for any tax arising from gains from Qualifying Transactions (which were defined as deferred intercompany gains as defined in Treas. Reg. (S)1502-13 from the sale of stock or substantially all the assets of an operating subsidiary), whereas the 2010 agreement only exempts for deferred intercompany transactions for which no consideration was received; (iii) the Company did not have to pay any tax arising from Asset Sales (which were defined in the FRBNY credit facility between AIG and the Federal Reserve), so long as the net proceeds were remitted to AIG, whereas the 2010 agreement deletes references to Asset Sales since AIG repaid its obligations to FRBNY under the credit facility and (iv) the Company was paid for the use by the Subgroup of the Company's excess attributes that were utilized by the Subgroup, but under the 2010 agreement, the Company must be able to utilize the asset on its own separate company liability basis.

The federal income tax recoverable/payable in the accompanying statement of admitted assets, liabilities, capital and surplus are due to/from Chartis Inc. The statutory U.S. federal income tax rate is 35 percent at December 31, 2011.

The components of the Company's net deferred tax assets/liabilities ("DTA"/"DTL") as of December 31, 2011 and 2010 are as follows:

                                DECEMBER 31, 2011                  DECEMBER 31, 2010                       CHANGE
                        ---------------------------------  ---------------------------------  -------------------------------
DESCRIPTION              ORDINARY    CAPITAL      TOTAL     ORDINARY    CAPITAL      TOTAL     ORDINARY   CAPITAL     TOTAL
----------------------- ----------  ---------  ----------  ----------  ---------  ----------  ---------  ---------  ---------
Gross deferred tax
  assets............... $1,535,890  $ 426,141  $1,962,031  $1,398,603  $ 573,242  $1,971,845  $ 137,287  $(147,101) $  (9,814)
Less statutory
  valuation
  allowance............         --    113,179     113,179      19,655    312,786     332,441    (19,655)  (199,607)  (219,262)
                        ----------  ---------  ----------  ----------  ---------  ----------  ---------  ---------  ---------
Adjusted gross
  deferred tax
  assets...............  1,535,890    312,962   1,848,852   1,378,948    260,456   1,639,404    156,942     52,506    209,448
Gross deferred tax
  liabilities..........    (53,027)  (312,962)   (365,989)   (121,752)  (260,456)   (382,208)    68,725    (52,506)    16,219
                        ----------  ---------  ----------  ----------  ---------  ----------  ---------  ---------  ---------
Net deferred tax asset/
  (liabilities)........  1,482,863         --   1,482,863   1,257,196         --   1,257,196    225,667         --    225,667
Deferred tax assets
  nonadmitted..........   (609,323)        --    (609,323)   (256,859)        --    (256,859)  (352,464)        --   (352,464)
                        ----------  ---------  ----------  ----------  ---------  ----------  ---------  ---------  ---------
Net admitted deferred
  tax assets........... $  873,540  $      --  $  873,540  $1,000,337  $      --  $1,000,337  $(126,797) $      --  $(126,797)
                        ==========  =========  ==========  ==========  =========  ==========  =========  =========  =========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


The Company has elected to admit DTAs pursuant to paragraph 10.e. It recorded an increase in admitted DTAs as the result of its election to employ the provision of Paragraph 10.e. as follows:

                                               DECEMBER 31, 2011         DECEMBER 31, 2010             CHANGE
                                           ------------------------- ------------------------- -----------------------
DESCRIPTION                                ORDINARY CAPITAL  TOTAL   ORDINARY CAPITAL  TOTAL   ORDINARY CAPITAL TOTAL
-----------                                -------- ------- -------- -------- ------- -------- -------- ------- ------
Increase in DTA from carried back
  losses that reverse in subsequent three
  calendar years that are carried back to
  recoup taxes............................ $     --   $--   $     -- $     --   $--   $     --  $   --    $--   $   --
Increase in DTA from the lesser of
  adjusted gross DTAs realizable within
  36 months or 15% of statutory
  surplus.................................  600,868    --    600,868  599,502    --    599,502   1,366     --    1,366
Increase in DTA from adjusted gross
  DTAs that can be offset against
  DTLs....................................       --    --         --       --    --         --      --     --       --
                                           --------   ---   -------- --------   ---   --------  ------    ---   ------
Total Increase in DTA admitted
  pursuant to Paragraph 10.e.............. $600,868   $--   $600,868 $599,502   $--   $599,502  $1,366    $--   $1,366
                                           ========   ===   ======== ========   ===   ========  ======    ===   ======

The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation resulting from the use of paragraph 10.a., 10.b., 10.c., 10.e. are as follows:

                          DECEMBER 31, 2011                  DECEMBER 31, 2010                      CHANGE
                  --------------------------------  ----------------------------------  ------------------------------
DESCRIPTION       ORDINARY   CAPITAL      TOTAL      ORDINARY    CAPITAL      TOTAL      ORDINARY   CAPITAL    TOTAL
-----------       --------  ---------  -----------  ----------  ---------  -----------  ---------  --------  ---------
   Carried
     back
     losses
     that
     reverse
     in
     subsequent
     calendar
     year........ $     --  $      --  $        --  $       --  $      --  $        --  $      --  $     --  $      --
   The lesser
     of
     adjusted
     gross
     DTAs
     realizable
     within 12
     months
     or 10%
     of
     statutory
     surplus.....  272,672         --      272,672     400,835         --      400,835   (128,163)       --   (128,163)
   Adjusted
     gross
     DTAs
     that can
     be offset
     against
     DTLs........   53,027    312,962      365,989     121,753    260,455      382,208    (68,726)   52,507    (16,219)
                  --------  ---------  -----------  ----------  ---------  -----------  ---------  --------  ---------
   Total DTA
     admitted
     pursuant
     to
     Paragraphs
     10.a,
     10.b and
     10.c........ $325,699  $ 312,962  $   638,661  $  522,588  $ 260,455  $   783,043  $(196,889) $ 52,507  $(144,382)
                  --------  ---------  -----------  ----------  ---------  -----------  ---------  --------  ---------

Admission
  Calculation
  Components.....
SSAP No. 10R,
  Paragraph
  10.e...........

   Carried
     back
     losses
     that
     reverse
     in
     subsequent
     three
     calendar
     years....... $     --  $      --  $        --  $       --  $      --  $        --  $      --  $     --  $      --
   The lesser
     of
     adjusted
     gross
     DTAs
     realizable
     within 36
     months
     or 15%
     of
     statutory
     surplus.....  600,868         --      600,868     599,502         --      599,502      1,366        --      1,366
   Adjusted
     gross
     DTAs
     that can
     be offset
     against
     DTLs........       --         --           --          --         --           --         --        --         --
                  --------  ---------  -----------  ----------  ---------  -----------  ---------  --------  ---------
   Additional
     DTA
     admitted
     pursuant
     to
     Paragraph
     10.e........ $600,868  $      --  $   600,868  $  599,502  $      --  $   599,502  $   1,366  $     --  $   1,366
                  --------  ---------  -----------  ----------  ---------  -----------  ---------  --------  ---------

   Total DTA
     admitted
     under
     SSAP
     No. 10R.....  926,567    312,962    1,239,529   1,122,090    260,455    1,382,545   (195,523)   52,507   (143,016)
   Total
     DTL.........  (53,027)  (312,962)    (365,989)   (121,753)  (260,455)    (382,208)    68,726   (52,507)    16,219
                  --------  ---------  -----------  ----------  ---------  -----------  ---------  --------  ---------
   Net
     admitted
     DTA......... $873,540  $      --  $   873,540  $1,000,337  $      --  $ 1,000,337  $(126,797) $     --  $(126,797)
                  ========  =========  ===========  ==========  =========  ===========  =========  ========  =========

Used in SSAP
  No. 10R, Par.
  10 d...........

   Total
     adjusted
     capital.....       --         --   11,627,724          --         --   11,532,762         --        --     94,962
                                       -----------                         -----------                       ---------
   Authorized
     Control
     Level.......       --         --    2,682,615          --         --    2,963,797         --        --   (281,182)
                                       -----------                         -----------                       ---------

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


The following table provides the Company's assets, capital and surplus, and Risk Based Capital (RBC) information with the DTA calculated under SSAP 10R paragraphs 10.a. to 10.c. and the additional DTA determined under SSAP 10R paragraph 10.e.:

                               DECEMBER 31, 2011             DECEMBER 31, 2010                    CHANGE
                          ---------------------------- ------------------------------ ------------------------------
DESCRIPTION               ORDINARY CAPITAL    TOTAL     ORDINARY  CAPITAL    TOTAL     ORDINARY  CAPITAL    TOTAL
-----------               -------- ------- ----------- ---------- ------- ----------- ---------  ------- -----------
SSAP No. 10R,
  Paragraphs 10.a, 10.b,
  and 10.c

Admitted deferred tax
  assets................. $272,672   $--   $   272,672 $  400,835   $--   $   400,835 $(128,163)   $--   $  (128,163)
Admitted assets..........       --    --    29,804,576         --    --    31,648,572        --     --    (1,843,996)
Adjusted statutory
  surplus................       --    --    12,013,139         --    --    12,141,313        --     --      (128,174)
Total adjusted capital
  from DTA...............       --    --    12,013,139         --    --    12,141,313        --     --      (128,174)

Increased amounts due to
  SSAP No. 10R,
  Paragraph 10.e

Admitted deferred tax
  assets................. $873,540   $--   $   873,540 $1,000,337   $--   $ 1,000,337 $(126,797)   $--   $  (126,797)
Admitted assets..........       --    --    30,405,444         --    --    32,248,074        --     --    (1,842,630)
Statutory surplus........       --    --    12,614,007         --    --    12,740,815        --     --      (126,808)

The Company has employed tax planning strategies in determining the amount of adjusted gross and net admitted deferred tax assets. Tax planning strategies did not affect ordinary adjusted gross DTAs and increased net admitted DTAs by $92,517. Tax planning strategies increased had no impact upon capital adjusted gross DTAs and net admitted capital DTAs, all of which were admitted due to the Company being in a net capital DTL position.

During 2011, 2010 and 2009, the Company's current income tax expense/(benefit) was comprised of the following:

    FOR THE YEARS ENDED DECEMBER 31,             2011     2010      2009
    --------------------------------           -------  -------  ---------
    Federal income tax........................ $ 8,035  $11,537  $(384,905)
    Foreign income tax........................  (1,695)  (9,078)     6,290
                                               -------  -------  ---------
       Subtotal...............................   6,340    2,459   (378,615)
    Federal income tax on net capital gains...      --   17,767    930,452
    Other--including return to provision......      --   (6,049)     1,479
                                               -------  -------  ---------
    Federal and foreign income taxes incurred. $ 6,340  $14,177  $ 553,316
                                               =======  =======  =========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


The composition of the Company's net deferred tax assets as of December 31, 2011 and 2010, along with the changes in deferred income taxes for 2011, is set forth in the table below:

                                                   2011        2010       CHANGE
                                                ----------  ----------  ---------
Deferred tax assets:...........................
   Ordinary....................................
       Loss reserve discount................... $  312,187  $  359,135  $ (46,948)
       Non-admitted assets.....................    147,877     188,669    (40,792)
       Unearned premium reserve................    179,720     209,756    (30,036)
       Pension adjustments.....................     12,278      24,777    (12,499)
       Bad debt expense........................     29,820      90,090    (60,270)
       Net operating loss carryforward.........    501,587     462,168     39,419
       Foreign tax credits carryforward........     19,102      14,890      4,212
       Deferred tax of foreign entities........     55,749      38,067     17,682
       Investments.............................    219,351          --    219,351
       Deferred loss on branch conversions.....     10,086          --     10,086
       Other temporary differences.............     48,132      11,051     37,081
                                                ----------  ----------  ---------
          Subtotal.............................  1,535,889   1,398,603    137,286

   Statutory valuation allowance adjustment....         --     (19,655)    19,655
   Non-admitted................................   (609,323)   (256,859)  (352,464)
                                                ----------  ----------  ---------

   Admitted ordinary deferred tax assets.......    926,566   1,122,089   (195,523)
                                                ----------  ----------  ---------
   Capital.....................................
       Investments writedown...................    324,363     264,773     59,590
       Deferred intercompany loss..............         --      40,792    (40,792)
       Net capital loss carryforward...........     79,923     140,007    (60,084)
       Unrealized capital losses...............      6,038     125,171   (119,133)
       Other temporary difference..............     15,818       2,499     13,319
                                                ----------  ----------  ---------
          Subtotal.............................    426,142     573,242   (147,100)

   Statutory valuation allowance adjustment....   (113,179)   (312,786)   199,607
   Non-admitted................................         --          --         --
                                                ----------  ----------  ---------
   Admitted capital deferred tax assets........    312,963     260,456     52,507
                                                ----------  ----------  ---------
   Total admitted deferred tax assets.......... $1,239,529  $1,382,545  $(143,016)
                                                ----------  ----------  ---------

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


                                                                             2011       2010       CHANGE
                                                                          ---------  ----------  ---------
Deferred tax liabilities:................................................
   Ordinary..............................................................
       Investments....................................................... $ (40,448) $  (26,341) $ (14,107)
       Depreciation......................................................        --      (8,532)     8,532
       Partnerships......................................................        --     (23,893)    23,893
       Other (including items <5% of total ordinary tax liabilities).....   (12,579)    (62,986)    50,407
                                                                          ---------  ----------  ---------
          Subtotal.......................................................   (53,027)   (121,752)    68,725

   Capital...............................................................
       Investments.......................................................   (60,572)         --    (60,572)
       Unrealized capital gains..........................................  (252,390)   (260,456)     8,066
                                                                          ---------  ----------  ---------
          Subtotal.......................................................  (312,962)   (260,456)   (52,506)

   Total deferred tax liabilities........................................ $(365,989) $ (382,208) $  16,219
                                                                          ---------  ----------  ---------
Net admitted deferred tax assets/(liabilities):.......................... $ 873,540  $1,000,337  $(126,797)
                                                                          =========  ==========  =========

The change in net deferred tax assets is comprised of the following: (this analysis is exclusive of non-admitted assets as the Change in Non-admitted Assets is reported separately from the Change in Net Deferred Income Taxes in the surplus section of the Annual Statement):

DESCRIPTION                                                  2011        2010       CHANGE
-----------                                               ----------  ----------  ---------
Adjusted gross deferred tax assets....................... $1,848,852  $1,639,404  $ 209,448
Total deferred tax liabilities...........................   (365,989)   (382,208)    16,219
                                                          ----------  ----------  ---------
Net deferred tax asset...................................  1,482,863   1,257,196    225,667
Deferred tax assets/(liabilities)--SSAP 3................                            40,748
Deferred tax assets/(liabilities)--unrealized............                             3,265
Deferred tax--noncash settlement through paid-in capital.                            11,112
                                                                                  ---------

Total change in deferred tax.............................                           170,542
                                                                                  =========

Change in deferred tax--current year.....................                           143,303
Change in deferred tax--current year--other suplus items.                            27,239
                                                                                  ---------
Change in deferred tax--current year--Total..............                           170,542
                                                                                  =========

                                                            CURRENT    DEFERRED     TOTAL
                                                          ----------  ----------  ---------
SSAP 3 impact:
   SSAP 3--general items.................................    (83,765)    276,210    192,445
   SSAP 3--unrealized gain/loss..........................         --    (114,332)  (114,332)
                                                          ----------  ----------  ---------
   Total SSAP 3..........................................    (83,765)    161,878     78,113
   SSAP 3--statutory valuation allowance.................         --    (121,128)  (121,128)
                                                          ----------  ----------  ---------
   SSAP 3--adjusted tax assets and liabilities...........    (83,765)     40,750    (43,015)
   SSAP 3--non-admitted impact...........................     42,479      (9,412)    33,067
                                                          ----------  ----------  ---------
Total SSAP 3 impact...................................... $  (41,286) $   31,338  $  (9,948)
                                                          ==========  ==========  =========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


STATUTORY VALUATION ALLOWANCE

Under SSAP 10R, statutory gross deferred tax assets must be reduced to the extent it is determined that valuation allowance would be required under U.S. GAAP valuation allowance principles pursuant to Accounting Standard Codification (ASC) 740, INCOME TAXES. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. At December 31, 2011, the Company recorded gross deferred tax assets before valuation allowance of $1,962,031 and established a valuation allowance of $113,179 relating to capital deferred tax assets. This is based on the Company's expectation, which is based on a "more likely than not" standard in measuring its ability to realize its gross deferred tax assets reported on the Company's statement of admitted assets at December 31, 2011. Accordingly, the Company recorded total adjusted deferred tax assets of $1,848,852.

When making its assessment about the realization of its deferred tax assets at December 31, 2011, the Company considered all available evidence, as required by income tax accounting guidance, including:

    . the nature, frequency, and severity of current and cumulative financial reporting losses;

    . transactions completed and transactions expected to be completed in the near future;

    . the carryforward periods for the net operating and capital loss and foreign tax credit carryforward;

    . the application of the amended tax sharing agreement between the tax Sub Group and the Ultimate Parent; and,

    . tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets.

Negative evidence included: (i) the existence of cumulative losses in recent years, including losses related to adverse development in 2009 and 2010 of $1,062,000 and $1,645,000, respectively; (ii) the risk that the Company will not be able to execute upon on all of its strategies and actions in the anticipated timeframe; (iii) that Chartis is unable to continue generating profits from the foreign insurance business which the Company has asserted that it can reinsure into the Company; and, (iv) that the Company is unable to identify securities earning the investment yields contemplated in the projections and strategies which represented yields ranging from 3.75 percent to 10.8 percent.

Positive evidence included the availability of prudent and feasible tax planning strategies and AIG's, Chartis' and the Company's intention to execute on tax planning strategies and/or actions, if required, that would allow the Company to generate taxable income in order to realize the statutory gross deferred tax assets. These tax planning strategies include; (i) converting tax-exempt investment income to taxable investment income through both the municipal bond borrowing program or through the sale of additional tax-exempt securities to third parties and affiliates and reinvestment of the proceeds in taxable securities; and, (ii) investing available resources into higher yielding assets.

It is important to note, estimates of future taxable income generated from specific transactions and tax planning strategies could change in the near term, perhaps materially, which may require the Company to adjust its assessment of the need for a valuation allowance. Such adjustments could be material to the Company's financial condition or its results of operations for an individual reporting period.

STATUTORY ADMISSIBILITY

Once the $1,848,852 of adjusted gross deferred tax asset was quantified, this value was assessed for statutory admissibility using SSAP 10R's three part test. The first test allows for the admissibility of adjusted gross deferred tax

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

assets that are expected to reverse in the next three years and could be used to recover taxes paid in prior years. Currently, no carryback potential exists, and thus no adjusted gross deferred tax asset can be admitted under this first test. The second test allows for an adjusted gross deferred tax asset to be admitted based upon the lesser of 15 percent of adjusted statutory surplus of the most recently filed statement and the adjusted gross deferred tax assets expected to reverse within the next three years and that it is expected to be realized (i.e., provide incremental cash tax savings). Under this test, the Company is required to project future taxable income. If operating results differ from those expected in the Company's projections, the amount of the adjusted gross deferred tax asset admitted could materially change. The Company's projections used in determining the admissibility of adjusted gross deferred tax assets included the consideration of the tax planning actions and strategies discussed above and carry similar risks, including the possibility of continuing adverse development in the prior year loss reserves. Finally, the adjusted gross deferred tax assets not admitted under the first two tests can be admitted to the extent there are existing deferred tax liabilities allowable under the relevant tax law. As a result of these tests for statutory admissibility, $873,540 of adjusted gross deferred tax assets was admitted as of December 31, 2011.

The Company does not have any unrecorded deferred tax liabilities.

The Company's income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35 percent to income before income taxes as follows:

                                                                  2011                  2010                   2009
                                                          --------------------  --------------------  ---------------------
DESCRIPTION                                                 AMOUNT   TAX EFFECT   AMOUNT   TAX EFFECT   AMOUNT    TAX EFFECT
--------------------------------------------------------- ---------  ---------- ---------  ---------- ----------  ----------
Net income before federal income taxes and capital gains
  taxes.................................................. $ 602,743  $ 210,960  $(670,989) $(234,846) $1,394,300  $ 488,005
BOOK TO TAX ADJUSTMENTS:
   Tax-exempt income.....................................  (186,459)   (65,261)  (260,513)   (91,179)   (379,686)  (132,890)
   Intercompany dividends................................   (30,942)   (10,830)  (301,132)  (105,396)   (287,872)  (100,755)
   Dividend received deduction...........................    (5,095)    (1,783)    (5,725)    (2,004)         --         --
   Subpart F income, gross-up & foreign tax credits......    10,847      2,102    (39,680)   (23,366)         --         --
   Meals and entertainment...............................     2,591        907      2,109        738         909        318
   Stock options and other compensation..................    39,035     13,662     (5,364)    (1,877)         --         --
   Non-deductible penalties..............................     1,522        533         --         --         767        268
   Change in non-admitted assets.........................   104,930     36,726    198,958     69,635    (227,957)   (79,785)
   Change in tax position................................        --      5,214         --     11,937          --     50,468
   Statutory valuation allowance.........................  (340,390)  (340,390)   332,441    332,441          --         --
   Sale of divested entities.............................        --         --         --         --     (27,239)    (9,534)
   Return to provision...................................        --     (1,254)        --     48,616          --     17,098
   Capital gain on affiliated subsidiary redistribution
     (UGC)...............................................        --         --    (67,503)   (23,626)         --         --
   Sale of ILFC..........................................        --         --         --         --     795,000    278,250
   Branch incorporation & conversion (Hong Kong/
     Singapore)..........................................      (566)      (198)        --         --          --         --
   Non-deductible expenses...............................    36,156     12,655         --         --          --         --
   Other.................................................       (14)        (6)        --     (2,061)         --      3,604
                                                          ---------  ---------  ---------  ---------  ----------  ---------
       TOTAL BOOK TO TAX ADJUSTMENTS.....................  (368,385)  (347,923)  (146,409)   213,858    (126,078)    27,042
                                                          ---------  ---------  ---------  ---------  ----------  ---------
TOTAL FEDERAL TAXABLE INCOME AND TAX                      $ 234,358  $(136,963) $(817,398) $ (20,988) $1,268,222  $ 515,047
                                                          =========  =========  =========  =========  ==========  =========

Federal income tax incurred..............................                6,340                (3,590)              (377,136)
Federal income tax on realized capital gains.............                   --                17,767                930,452
Change in deferred tax...................................             (170,542)              (35,165)               (38,269)
Less: Change in deferred tax--other surplus items........               27,239                    --                     --
                                                                     ---------             ---------              ---------
Total tax................................................            $(136,963)            $ (20,988)             $ 515,047
                                                                     ---------             ---------              ---------

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


As of December 31, 2011, the Company had $19,102 of foreign tax credits carry forwards expiring through the year 2021, $1,433,106 of net operating loss carry forwards expiring through the year 2031, and $228,350 of capital loss carry forwards expiring through the year 2016 that are available to offset against future taxable income. The Company had no unused tax credits available to offset against future taxable income as of December 31, 2011 and 2010.

The Company has an enforceable right to recoup federal income taxes in the event of future net losses which it may incur or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes. Currently, there is no federal income tax incurred available for recoupment in the event of future net operating losses for tax purposes.

As of December 31, 2011, the Company had no deposits under IRC Section 6603.

In 2009, tax liabilities relating to uncertain tax positions and tax return errors and omissions relating to the Company were held by Chartis, Inc., the Subgroup Parent. Pursuant to the amended tax sharing agreement that was effective January 1, 2010, Chartis, Inc. continues to assume the liabilities for uncertain tax positions of the Company; however any change in liability relating to tax return errors and omissions are now reflected as liabilities of the Company at December 31, 2011. As of December 31, 2011, the Company recorded gross liabilities related to tax return errors and omissions in the amount of $59,032.

Listed below are the tax years that remain subject to examination by major tax jurisdictions at December 31, 2011:

                    Major Tax Jurisdictions  Open Tax Years
                    -----------------------  --------------
                        United States.......  2000 - 2010

NOTE 9 - PENSION PLANS AND DEFERRED COMPENSATION ARRANGEMENTS

A. PENSION PLAN

   Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

   The AIG Retirement Plan (the AIG U.S. Plan) is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   terminates with less than five years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

   The Company is jointly and severally responsible with AIG and other participating companies for funding obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the ERISA Plans). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

   Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

   Effective April 1, 2012, the AIG U.S. Plan and AIG Excess plans will be converted from final average pay to cash balance formulas comprised of pay credits based on 6 percent of a plan participant's annual compensation (subject to IRS limitations for the qualified plan) and annual interest credits. However, employees satisfying certain age and service requirements remain covered under the final average pay formula in the respective plans.

   The following table sets forth the funded status of the AIG U.S. Plan, valued in accordance with SSAP No. 89, ACCOUNTING FOR PENSIONS (SSAP 89).

                AS OF DECEMBER 31,         2011        2010
                ------------------      ----------  ----------
                Fair value of plan
                  assets............... $3,432,515  $3,424,553
                Less projected benefit
                  obligation...........  4,219,931   3,574,840
                                        ----------  ----------
                Funded status.......... $ (787,416) $ (150,287)
                                        ==========  ==========

   The weighted average assumptions that were used to determine the pension benefit obligations as of December 31, 2011, 2010 and 2009 are set forth in the table below:

     AS OF DECEMBER 31,                 2011         2010         2009
     ------------------             -----------  -----------  -----------
     Discount rate.................    4.62%        5.50%        6.00%
     Rate of compensation increase
       (average)...................    4.00%        4.00%        4.00%
     Measurement date.............. December 31, December 31, December 31,
                                        2011         2010         2009
     Medical cost trend rate.......     N/A          N/A          N/A
                                    ===========  ===========  ===========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   In 2011 and 2010, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $8,362 and $12,909 for 2011 and 2010, respectively.

   AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan (SERP), which provides additional retirement benefits to designated executives. The results in this footnote do not include the nonqualified plans.

B. POSTRETIREMENT BENEFIT PLANS

   AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination. The maximum life insurance benefit prior to age 70 is $33, with a maximum $25 thereafter.

   Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5 for retirement at age 55 through 59 and $10 for retirement at ages 60 through 64 and $15 from retirement at ages 65 and over.

   AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with SSAP No. 14, POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (SSAP 14), as of December 31, 2011 and 2010 were $201,960 and $202,418, respectively. These obligations are not currently funded. The Company's allocated share of other postretirement benefit plan expenses were $622 and $584 for the years ended December 31, 2011 and 2010, respectively.

   Effective April 1, 2012, the Company subsidy for the retiree medical plan will only be provided to employees whose combination of age and credited service is equal to or greater than 65 points, who are at least age 55, and have at least 5 years of credited service as of March 31, 2012. The retiree plan will only provide access to coverage for all other retirees, but the Company subsidy will no longer be available to them.

   As sponsor of the AIG U.S. Plan and other benefit plans, AIG is ultimately responsible for the maintenance of these plans in compliance with law. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

C. STOCK OPTION AND DEFERRED COMPENSATION PLANS

   Some of the Company's officers and key employees receive share-based compensation pursuant to awards granted under the AIG 2010 Stock Incentive Plan including share-based cash settled awards such as the Stock Salary and

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           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   TARP RSU Awards and several other legacy AIG-sponsored employee compensation plans, which are linked to AIG Common Stock. Share-based cash settled awards are recorded as liabilities until the final payout is made or the award is replaced with a stock-settled award. Unlike stock-settled awards, which have a fixed grant-date fair value (unless the award is subsequently modified), the fair value of unsettled or unvested liability awards are remeasured at the end of each reporting period based on the change in fair value of one share of AIG common stock. Legacy plans for which awards were still outstanding at December 31, 2011 include the AIG 1999 Stock Option Plan, as amended, AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units and the AIG 2007 Stock Incentive Plan, as amended. During 2011 and 2010, AIG allocated to the Company compensation expense totaling $4,258 and $15,208 respectively, related to stock options and restricted stock units granted under these plans.

   In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights (SARs) if certain performance metrics are met. During 2011 and 2010, AIG allocated to the company $5,263 and $10,409, respectively, for expenses incurred under this plan.

   In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees (the AIG Incentive Savings Plan), which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to seven percent of annual salary depending on the employees' years of service and subject to certain compensation limits. The Company's allocated pre-tax expense associated with this plan was $5,232 and $7,686 in 2011 and 2010, respectively. Effective January 1, 2012, the AIG Incentive Savings Plan was amended to change the company matching contribution to 100 percent of the first six percent of participant contributions and to allow all employees to contribute up to the annual IRS contribution maximum of $17.

D. POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

   AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently;
   other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and Consolidated Omnibus Budget Reconciliation Act (COBRA) medical subsidies.
   The costs of these plans are borne by AIG and its participating subsidiaries.

E. IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS

   On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2011 is $3,100

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


NOTE 10 - CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS

A. CAPITAL AND SURPLUS

   The portion of unassigned surplus as of December 31, 2011 and 2010 represented by each item below is as follows:

                                             2011        2010
                                         -----------  ----------
              Unrealized gains and
                losses.................. $ 5,798,294  $5,557,752
              Non-admitted asset values.  (1,079,724)   (838,329)
              Provision for reinsurance.     (77,539)   (101,251)

   In calculating the provision for reinsurance as of December 31, 2011, management utilized collateral including letters of credit provided by its Ultimate Parent of $402,308. In calculating the provision for reinsurance as of December 31, 2010, management utilized collateral including letters of credit and assets in trust provided by its Ultimate Parent of $332,238 and $28,238, respectively. The use of these assets was approved by the PA DOI.

   The changes in unrealized gains and non-admitted assets reported in the STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS were derived as follows:

    Change in net unrealized gains         2011        2010        2009
    ------------------------------      ----------  ----------  ----------
    Unrealized gains, current year..... $5,798,294  $5,557,752  $5,274,143
    Unrealized gains, previous year....  5,557,752   5,274,143   5,805,880
                                        ----------  ----------  ----------

    Change in unrealized gains.........    240,542     283,609    (531,737)
    Change in tax on unrealized gains..      3,265     (63,042)     20,011
    Adjustments to beginning surplus
      (SSAP 3).........................    135,388     222,380      84,902
    Derivatives--change in foreign
      exchange.........................     13,772     (11,263)         --
    Amortization of goodwill...........     (2,927)     (2,926)     (7,741)
                                        ----------  ----------  ----------
    Change in unrealized, net of taxes. $  390,040  $  428,758  $ (434,565)
                                        ==========  ==========  ==========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


         Change in non-admitted asset values      2011         2010
         -----------------------------------  -----------  -----------
         Non-admitted asset values, current
           year.............................. $(1,079,724) $  (838,329)
         Non-admitted asset values, previous
           year..............................    (838,329)  (1,326,751)
                                              -----------  -----------
         Change in non-admitted assets.......    (241,395)     488,422
         Change in accounting principles
           SSAP 10R..........................      (1,366)    (356,629)
         Adjustments to beginning surplus
           (SSAP 3)..........................      19,783      (39,897)
         Other surplus adjustments...........          --      (12,398)
                                              -----------  -----------
         Change in non-admitted assets....... $  (222,978) $    79,498
                                              ===========  ===========

   During 2010, the Company recognized a $50,628 increase in surplus due to the mergers with Audubon Insurance, Audubon Indemnity and NULA. The surplus components impacted were as follows:

                    Change in SSAP 10R.............. $   199
                    Gross paid in and contributed
                      surplus.......................   7,130
                    Unassigned funds (other surplus
                      adjustments)..................  43,299
                                                     -------
                                                     $50,628
                                                     =======

   The Company transferred its ownership of United Guaranty Corporation (UGC) to AIG, after a contribution of cash by AIG in an amount equal to the statutory book value of the shares of UGC as at December 31, 2010. There was no impact to surplus as the balance distributed was equal to the contribution. The distribution was considered extraordinary. Refer to Note 13 for further details.

B. RISK-BASED CAPITAL REQUIREMENTS

   The NAIC has adopted a Risk-Based Capital (RBC) formula to be applied to all property and casualty insurance companies. RBC is a method of establishing the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. A company's RBC is calculated by applying different factors to various asset classes, net premiums written and loss and LAE reserves. A company's result from the RBC formula is then compared to certain established minimum capital benchmarks. To the extent a company's RBC result does not either reach or exceed these established benchmarks, certain regulatory actions may be taken in order for the insurer to meet the statutorily-imposed minimum capital and surplus requirements.

   In connection therewith, the Company has satisfied the capital and surplus requirements of RBC for the 2011 reporting period.

C. DIVIDEND RESTRICTIONS

   Under Pennsylvania law, the Company may pay cash dividends only from earned surplus determined on a statutory basis. Further, the Company is restricted (on the basis of the greater of 10 percent of the Company's statutory earned surplus, inclusive of unrealized gains and losses, as of December 31, 2011, or 100 percent of the

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   Company's net income, for the preceding twelve month period ended
   December 31, 2011) as to the amount of dividends it may declare or pay in any twelve-month period without the prior approval of the PA DOI. As of December 31, 2011, the maximum dividend payment, which may be made, by the Company, without prior approval during 2012, is approximately $1,201,290.

   Within the limitations noted above, no dividends may be paid out of segregated surplus. There are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders. There were no restrictions placed on the Company's surplus including for whom the surplus is being held. There is no stock held by the Company for any special purpose. However, the Company has agreed to provide advance notice to PA DOI of, (i) any proposed transactions between the Company and AIG or an AIG affiliate not in the ordinary course of business, and (ii) any proposed dividends or distributions.

   During 2011, the Company paid $861,346 in dividends to Chartis U.S., Inc. of which $500,000 were considered extraordinary dividends. During 2010, the Company paid $889,961 in ordinary dividends to Chartis U.S., Inc. During 2009, the Company paid $537,000 in dividends to Chartis U.S., Inc. Refer to
   Note 5E for additional information.

   The Company transferred its ownership of UGC to AIG, after a contribution of cash by AIG in an amount equal to the statutory book value of the shares of UGC as at December 31, 2010. The distribution of UGC was considered extraordinary. Refer to Note 13 for further details.

NOTE 11 - CONTINGENCIES

A. LEGAL PROCEEDINGS

   The Company is involved in various legal proceedings incident to the operation of its business. Such proceedings include claims litigation in the normal course of business involving disputed interpretations of policy coverage. Other proceedings in the normal course of business include allegations of underwriting errors or omissions, bad faith in the handling of insurance claims, employment claims, regulatory activity, and disputes relating to the Company's business ventures and investments.

   Other legal proceedings include the following:

   The National Association of Insurance Commissioners Market Analysis Working Group, led by the states of Ohio and Iowa, is conducting a multi-state examination of certain accident and health products, including travel products, issued by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"). The examination formally commenced in September 2010 after National Union, based on the identification of certain regulatory issues related to the conduct of its accident and health insurance business, including rate and form issues, producer licensing and appointment, and vendor management, requested that state regulators collectively conduct an examination of the regulatory issues in its accident and health business. In addition to Ohio and Iowa, the lead states in the multi-state examination are Minnesota, New Jersey and Pennsylvania, and currently a total of 38 states have agreed to participate in the multi-state examination. As part of the multi-state examination, an Interim Consent Order was entered into with Ohio on (A) January 7, 2011, in which National Union agreed, on a nationwide basis, to cease marketing directly to individual bank customers accident/sickness policy forms that had been approved to be sold only as policies providing blanket coverage, and to certain related remediation and audit

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   procedures and (B) on February 14, 2012, in which National Union agreed, on a nationwide basis, to limit outbound telemarketing to certain forms and rates. A Consent Order was entered into with Minnesota on February 10, 2012, in which National Union and Travel Guard Group Inc. agreed to (i) cease automatically enrolling Minnesota residents in certain insurance relating to air travel, (ii) pay a civil penalty to Minnesota of $250 and (iii) refund premium to Minnesota residents who were automatically enrolled in certain insurance relating to air travel. In early 2012, Chartis U.S., Inc., on behalf of itself, National Union, and certain of Chartis U.S., Inc.'s insurance companies (collectively, "Chartis U.S.") and the lead regulators agreed in principle upon certain terms to resolve the multi-state examination. The terms include Chartis U.S.'s (i) payment of a civil penalty of up to $51,000, (ii) agreement to enter into a corrective action plan describing agreed-upon specific steps and standards for evaluating Chartis U.S.'s ongoing compliance with laws and regulations governing the regulatory issues identified in the examination, and (iii) agreement to pay a contingent fine in the event that Chartis U.S. fails to substantially comply with the steps and standards agreed to in the corrective action plan. AIG has established a reserve equal to the amount of the civil penalty under the proposed agreement. As the terms outlined above are subject to agreement by the lead and participating states and appropriate agreements or orders, the Company (i) can give no assurance that these terms will not change prior to a final resolution of the multi-state examination that is binding on all parties and (ii) cannot predict what other regulatory action, if any, will result from resolving the multi-state examination. There can be no assurance that any regulatory action resulting from the issues identified will not have a material adverse effect on Chartis's consolidated results of operations for an individual reporting period, the ongoing operations of the business being examined, or on similar business written by other AIG carriers. National Union and other Chartis companies are also currently subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course.

   AIG, National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), and Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company) have been named defendants (the AIG Defendants) in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). The plaintiffs in the second-filed action have intervened in the first-filed action, and the second-filed action has been dismissed. An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current action, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that the AIG Defendants and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In their complaint, plaintiffs request compensatory damages for the 1999 class in the amount of $3,200,000, plus punitive damages. The AIG Defendants deny the allegations of fraud and suppression and have asserted, inter alia, that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. The AIG Defendants further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. Plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations.

   The intervening plaintiffs had requested a stay of all trial court proceedings pending their appeal of an order dismissing certain lawyers and law firms who represented parties in the underlying class and derivative actions. After the Alabama Supreme Court affirmed the trial court's dismissal in September 2008, the intervening plaintiffs filed an Amended Complaint in Intervention on December 1, 2008, which named Caremark, AIG and certain subsidiaries, including National Union and Chartis Specialty Insurance Company, as defendants, and purported to

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   bring claims against all defendants for deceit and conspiracy to deceive, and to bring a claim against AIG and its subsidiaries for aiding and abetting Caremark's alleged deception.

   After the defendants moved to dismiss the Amended Complaint in Intervention and, in the alternative, for a more definite statement, and the plaintiffs reached an agreement to withdraw additional motions seeking to disqualify certain plaintiffs' counsel, on March 2, 2009, the court granted the intervening plaintiffs' motion to withdraw the Amended Complaint in Intervention. On April 14, 2009, the court established a schedule for class action discovery. The parties are presently engaged in class discovery, and plaintiffs' motion for class certification is scheduled for a hearing starting on May 30, 2012.

   As of April 18, 2012, the parties have not commenced general discovery, and the court has not determined if a class action is appropriate or the size or scope of any class. The Company is unable to reasonably estimate the possible loss or range of losses, if any, arising from the litigation.

   On September 2, 2005, certain AIG companies including American Home Assurance Company, AIU Insurance Company and New Hampshire Insurance Company (collectively, the AIG Parties) sued (i) The Robert Plan Corporation (RPC), an agency that formerly serviced assigned risk automobile insurance business for the AIG Parties; (ii) certain affiliates of RPC; and (iii) two of RPC's senior executives. This suit was brought in New York Supreme Court and alleges the misappropriation of funds and other violations of contractual arrangements. On September 26, 2005, RPC countersued the AIG Parties and AIG itself for, among other things, $370,000 in disgorged profits and $500,000 of punitive damages under a claim of fraud. On March 10, 2006, RPC moved to dismiss its fraud claim without prejudice for the purposes of bringing that claim in New Jersey. On that date, RPC also amended its counterclaim, setting forth a number of causes of action for breach of contract. The parties filed cross motions to dismiss various counts of the complaint and counterclaims. These motions were granted in part and denied in part by the court. RPC appealed certain aspects of the court's ruling. That appeal remains pending. On August 25, 2008, RPC, one of its affiliates, and one of the defendant RPC executives filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the Bankruptcy Code). On October 7, 2008, the Court entered an Order staying this action in light of those bankruptcy proceedings. On January 15, 2009, RPC filed a notice of removal to the United States District Court for the Southern District of New York. The action was subsequently transferred to the Eastern District of New York and then referred to the United States Bankruptcy Court for that District. The AIG Parties moved to remand the case, and the Court granted that motion on April 12, 2010.

   In July 2007, RPC (along with Eagle Insurance Company (Eagle) and Newark Insurance Corporation (Newark), two of RPC's subsidiary insurance companies) filed a separate complaint in New Jersey alleging claims for fraud and negligent misrepresentation against AIG and the AIG Parties in connection with certain 2002 contracts. That complaint seeks damages of at least $100,000, unspecified punitive damages, declaratory relief, and imposition of a constructive trust.

   Because Eagle and Newark are in liquidation with the Commissioner of the New Jersey Department of Banking and Insurance as liquidator, the AIG Parties believe that only the Commissioner -- and not RPC -- has the authority to direct Eagle and Newark to bring the claims asserted in this action. On December 7, 2007, this action was stayed pending judicial determination of this issue in the Eagle/Newark rehabilitation/liquidation proceeding. In October 2008, the Court dismissed the action without prejudice for failure to prosecute.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   Nevertheless, on January 14, 2009, RPC filed a notice of removal of the New Jersey action to the United States District Court for the District of New Jersey and, on February 2, 2009, moved to transfer the New Jersey action to the Eastern District of New York, where RPC's bankruptcy proceeding is pending. The AIG Parties filed a motion to dismiss the case for lack of subject matter jurisdiction because the purportedly removed action had been dismissed three months before RPC filed its purported notice of removal, and consideration of RPC's transfer motion was stayed until the Court ruled on the AIG Parties' motion to dismiss. On August 10, 2009, the Court granted the AIG Parties' motion to dismiss and denied RPC's transfer motion as moot. To the AIG Parties' knowledge, since that time, RPC has not sought to have the New Jersey state court action reinstated. The settlement discussed below contains a release from RPC to the AIG Parties that covers the claims RPC asserted against the AIG Parties in the New Jersey Action.

   On December 28, 2010, the Bankruptcy Court granted motions to approve settlements entered into in September 2010 between the AIG parties and the RPC Defendants (other than two of RPC's affiliates whose corporate privileges have been suspended by their respective states of incorporation and are therefore unable to enter into contracts) resolving all claims and counterclaims between the AIG parties and the RPC Defendants, and on March 16, 2011 the Court entered an Order dismissing the case with prejudice. The settlements will not have a material adverse effect on the AIG parties' financial position.

   On March 23, 2011, certain AIG entities were served with a Summons with Notice of a suit filed in New York Supreme Court (Nassau County) by William Wallach, The William Wallach Irrevocable Trust, Lawrence Wallach, and Richard Wallach. Prior to his death in 2010, William Wallach was the majority shareholder in RPC. The Summons with Notice indicates that the suit purports to seek damages of $375,000 for breach of contract, misrepresentation, breach of fiduciary duty, fraud, deceit, tortious interference with contractual relations and prima facie tort.

   Following motion practice in the District Court, the matter was referred to the Bankruptcy Court as related to the settlement that was approved on March 16, 2011. The AIG Defendants requested leave to move for sanctions because they assert the complaint is frivolous, and the plaintiffs indicated their intent to file an amended complaint. On October 5, 2011, the Bankruptcy Court set a 60-day deadline for plaintiffs to amend, if so advised, and to determine whether they wish to proceed notwithstanding AIG Defendants' assertion that the claim is frivolous. The plaintiffs neither withdrew nor amended their complaint within the 60-day deadline set by the Bankruptcy Court. On December 7, 2011, the Bankruptcy Court indicated that the AIG Defendants should file their motions to dismiss and for sanctions against the plaintiffs' existing complaint, returnable January 18, 2012. The AIG Defendants filed their motions to dismiss and for sanctions on December 19, 2011. On February 1, 2012, the bankruptcy court dismissed the complaint without prejudice and set a March 5, 2012 hearing date for the AIG Defendants' sanctions motion. At that hearing, the Court granted the AIG Defendants' sanctions motion.

   Effective February 9, 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice (the DOJ), the United States Securities and Exchange Commission (the SEC), the Office of the Attorney General of the State of New York (the NYAG) and the New York Insurance Department (the NYDOI). The settlements resolve outstanding litigation and allegations by such agencies against AIG in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG recorded an after-tax-charge of $1,150,000 in the fourth quarter of 2005, and made payments or placed in escrow approximately $1,640,000 including (i) $375,000 into a fund under the supervision of the NYAG and NYDOI to be available principally to pay certain AIG insurance company

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   subsidiary policyholders who purchased excess casualty policies through Marsh & McLennan Companies, Inc. and Marsh Inc. (the Excess Casualty Fund) and (ii) $343,000 into a fund under the supervision of the NYAG and the NYDOI to be used to compensate various states in connection with the underpayment of certain workers compensation premium taxes and other assessments. As of February 29, 2008, eligible policyholders entitled to receive approximately $358,700 (or 95 percent) of the Excess Casualty Fund had opted to receive settlement payments in exchange for releasing AIG and its subsidiaries from liability relating to certain insurance brokerage practices. In accordance with the settlement agreements, all amounts remaining in the Excess Casualty Fund were used by AIG to settle claims from other policyholders relating to such practices.

   Various state regulatory agencies have reviewed certain other transactions and practices of AIG and its subsidiaries, including the Company, in connection with certain industry-wide and other inquiries including, but not limited to, insurance brokerage practices relating to contingent commissions and the liability of certain AIG subsidiaries, including the Company, for taxes, assessments and surcharges relating to the underreporting or misreporting of workers compensation premium. On January 29, 2008 AIG reached settlements in connection with these state reviews, subject to court approval, with the Attorneys General of the States of Florida, Hawaii, Maryland, Michigan, Oregon, Texas and West Virginia, the Commonwealths of Massachusetts and Pennsylvania, and the District of Columbia; the Florida Department of Financial Services; and the Florida Office of Insurance Regulation. The settlement agreements call for AIG to pay a total of $12,500 to be allocated among the ten jurisdictions and also require AIG to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives. On March 13, 2008, AIG also reached a settlement with the Pennsylvania Insurance Department, which calls for AIG to provide annual reinsurance reports and maintain certain producer compensation disclosure and ongoing compliance initiatives, and to pay a total of $13,500, $4,400 of which was previously paid to Pennsylvania in connection with prior settlement agreements.

   On May 24, 2007, the National Workers Compensation Reinsurance Pool (NWCRP), on behalf of its participant members, filed a lawsuit against AIG and certain of its subsidiaries, including the Company (collectively, the AIG parties), with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint alleges claims for violations of the Racketeer Influenced and Corrupt Organizations Act (RICO), breach of contract, fraud and related state law claims arising out of AIG's alleged underpayment of these assessments between 1970 and the present and seeks damages purportedly in excess of $1,000,000. On August 6, 2007, the court denied the AIG parties' motion seeking to dismiss or stay the complaints or in the alternative, to transfer to the Southern District of New York. On December 26, 2007, the court denied the AIG parties' motion to dismiss the complaint. On March 17, 2008, the AIG parties filed an amended answer, counterclaims and third-party claims against the National Council on Compensation Insurance (in its capacity as attorney-in-fact for the NWCRP), the NWCRP, its board members, and certain of the other insurance companies that are members of the NWCRP alleging violations of RICO, as well as claims for conspiracy, fraud, and breach of fiduciary duty. The counterclaim-and third-party defendants filed motions to dismiss on June 9, 2008.

   On January 26, 2009, the AIG parties filed a motion to dismiss all claims in the complaint for lack of subject-matter jurisdiction. On February 23, 2009, the Court issued an order denying the motion to dismiss the AIG parties' counterclaims; granting the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for RICO violations and conspiracy; and denying the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for fraud, breach of fiduciary duty and unjust enrichment. On April 13, 2009, one of the third-party defendants filed third-party counterclaims against AIG, certain of its subsidiaries and certain former executives. On August 20, 2009, the court granted the AIG parties' motion to dismiss the NWCRP's claims for lack of subject matter jurisdiction. On September 25, 2009, the AIG

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   parties, now in the position of plaintiff, filed an amended complaint that repleads their RICO and conspiracy claims - previously counterclaims that were dismissed without prejudice - against several competitors, as well as repleads the AIG parties' already sustained claims for fraud, breach of fiduciary duty and unjust enrichment against those parties, the NWCRP and the NCCI. On October 8, 2009, one competitor filed amended counterclaims against the AIG parties. The amended counterclaim is substantially similar to the complaint initially filed by the NWCRP, but also seeks damages related to non-NWCRP states and guaranty funds, in addition to asserting claims for other violations of state law.

   On October 30, 2009, all of the parties now in the position of defendant - the AIG parties' competitors, the NWCRP and NCCI - filed motions to dismiss many of the AIG parties' amended claims, and the AIG parties filed a motion to dismiss many of their competitor's counterclaims. On July 1, 2010 the Court denied the pending motions to dismiss as to all claims, except that it dismissed the AIG parties' claim for unjust enrichment. On July 30, 2010, the NWCRP filed a motion for reconsideration of the Court's decision denying its motion to dismiss the accounting claim asserted against it by the AIG parties, and that motion was denied on August 16, 2010.

   On April 1, 2009, a purported class action was filed in Illinois federal court against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint was styled as an "alternative complaint," should the court grant the AIG parties' motion to dismiss all claims against the defendants in the NWCRP lawsuit for lack of subject matter jurisdiction. The allegations in the class action complaint are substantially similar to those filed by the NWCRP, but the complaint adds certain former AIG executives as defendants and a RICO claim against those individuals. On August 28, 2009, the class action plaintiffs filed an amended complaint, removing the AIG executives as defendants. On October 30, 2009, the AIG parties filed a motion to dismiss many of the claims asserted in the class action complaint. On July 1, 2010, the Court denied the pending motion to dismiss as to all claims, except that it dismissed the plaintiffs' claim for promissory estoppel against the AIG subsidiary defendants (the promissory estoppel claim against AIG survives). Class discovery has been completed, and on July 16, 2010, the plaintiffs filed a motion for class certification. The AIG parties filed their opposition to this motion on October 8, 2010.

   On January 5, 2011, the AIG parties executed a term sheet with a group of intervening plaintiffs, made up of seven participating members of the NWCRP that filed a motion to intervene in the class action for the purpose of settling the claims at issue on behalf of a settlement class. The proposed class-action settlement would require AIG to pay $450,000 to satisfy all liabilities to the class members arising out of the workers compensation premium reporting issues, a portion of which would be funded out of the remaining amount held in a fund established as part of AIG's settlement with the NYAG and NYDOI in 2006 (the "Workers Compensation Fund"), as addressed above, less any amounts previously withdrawn to satisfy AIG's regulatory settlement obligations, as addressed below. On January 13, 2011, their motion to intervene was granted. On January 19, 2011, the intervening class plaintiffs filed their Complaint in Intervention. On January 28, 2011, the AIG parties and the intervening class plaintiffs entered into a settlement agreement embodying the terms set forth in the January 5, 2011 term sheet and filed a joint motion for certification of the settlement class and preliminary approval of the settlement. If Court approval becomes final, the settlement agreement will resolve and dismiss with prejudice all claims that have been made or that could have been made in the consolidated litigations pending in the Northern District of Illinois arising out of workers compensation premium reporting, including the class action, other than claims that are brought by or against any class member that opts out of the settlement. On April 29, 2011, Liberty Mutual Group filed papers in opposition to preliminary approval of the proposed settlement and in opposition to certification of a settlement

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   class, in which it alleged that AIG's actual exposure should the class action continue through judgment to be in excess of $3,000,000. The AIG parties dispute this allegation.

   On August 1, 2011, the Court issued an opinion and order granting the pending motion for settlement class certification and preliminarily approving the proposed class action settlement, subject to certain minor modifications to the settlement agreement that the Court noted the parties already had agreed to make. The opinion and order stated that it would become effective upon entry of a separate Findings and Order Preliminarily Certifying a Settlement Class and Preliminarily Approving Proposed Settlement, which was then entered on August 5, 2011. Liberty Mutual sought leave from the United States Court of Appeals for the Seventh Circuit to appeal the August 5, 2011 class certification decision, which was denied on August 19, 2011. Notice of the settlement was issued to the class members on August 19, 2011 advising that any class member wishing to opt out of or object to the class action-settlement was required to do so by October 3, 2011. RLI Insurance Company and its affiliates, which were to receive less than one thousand dollars under the proposed settlement, sent the only purported opt-out notice. Liberty Mutual, including its subsidiaries Safeco and Ohio Casualty, and the Kemper group of insurance companies, through their affiliate Lumbermens Mutual Casualty, were the only two objectors. The AIG parties and the settling class plaintiffs filed responses to the objectors' submissions on October 28, 2011. The Court conducted a final fairness hearing on November 29, 2011. Immediately prior to the hearing, Lumbermens Mutual Casualty withdrew its objection to the settlement. On December 21, 2011, the Court issued an Order granting final approval of the settlement, but staying that ruling pending a forthcoming opinion. On February 28, 2012, the Court entered a final order and judgment approving the class action settlement. Liberty Mutual, Safeco and Ohio Casualty filed notices of their intent to appeal the Court's final order and judgment. The Court of Appeals for the Seventh Circuit has consolidated the appeals. Liberty Mutual, Safeco and Ohio Casualty are to submit their opening briefs on or before May 29, 2012.

   The $450,000 settlement amount, which is currently held in escrow pending final resolution of the class action settlement, was funded in part from the approximately $191,500 remaining in the Workers' Compensation Fund, after the transfer of the $146,500 in fines, penalties, and premium taxes discussed in the NAIC Examination of Workers' Compensation Premium Reporting matter below. In the event that the appeal of the class action settlement is successful, the litigation could resume. AIG has an accrued liability equal to the amounts payable under the settlement.

   A purported class action was filed in South Carolina federal court on January 25, 2008 against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums. An amended complaint was filed on March 24, 2008, and the AIG parties filed a motion to dismiss the amended complaint on April 21, 2008. On July 8, 2008, the court granted the AIG parties' motion to dismiss all claims without prejudice and granted plaintiff leave to refile subject to certain conditions. Plaintiffs filed their second amended complaint on July 22, 2008. On March 27, 2009, the court granted the AIG parties' motion to dismiss all claims in the second amended complaint related to pre-2001 policies and all claims against certain AIG subsidiaries, denied the motion to dismiss as to claims against AIG and the remaining subsidiaries, and granted the AIG parties' motion to strike certain allegations from the complaint. On July 19, 2010, the South Carolina Supreme Court held that the filed-rate doctrine did not bar plaintiffs' claims. On December 21, 2011, plaintiffs filed a motion for class certification, which the AIG parties opposed on January 23, 2012. On February 29, 2012, the parties agreed in principle to settle the case for a payment by defendants of $4,000. If that settlement is approved by the court and the settlement becomes final, the case will be concluded.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   In April 2007, the National Association of Insurance Commissioners (the
   NAIC) formed a Settlement Review Working Group, directed by the State of Indiana, to review the Workers Compensation Residual Market Assessment portion of the settlement between AIG, the NYAG, and the NYDOI. In late 2007, the Settlement Review Working Group, under the direction of Indiana, Minnesota and Rhode Island, recommended that a multi-state targeted market conduct examination focusing on workers compensation insurance be commenced under the direction of the NAIC's Market Analysis Working Group. AIG was informed of the multi-state targeted market conduct examination in January 2008. The lead states in the multi-state examination are Delaware, Florida, Indiana, Massachusetts, Minnesota, New York, Pennsylvania and Rhode Island. All other states (and the District of Columbia) agreed to participate in the multi-state examination. The examination focused on legacy issues related to AIG's writing and reporting of workers compensation insurance between 1985 and 1996.

   On December 17, 2010, AIG and the lead states reached an agreement to settle all regulatory liabilities arising out of the subjects of the multistate examination. The regulatory settlement agreement includes, among other terms, (i) AIG's payment of $100,000 in regulatory fines and penalties;
   (ii) AIG's payment of $46,500 in outstanding premium taxes; (iii) AIG's agreement to enter into a compliance plan describing agreed-upon specific steps and standards for evaluating AIG's ongoing compliance with state regulators governing the setting of workers compensation insurance premium rates and the reporting of workers compensation premiums; and (iv) AIG's agreement to pay up to $150,000 in contingent fines in the event that AIG fails to comply substantially with the compliance plan requirements. The $146,500 in fines, penalties and premium taxes can be funded out of the $338,000 held in the Workers Compensation Fund, discussed above, to the extent that such monies have not already been used to fund the class action settlement discussed above. The regulatory settlement originally was contingent upon, among other events: (i) a final, court-approved settlement being reached in all the lawsuits currently pending in Illinois arising out of workers compensation premium reporting issues, discussed above, including the putative class action, except that such settlement need not resolve claims between AIG and the Liberty Mutual Group and (ii) a settlement being reached and consummated between AIG and certain state insurance guaranty funds that may assert claims against AIG for underpayment of guaranty-fund assessments. AIG and the other parties to the regulatory settlement agreement subsequently agreed to waive the settlement contingency of a final settlement in the lawsuits, provided that such waiver will not become effective until AIG consummates a settlement with the state insurance guaranty associations.

   AIG and certain subsidiaries have established a reserve equal to the amounts payable under the proposed settlement.

   After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 24 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings.

   The consolidated actions have proceeded in that court in two parallel actions, In re insurance Brokerage Antitrust Litigation (the Commercial Complaint) and In re Employee Benefit Insurance Brokerage Antitrust Litigation (the Employee Benefits Complaint, and, together with the Commercial Complaint, the multi-district litigation).

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   The plaintiffs in the Commercial Complaint are a group of corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants were alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including certain AIG subsidiaries, including American Home Assurance Company (American Home), AIU Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company), Chartis Property Casualty Company (f/k/a both Birmingham Fire Insurance Company of Pennsylvania and AIG Casualty Company), Commerce and Industry Insurance Company, Lexington Insurance Company, National Union Fire Insurance Company of Louisiana, New Hampshire Insurance Company, and The Insurance Company of the State of Pennsylvania. The Commercial Complaint also named various brokers and other insurers as defendants (three of which have since settled). The Commercial Complaint alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The Commercial Complaint also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the Commercial Complaint alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antirust laws of 48 states and the District of Columbia, and were liable under common law breach of fiduciary duty and unjust enrichment theories. Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and the Sherman Antitrust Act violations.

   The plaintiffs in the Employee Benefits Complaint are a group of individual employees and corporate and municipal employees alleging claims on behalf of two separate nationwide purported classes: an employee class and an employer class that acquired insurance products from the defendants from January 1, 1998 to December 31, 2004. The Employee Benefits Complaint names AIG, and certain of its subsidiaries, including American Home, as well as various other brokers and insurers, as defendants. The activities alleged in the Employee Benefits Complaint, with certain exceptions, tracked the allegations of contingent commissions, bid-rigging and tying made in the Commercial Complaint.

   The court in connection with the Commercial Complaint granted (without leave to amend) defendants' motions to dismiss the federal antitrust and RICO claims on August 31, 2007 and September 28, 2007, respectively. The court declined to exercise supplemental jurisdiction over the state law claims in the Commercial Complaint and therefore dismissed it in its entirety. On January 14, 2008, the court granted defendants' motion for summary judgment on the ERISA claims in the Employee Benefits Complaint and subsequently dismissed the remaining state law claims without prejudice, thereby dismissing the Employee Benefits Complaint in its entirety. On February 12, 2008 plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit with respect to the dismissal of the Employee Benefits Complaint. Plaintiffs previously appealed the dismissal of the Commercial Complaint to the United States Court of Appeals for the Third Circuit on October 10, 2007.

   On August 16, 2010, the Third Circuit affirmed the dismissal of the Employee Benefits Complaint in its entirety, affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. The Third Circuit also affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. With respect to the antitrust claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" conspiracy to protect incumbent insurers that is based on allegations of bid-rigging involving

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   excess casualty insurance. The Court remanded this claim to the District Court, instructing it to consider whether plaintiffs must satisfy the heightened pleading standard for fraud, and if so, whether this remaining claim meets that standard. With respect to the RICO claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" enterprise based on allegations of bid-rigging involving excess casualty insurance. The Court remanded this claim to the District Court for consideration as to whether plaintiffs had adequately pled the remaining RICO elements not previously considered by the District Court dismissing the Commercial Complaint. Because the Third Circuit vacated in part the judgment dismissing the federal claims in the Commercial Complaint, the Third Circuit also vacated the District Court's dismissal of the state-law claims in the Commercial Complaint. On October 1, 2010, defendants in the Commercial Complaint filed motions to dismiss the remaining remanded claims in the District Court of New Jersey.

   On March 18, 2011, AIG, certain subsidiaries and certain other insurer and broker defendants agreed in principle to settle the multi-district litigation with a class consisting of all purchasers of commercial insurance policies from 1998 through 2004 that were issued by any of the defendants named in the Commercial Complaint and brokered through any of the insurance brokers named as defendants in the Commercial Complaint. Once the settlement is finalized approved by the Court and any appeals of Court approval or exhausted, the AIG defendants will pay a total of $6,750 towards a total group settlement payment of $36,750. A portion of the total settlement fund, which includes plaintiffs' attorneys' fees and class notice and administration fees, would be distributed to purchasers of excess casualty policies from any of the settling defendants and brokered through Marsh, with the remainder being used to fund a settlement that would be paid to a charitable or educational organization to be agreed to by the settling parties. On June 20, 2011, the Court "administratively terminated" without prejudice the various Defendants' pending motions to dismiss the proposed class plaintiffs' operative pleading indicating that those motions may be re-filed after adjudication of all issues related to the proposed class settlement and subject to the approval of the Magistrate Judge. On June 27, 2011, the Court preliminarily approved the class settlement. On June 30, 2011, AIG and certain subsidiaries placed their portion of the total settlement payment into escrow. If the settlement does not receive final court approval, those funds will revert to those parties. A final fairness hearing took place on September 14, 2011. On March 30, 2012, the Court granted final approval of the class settlement. The deadline for objectors to initiate appeals, if any, from the order granting final approval of the settlement is April 30, 2012.

   A number of complaints making allegations similar to those in the multi-district litigation have been filed against AIG, certain AIG subsidiaries and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. These additional consolidated actions are still pending in the District of New Jersey. The AIG defendants have sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation. These efforts have generally been successful, although four cases have proceeded (one each in Florida and New Jersey state courts that have settled, and one each in Texas and Kansas state courts that are proceeding). In the Texas case, a hearing was held on November 11, 2009 on defendants' Special Exceptions. In the Kansas case, defendants are appealing the trial court's April 2010 denial of defendants' motion to dismiss to the Kansas Supreme Court.

   On October 17, 2011, the Court conducted a conference in connection with the tag-along actions that have been consolidated with the Multi-District Litigation, and subsequently ordered that discovery and motion practice may proceed in those cases. The parties subsequently submitted proposed scheduling orders for discovery and any

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   additional motion practice to the Court, and a scheduling conference has been scheduled before the magistrate judge for April 30, 2012.

   AIG is also subject to various legal proceedings which have been disclosed in AIG's periodic filings under the Securities Exchange Act of 1934, as amended, in which the Company is not named as a party, but whose outcome may nonetheless adversely affect the Company's financial position or results of operation.

   Except as may have been otherwise noted above with respect to specific matters, the Company cannot predict the outcome of the matters described above, reasonably estimate the potential costs related to these matters, or determine whether other AIG subsidiaries, including the Company, would have exposure to proceedings in which they are not named parties by virtue of their participation in an intercompany pooling arrangement. In the opinion of management, except as may have been otherwise noted above with respect to specific matters, the Company's ultimate liability for the matters referred to above is not likely to have a material adverse effect on the Company's financial position, although it is possible that the effect would be material to the Company's results of operations for an individual reporting period.

B. LEASES

   The Company is the lessee for the office space occupied by it and several affiliates under various non-cancelable operating lease agreements that expire through October 21, 2023. The total lease expense was $103,577, $103,403 and $93,579 in 2011, 2010 and 2009, respectively. These lease expenses are allocated to each affiliate based upon the percentage of space occupied and the Company's share of these transactions is allocated to it and other members of the Admitted Pool based upon their stated pool percentage.

   At January 1, 2012, the minimum aggregate annual rental commitments are as follows:

                    2012......................... $ 103,455
                    2013.........................    91,419
                    2014.........................    87,653
                    2015.........................    83,502
                    2016.........................    82,749
                    Thereafter...................   215,358
                                                  ---------
                    TOTAL MINIMUM LEASE PAYMENTS  $ 664,136
                                                  =========

   Certain rental commitments have renewal options extending through the year 2035. Some of these renewals are subject to adjustments in future periods.

C. OTHER CONTINGENCIES

   In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity to fund future claim obligations. In the event the life insurers providing the annuity, on certain structured settlements, are not able to meet their obligations, the Company would be liable for the payments of benefits. As of December 31, 2011, the Company has not incurred

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

   a loss and there has been no default by any of the life insurers included in the transactions. Management believes that based on the financial strength of the life insurers involved in these structured settlements the likelihood of a loss is remote.

   The estimated loss reserves eliminated by such structured settlement annuities and the present value of annuities due from all life insurers (mostly affiliates) which the Company remains contingently liable amounted to $1,628,077 as of December 31, 2011. Also, as of December 31, 2011, the Company had the following amounts of annuities in excess of 1 percent of its policyholders' surplus due from the following life insurers:

                                                                           LICENSED IN
NAME OF LIFE INSURER                                     LOCATION BALANCES PENNSYLVANIA
--------------------                                     -------- -------- ------------
American General Life Insurance Company................. Texas    $ 87,021     Yes
American General Life Insurance Company of Delaware..... Delaware  329,170     Yes
BMO Life Assurance Company.............................. Canada    217,618      No
The United States Life Insurance Company in the City of  New
  New York.............................................. York      928,474     Yes
                                                         -------- --------     ---

   As part of the purchase agreement related to the acquisition of a certain affiliated entity from AIG, the Company may be obligated to pay a portion of future distributions of the acquired entity. The Company has recorded a liability for this contingent commitment.

   As part of its private equity portfolio investment, as of December 31, 2011, the Company may be called upon for an additional capital investment of up to $265,989. The Company expects only a small portion of this portfolio will be called during 2012.

   The Company has issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies. The Company would be required to perform under the guarantee in the event that guaranteed entities failed to make payments under the policies of insurance issued during the period of the guarantee. For guarantees that have been terminated, the Company remains contingently liable for all policyholder obligations associated with insurance policies issued by the guaranteed entities during the period in which the guarantee was in force.

   The Company has not been required to perform under any of the guarantees that it had issued.

   The Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the Company's place and stead. Additionally, each guaranteed entity has reported total assets in excess of its liabilities and the majority have invested assets in excess of its direct (prior to reinsurance) policyholder liabilities. Furthermore, for any former affiliate that has been sold, the purchaser has provided the Company with a hold harmless agreement relative to the guarantee. Accordingly, management believes that the likelihood of payment under any of the guarantees is remote.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   The following schedule sets forth the effective and termination dates of each guarantee, the amount of direct policyholder obligations guaranteed, the invested assets, estimated loss to the Company and policyholder surplus for each guaranteed entity as of December 31, 2011:

                                                                         POLICYHOLDER   INVESTED   ESTIMATED  POLICYHOLDERS'
                                                       DATE      DATE    OBLIGATIONS @  ASSETS @     LOSS @      SURPLUS
GUARANTEED COMPANY                                    ISSUED  TERMINATED  12/31/2011   12/31/2011  12/31/2011  @ 12/31/2011
------------------------------------------------     -------- ---------- ------------- ----------- ---------- --------------
AHICO First American-Hungarian Insurance
  Company....................................... *    9/15/98   1/30/09   $   154,182  $   186,506     --       $   37,928
American General Life Insurance Company of
  Delaware (formerly AIG Life Insurance
  Company)......................................      7/13/98  12/29/06     8,292,513    8,960,659     --          450,625
American International Assurance Co (Bermuda)
  Limited.......................................      8/23/99   1/31/08    18,613,000   33,555,000     --        3,419,000
American International Life Assurance Company
  of New York................................... **   7/13/98   4/30/10     5,499,817   22,548,377               1,842,268
Chartis Excess Limited (formerly AIG Excess
  Liability Insurance International Limited)....      5/28/98               2,267,382      681,607     --          402,175
Chartis Insurance Company--Puerto Rico
  (formerly American International Insurance
  Company of Puerto Rico).......................      11/5/97  12/31/09        97,923      161,071     --          142,618
Chartis Insurance Ireland Limited (formerly AIG
  Europe (Ireland) Limited).....................     12/15/97   1/31/12       837,812      402,556     --          125,215
Chartis Select Insurance Company (formerly AIG
  Excess Liability Insurance Company, Ltd.)..... ***  7/29/98   4/30/12       399,439    4,950,911     --        1,975,192
Chartis Ukraine Insurance Company (formerly
  AIG Ukraine) (rating withdrawn 2/13/03).......      10/1/00                  28,559           --     --            6,190
CJSC AIG Life Insurance Company (Russia)
  (formerly AIG Russia Insurance Company
  ZAO).......................................... *    9/15/98   1/30/09       338,645      481,345     --          145,641
First American Czech Insurance Company,
  A.S........................................... *    9/15/98   1/30/09       552,799      620,022     --           77,158
La Meridional Compania Argentina de Seguros
  S.A...........................................       1/6/98                 208,528       50,365     --           32,137
Landmark Insurance Company...................... +     3/2/98   4/30/12        96,463      512,494     --          160,746
21st Century Security Insurance Company (f/k/a
  New Hampshire Indemnity Company, Inc.)........     12/15/97   8/31/09        16,605      199,533     --          178,614
                                                     --------  --------   -----------  -----------    ---       ----------
   Total guarantees.............................                          $37,403,667  $73,310,446    $--       $8,995,507
                                                     ========  ========   ===========  ===========    ===       ==========

* These insurers were purchased by Met Life on November 1, 2010. In connection with the sale, MetLife, Inc. provided the Company with a hold harmless agreement with respect to its obligations under these guarantees

** American International Life Assurance Company of New York (AI Life) was merged into The United States Life Insurance Company of the City of New York (US Life) effective December 31, 2010.

***Merged into Lexington Insurance Company effective January 1, 2012.

+  Merged into National Union effective January 1, 2012.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


NOTE 12 - OTHER SIGNIFICANT MATTERS

The Company underwrites a significant concentration of its direct business with brokers.

As of December 31, 2011 and 2010, other admitted assets as reported in the accompanying STATEMENTS OF ADMITTED ASSETS were comprised of the following balances:

          OTHER ADMITTED ASSETS                     2011       2010
          ---------------------                  ---------  ---------
          Allowance provision................... $(109,147) $(259,391)
          Deposit accounting assets.............         4        724
          Deposit accounting assets--funds held.        --     93,433
          Guaranty funds receivable and on
            deposit.............................    10,567     12,876
          Loss funds on deposit.................    45,227     72,265
          Note receivable--reinsurance
            commutation.........................        --     39,065
          Paid loss clearing....................   365,347    335,996
          Retroactive reinsurance recoverable...     1,467      1,345
          Other assets..........................    77,215    144,151
                                                 ---------  ---------
          TOTAL OTHER ADMITTED ASSETS            $ 390,680  $ 440,464
                                                 =========  =========

Guaranty funds receivable represent payments to various state insolvency funds which are recoupable against future premium tax payments in the respective states. Various states allow insurance companies to recoup assessments over a period of five to ten years.

As of December 31, 2011 and 2010, the Company's liability for insolvency assessments, workers' compensation second injury and miscellaneous other assessments amounted to $145,746 and $42,674, respectively, with related assets for premium tax credits of $10,567 and $12,860, respectively. Of the amount accrued, the Company expects to pay approximately $78,105 for insolvency assessments, workers' compensation second injury and miscellaneous assessments during the next year and $57,075 in future periods. In addition, the Company anticipates it will realize $6,662 of premium tax offset credits and the associated liability in years two through five. The remaining $3,905 will be realized between years six through ten. A reconciliation of assets recognized from paid and accrued premium tax offsets as of December 31, 2011 is set forth below:

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)

Assets recognized from paid and accrued premium tax offsets
   and policy surcharges prior year-end............................................................ $12,860
Decreases current year:
   Policy surcharges collected.....................................................................     426
   Policy surcharges charged off...................................................................      --
   Premium tax offset applied......................................................................   2,785
Increases current year:
   Policy surcharges collected.....................................................................      --
   Policy surcharges charged off...................................................................      --
   Premium tax offset applied......................................................................     918
                                                                                                    -------
Assets recognized from paid and accrued premium tax offsets and policy surcharges current year-end. $10,567
                                                                                                    =======

   The Company routinely assesses the collectability of its receivable balances for potentially uncollectible premiums receivable due from agents and reinsurance recoverable balances. In connection therewith, as of December 31, 2011 and 2010, the Company had established an allowance for doubtful accounts of $109,147 and $259,391, respectively, which was reported as a contra asset within OTHER ADMITTED ASSETS in the accompanying STATEMENTS OF ADMITTED ASSETS.

   During 2011, 2010 and 2009, the Company recorded $(17,201), $21,847, and
   $(37,084), respectively, for allowance for doubtful accounts to NET GAIN/(LOSS) FROM AGENTS' BALANCES CHARGED-OFF in the accompanying STATEMENTS OF OPERATIONS.

   As of December 31, 2011 and 2010, other liabilities as reported in the accompanying STATEMENTS OF LIABILITIES, CAPITAL AND SURPLUS were comprised of the following balances:

OTHER LIABILITIES                                                                                2011       2010
-----------------                                                                             ---------  ---------
Accrued retrospective premiums............................................................... $  67,962  $  68,242
Amounts withheld or retained by company for account of others................................     4,715     10,585
Deferred commission earnings.................................................................     4,392      4,599
Deposit accounting liabilities...............................................................   103,048    200,441
Deposit accounting liabilities - funds held..................................................     5,117      1,045
Remittances and items not allocated..........................................................    26,252     30,006
Retroactive reinsurance payable..............................................................       372      1,328
Retroactive reinsurance reserves - assumed...................................................         -      4,405
Retroactive reinsurance reserves - ceded.....................................................      (949)    (2,192)
Salvage and subrogation recoverable..........................................................         -      1,876
Servicing carrier liability..................................................................     7,314      5,908
Escrow funds (NICO)..........................................................................    27,120          -
Other legal contingencies....................................................................    55,536          -
Other liabilities, includes suspense accounts, expense account balances and certain accruals.    73,722    133,364
                                                                                              ---------  ---------
   TOTAL OTHER LIABILITIES................................................................... $ 374,601  $ 459,607
                                                                                              =========  =========

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   On March 28, 2012, the balances reported as other legal contingencies were transferred to the parent company and recorded a deemed capital contribution in accordance with SSAP No. 72, SURPLUS AND QUASI-REORGANIZATIONS (SSAP 72).

   NICO funds third party reinsurance recoverable on behalf of Chartis Reinsureds. Chartis reports the balances collected and due to NICO as Escrow funds.

   NOTE 13 - SUBSEQUENT EVENTS

   Type I - Recognized Subsequent Events:

   Subsequent events have been considered through April 25, 2012 for the statutory statement issued on April 27, 2012.

   None

   Type II - Nonrecognized Subsequent Events:

   Subsequent events have been considered through April 25, 2012 for the statutory statement issued on April 27, 2012.

   Effective January 1, 2012, Landmark Insurance Company (Landmark) entered into an agreement of merger with the Company, whereby 100 percent of Landmark's business will be merged into the Company. The statutory surplus of Landmark is $160,746. In addition, effective January 1, 2012, Lexington Insurance Company (Lexington) entered into an agreement of merger with Chartis Select Insurance Company (Chartis Select), whereby 100 percent of Chartis Select's business was merged into Lexington. In accordance with the terms and conditions of these executed agreements, the mergers will result in the following; (1) Landmark's (2 percent) and Chartis Select's (18 percent) pool participation percentages will be added to Lexington, thereby increasing Lexington's participation percentage to 90 percent, and (2) the Company will retrocede 100 percent of Landmark's business to Lexington. Also, on that date, the Company's ownership of Lexington increased to 77.7 percent and ISOP's and Chartis PC's ownership decreased to 14.9 percent and
   4.4 percent, respectively, upon the merger of Chartis Select into Lexington.

   Effective February 17, 2012, the Company, together with the members of the Admitted Pool, the Chartis U.S. Surplus Lines Pool and AIU Insurance Company (collectively, the Fleet) entered into a Capital Maintenance Agreement (CMA) with AIG and Chartis, Inc. (AIG CMA). The AIG CMA provides that in the event that the Fleet's Total Adjusted Capital (TAC) falls below the specified minimum percentage of 350 percent of the Fleet's Authorized Control Level
   (ACL) Risk Based Capital (RBC), as estimated by Chartis, Inc. on a semi-annual basis subject to any adjustments or modifications required by the Company's domiciliary regulator or its independent auditors (the SMP), AIG will, within a specified time period prior to the close of the following fiscal quarter, contribute cash, cash equivalents, securities or other acceptable instruments that qualify as admitted assets to the Fleet so that the Fleet's TAC is projected to be equal to or greater than the SMP of the upcoming year-end. Additionally, each of Chartis and each Fleet member agreed, subject to approval by its board of directors and, if necessary, its domestic regulator, as applicable, to pay dividends that will be paid to AIG up to an amount equal to the lesser of; (i) the amount necessary to reduce the Fleets ACL RBC to an amount not materially greater than the SMP, or,
   (ii) the maximum dividends permitted by any applicable domiciliary regulator.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                       DECEMBER 31, 2011, 2010 AND 2009
                                (000'S OMITTED)


   Effective February 17, 2012, the Fleet entered into a CMA (Chartis CMA) with Chartis, Inc., Chartis U.S., Inc. and Chartis International, LLC (the Chartis entities). The Chartis CMA provides that in the event that the Fleet's TAC exceeds the SMP (as determined pursuant to the terms of the AIG
   CMA) while at the same time any Fleet member, as an individual legal entity, has a Total Adjusted Capital below 300 percent of such Company's Authorized Control Level RBC (the Individual Entity Minimum Percentage) (as determined by Chartis pursuant to the methodology set forth in the AIG CMA that is used to determine the SMP), the Chartis Entities and each Fleet member agree to make contributions, pay dividends or cause other transactions to occur that would result in each Fleet member's TAC being above the Individual Entity Minimum Percentage. No Fleet member is required to pay any dividend which would trigger the extraordinary dividend provisions of its domiciliary state or that is otherwise prohibited by such state.

   The Company received the approval from the PA DOI to pay an extraordinary dividend of $910,000 to its immediate parent. The dividend, made up of municipal securities and cash of $876,104 and $33,896, respectively, was paid on March 27, 2012.

   In a transaction effective March 2012, and with the approval of the PA DOI, ISOP and Chartis PC distributed their ownership of Lexington and Chartis Specialty Insurance Company (Chartis Specialty) to Chartis by means of an extraordinary dividend and return of paid in capital. Chartis then contributed the shares of Lexington and Chartis Specialty to the Company. As a result of this transaction, Lexington and Chartis Specialty are now wholly owned subsidiaries of the Company.

   On March 28, 2012, the balances reported as other legal contingencies were transferred to the parent company and recorded a deemed capital contribution in accordance with SSAP 72.

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                       DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)
--------------------------------------------------------------------------------

NOTE 14--EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT
-------------------------------------------------------------------------------

STORM SANDY
-----------

Storm Sandy represented a large catastrophic event occurring in October 2012. The Company's preliminary estimate of its pre-tax losses related to Storm Sandy, net of reinsurance, is approximately $286 million. Due to the complexity of factors contributing to the losses, there can be no assurance that the Company's ultimate losses associated with this storm will not differ from this estimate, perhaps materially. Such estimate includes the Company's share of amounts assumed by the Company under an intercompany excess of loss property catastrophe reinsurance agreement pursuant to which the Company reinsures Lexington and Chartis Specialty (the Surplus Pool). Such reinsurance agreement provides the Surplus Pool with 60% quota share coverage for up to $2.75 billion in first event per occurrence property losses in excess of $1 billion. The Company's wholly owned subsidiaries, Lexington and Chartis Specialty, have estimated their preliminary pre-tax losses related to Storm Sandy to be approximately $1.2 billion, net of reinsurance. Losses related to Storm Sandy will be reflected in the Company's annual statutory statement and any subsequent changes will be recorded in the period in which they occur. These preliminary estimates involve the exercise of considerable judgment.

As a result of the estimated losses related to Storm Sandy, the Company is currently assessing the need to record a valuation allowance. The impact, if recorded, could be material to the Company's financial condition or its results of operations. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. Refer to Note 8 for a discussion of statutory valuation allowances.

The Company expects to receive a capital contribution from its parent of $300 million and will then contribute capital of $200 million to Lexington.

LEGAL PROCEEDINGS
-----------------

In connection with the previously disclosed multi-state examination of certain accident and health products, including travel products, issued by National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), Chartis Inc., on behalf of itself, National Union, and certain of Chartis Inc.'s insurance and non-insurance companies (collectively, the Chartis parties) entered into a Regulatory Settlement Agreement with regulators from 50 U.S. jurisdictions effective November 29, 2012. Under the agreement, and without admitting any liability for the issues raised in the examination, Chartis agreed to (i) pay a civil penalty of $50 million, (ii) enter into a corrective action plan describing agreed-upon specific steps and standards for evaluating the Chartis parties' ongoing compliance with laws and regulations governing the issues identified in the examination, and (iii) pay a contingent fine in the event that the Chartis parties fail to satisfy certain terms of the corrective action plan. As of September 30, 2012, the Company has an accrued liability equal to the amount of the civil penalty. National Union and other AIG companies are also currently subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course. There can be no assurance that any regulatory action resulting from the issues identified will not have a material adverse effect on AIG's ongoing operations of the business subject to the agreement, or on similar business written by other AIG carriers.

In connection with the previously disclosed putative class action pending in state court in Alabama that arises out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc., on August 15, 2012, the court granted

           NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.

                 NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                       DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)
--------------------------------------------------------------------------------

plaintiffs' motion for class certification. Defendants filed a notice of appeal of that order to the Alabama Supreme Court on September 25, 2012. The case in the trial court will be stayed until that appeal is resolved.

In connection with the previously disclosed settlement of the class action filed against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance, and the appeal by Liberty Mutual, Safeco and Ohio Casualty challenging the certification of the settlement class and final approval of the class action settlement, oral argument on that appeal took place on November 29, 2012.

In connection with the previously disclosed settlement of the purported class action in South Carolina federal court against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums, the court granted final approval of the settlement on September 14, 2012. No appeals from that final approval order were filed, so the matter is now concluded.

In connection with the previously disclosed multi-state targeted market conduct examination focusing on workers compensation insurance, and the related pre-litigation claims asserted by state insurance guaranty associations, on May 29, 2012, AIG completed its $25 million settlement with the guaranty associations, and the regulatory settlement was deemed effective on that date. The $146.5 million in fines, penalties and premium taxes were then disbursed to the regulatory settlement recipients pursuant to the terms of the associated escrow agreement.

In connection with the previously disclosed settlement of the federal antitrust and RICO class actions against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids, which were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings, on April 27, 2012, three notices of appeal of the order granting final approval of the class action settlement were filed, two of which were subsequently withdrawn. The United States Court of Appeals for the Third Circuit issued an order on December 5, 2012 dismissing the appeal of the final appellant for failure to file a timely brief.

In connection with the previously disclosed tag-along actions that have been consolidated with the Multi-District Litigation, a scheduling order was entered by the magistrate judge on April 30, 2012 that sets, among other things, a deadline of January 22, 2013 for the close of fact discovery in those cases.

Refer to Note 11 for additional information.

                          PART II - OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

(1) Undertakings of the Trust

The Trust undertakes to include a toll-free number in the applicable prospectus that the applicant can use to request any financial statements required to be made available under this form be delivered promptly upon written or oral request.

(2) Undertakings of the Depositor

          (A) National Union Guarantee

During any time there are insurance obligations outstanding and covered by the guarantee issued by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union Guarantee Period"), filed as an exhibit to this Registration Statement (the "National Union Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the National Union Guarantee promptly after the happening of significant events related to the National Union Guarantee.

These significant events include: (i) termination of the National Union Guarantee that has a material adverse effect on the policy owner's rights under the National Union Guarantee; (ii) a default under the National Union Guarantee that has a material adverse effect on the policy owner's rights under the National Union Guarantee; or (iii) the insolvency of National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union").

Depositor hereby undertakes during the National Union Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of National Union in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of National Union regarding such financial statements.

During the National Union Guarantee Period, the Depositor hereby undertakes to include in the prospectuses to policy owners, an offer to supply the annual audited statutory financial statements of National Union, free of charge upon a policy owner's request.

As of December 29, 2006 at 4:00 p.m. Eastern time (the "Point of Termination"), the National Union Guarantee was terminated for prospectively issued Policies. The National Union Guarantee will not cover any Policies with a date of issue later than the Point of Termination. The National Union Guarantee will continue to cover Policies with a date of issue earlier than the Point of Termination until all insurance obligations under such Policies are satisfied in full.

Effective December 31, 2012, American General Life Insurance Company of Delaware, an affiliate of American General Life Insurance Company, merged with and into American General Life Insurance Company. Texas law provides for the continuation of guarantees for policies and other contracts and certificates issued prior to a merger. Therefore, the National Union Guarantee will continue to cover Policies with a date of issue earlier than the Point of Termination.

(B)  Financial statements

     The following financial statements are incorporated by reference or included herein, as indicated below, to this Registration Statement:

     (1) Audited Financial Statements of Variable Account II of American General Life Insurance Company of Delaware for the year ended December 31, 2011 are included in Part II of the Registration Statement.

     (2) Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 27 to Form N-6 Registration Statement (File No. 333-34199) of American General Life Insurance Company of Delaware Separate Account II filed on April 30, 2012.

     (3) Audited Statutory Financial Statements of American General Assurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-185761) of American General Life Insurance Company Separate Account II filed on January 2, 2013.

     (4) Audited Consolidated Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-185761) of American General Life Insurance Company Separate Account II filed on January 2, 2013.

     (5) Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 333-157199) of Variable Separate Account filed on April 26, 2012.

     (6) Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-185761) of American General Life Insurance Company Separate Account II filed on January 2, 2013.

     (7) Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 26 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on April 30, 2012.

     (8) Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on
         April 30, 2012.

     (9) Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011 is included in Part II of the Registration Statement.

     (10)The statutory statement of admitted assets, liabilities, capital and surplus of National Union Fire Insurance Company of Pittsburgh, Pa. as of December 31, 2011 and 2010, and the related statutory statements of income and changes in capital and surplus and of cash flow for each of the three years in the period ended December 31, 2011 are included in
         Part II of the Registration Statement.

                                REPRESENTATION

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by American General Life Insurance Company.

                                INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

AMERICAN GENERAL LIFE INSURANCE COMPANY

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     Explanatory Note.
     Supplement to the Prospectus consisting of four [4] pages.
     The undertaking to file reports.
     Representation.
     The signatures.

     Written consents of the following persons:
     Mallary Reznik, Esq.
     PricewaterhouseCoopers LLP
     PricewaterhouseCoopers, Hong Kong

The following exhibits:

1. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2, unless indicated otherwise.

    (1) (a) Certificate of Resolution for AIG Life Insurance Company pursuant to the Board of Directors' meeting dated June 5, 1986, authorizing the establishment of separate accounts for the issuance and sale of variable life insurance contracts and variable and fixed annuity contracts. (1)

         (b) Certificate of Resolution for AIG Life Insurance Company pursuant to the Board of Directors' meeting dated September 12, 1995, amending in its entirety the resolution previously passed by the Board of Directors on June 5, 1986, authorizing the establishment of separate accounts for the issuance and sale of variable life insurance contracts and variable and fixed annuity contracts. (8)

         (c) AIG Life Insurance Company Unanimous Consent of the Board of Directors in Lieu of a Meeting dated December 7, 2009, changing the name of the Company from AIG Life Insurance Company to American

              General Life Insurance Company of Delaware, and resolving to amend all corporate documents as necessary and to execute and deliver all certificates, documents and instruments to carry out the resolutions. (10)

         (d) Section 5, the "Governing Law and Name of Surviving Corp." of the Agreement and Plan of Merger. (14)

    (2)  N/A

    (3) (a) Specimen form of Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, dated October 1, 2002. (7)

         (b) Form of Schedule A-1 as of January 2, 2013 to Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, dated October 1, 2002. (14)

         (c) Form of Selling Group Agreement - Servicing Only by and among American General Equity Services Corporation, American General Life Insurance Company, Selling Group Member and Associated Agency. (16)

    (4)  N/A

    (5)  (a)  Form of Flexible Premium Variable Life Insurance Policy
              (1VUL1294) (1)

         (b) Form of Group Flexible Variable Universal Life Policy (11GVUL0597) (1)

         (c) Form of Certificate of Group Flexible Variable Universal Life (16GVUL0597) (1)

         (d) Form of Group Flexible Variable Life Insurance Policy (11GVULD997) (2)

         (e) Form of Certificate of Group Flexible Variable Universal Life (16GVULD997) (2)

         (f) Form of Flexible Premium Variable Life Insurance Policy (11VUL800) (5)

         (g) Specimen Form of Merger Endorsement for owners and participants residing in Delaware. (14)

         (h) Form of Application for Group Flexible Premium Variable Life Insurance Policy, Form No. 14COLI400. (14)

    (6) (a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (11)

         (b) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (12)

         (c) By-Laws of American General Life Insurance Company, restated as of June 8, 2005. (13)

    (7)  N/A

    (8) (a) Power of Attorney with respect to Registration Statements and Amendments thereto signed by the directors and, where applicable, officers of National Union Fire Insurance Company of Pittsburgh, Pa. (14)

    (9) (a) General Guarantee Agreement from National Union Fire Insurance Company of Pittsburgh, Pa. on behalf of AIG Life Insurance Company. (14)

         (b) Notice of Termination of Guarantee as Published in the Wall Street Journal on November 24, 2006. (14)

         (c) Notice of Termination of AIG Support Agreement between American General Life Insurance Company of Delaware and American International Group, Inc., including a copy of the agreement attached to such Notice as Exhibit I. (14)

         (d) Unconditional Capital Maintenance Agreement between American International Group, Inc. and American General Life Insurance Company. (15)

         (e)  Specimen form of Agreement and Plan of Merger. (14)

   (10)  (a)  Form of Life Insurance Application (14APP0396) (1)

         (b)  Form of Supplemental Application (14SGVUL0597NJ) (1)

         (c)  Form of Group Life Insurance Application (14GAPP0397NJ) (1)

         (d)  Form of Group Life Insurance Application (14GVAPP997) (2)

         (e) Form of Request for Investment Division/Series Transfer, Form No. AGLC101396. (16)

         (f) Form of Request for Change in Allocation of Net Premiums and Monthly Deductions, Form No. AGLC101394. (16)

   (11) Code of Ethics. Not applicable. Rule 17j-1(c)(1) of the Investment Company Act of 1940 specifically exempts the Separate Account from adopting a code of ethics.

2.  Opinion of Counsel and Consent of Depositor. (Filed herewith)

3.  N/A

4.  N/A

5.  Consents. (Filed herewith)

6.  N/A

--------------------------------------------------------------------------------

(1) Incorporated by reference to Registrant's Post-Effective Amendment, No. 4 filed on Form S-6 (File No. 033-90684), dated October 27, 1998.

(2) Incorporated by reference to Registrant's Post-Effective Amendment No. 1 filed on Form S-6 (File No. 333-34199), dated March 13, 1998.

(3) Incorporated by reference to Registrant's Post-Effective Amendment, No 2 filed on Form S-6 (File No. 033-90684), dated May 1, 1997.

(4) Incorporated by reference to Registrant's Post-Effective Amendment, No. 2 filed on Form S-6 (File No. 333-71753), dated May 1, 2000.

(5) Incorporated by reference to Registrant's Post-Effective Amendment No. 3 filed on Form S-6 (File No. 333-71753), dated December 29, 2000.

(6) Incorporated by reference to Registrant's Post-Effective Amendment No. 4 filed on Form S-6 (File No. 333-71753), dated May 1, 2001.

(7) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.

(8) Incorporated by reference to Post-Effective Amendment No. 9 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of AIG Life Insurance Company filed on February 7, 2003.

(9) Incorporated by reference to Post-Effective amendment No. 5 Form S-6 Registration Statement (File No. 333-71753) of AIG Life Insurance Company Variable Account II filed on July 28, 2006.

(10) Incorporated by reference to Post-Effective Amendment No. 23 to Form N-6 Registration Statement (File No. 333-34199) of Variable Account II of American General Life Insurance Company of Delaware (f/k/a AIG Life Insurance Company) filed on May 3, 2010.

(11) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(12) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(13) Incorporated by reference to Post-Effective Amendment No. 11 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on August 12, 2005.

(14) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-185761) of American General Life Insurance Company Separate Account II filed on January 2, 2013.

(15) Incorporated by reference to Post-Effective Amendment No. 3 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on May 2, 2011.

(16) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-185782) of American General Life Insurance Company Separate Account II filed on January 2, 2013.

                              POWERS OF ATTORNEY

   Each person whose signature appears below hereby appoints Mary Jane B. Fortin, Manda Ghaferi, Steven A. Glover and David S. Jorgensen and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account II of American General Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 28th day of December, 2012.


                                    SEPARATE ACCOUNT II OF AMERICAN GENERAL LIFE
                                    INSURANCE COMPANY
                                    (Registrant)

                               BY:  AMERICAN GENERAL LIFE INSURANCE COMPANY
                                    (On behalf of the Registrant and itself)

                               BY:  MARY JANE B. FORTIN
                                    --------------------------------------------
                                    MARY JANE B. FORTIN
                                    EXECUTIVE VICE PRESIDENT
                                      AND CHIEF FINANCIAL OFFICER

                                    AGL - 1

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.

Signature            Title                          Date
---------            -----                          ----

JAMES A. MALLON      Director, Acting Chairman,     December 28, 2012
-------------------- President and Chief Executive
JAMES A. MALLON      Officer

MARY JANE B. FORTIN  Director, Executive Vice       December 28, 2012
-------------------- President and Chief Financial
MARY JANE B. FORTIN  Officer

DON W. CUMMINGS      Director, Senior Vice          December 28, 2012
-------------------- President
DON W. CUMMINGS

ROBERT M. BEUERLEIN  Director                       December 28, 2012
--------------------
ROBERT M. BEUERLEIN

JEFFREY H. CARLSON   Director                       December 28, 2012
--------------------
JEFFREY H. CARLSON

KYLE L. JENNINGS     Director                       December 28, 2012
--------------------
KYLE L. JENNINGS

                                    AGL - 2

                                                                     333-
                                                                      811-04867

                                  SIGNATURES

   National Union Fire Insurance Company of Pittsburgh, Pa. has caused this amended Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 28th day of December, 2012.

                                                  NATIONAL UNION FIRE INSURANCE
                                                  COMPANY OF PITTSBURGH, PA.

                                             BY:  SEAN T. LEONARD
                                                  -----------------------------
                                                  SEAN T. LEONARD
                                                  CHIEF FINANCIAL OFFICER
                                                    AND SENIOR VICE PRESIDENT

   This amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     Signature                  Title                          Date
     ---------                  -----                          ----
* PETER D. HANCOCK              Chairman and Director          December 28, 2012
---------------------------
PETER D. HANCOCK

* PETER J. EASTWOOD             President and Chief Executive  December 28, 2012
---------------------------     Officer
PETER D. EASTWOOD

* JAMES BRACKEN                 Director                       December 28, 2012
---------------------------
JAMES BRACKEN

* JOHN Q. DOYLE                 Director                       December 28, 2012
---------------------------
JOHN Q. DOYLE

* DAVID NEIL FIELDS             Director                       December 28, 2012
---------------------------
DAVID NEIL FIELDS

* DAVID L. HERZOG               Director                       December 28, 2012
---------------------------
DAVID L. HERZOG

---------------------------     Director                       December __, 2012
MONIKA M. MACHON

* RALPH W. MUCERINO             Director                       December 28, 2012
---------------------------
RALPH W. MUCERINO

---------------------------     Director                       December __, 2012
SID SANKARAN

---------------------------     Director                       December __, 2012
MARK T. WILLIS

* BY:  SEAN T. LEONARD
       -------------------------
       SEAN T. LEONARD
       ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

ITEM 1. EXHIBITS

     2   Opinion of Counsel and Consent of Depositor.
     5   Consents

                                      E-1